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04030400

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME HBOS PLC

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

MAY 25 2004

THOMSON FINANCIAL B

FILE NO. 82- 5222 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 5/25/04


HBOS plc
Annual Report and
Accounts 2003
82-5222
AR/S
12-31-03
04 APR -9 AM 7:21

Contents

82-5221

Annual Review & Summary Financial Statement 2003

Notice of Meeting

04 APR -9 AM 7:21

HBOS plc

Chief Executive's statement



"Last year's volume growth and efficiency gains will prove to be the foundations of higher shareholder returns in 2004 and beyond."

James Crosby
Chief Executive

Profits and dividends increase
In 2003 we built on the good start we made as HBOS since Halifax and Bank of Scotland came together in September 2001. Profits have grown by over 50% since the year of the merger.

Profit before tax was up by 29% to £3,766m with profit before tax and exceptional items up by 27% to £3,885m. Earnings per share rose 22% on an underlying basis to 68.5p. In line with our dividend policy of targeting dividend cover of two and a half times in the medium term, we have for the second consecutive year, proposed an increase in the dividend of 5%. The proposed final dividend is 20.6p and takes the total for the year to 30.9p.

Good performance right across the Group
One of the most satisfying features of the results was that all the operating divisions grew profits in 2003 – Retail up 19%, Corporate up 21%, Business Banking up 32%, Insurance & Investment up 51% and Treasury up 3%. On pages 4, 5 and 6 we give more detail of our business results for the year.

In 2003 we grew income by 19% whilst underlying costs grew by 9%. Within our income growth, net interest income grew 14% as we saw net interest margin reduce to 1.77% from 1.83%. Non-interest income grew 26%.

Strong balance sheet
Our balance sheet continues to be strong despite demands placed on it during the year. During 2003 HBOS deployed its capital resources to support the 15% growth in risk weighted assets, to finance the £436m acquisition of the BankWest minority and to fund the previously disclosed £500m injection into Clerical Medical.

The Tier 1 ratio, our measure of capital strength, has remained firmly within our target range at 7.6%, while the total capital ratio has risen from 10.4% to 11.1%.

Merger and cost initiatives deliver
The implementation of cost control initiatives together with merger synergies have combined with strong income growth to produce a significant improvement in the cost:income ratio which fell to 41.6% from 45.2%. On this measure we believe that we are one of the most efficient large banks in Europe.

We continue to exceed expectations of synergies derived from our merger. In 2003 £296m of revenue synergies and £286m of cost synergies contributed a combined £582m to the Group's results, comfortably exceeding the full year target of £470m.

Stable credit quality
HBOS's stable credit performance is a reflection of the resilient performance of the UK economy, the effectiveness of our credit assessment techniques, and the comparative bias within our balance sheet towards higher quality asset classes. Relative to our UK peers, we believe we are heavier in residential mortgages whilst remaining comparatively light in unsecured personal and SME lending and in corporate lending.

Closing provisions for bad debts were 0.79% of advances, down from 0.84% a year earlier.

Contents

AGM

Information and attendance details for our Annual General Meeting on 27 April 2004 are on the back cover of this document.

Total non-performing assets as a percentage of advances were unchanged at 1.75%.

Outlook and prospects

As previously announced, the Group is now organised around four Divisions; Retail, Insurance & Investment, Corporate and International Operations. The results for 2004 (with re-stated comparatives for 2003) will be presented on this basis.

The UK economy is strengthening and the interest rate cycle has turned. However, despite the increase in public sector spending, the need to achieve a smooth transition from consumer to investment led growth points to only modest rate rises.

Low interest rates, a benign employment market and the shortage of housing stock will continue to underpin the housing market in 2004. And indeed the market has seen a buoyant start to the year. Even so, after 3 years of a strong housing market, there is no room for complacency. We have, and will continue to tighten our lending criteria. In the short term therefore, this will be reflected in HBOS's mortgage strategy where we now expect to trade at or, if appropriate, below our stock share for net lending (23%).

The rate of growth in demand for unsecured personal credit has slowed. Although there are few signs of deterioration in retail credit conditions, here too we remain vigilant for any contrary indicators.

We do not expect corporate credit conditions to deteriorate. Our work in progress remains strong and we expect to benefit from a further recovery in corporate activity.

More stable equity markets should see confidence gradually return to investment product markets. More specifically the significant reduction in demand for with profits products and the advent of depolarisation both favour HBOS's multi-brand distribution led strategy.

Both the UK and European authorities are proposing extensive regulatory change, stretching from capital adequacy to treating customers fairly. Regardless of the scale of such change, which should in any case favour larger companies such as HBOS, it is important that everything we do runs with the grain of regulatory policy. Indeed our shareholders have every right to demand that we regard regulation as another opportunity to create comparative advantage versus our competitors.

As we complete the task of extracting the promised merger synergies, so 2004 should see HBOS reach some important financial benchmarks. With cost growth restricted to 5%, the underlying cost:income ratio is expected to fall through 40%. As promised at the time of the 2002 capital raising, retained earnings will be capable of supporting double digit balance sheet growth without straining the Tier 1 ratio. Most important of all, 2 years of strong asset growth with significant gains in efficiency and now an acceleration in non-interest income, should see us reach our benchmark return on equity (20%). Under current industry structures, we regard these benchmarks as sustainable.

The inherent growth characteristics of UK financial services will be the backdrop for HBOS growth beyond 2004, particularly as UK market shares re-align in the aftermath of consolidation. As a number of competitors also look outside the UK for their primary growth prospects, the opportunities increase for a strong HBOS to grow at the expense of the competition.

James Crosby
Chief Executive

"we have confidence in our medium term growth prospects"

How we've done this year

30.9p
dividend per share

7.6%
Tier 1 ratio

68.5p
Earnings per share up 22% on an underlying basis

Business performance in 2003

An impressive year

Retail

HBOS's distinctive consumer strategy continued to generate strong sales and income growth from a tightly controlled cost base. Profit before tax and exceptionals rose by 19% to £1,698m.

As promised, growth in savings balances accelerated. Taken together with credit balances in bank accounts, total balances increased by £11bn (£7bn in 2002) to £115bn, increasing HBOS's share of UK Household Sector Liquid Assets to an estimated 15.7% (2002 15.5%).

In 2003 our strategy in the mortgage market continued to de-emphasise re-mortgages, given their comparatively unfavourable risk reward characteristics. Nonetheless, the collective reach and service quality of the five HBOS mortgage brands delivered an above target market share for net mortgage lending of 25% (target 23%). The average Loan to Value ("LTV") on new lending fell to 61% (2002 63%), at the end of the year and the average LTV across the whole book remained at 43%.

In traditional banking products HBOS continued to gain at others' expense with sales of 1m new credit card accounts and 1.2m bank accounts. These gave us an estimated 16% market share of new sales of credit cards with balances rising 21%. An estimated 25% of the "new and switcher" market in bank accounts helped us to achieve a 55% growth in credit balances.

As targeted, a substantial increase in operating income achieved on a stable cost base saw Intelligent Finance break even in December. For the year as a whole its losses reduced significantly to £53m from £147m in 2002.

Retail asset quality remains robust. Non-performing assets were stable at 1.80% of closing advances (1.78% 2002). The charge for provisions as a percentage of average advances was 0.30%, 5bps higher than in 2002 with the increase in provisions reflecting both the changing mix of lending and the normal ageing of the loan portfolio.

The Retail cost:income ratio fell to 47.8% (2002 52.5%), the direct consequence of sales growth, improved productivity and continuing tight cost control as costs grew by 3.2% (target 3%).

Insurance & Investment

In both Insurance and Investment, in rapidly consolidating markets, HBOS's distribution strength and low cost advantage enabled us to record further market share gains in the UK. Sales of general insurance products rose by 19%. In a contracting market, investment product sales were stable as we closed in on our goal of being No.1 for investment product sales in the UK. Coupled with a significant turnround in short term fluctuations in investment returns, this enabled profits before tax and exceptionals to increase by 51% to £887m.

Insurance profits rose by 11% to £445m as HBOS turned its low cost distribution advantage directly into value for consumers and attractive returns for shareholders. Sales of household and repayment insurance products increased by 20% and 9% respectively, whilst sales of motor insurance policies were up 69%. esure saw almost 800,000 motor and household policies sold and is expected to break even in the first half of 2004.

In the 4th quarter we launched two new developments designed to enhance future growth. First Alternative, our newest joint venture with Peter Wood, capitalises on esure's existing investment in infrastructure. By enabling HBOS to meet the needs of non-standard drivers it extends our distribution reach for motor insurance. As from the end of December we started to underwrite our household insurance business (previously with Royal & Sun Alliance) and all such business will transfer to HBOS on renewal during 2004. As an underwriter, HBOS will recognise its profits from household insurance later than was the case as a commission earning introducer. As disclosed previously, this will have the one off effect of reducing reported profits in 2004 by around £76m.

A significant reduction in negative short term fluctuations in investment returns meant that investment profits rose by 134% to £442m (£189m in 2002). However, reduced margins on in force business and



Business contribution
Share of profit before tax and exceptional items
Retail Banking
Insurance & Investment
Business Banking
Corporate Banking
Treasury
BankWest
over 50% growth in profits since 2001


HALIFAX

BANK OF SCOTLAND

IF
INTELLIGENT FINANCE

esure

CLERICAL MEDICAL

HBOS
Treasury Services

Insight
INVESTMENT

assets under management as a consequence of lower average stock market levels during the year, and one-off costs associated with the acquisition of Rothschild Asset Management, saw profits based on long term investment return assumptions (i.e. excluding short-term fluctuations and changes to economic assumptions) fall by 19% to £416m.

Last year we began a significant re-structuring of our intermediary and bancassurance operations. To be completed early 2005, this will result in a significant enhancement to the long-term profitability of our investment business. In the meantime, progress made to date contributed to the improvement in new business profitability to 25% of equivalent premium income (22% in 2002), achieving our medium-term target of 25%.

Bancassurance sales, which rose 21%, once again underlined the power of simplicity and value for money, even in difficult investment product markets. With profits products accounted for only 8% of Clerical Medical's intermediary sales in the UK. Nonetheless, total UK intermediary sales were resilient, down just 10%, whilst overall intermediary sales fell 17% in tough markets. Wealth management sales showed real signs of improvement in the second half. Down 17% at the half year, for the year as a whole, sales for St. James's Place Capital were only 3% lower than a year earlier, as high net worth investors' confidence began to recover.

Business Banking
Business Banking started to deliver the required payback for the major investment made in taking our SME products and services into England and Wales. We have achieved our interim SME market share target of 6%, one year early. Profit before tax and exceptionals rose by 32% to £404m.

The newly established business hunters field force and the direct business bank are both gaining customers at the expense of our peers. Customer lending balances increased by £7.5bn (32%) while deposits grew by 40% to £17bn. The investment required in people, systems and infrastructure was substantially completed in the second half of last year leading to an 11% increase in underlying operating expenses in 2003. However, as targeted, for 2003 as a whole, the cost:income ratio reduced to 53.0% from 55.7%.

A more stable market in motor residuals made for better trading from both our motor finance and contract hire/vehicle management businesses, both of which benefited from the withdrawal of key competitors.

Bank of Scotland (Ireland) has proven to be particularly successful in challenging the existing providers of financial services with a number of product innovations. Bank of Scotland (Ireland) now has over 19% SME market share with lending growth of 17% and growth in deposit balances of 34% in local currency in 2003.

Growth in Business Banking has not been at the expense of credit quality. Such strong growth in assets meant that, as a percentage of advances, non-performing assets fell to 1.97% (2.21% end 2002) whilst the provisions charge, as a percentage of average advances, fell to 0.49% against 0.70% in 2002.

Corporate Banking
Increasingly benign market conditions and attractive margins allowed Corporate to sustain momentum without any increase in risk appetite or a move outside long established areas of expertise. Profit before tax and exceptionals rose 21% to £826m.

Customer lending growth of £5.2bn slowed to 11%, the direct result of our improved capability and success in selling down debt together with the planned repayment of some large high profile exposures. The same strategy saw an acceleration in the growth of non-interest income, 26% higher than a year earlier. Deposit balances advanced by 43% to £20.2bn.

Accounting for around a third of loans, our largest industry sector continues to be


"profits increase in all five divisions"


Birmingham
Midshires

ST. JAMES'S PLACE
PARTNERSHIP

St Andrew's
GROUP

BankWest

The
Mortgage
Business

construction and property. Our focus here lies primarily in the property investment sector where in the first instance the credit exposure is assessed against quality rental covenants. We continue to have limited exposure to commercial developments.

Credit quality was relatively stable which is reflected in a slightly reduced provisions charge of 0.70% of average advances (2002 0.72%). Non-performing assets were 1.65% of advances (2002 1.56%).

A long standing reputation for innovation, coupled with the ability to make things happen, have enabled Corporate to seize the huge opportunities presented by the creation of HBOS. In the process we have built market leading positions, most notably with our Structured Finance, Integrated Finance and Joint Venture offerings where our positioning as the "one stop shop" for the full range of underlying banking products continues to be a clear source of competitive advantage.

Treasury

Treasury profit before tax and exceptionals of £239m were 3% above those achieved last year. Growth in sales of Treasury products to the HBOS Group and its customers (up 65% on a like for like basis) very largely offset a decline in the wholesale interest margin and enabled Treasury to sustain 2002's performance.

Our Treasury operation is focused on the generation of high quality earnings. In 2003, 70% of revenues were derived from the management of funding and liquidity and the provision of products and services to the HBOS Group and its customers. Consistent with such an internally focused strategy, asset quality is very strong. We avoid sub investment grade investments and at the end of 2003, over 99% of our total portfolio was rated A or above. No credit provisions were required in the period.

HBOS Treasury Services was very active in funding for the Group, successfully launching the first two covered bond issues in the UK market as well as raising £11.5bn from mortgage securitisations.

BankWest

Last year saw BankWest's profits recover strongly, rising 25% in local currency. Strong growth in both retail and business lending, coupled with robust margins and an improving credit experience, all contributed to this step-change in performance.

In September HBOS completed the acquisition of the minority in BankWest. We are currently engaged in bringing BankWest closer together with our other Australian activities, BOSIAL, Capital Finance and St. Andrew's Insurance, to create HBOS Australia. This will greatly enhance our ability to create value for shareholders from our Australian assets.

In the Community

HBOS has placed Corporate Responsibility ("CR") at the heart of its business. It is central to all that we do. Our customers, employees, investors and the communities we operate within all expect us to perform as strongly as a corporate citizen as we do in other aspects of our business.

Our efforts in these areas are led by our Chief Executive and our Board who have developed policies for Community Investment, Ethics, Environment, Diversity and Corporate Responsibility. We are making substantial progress but we recognise that we need to do more and have identified several areas where we know we can do better.

In 2003 we published our first CR Report down loadable from our website www.HBOSplc.com and participated in Business in the Community's pilot Corporate Impact Reporting initiative which aims to provide comparative data on corporate CR performance.

Marketplace

Our market strategy is to offer products which represent value for money and are easy to access and to understand. We have launched many initiatives to make financial products and services more accessible and are the leading provider in the UK of social bank accounts and finance for housing associations. Through "click and call" units sited in over 650 branches all our customers are able to access the internet and use on-line banking. We are piloting the Treasury's Savings Gateway scheme designed to provide an incentive for those on low incomes to save more by matching pound for pound the amount they invest up to £750.

HBOS has over 22m customers and all of our businesses carry out regular customer surveys so that we know how our customers

"we have invested heavily in developing the skills of our employees"

£1.38m
raised for Macmillan Cancer Relief



perceive us and can identify opportunities for improvement to their levels of satisfaction with our services and products.

Workplace
We value our employees and encourage them to succeed regardless of age, gender, colour, race, nationality or sexual orientation. Our group-wide Diversity Leadership Group is chaired by our Chief Executive and strives to achieve the highest standards of excellence in recruitment and employment. We also make continuous efforts to ensure that our branches are reflective of the communities they serve and that our literature is available in alternative formats and languages.

Our remuneration package, our approach to flexible working patterns and our encouragement of personal and professional development are a high priority as we are keen to encourage employee advocacy. We have invested heavily in developing the skills of our employees who have access to distance learning, professional courses and on-line learning and development resources.

We place a heavy emphasis upon share ownership and have widely available Sharesave, Sharekicker and Share Option Schemes which enable our employees to participate directly in the company's performance. We want to see more women in senior management posts and have introduced family friendly policies such as homeworking, job share and career breaks which will help staff to manage their careers and fulfil their potential.

Environment
We aim to manage our impact on the environment carefully and responsibly. Our environmental performance is monitored, measured and recorded across the business and annual targets to reduce our consumption of energy, water, paper and our CO_2 emissions are agreed by our Board. We intend to do more to encourage staff to save energy, recycle waste and reduce carbon emissions.

We work with a number of organisations such as the Forum for the Future and the World Wildlife Fund to ensure that we incorporate environmental issues into our core operational activities. Our Business Banking team have worked with the Carbon Trust to develop a "Sustainable Companies" programme to assist small businesses to reduce their environmental impact and hence their own cost structure.

Society
HBOS have committed to donate £4m per annum to the HBOS Foundation, a registered charity which supports projects which improve financial literacy and develop local communities. This year the Foundation challenged HBOS colleagues to raise £500,000 for their chosen charity of the year – Macmillan Cancer Relief – which the Foundation undertook to match pound for pound. In fact £1.38m was raised, and this will pay for 9 new Macmillan Nurses for life.

Our award winning Community Banking team specialise in providing innovative banking facilities for the not for profit and social economy sectors. They have developed tailored lending facilities, e.g. for Charity Bank and Street UK, Social Investment Scotland and The Big Issue.

Through the Bank of Scotland brand, HBOS have continued to be a major sponsor of the arts and sport in Scotland. In 2003 over half a million people enjoyed ballet, opera and theatre performances sponsored by Bank of Scotland and over 20,000 young people participated in sports which benefited from the Bank's support.




HBOS Foundation
Activity 2003


National programme
Divisional programme
Staff volunteering scheme
Match funding scheme
Charity Challenge
Other

"our support enables youngsters all over the country to experience the best in children's theatre"

Remuneration policy

"The focus of the remuneration policy...aligns operating plans and increases in shareholder value."

Brian Ivory
Chairman Remuneration Committee

To deliver the Group's objective of creating real increases in shareholder value relative to the finance sector, the Group needs to attract and retain the most capable and committed people and create the right employment conditions and reward opportunities for them. The remuneration policy for the Executive Directors and other senior colleagues is aligned with this objective. Accordingly, the focus of remuneration policy is not primarily on salary but is on incentive plans that are closely aligned with the delivery of both operating plans and increases in shareholder value. Therefore, for 2004 and beyond, as was the case in 2003:

- salary policy is set at around market median;
- short-term incentive plans are based on the delivery of annual operating plans; and
- long-term incentive plans are focused on conditional share grants.

Salary benchmarks are reviewed annually, taking account of information from independent sources on salary rates for comparable jobs in the finance sector and in other selected major public companies. Actual salaries are normally reviewed annually but can be reviewed at any time. There is no automatic annual salary increase. On average, the salaries of the Executive Directors are at the market medians.

The purpose of the incentive plans is to provide a direct link between each individual's remuneration and their performance, that of the business they work in and that of the Group, both annually and over the longer term.

The levels of payments under the short-term incentive plan are dependent on the extent to which participants achieve their operating plan objectives. In 2004, for the Executive Directors, payment of target incentive requires the achievement of targets for earnings per share and return on equity and the attainment of a certain level of profit before tax. The target and maximum incentive payments for each Executive Director are, respectively, 60% and 90% of salary, provided that the participant opts to take their annual incentive in shares rather than in cash, retains those shares for three years and remains in the employment of the Group or ranks as a qualifying leaver. This feature clearly aligns the interests of participants and shareholders by encouraging participants to be both long-term colleagues and long-term shareholders, having first achieved stretching performance targets in relation to their operating plans. Those who opt to take their annual incentive in cash rather than shares only get payouts at two thirds of these levels. There is no short-term incentive plan for the Chairman.

Participants in the long-term incentive plan are granted conditional shares shortly after the start of the financial year equal to the number of shares secured by a percentage of the participant's salary. For awards in 2004 for the Executive Directors the grant level is based on 100% of base salary. The number of shares actually released to participants under the plan is dependent on the Group's annualised total shareholder return ("TSR") (defined as the gross overall return on ordinary shares of HBOS after all adjustments for capital actions and re-investment of dividends or other income) over 2004-2006, compared to the annualised weighted average TSR of a basket of comparator companies from the banking and insurance sectors. No shares are released for relative TSR performance at 0% p.a. (or below). 200% of the shares are released for relative TSR performance at 6% p.a. (or above). Intermediate positions are determined by interpolation. If the relative TSR performance does not exceed 0% p.a. after three years, the conditional share grant lapses. There is no retest. There is an equivalent plan for



Total shareholder return
120
100
80
60
FTSE 100 Index HBOS
10 SEPT 01
31 DEC 01
31 DEC 02
31 DEC 03

Source: Datastream
This chart shows the value of £100 invested in HBOS since inception on 10 September 2001 compared with the value of £100 invested in the FTSE 100 index from the same date. To produce a "fair value" each point is a 30 day average of the return index.

the Chairman. There is also a special additional long-term incentive plan for one Executive Director.

Each Executive Director is provided with benefits, which principally comprise a company car (or cash in lieu), pension arrangements, paid leave, healthcare cover and preferential terms for Group products. There are no such benefits for the Chairman.

Service contracts apply to the Chairman and the Executive Directors. The contract in respect of the Chairman runs for a three-year term to June 2005. If the contract is terminated by the Group prior to the expiry of the term, compensation up to the equivalent of one year's fee may be payable. Each Executive Director has a service contract which can be terminated by the Group giving one year's notice or by the Director giving six months' notice. If any contract is terminated by the Group prior to the expiry of that period of notice, contractual compensation up to the equivalent of one year's salary may be payable.

The Group recognises that the Executive Directors may be invited to become Non-executive Directors of other companies and that such appointments can broaden their knowledge and experience, to the benefit of the Group. Provided that it does not have any material impact on their Group duties, each Executive Director is generally encouraged to accept one such appointment and to retain any resulting fee. Only exceptionally is an Executive Director permitted to accept more than one such appointment.

The Group believes that share ownership by colleagues throughout the Group enhances their alignment with shareholders' interests. Therefore colleagues in the Group are able to acquire shares through the sharesave plan; through short-term incentive plans, through long-term incentive plans and through personal purchase using the Group's, or other, sharedealing facilities. The Group expects all Directors to own significant numbers of shares relative to base salaries or fees. The shareholding is expected to be at least 100% of base salary or base fee within three years of appointment or by 1 January 2006, whichever is the later.

This is a summary of the Group's remuneration policy. Full information appears in the Annual Report and Accounts 2003.

– salary policy set at around market median

– short-term incentive plans based on operating plans

– long-term incentive plans focused on conditional share grants

"incentive plans provide a direct link between remuneration and performance"

Summary Group Profit and Loss Account

Non interest income:
Net fees and commissions, long-term assurance and general insurance income, dealing profits and other operating income.

Provisions for bad and doubtful debts:
Amounts set aside to cover situations where customers fail to pay.

Operating profit:
Profit from all operations after deducting costs of running the businesses, including bad debts.

Minority interests:
The interests of other people who hold shares or other instruments in our subsidiary companies.

Earnings per share:
Underlying – Profit attributable to shareholders before exceptional items and goodwill amortisation (less preference dividends) divided by the weighted average number of ordinary shares in issue during the year.

Basic – Profit attributable to shareholders (less preference dividends) divided by the weighted average number of ordinary shares in issue during the year.

Diluted – As per basic but assuming the issue of new ordinary shares on exercise of all the share options which have been granted.

for the year ended 31 December 2003	**2003 £m**	2002 £m
Interest receivable	**18,227**	16,691
Interest payable	**(12,768)**	(11,921)
Net interest income	**5,459**	4,770
Non interest income	**3,487**	2,776
Net operating income (all from continuing operations)	**8,946**	7,546
Operating expenses	**(4,087)**	(3,762)
General insurance claims	**(99)**	(79)
Provisions for bad and doubtful debts	**(1,025)**	(832)
Amounts written off fixed asset investments	**(29)**	(24)
Operating profit (all from continuing operations)	**3,706**	2,849
Before exceptional items	**3,825**	3,002
Exceptional items	**(119)**	(153)
Share of operating profits of joint ventures and other associated undertakings	**60**	35
Profit on disposal of business	–	25
Profit on ordinary activities before taxation	**3,766**	2,909
Before exceptional items	**3,885**	3,062
Exceptional items	**(119)**	(153)
Tax on profit on ordinary activities	**(1,091)**	(835)
Profit on ordinary activities after taxation	**2,675**	2,074
Before exceptional items	**2,759**	2,186
Exceptional items	**(84)**	(112)
Minority interests (equity)	**(67)**	(35)
(non-equity)	**(156)**	(123)
Profit attributable to shareholders	**2,452**	1,916
Dividends		
Ordinary	**1,183**	1,140
Preference	**37**	37
Retained profit of the year	**1,232**	739
Underlying earnings per share	**68.5p**	56.1p
Basic earnings per share	**63.6p**	50.6p
Diluted earnings per share	**63.2p**	50.2p
Directors' emoluments	**£000**	£000
Total emoluments	**6,454**	7,153
Total potential pre-tax gains on share options exercised	**7**	1
Total value of shares vested under long-term incentive schemes	**3,619**	–

Retirement benefits accrued to 7 Directors under pension schemes in the year to 31 December 2003. A detailed analysis of Directors' emoluments, pension entitlements, share interests and share options is given in the Report of the Board in relation to remuneration policy and practice in the full Report and Accounts.

Summary Group Balance Sheet

Assets:
Cash, loans and advances, investments and physical assets which represent the business of the Group.

Non-returnable finance represents assets securitised.

Liabilities:
Deposits, customer accounts, loan capital and other amounts due to outside parties.

Shareholders' funds:
The interest of shareholders in the reported amounts of the assets of the business after deduction of the claims represented by liabilities.

Minority interests:
The interests of other people who hold shares or other instruments in our subsidiary companies.

Memorandum items:
Contingent liabilities are amounts which the Group may have to pay such as guarantees to third parties. Commitments are amounts such as undrawn facilities to customers.

as at 31 December 2003		2003 £m		2002 Restated £m
Assets				
Cash and balances at central banks		**1,381**		1,373
Items in course of collection		**854**		1,093
Treasury bills and other eligible bills		**8,064**		5,964
Loans and advances to banks		**15,948**		11,838
Loans and advances to customers	**283,528**		240,879	
Less: non-returnable finance	**(17,146)**		(6,564)	
		266,382		234,315
Debt securities		**51,490**		44,324
Equity shares		**216**		223
Interest in joint ventures and other associated undertakings		**456**		453
Intangible fixed assets		**1,675**		1,434
Tangible fixed assets		**1,707**		1,671
Operating lease assets		**2,987**		2,625
Other assets		**9,489**		8,875
Long-term assurance business attributable to shareholders		**3,950**		3,544
		364,599		317,732
Long-term assurance assets attributable to policyholders		**43,814**		37,298
Total assets		**408,413**		355,030
Liabilities				
Deposits by banks		**40,757**		45,637
Customer accounts		**173,504**		150,221
Debt securities in issue		**99,858**		80,771
Other liabilities		**19,582**		16,085
Subordinated liabilities		**12,882**		9,127
		346,583		301,841
Capital and reserves				
Called up share capital				
Ordinary shares	**963**		946	
Preference shares (non-equity)	**400**		400	
	1,363		1,346	
Share premium account	**1,345**		1,292	
Other reserves	**462**		446	
Profit and loss account	**12,198**		10,635	
Shareholders' funds (including non-equity interests)		**15,368**		13,719
Minority interests (equity)		**257**		436
Minority and other interests (non-equity)		**2,354**		1,703
		17,979		15,858
		364,562		317,699
Long-term assurance liabilities attributable to policyholders		**43,851**		37,331
Total liabilities		**408,413**		355,030
Memorandum items				
Contingent liabilities		**3,614**		2,829
Commitments		**68,127**		56,490

This Summary Financial Statement on pages 10 and 11 was approved by the Board on 24 February 2004.

Lord Stevenson Chairman **A J Hobson** Chairman of Audit Committee **J R Crosby** Chief Executive
M H Ellis Group Finance Director

Auditors' report

Statement of the independent auditors to the members of HBOS plc
(pursuant to section 251 of the Companies Act 1985)

We have examined the Summary Group Profit and Loss Account and Summary Group Balance Sheet (together "the summary financial statement") set out on pages 10 and 11.

This statement is made solely to the Company's members, as a body in accordance with section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company's members those matters we are required to state to them in such a statement and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our work, for this statement, or for the opinions we have formed.

Respective responsibilities of Directors and auditors
The Directors are responsible for preparing the Annual Review and Summary Financial Statement in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the Annual Review and Summary Financial Statement with the full annual accounts, the Directors' report and the report of the Board in relation to remuneration policy and practice, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review and Summary Financial Statement and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6 'The auditor's statement on the summary financial statement' issued by the Auditing Practices Board for use in the United Kingdom. Our report on the Group's full annual accounts, describes the basis of our audit opinion on those accounts.

Opinion
In our opinion the summary financial statement is consistent with the full annual accounts, the Directors' report and the report of the Board in relation to remuneration policy and practice of HBOS plc for the year ended 31 December 2003 and complies with the applicable requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
Edinburgh, 24 February 2004

Summary Directors' report

The information contained in the Summary Group Profit and Loss Account and Summary Group Balance Sheet is only a summary of the information which appears in the full Annual Report & Accounts.

Principal activities
The principal activities of the Group are the provision of banking and other financial services in the UK and overseas.

Results and dividends
Group profit before tax was £3,766m (2002 £2,909m). The Directors propose a final dividend of 20.6p per share to be paid on 21 May 2004 to shareholders on the register on 12 March 2004. The final dividend brings the full year dividend to 30.9p, up 5% on 2002.

Business review
Summarised extracts from the business review in the Annual Report & Accounts are incorporated in other sections of this document.

Corporate governance
The Group places a high degree of importance on how it conducts its affairs. A detailed report on corporate governance, including the UK Listing Authority's Combined Code, is contained in the Annual Report & Accounts.

Directors
The names of the current Directors are:

Chairman	Dennis Stevenson
Deputy Chairman	Sir Ronald Garrick
Executive Directors	
James Crosby	Colin Matthew
Mike Ellis	George Mitchell
Phil Hodkinson	Andy Hornby
Non-executive Directors	
Charles Dunstone	John Maclean
Anthony Hobson	Sir Bob Reid
Brian Ivory	Louis Sherwood
Coline McConville	Philip Yea

Sir Peter Burt and Gordon McQueen retired as Directors on 6 January 2003 and 31 December 2003 respectively. Sir Bob Reid and Louis Sherwood will retire at the conclusion of the Annual General Meeting and are not seeking re-election. James Crosby, Phil Hodkinson and Brian Ivory will retire by rotation and resolutions for their re-election will be proposed at the meeting. Kathleen (Kate) Nealon and David Shearer have been appointed as Directors with effect from 23 March 2004. Both will retire at the forthcoming Annual General Meeting and offer themselves for election.

Auditors
The financial information set out in the summary financial statement does not constitute the Group's statutory accounts for the year ended 31 December 2003 but is derived from those accounts. Statutory accounts for 2003 will be delivered to the registrar of companies following the Company's Annual General Meeting. The auditors have reported on those accounts; their report was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

A resolution to reappoint KPMG Audit Plc as auditors will be put to members at the Annual General Meeting.

HBOS Board
The Board of Directors, which meets regularly, is legally responsible for running the Company on your behalf. There is a formal list of matters which must be decided at Board level. Non-executive Directors bring experience and advice from the outside business world.

The Board is supported by a clearly defined structure of sub-committees consisting of Board members. These include the Audit, Remuneration and Nomination Committees and the Special Committee (which makes urgent decisions that cannot wait for the next Board meeting). The roles of Chairman and Chief Executive are separate. All Executive Directors have contracts that provide for not less than one year's notice in the event of termination. Non-executive Directors are appointed for three years and reappointment is not automatic.

Notice of Annual General Meeting

The Annual General Meeting of HBOS plc (the "Company") will be held at the International Convention Centre, Broad Street, Birmingham B1 2EA at 11.30am on Tuesday 27 April 2004 to consider the following business:

Resolutions 10, 11 and 13 will be proposed as special resolutions. All other resolutions will be proposed as ordinary resolutions.

Resolution 1:
THAT the accounts and reports of the Directors and the Auditors for the year ended 31 December 2003 be received.

Resolution 2:
THAT the Report of the Board in relation to remuneration policy and practice (as summarised in the Annual Review and Summary Financial Statement 2003 and set out on pages 55 to 72 of the Annual Report and Accounts) for the financial year ended 31 December 2003 be approved.

Resolution 3:
THAT a final dividend of 20.6 pence per ordinary share for the year ended 31 December 2003 be declared and paid on 21 May 2004 to holders of ordinary shares on the register on 12 March 2004 in respect of each ordinary share, other than those ordinary shares on which a valid election has been made to receive new ordinary shares in lieu of the final dividend.

Resolution 4:
THAT Kate Nealon be elected as a Director.

Resolution 5:
THAT David Shearer be elected as a Director.

Resolution 6:
THAT James Crosby be re-elected as a Director.

Resolution 7:
THAT Phil Hodkinson be re-elected as a Director.

Resolution 8:
THAT Brian Ivory be re-elected as a Director.

Resolution 9:
THAT KPMG Audit Plc be re-appointed as auditors of the Company from the conclusion of this meeting until the conclusion of the next general meeting at which accounts are laid before the shareholders in accordance with the provisions of the Companies Act 1985 and that their remuneration be determined by the audit committee.

Resolution 10:
THAT:

(a) the Directors be empowered to allot equity securities (as defined in section 94 of the Companies Act 1985 (the 'Act')), entirely paid for in cash:

  (i) of an unlimited amount in connection with a rights issue (as defined in Article 21.7); and

  (ii) in addition, of an amount up to £48,147,509

  free of the restrictions in section 89(1) of the Act;

(b) this power shall expire on the date of the Annual General Meeting in 2005 or, if earlier, on 27 July 2005 and is in substitution for all previous such powers, which shall cease to have effect from the date of this resolution, without affecting the validity of any allotment of securities already made under them;

(c) during that period the Directors can make offers and enter into agreements which would, or might, require equity securities to be allotted after that period;

(d) in working out the maximum amount of equity securities for the purposes of paragraph (a) (ii) of this resolution, the nominal value of rights to subscribe for shares or to convert any securities into shares will be taken as the nominal value of the shares which would be allotted if the subscription or conversion takes place;

(e) for the purposes of this resolution:

  (i) references (except in paragraph (e) (ii) below) to an allotment of equity securities shall include a sale of treasury shares; and

  (ii) the power in paragraph (a) above, insofar as it relates to the allotment of equity securities rather than the sale of treasury shares, is granted pursuant to the authority under section 80 of the Act conferred by Article 21 of the Articles of Association of the Company.

Resolution 11:
THAT the Company be and is hereby unconditionally and generally authorised for the purposes of section 166 of the Companies Act 1985 (the 'Act') to make market purchases (as defined in section 163 of the Act) of ordinary shares of the Company and, where shares are held as treasury shares, to use them for the purposes of employee share plans operated by the Company, provided that:

(a) the maximum number of shares which may be purchased is 385,035,595;

(b) the minimum price which may be paid is the 25p nominal value of each share;

(c) the maximum price which may be paid for a share is an amount equal to 105 per cent of the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such share is contracted to be purchased; and

(d) this authority shall expire at the conclusion of the Annual General Meeting of the Company held in 2005 or, if earlier, 27 July 2005 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

Resolution 12:
THAT, in accordance with section 347C of the Companies Act 1985 (the 'Act'), the Company be and is hereby authorised to:

(a) make Donations to EU Political Organisations not exceeding £25,000 in total; and

(b) incur EU Political Expenditure not exceeding £25,000 in total

and that, in accordance with section 347D of the Act, HBOS UK plc, being a wholly owned subsidiary of the Company, be and is hereby authorised to:

(c) make Donations to EU Political Organisations not exceeding £75,000 in total; and

(d) incur EU Political Expenditure not exceeding £75,000 in total

in each case during the period commencing on the date of this resolution and ending on 27 July 2005 or, if sooner, the conclusion of the Annual General Meeting of the Company held in 2005. For the purposes of this resolution, the terms 'Donations', 'EU Political Organisations' and 'EU Political Expenditure' shall have

Notice of Annual General Meeting continued

the meanings given to them in section 347A of the Act.

Resolution 13:
THAT the Articles of Association of the Company be altered as follows:

(a) by inserting after the definition "in writing" a definition of "Junior Preference Shares" as follows:

"Further Preference Shares which, as regards their rights to share in profits or assets, rank behind the Initial Preference Shares, the Additional Preference Shares and any other Preference Shares (whether then issued or to be issued subsequently) which the Directors decide, before the Further Preference Shares which are to be issued as Junior Preference Shares are allotted, are to rank in priority to such Further Preference Shares.";

(b) by deleting the first two sentences in Article 4.2.3 and inserting in their place:

"4.2.3 If any Further Preference Shares are issued and do not rank equally with the Initial Preference Shares to share in profits or assets, the rights of such Further Preference Shares to share in profits or assets will rank behind the Initial Preference Shares but will otherwise rank as regards the rights of any other shares as the Directors shall decide before the Further Preference Shares are first allotted.";

(c) by inserting in Article 4.3 after the words "Articles 4 to 11" the words "except to the extent permitted by Article 4.10";

(d) by adding at the end of Article 4.7, after the words "from those shares", the words "(including whether or not any dividends are required by Article 5.5 to be declared and paid in full on the Additional Preference Shares)";

(e) by inserting a new Article 4.10 as follows:

"4.10 The Company may from time to time issue Junior Preference Shares. A series of Junior Preference Shares shall have such rights to share in the profits and assets of the Company as the Directors shall decide before Junior Preference Shares of that series are first allotted. The Company may also issue Additional Preference Shares, as well as Further Preference Shares ranking behind the Priority Preference Shares as regards their rights to share in profits or assets, the terms of issue of which provide that the Directors may determine at any time, and without the consent of the holders of such Preference Shares, that the rights attaching to some or all of such Additional Preference Shares or Further Preference Shares to share in profits or assets shall be varied on such date as the Directors may decide so as to constitute the Preference Shares whose rights have been varied as Junior Preference Shares. On variation of the rights as referred to in the preceding sentence, the Junior Preference Shares shall have such rights as the Directors shall have decided before the rights attaching to the Additional Preference Shares or, as the case may be, the Further Preference Shares are varied (whether or not such rights have been decided by the Directors before such Additional Preference Shares or Further Preference Shares were first allotted). If the rights attaching to some only of the Preference Shares included in a series of Preference Shares are varied, the Preference Shares the rights of which have been varied shall form a separate series. Except to the extent that these Articles expressly require the consent of shareholders to any particular matter, the Directors may also decide, before any series of Junior Preference Shares is first allotted, that the rights attaching to that series of Junior Preference Shares may conflict with the provisions of Articles 4 to 11."

(f) by altering Article 5.1:

(i) by deleting the first sentence and inserting in its place "A series of Preference Shares shall have such rights to a preferential dividend as the Directors decide to give it."; and

(ii) by inserting in the penultimate paragraph after the words "a certain period)", the words "or only if (and to the extent) declared by the Directors";

(g) by altering Article 5.5:

(i) by inserting after the words "subject to Article 5.8" the words "and the following exceptions in this Article 5.5"; and

(ii) by inserting at the end of Article 5.5:

"The exceptions are that:

- the Directors can decide, before a particular series of Preference Shares or of such other shares are first allotted, that the requirement to declare and pay dividends under this Article 5.5 shall not apply to that series of Preference Shares or such other shares; and
- if the Directors have not so decided but the terms of any series of Preference Shares or of such other shares specifically so permit, the Directors can, at any time after the issue of such Preference Shares or such other shares, decide that the requirement to declare and pay dividends in accordance with this Article 5.5 shall not apply from such date as the Directors may specify in respect of the whole or any part of that series of Preference Shares or of such other shares. If the Directors decide that such requirement to declare and pay any dividend in accordance with this Article does not apply in respect of part of a series of Preference Shares or such other shares, those Preference Shares or other shares in respect of which that requirement no longer applies shall form a separate series with effect from the date specified by the Directors.";

(h) by inserting in the first line of the second sub-paragraph of Article 5.6, after the word "secondly" the words ", subject to Article 5.17";

(i) by deleting the first paragraph of Article 5.10 and inserting in its place:

"If the Directors have decided that this Article applies to a particular series of Non-Cumulative Preference Shares before those shares are first allotted (or these Articles so provide) and if the whole or part of any dividend on any Non-Cumulative Preference Shares of that series is not paid for any of the reasons given in Articles 5.6 and 5.8, or if the Directors have decided that the requirement to declare and pay dividends in accordance with Article 5.5 does not apply to a particular series of Non-Cumulative Preference Shares and a dividend is not paid in whole or in part on a dividend payment date, the Directors will (or may in the case of any series of Non-Cumulative Preference Shares in respect of which the Directors have decided before those shares are first allotted that the requirement to declare and pay dividends in accordance with Article 5.5 shall not apply and that the application of this Article shall not be mandatory), if the following condition is met, and as far as the legislation allows, allot and issue extra Non-Cumulative Preference Shares to the holders of those shares. However, if the Directors have not decided whether or not the provisions of this Article shall be mandatory and the terms of any series of Non-Cumulative Preference Shares specifically so permit, the Directors can, at any time after the issue of Non-Cumulative Preference Shares, decide that the provisions of this Article shall not be mandatory in respect of the whole or part of the dividends payable on the Non-Cumulative Preference Shares from such date as the Directors may specify. This Article applies to the Priority Preference Shares.";

(j) in Article 5.12, by deleting the words from and including the words "but the recipients" to the end of the Article and inserting in their place:

"or, in the case of Non-Cumulative Preference Shares to which an exception in Article 5.5 applies, a dividend, has not been declared and paid, but the recipients of the extra Non-Cumulative Preference Shares will not have any right to receive in cash and any part of the dividend which has not been paid.";

(k) by inserting in Article 5.17 after the words "in circumstances set out below" the words "and in relation to shares (whether Preference Shares or other shares) which rank equally with or behind the shares referred to in the circumstances below";

(l) by inserting in Article 5.17 after the words "have the benefit of the provisions of this Article" the words "and which, in either case, are shares to which the requirement to declare and pay dividends in accordance with the provisions of Article 5.5 applies";

(m) by inserting at the end of Article 5.17:

"In addition, in the circumstances set out below and in relation to shares (whether Preference Shares or other shares) which rank equally with or behind the shares referred to in the circumstances below, the Company cannot:

- redeem, reduce, buy or otherwise acquire in any other way, any series of Preference Shares (or any other shares of the Company which rank equally with such Preference Shares) (a) which are shares in respect of which an exception to Article 5.5 applies and which rank equally with or (b) which, other than any series of Preference Shares which are issued in satisfaction of an obligation existing on 27 April 2004, rank behind, the Preference Shares referred to in the circumstances below in sharing in the assets of the Company and the Company may not set aside any sum or establish any sinking fund for their redemption, reduction, purchase or acquisition; or
- declare, or set aside any sum for the payment of, any dividends on any series of Preference Shares (or any other shares of the Company which rank equally with such Preference Shares) (a) which are shares in respect of which an exception to Article 5.5 applies and which rank equally with or (b) which, other than any series of Preference Shares which are issued in satisfaction of an obligation existing on 27 April 2004, rank behind, the Preference Shares referred to in the circumstances below in sharing in the profits of the Company, except as allowed by Article 5.18.

The Company cannot do any of these things if, in relation to all other series of Preference Shares (and any other shares of the Company which rank equally with the Preference Shares and which have the benefit of the provisions of this Article) in respect of which, in either case, an exception to Article 5.5 applies:

- the Directors, in their discretion (and not because of Article 5.8 or the absence of profits of the Company which can be distributed) have decided not to declare a dividend, in whole or in part; or
- where the Directors have decided that the provisions of Articles 5.10 to 5.13 will apply to a particular series of Non-Cumulative Preference Shares, or the Articles provide that this is the case, and in either case the application of Articles 5.10 to 5.13 is not mandatory, the Directors have decided not to allot and issue the extra Non-Cumulative Preference Shares in accordance with those Articles 5.10 to 5.13,

in each case, on the dividend payment date or dates (if any) or in respect of the dividend period or periods which the Directors decided on before the relevant Preference Shares, or other such shares, were first allotted or that is/are provided for in these Articles.

In the case of the Company declaring, or setting aside any sum for the payment of, any dividends on any series of Preference Shares which are issued in satisfaction of an obligation existing on 27 April 2004 and which rank behind the Preference Shares or other shares of the Company in sharing in the Company's profits, unless the Directors decide otherwise before Preference Shares of that series are first allotted, the amount of the profits of the Company which can be distributed and can be declared for the purposes of Articles 5.5 and 5.6, or set aside, shall be calculated on the basis that the amount of the profits of the Company which can be distributed has been reduced by the amount which would have been declared and paid on the Preference Shares or other shares of the Company ranking in priority to the series of Preference Shares which have been issued in satisfaction of the obligation referred to above had dividends been declared and paid in full on those Preference Shares or other shares of the Company.";

(n) by inserting at the end of the first sub-paragraph of Article 10.1 after the words "profits or assets of the Company" the words ", other than a series of Junior Preference Shares if, and to the extent that, the Directors have so decided before Junior Preference Shares of that series are first allotted that the provisions of this sub-paragraph shall not apply to such Junior Preference Shares";

(o) by inserting, at the end of the second sub-paragraph of Article 10.3, the words "and whether the requirement to declare and pay dividends in full under Article 5.5 applies"; and

(p) by the insertion of the following new Article 17A:

"Share warrants to bearer

17A.1 The Company can, under the powers given by, and subject to the provisions of, the Companies Act, issue share warrants to bearer in respect of any fully paid shares. Accordingly, the Directors can, whenever they consider it appropriate and upon receipt of an application in writing by the person for the time being named in or entitled to be entered in the Register as a holder of the shares in respect of which the warrant is to be issued, issue a warrant stating that the bearer of the warrant is

Notice of Annual General Meeting continued

entitled to the shares specified in the warrant and can provide for the payment of future dividends or other moneys in respect of the shares included in such warrant by way of coupons or otherwise.

17A.2 Subject to the provisions of this Article 17A and the Companies Act, the bearer of a warrant shall be deemed to be a member of the Company and shall be entitled to the same privileges and advantages as he would have had if his name had been included in the Register as the holder of the shares specified in the warrant.

17A.3 The Company shall not permit more than one person to be the holder of a warrant.

17A.4 No person shall, as the bearer of a warrant, be entitled (a) to sign a requisition by shareholders to call a shareholders meeting or to give notice of intention to submit a resolution to a shareholders meeting, or (b) to attend or vote, personally or by his proxy, or exercise any privilege as a member at a shareholders meeting, unless he has deposited his warrant, in case (a), before or at the time of lodging such requisition or giving such notice of intention as aforesaid or, in case (b), at least three days before the day fixed for the shareholders meeting, at the Registered Office or at such other place as may be specified in the notice of the shareholders meeting, and unless the warrant remains so deposited until after the shareholders meeting and any adjournment of it has been held.

17A.5 The Company shall deliver a certificate to any person who deposits a warrant at the Registered Office or at such other place as may be specified in a notice of a shareholders meeting as described in Article 17A.4. The certificate shall state such person's name and address and describe the shares included in the warrant so deposited and state the date of issue of the certificate. The certificate shall entitle such person, either personally or by proxy, to attend and vote at any shareholders meeting at which he is entitled to attend and vote held within three months from the date of the certificate and prior to the return of the certificate to the Company under Article 17A.6 in the same way as if he were the registered holder of the shares specified in the certificate.

17A.6 Upon the return of the certificate to the Company, the bearer of the certificate shall be entitled to the return of the warrant in respect of which the certificate was given.

17A.7 The Directors can from time to time make such other arrangements as they think fit, in addition to or in place of the arrangements referred to in Articles 17A.4 and 17A.5, for a person entitled to a warrant held through a recognised clearing house to exercise the rights of the bearer of the warrant in relation to shareholders meetings.

17A.8 The holder of a warrant shall not, except to the extent described above, be entitled to exercise any right as a member unless (if called upon by any Director or the Secretary so to do) he produces his warrant or the certificate of its deposit, and states his name and address.

17A.9 The Directors can issue new warrants or coupons on such basis, and in respect of such number of shares, as they consider appropriate at the time and can at any time amend any warrant then in issue so that, as a result, the number of shares which such warrant represents at the time is accurately shown. The provisions of Article 28 (other than Article 28.6) apply to the replacement of warrant certificates as they do to the replacement of share certificates and references in that Article to "shareholder" shall, for this purpose, be deemed to be references to "a bearer of a warrant".

17A.10 The shares included in any warrant shall be transferred by the delivery of the warrant without any written transfer and without registration, and the provisions in the Articles in relation to the transfer of shares shall not apply to shares included in a warrant.

17A.11 Upon the surrender by the bearer of a warrant, together with the outstanding dividend coupons, if any, in respect thereof, to the Company for cancellation, and delivery of an application in writing signed by the bearer, in any form which the Directors approve, requesting that the bearer of the warrant should be registered as a member in respect of the shares included in the warrant, the bearer of a warrant shall be entitled to have his name entered as a member in the Register in respect of the shares included in the warrant. However, the Company shall not be responsible for any loss or damage incurred by any person by reason of the Company entering in its Register upon the surrender of a warrant the name of any other person who is not the true and lawful owner of the warrant surrendered.

17A.12 Subject to any legislation from time to time, any notice to the bearer of a warrant or to any other person who holds or is interested in shares in the Company in bearer form or any related coupons or talons (if any) shall be sufficiently given if advertised in such newspaper or newspapers as the Directors, in their discretion, shall consider appropriate or by such other means as the Directors consider appropriate (including, but without limiting the Directors' discretion, if warrants are held through a recognised clearing house, by arranging for the notice to be given through that recognised clearing house). If notice is given by newspaper advertisement, it shall be deemed given on the day when the advertisement appears and, if notice is given through a recognised clearing house, it shall be deemed given on the day the notice is issued by the recognised clearing house.

17A.13 The Directors can, on such basis as they consider appropriate at the time, make and vary the conditions upon which warrants can be issued and any matters incidental to the warrants. Subject to this Article 17A, the bearer of a warrant shall be subject to the conditions for the time being in force relating to warrants whether made before or after the issue of such warrant."

By order of the Board

Harry Baines
Company Secretary
The Mound
Edinburgh
EH1 1YZ

24 February 2004

Explanatory Notes

Resolution 1: Reports and Accounts
The Directors are required by law to present to the meeting the accounts and the Directors' and the Auditors' reports for the year ended 31 December 2003.

Resolution 2: Approval of the Report on remuneration policy and practice
The Company is required by law to seek the approval of shareholders of its annual Report on remuneration policy and practice. This Report for the financial year ended 31 December 2003 is set out in full on pages 55 to 72 of the Annual Report and Accounts 2003 (copies of which have been sent to those shareholders who elected to receive them) and is summarised on pages 8 to 9 within this document. Any other shareholder who would like a copy of the Annual Report and Accounts 2003 can obtain one by contacting our Registrars on 0870 702 0102; alternatively the Annual Report and Accounts 2003 can be viewed on our website at www.HBOSplc.com.

Resolution 3: Declaration of dividend including Share Dividend Alternative
Final dividends must be approved by shareholders but must not exceed the amount recommended by Directors. If the meeting approves resolution 3 the final dividend in respect of 2003 of 20.6 pence per share will be paid on 21 May 2004 to shareholders who are on the register of members on 12 March 2004 in respect of each ordinary share, other than those ordinary shares on which a valid election has been made to receive new ordinary shares in lieu of the final dividend.

Resolution 4: Election of Kate Nealon as a Director
Age 50. Until the end of last year, Kate was Group Head of Legal and Compliance for Standard Chartered Plc. She joined Standard Chartered in 1992. Kate is a US qualified lawyer who prior to joining Standard Chartered practised international banking law in New York for many years, most recently as a partner at the California based firm of Morrison and Foerster. Her knowledge and experience of risk and compliance matters at senior level will be a valuable addition to the Board's mix of skills. She has spoken and written extensively on Corporate Governance and Business Ethics. Kate was appointed a Non-executive Director of HBOS plc with effect from 23 March 2004.

Resolution 5: Election of David Shearer as a Director
Age 44. Until 31 December 2003, David was Senior Partner of Deloitte & Touche in Scotland & Northern Ireland, and until September 2003, a UK Board member. David was previously Director of Global Corporate Finance for Deloitte Touche Tohmatsu. He is a Chartered Accountant and currently a member of the advisory panel to Martin Currie in respect of its developing Private Equity business. His global experience of corporate finance and strategic development will add to the strength of the Board. David was appointed a Non-executive Director of HBOS plc with effect from 23 March 2004.

Resolution 6: Re-election of James Crosby as a Director
Age 47. An actuary, James spent 17 years in fund management and life assurance before joining Halifax in 1994. Appointed Chief Executive in 1999 he assumed the same role in HBOS on its formation in 2001. James is also a Non-executive Director of ITV plc and the Financial Services Authority.

Resolution 7: Re-election of Phil Hodkinson as a Director
Age 45. After a career in the life assurance industry with Allied Dunbar, Eagle Star and Zurich Financial Services, Phil was appointed Chief Executive of the Insurance & Investment Division of HBOS plc in September 2001. He is Chairperson of the HBOS Foundation, a Director of Business in the Community and a Fellow of the Institute of Actuaries.

Resolution 8: Re-election of Brian Ivory as a Director
Age 54. Brian is Chairman of The Scottish American Investment Company PLC, a Director of Remy Cointreau S.A. and Chairman of the National Galleries of Scotland. He was previously Chairman of Highland Distillers plc and Macallan-Glenlivet plc. Brian joined the Board of Bank of Scotland in 1998. He is Chairman of the Remuneration Committee.

As it is six years since Brian's first appointment, his continuation on the Board has been subjected to a particularly rigorous review. The Board is satisfied, following formal evaluation, that Brian continues to be an effective Non-executive Director and Chairman of the Remuneration Committee. He continues to demonstrate commitment to these roles.

Resolution 9: Re-appointment and remuneration of auditors
The Company is required to appoint auditors at each general meeting at which accounts are presented, to hold office until the end of the next such meeting. The resolution, which is recommended by the audit committee, proposes the re-appointment of the Company's existing auditors, KPMG Audit Plc, and follows best practice in giving authority to the audit committee to determine their remuneration.

Resolution 10: Authority to allot shares for cash
The effect of this resolution is to renew the authority conferred on the Directors to allot equity securities for cash, without the need first to offer such shares to existing shareholders.

Following the introduction of The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 (the 'Treasury Shares Regulations') which came into force on 1 December 2003, this authority will now also cover the sale of treasury shares for cash.

The renewed authority, which disapplies the statutory pre-emption provisions of the Companies Act 1985, would remain in force until the date of the Annual General Meeting in 2005 or 27 July 2005, whichever is the earlier. The proposed limit on the nominal value of ordinary shares that may be allotted for cash or sold, otherwise than in connection with a rights issue is £48,147,509 which represents 5% of the issued ordinary share capital as at 5 February 2004. This resolution is in line with the guidelines issued by the Investment Committees of the Association of British Insurers and the National Association of Pension Funds.

Resolution 11: Authority to repurchase Ordinary Shares
The effect of this resolution is to renew the authority granted to the Company to purchase its own ordinary shares, up to a maximum of 385,035,595 ordinary shares, until the Annual General Meeting in 2005 or 27 July 2005 whichever is the earlier. This represents 10% of the ordinary shares in issue as at 31 December 2003 and the Company's exercise of this authority is subject to stated upper and lower limits on the price payable which reflects the requirements of the UK Listing Authority. Shares will only be repurchased if earnings per share are expected to be enhanced as a result and it is in the best interests of shareholders generally. To the extent that any shares so purchased are held in treasury (see below), earnings per share will be enhanced until such time, if

Notice of Annual General Meeting continued

any, as such shares are resold or transferred out of treasury.

Pursuant to the Treasury Shares Regulations, the Company now has the choice of cancelling shares which have been repurchased or holding them as treasury shares (or a combination of both). Treasury shares are essentially shares which have been repurchased by the Company and which it is allowed to hold pending either reselling them for cash, cancelling them or, if authorised, using them for the purposes of its employee share plans.

The Directors believe that it is desirable for the Company to have this choice. Holding the repurchased shares as treasury shares would give the Company the ability to re-issue them quickly and cost effectively and would provide the Company with additional flexibility in the management of its capital base. No dividends will be paid on, and no voting rights will be exercised in respect of, treasury shares.

This resolution also authorises the Company to transfer any treasury shares held by it for the purposes of its employee share plans. Treasury shares transferred for these purposes will, so long as required under the guidelines of the Association of British Insurers Investment Committee, count towards the limits in those plans on the number of new shares which may be issued.

As at 5 February 2004 (being the latest practicable date prior to the publication of this Notice), there were 120,388,907 outstanding options granted under all share option plans operated by the Company which, if exercised, would represent 3.13% of the issued ordinary share capital of the Company. If this authority were exercised in full and the shares repurchased were to be cancelled, such options if exercised would represent 3.47% of the issued ordinary share capital of the Company.

Resolution 12: Authority to make Donations to EU Political Organisations and incur EU Political Expenditure

It is HBOS policy not to make donations to political parties.

However, the law regulating political donations changed in 2000 and as a result, payments and activities which would not previously have been regulated may now be prohibited unless they have shareholder approval. The meaning and implications of this legislation remain unclear, but it appears to be extremely wide in its scope, and could extend to routine activities undertaken by the Company, such as its quarterly briefings for MPs on house prices in the UK and its funding of research on issues affecting the business activities of the Company. It has also been suggested that, where employees are given paid time off to perform their duties as local councillors, or trade union members are permitted to take paid time off for certain trade union activities, the cost incurred by the company in allowing such paid leave of absence, could be considered to fall within the remit of the Act. The law also covers subsidiary companies which need to have their own authorisation from parent company shareholders. Accordingly, in order to avoid inadvertent infringement of this law, the Board is seeking shareholders' approval for the Company and HBOS UK plc, the principal employer company of the HBOS Group, to make 'Donations' to 'EU Political Organisations' of up to £100,000 and incur 'EU Political Expenditure' of up to £100,000 (each as widely defined in this law), until the earlier of 27 July 2005 or, if sooner, the date of the 2005 Annual General Meeting.

Resolution 13: Approval to alter the Articles of Association

The proposed alterations to the Articles of Association are intended to improve the ability of the Directors to manage the capital of your Company.

The Articles of Association currently impose an obligation to pay dividends on all Preference Shares if the profits of the Company are sufficient to cover such payments. The proposed alterations in paragraphs (a) to (o) of this resolution will give the Directors the ability to issue Preference Shares on terms which give the Directors discretion to decide whether or not dividends should be paid on those Preference Shares. These alterations are being made in the light of possible changes to the treatment of Preference Shares for the purposes of calculating regulatory capital for banks, and are therefore considered desirable in order to give the Directors appropriate flexibility to decide the terms applying to Preference Shares which may be issued from time to time as part of the core capital of the Company.

The effect of proposed new Article 17A (paragraph (p) of the resolution) is to allow the Company to issue shares in bearer form. Section 188 of the Companies Act 1985 provides that a company limited by shares may, if so authorised by its Articles of Association, issue a share warrant with respect to any fully paid shares, stating that the bearer of the warrant is entitled to the shares specified in it. The Articles of Association of the Company do not currently contain the appropriate authority. The Directors expect that, if the power to issue share warrants is exercised, it will be applied to the issue of Preference Shares. The Company already has issued Preference Shares in registered form but having the authority to issue bearer shares will increase the Company's flexibility to issue preference securities and thus enable it to take advantage of the market for capital in the most effective and efficient manner.

The Directors recommend all shareholders to vote in favour of all the resolutions, as the Directors intend to do so in respect of their own shares and consider that they are in the best interests of the Company and the shareholders as a whole.

Notes

Shareholders

Only those shareholders on the register of members as at 11.30am on 25 April 2004 are entitled to attend and vote or, if the meeting is adjourned, as at 48 hours before the time fixed for the adjourned meeting. Such a shareholder is entitled to appoint a proxy or proxies to attend and, on a poll, to vote instead of him or her. A proxy need not be a shareholder of the Company.

Shareholders can vote online by using the unique PIN on the enclosed Form of Proxy/Direction, at www.HBOSplc.com/agm/onlinevoting or by completing and sending the Form of Proxy/Direction back to our Registrars in the envelope provided.

Those shareholders who hold shares through CREST may choose to appoint a proxy or proxies using CREST. The CREST proxy instruction must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions as described in the CREST Manual. Time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which our Registrars are able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. The Directors may treat a CREST proxy instruction which purports to be or is expressed to be sent on behalf of a shareholder as sufficient evidence of the authority of the person sending that instruction to send it on behalf of the holder.

Forms of Proxy and relevant online instructions must reach our Registrars, Computershare Investor Services PLC, PO Box 1912, The Pavilions, Bridgwater Road, Bristol BS99 2HF by 11.30am on 25 April 2004. If using CREST, proxy instructions must be received by our Registrars ID R009 by 8pm on 23 April 2004, as messages cannot be sent through CREST on weekends.

Forms of Direction and relevant online instructions must reach our Registrars, address as above, by 11.30am on 24 April 2004.

If you propose to attend the meeting, please detach and bring the AGM Voting Card with you. On the reverse of the Card is a poll card for use at the meeting, as all the resolutions being put to the vote will be decided on a poll.

Shareholders who have appointed a proxy may still attend the meeting instead of their proxies and vote in person if they wish. However, his/her previous proxy votes lodged with the Company will be excluded.

Documents

The following information is available for inspection during business hours at the registered office of the Company (weekends and public holidays excluded). It will also be available for inspection at the place of the Annual General Meeting, The International Convention Centre, Broad Street, Birmingham B1 2EA from 10.30am on the day of the meeting until the conclusion of the meeting:

(a) the register of interests of Directors and their connected persons in the share capital of the Company;

(b) copies of the Directors' service contracts;

(c) a statement containing particulars of loans and quasi-loans made by the Company in favour of the Directors and connected persons;

(d) the existing and proposed Memorandum and Articles of Association of the Company; and

(e) copies of the letters of appointment of Non-executive Directors.

The Company publishes two documents: the full report and accounts (Annual Report and Accounts) and a separate annual review (Annual Review and Summary Financial Statement). This latter document is designed to meet the requirements of the majority of shareholders.

You have been sent the Annual Review and Summary Financial Statement 2003 in this mailing. You will not receive a full Annual Report and Accounts unless you have previously requested one from the Company or our Registrars. Shareholders and participants who only receive an Annual Review and Summary Financial Statement 2003 may request a copy of the full Annual Report and Accounts for the year ended 31 December 2003 by telephoning our Registrars on 0870 702 0102.

If you would like to receive the full Annual Report and Accounts in future years, please write to our Registrars:

Computershare Investor Services PLC
PO Box 1909
The Pavilions
Bridgwater Road
Bristol BS99 7DS

If in the past you have elected to receive the full Annual Report and Accounts and now wish to cancel that instruction, please notify our Registrars at the above address.

Voting results

You can obtain the results of the polls by telephoning our Registrars on 0870 702 0102 on or after 28 April 2004. The results of the polls will be announced to the UK Listing Authority and will appear on our website, www.HBOSplc.com on 28 April 2004.

The highlights of the Annual General Meeting will also be available to view from 28 April 2004 on www.HBOSplc.com/agm/webcast.

HBOS plc
Registered Office:
The Mound, Edinburgh EH1 1YZ

Registered in Scotland No. SC218813
www.HBOSplc.com

Share Dividend Alternative

Shareholders who have already completed a Mandate Form to receive their entitlement to dividends in new ordinary shares need take no action as they will automatically receive new ordinary shares in respect of the final dividend of 20.6p per ordinary share for the year ended 31 December 2003. Shareholders who have not already completed a Mandate Form and also wish to participate in the Share Dividend Plan in respect of the final dividend (and for future dividends) are required to complete and return a Mandate Form to our Registrars – Computershare Investor Services PLC, PO Box 1910, The Pavilions, Bridgwater Road, Bristol BS99 7DZ. A Mandate Form and a copy of the Rules of the HBOS plc Share Dividend Plan can be obtained from our Registrars by telephoning 0870 702 0102.

Expected timetable for final dividend

25 February 2004
Announcement of Final Results

10 March 2004
Ordinary shares quoted ex-dividend

10 – 16 March 2004
Period over which the Reference Price* will be calculated

12 March 2004
Record Date for the final dividend 2003 (and for Share Dividend Alternative entitlements)

22 April 2004
Final date for receipt of Mandate Forms to receive the Share Dividend Alternative for the final dividend for 2003 and for future dividends – the "Return Date"

27 April 2004
Annual General Meeting

20 May 2004
New ordinary share certificates or CREST entitlement statements posted

21 May 2004
Dividend Payment Date, CREST accounts to be credited with new ordinary shares. First day of dealing in new ordinary shares

* The Reference Price of the new ordinary shares will be available from Wednesday 17 March 2004 on our website (www.HBOSplc.com) or by telephoning our Registrars on 0870 702 0102.

Attending the AGM

The Annual General Meeting of HBOS plc will be held at the International Convention Centre, Broad Street, Birmingham B1 2EA at 11.30am on Tuesday 27 April 2004



JUNCTION 1 M5 (M6)
JUNCTION 6 M6 (M42/M40) SPAGHETTI JUNCTION
Icknield St.
A41
St. Chads Queensway
St. Chads Circ. Queensway
St. Chads Queensway
Snow Hill Station
Colmore Circus
James Watt Queensway
Sandpits Parade A457
Summer Row
Gt. Charles St. Queensway
INTERNATIONAL CONVENTION CENTRE
Colmore Row
Temple Row
Bull Street
Waterloo St.
Corporation Street
High Street
Paradise Forum
Cambridge St
Centenary Square
King Edwards Road
National Indoor Arena
St. Vincent Street
New Street
Stephenson St.
Moor St. Station
Brindley Place
Sheepcote Street
Novotel
Hyatt
Bridge Street
Suffolk St. Queensway
New St. Station
St. Martins Circus
Digbeth A41
Broad Street A456
Granville Street
Holliday Street
Hill Street
Smallbrook Queensway
Tennant Street
Bishopsgate St.
Holloway Head
JUNCTION 5 M42 (M40)
•Exits from New St. Station
::: Canal Bridge
Bath Row B4127
Islington Row Middleway
Five Ways
A38, A41, A45
JUNCTION 1 (M5/M40)
Bristol Street A38
JUNCTION 3 M5

10.00am
Doors open.

11.30am
The Annual General Meeting (AGM) begins.

The voting on the resolutions as set out in the Notice of Meeting, will be conducted on the basis of a poll at the end of the AGM. Shareholders will be asked to complete the poll card on the reverse of the AGM Voting Card and place it in the ballot boxes, which will be prominently displayed when leaving the auditorium.

HBOS Preference Shareholders and holders of ordinary shares through the Halifax Share Dealing Service and certain employee share plans are entitled to attend but may not vote at the AGM. Persons accompanying shareholders will be admitted at the discretion of the Company.

How to get to the International Convention Centre (ICC)
The ICC is situated on Broad Street. It is clearly signposted by foot and road from all directions. The nearest train station is Birmingham New Street some ten minutes walk away from the venue. Taxis are also available from the train station, throughout the city centre and Birmingham International Airport. There is also a regular rail service from the airport to New Street station.

Smoking
Smoking is not permitted in the venue.

Admission
Please bring your Voting/Observer Card with you, which is attached to your Form of Proxy/Direction.

If you have been appointed as a shareholder Proxy, please make this fact known to the AGM staff. They will direct you to the Registrars.

Security
Please leave briefcases, cameras, laptop computers, tape and video recorders in the cloakroom. Arrangements will be made for their safekeeping. Please turn off mobile telephones before entering the meeting. You may be asked to submit to a search of personal items.

Refreshments
Tea and coffee will be supplied on arrival. Light refreshments will be available following the meeting. You will not be permitted to bring food and drink into the venue.

Additional needs
Please note that this Annual Review and Summary Financial Statement 2003 and Notice of Meeting is available in alternative formats on request including audio tape and Braille. Please call 0800 169 9447 for further details.

Facilities will be available at the meeting for shareholders who have additional needs. An Induction Loop System and Sign Language Interpreter will be available within the auditorium. Facilities are also available for wheelchair users. Anyone requiring the use of these facilities should contact one of the stewards who will direct you to the respective areas.

Medical care
If you require medical attention please contact an HBOS steward who will ensure you receive assistance.



AGM
27 April 2004 at 11.30am
Birmingham International
Convention Centre

4001116 Published by Black Sun plc

Highlights

Profit before tax £3.8bn up	29%
Profit before tax and exceptional items £3.9bn up	27%
Assets £408bn up	15%

Divisional Profits*

Retail Banking £1,698m up	19%
Insurance & Investment £887m up	51%
Business Banking £404m up	32%
Corporate Banking £826m up	21%
Treasury £239m up	3%

*Profit before tax and exceptional items



Dennis Stevenson
Chairman

"Value and transparency for customers has delivered good growth in profit for shareholders"

As I write in early 2004, it is only too easy to forget that 2003 was a year heavy with uncertainty, most obviously collapsing stockmarkets and the war in Iraq. As it turned out, trading conditions in many of our businesses were comparatively benign and it was another year of opportunity for HBOS.

Value for customers and growth for shareholders

A strategy that delivers value and transparency for customers has delivered good growth in profits for shareholders, which in 2003, rose 27% to £3,885m. The Board has therefore decided to recommend a final dividend of 20.6p, bringing the total dividend per share to 30.9p, 5% higher than last year and in line with the policy of increasing dividend cover to 2.5 times.

For the year as a whole, HBOS shares outperformed their peers, even after losing some ground in the second half as the market worried about rising interest rates.

In Retail, value for money and simplicity remains a distinctive and compelling proposition for customers. Once again our team showed just how to convert the resultant market share gains into significant profits growth for shareholders.

The early achievement of our market share goal in SME banking and the associated rapid rise in profits confirms our position as the only credible Business Banking competitor to the Big 4. In Corporate Banking credit conditions are now improving. Our traditional strategy, so evident in 2002 and 2003, of not standing back from customers just as their need and our opportunity is greatest has therefore paid huge dividends.

As we extend our General Insurance capabilities, in motor and household risks, so we become better at realising the full potential of a business where as a low cost bank with a huge number of customers, we are particularly well placed to succeed. In every year of the bear market, our investment businesses gained market share and improved efficiency. After a poor start, equity markets improved over the year and investor confidence has begun to return. At long last we now can look forward with more confidence to improving returns.

Last year we acquired the minority in BankWest. This enables us to optimise our investments there by bringing all our Australian interests closer together as HBOS Australia. I particularly want to welcome our new Australian colleagues to HBOS.

In Treasury, serving the internal product needs of our divisions and our customers has proved to be a very sensible focus, without the downside of the more esoteric forays into wholesale banking that can introduce unwelcome earnings volatility.

In each of our businesses we have proven strategies for growth. However, it would be wrong to pursue growth in all businesses at all times. So in 2004 the growth emphasis in HBOS will change, most obviously in Retail where the case for greater caution is clear.

Embracing regulatory change

We are not among those who rail against the growing tide of regulation – despite our having received some £2m of fines from the FSA for historical inadequacies. Regulation represents both Society's consent to our activities and an opportunity to create advantage versus our competitors. It is our job to learn how to live with a huge regulatory agenda, whether from Europe, the UK or the USA and in particular to learn from our mistakes. It is also, I believe, our duty to be as demanding of the regulator in ensuring high standards of regulation as they are of us.

Through the inaugural HBOS Governance Forum and extensive individual consultation, we have established a much more active dialogue with investors. Our public support for the new Higgs regime has been followed by early adoption in this report of the new combined code. Each decision on whether to comply or explain has been determined by the sole criterion of what is in the interests of the company and its shareholders. Where we judge it to be in our shareholders' interests for us to explain rather than comply, we will always eschew the bland "it is in the shareholders' interests" in favour of as full and frank an explanation as possible.

In Scotland, the effects of the merger continue to be very positive – some 3,000 new jobs have been created and the Scottish economy is benefiting from one of the largest companies in the UK being managed and driven from central Scotland. This said, merger integration is rarely without problems and the reaction of some customers, even former colleagues to our plans to restore our headquarters on The Mound here in Edinburgh so as to create an HQ fit for the 21st Century has taught us a lesson in communication. We have learned from these experiences and now move on.

After 27 years service with Bank of Scotland and HBOS, Gordon McQueen, Chief Executive of HBOS Treasury Services retired at the end of 2003. His legacy to HBOS lies in the creation of a successfully merged Treasury from the best of the Halifax and Bank of Scotland operations. He had one of the toughest jobs following the merger and leaves with a job well done.

The Board also loses Sir Bob Reid and Louis Sherwood at the forthcoming AGM. Bob became a Director of the Bank of Scotland in 1987 and has served as Deputy Governor since 1997. As the Senior Independent Director he took to the task of appraising the Chairman on behalf of the Board with alacrity and sensitivity, the latter not of course getting in the way of the desired feedback! Louis has served with equal distinction since joining the Board of the Halifax in 1997, serving on the Board of Clerical Medical as Chairman and playing a key role on the HBOS Audit Committee. We will miss their wise counsel and thank them for their contributions.

We welcome two new Non-executive Directors to the Board. As former Senior Partner in Scotland with Deloitte & Touche, David Shearer brings broad business and financial experience. Kate Nealon joins us from Standard Chartered plc where latterly she acted as Senior Counsel, Risk & Regulatory compliance and also brings very relevant experience to the Board.

A clear agenda

In the following pages James Crosby and his fellow executives chart last year's performance in detail and set out a very clear agenda for 2004. This will also see the Group reporting results through four divisions; Retail, Insurance & Investment, Corporate and International Operations. The expanded Retail and Corporate Divisions will take Business Banking's growth to the next stage with Treasury developing its capabilities within the Corporate Division. The International Operations Division will bring together our interests in Ireland and Australia to provide a focus for future development.

Your Board has confidence in this strategy to deliver superior value for shareholders. They would be the first to acknowledge however, that the real heroes are our 60,000 plus colleagues who convert strategy into results. And it is for their efforts, both individual and collective, that I wish to record the Board's greatest appreciation.

Dennis Stevenson
Chairman



James Crosby
Chief Executive

"Last year's performance was characterised by increased market share, improved efficiency and good growth in profits for shareholders"

Creating value for shareholders

HBOS's distinctive strategy continues to create value for shareholders and customers. Our determination to offer customers value for money and transparency makes HBOS the most powerful force for competition in UK financial services. Across HBOS, last year's performance was characterised by increased market share, improved efficiency and good growth in profits for shareholders.

Profit before tax and exceptional items rose by 27% to £3,885m. Each division recorded growth in profits with Retail up 19%, Corporate up 21%, Business Banking up 32%, Insurance & Investment up 51% and Treasury up 3%.

Underlying earnings per share increased by 22% to 68.5p. In line with our policy of increasing the level of dividend cover to 2.5 times, the Board is proposing a full year dividend of 30.9p, 5% higher than last year, which takes underlying dividend cover to 2.2 times (1.9 in 2002).

The Group RoE rose to 17.7% (15.9% 2002). As expected, the impact of capital raising combined with lower underlying returns from Insurance & Investment resulted in only a modest increase in Group Target RoE to 17.7% (2002 17.5%).

A marked acceleration in the growth of deposits (up 16%), an increased requirement for wholesale funding and reduced capital earnings partly offset by improved business mix were the main reasons for the 6bps reduction in the Group net interest margin to 177bps. Retail and Corporate margins declined by 9bps and 6bps to 190bps and 171bps respectively. Largely the result of a shift in business mix arising from its expansion, Business Banking margins were 265bps against 295bps in 2002.

As was the case in 2003, we do not expect competitive pressures to bear down on margins in 2004. We therefore expect our deposit growth ambitions and increased wholesale funding to result in a not significantly different movement in the Group net interest margin this year.

HBOS's stable credit performance is a reflection of the resilient performance of the UK economy, the effectiveness of our credit assessment techniques and the comparative bias within our balance sheet towards higher quality asset classes. Relative to our UK peers, we believe we are heavier in residential mortgages whilst remaining comparatively light in unsecured personal and SME lending and in corporate lending.

Total non-performing assets as a percentage of advances were unchanged at 1.75% (2002 1.75%). Closing provisions as a percentage of advances were 0.79% (0.84% end 2002). The provisions charge of £1,025m (£832m 2002) sees coverage of non-performing advances by total closing provisions and interest in suspense at 48% (51% in 2002).

Strong income growth, sound cost control and the realisation of merger synergies enabled HBOS to achieve further significant improvements in efficiency with the cost:income ratio falling to 41.6% against 45.2% in 2002.

The increase in underlying costs of 9% included £46m as a result of the acquisition of Rothschild Asset Management, an additional pension charge of £62m and £30m in respect of the exchange rate movement on BankWest's expenses. For 2004, the growth in underlying operating expenses is targeted to be 5% or less.

During 2003, HBOS deployed its capital resources to support 15% growth in risk weighted assets, to finance the £436m acquisition of the BankWest minority and to fund the previously disclosed £500m injection into Clerical Medical. Nonetheless a 67% increase in retained earnings, the issue of £641m of innovative Tier 1 capital and an increase of £3.7bn in Tier 2 capital saw the total capital ratio rise from 10.4% to 11.1%. And at 7.6% (7.9% in 2002) the Tier 1 ratio remained firmly within our target range.

During 2003, £296m of revenue synergies and £286m of cost synergies contributed a combined £582m to the Group's results, comfortably exceeding the full year target of £470m. We remain on track to deliver our target of £800m of merger synergies by 2005. IT integration is now largely complete and in particular, the process of decommissioning all legacy systems in Retail remains on target.

Divisional Performance: Retail

HBOS's distinctive consumer strategy continued to generate strong sales and income growth from a tightly controlled cost base. Profit before tax and exceptionals rose by 19% to £1,698m.

As promised, growth in savings balances accelerated. Taken together with credit balances in bank accounts, total balances increased by £11bn (£7bn in 2002) to £115bn, increasing HBOS's share of UK Household Sector Liquid Assets to an estimated 15.7% (2002 15.5%).

In 2003 our strategy in the mortgage market continued to de-emphasise re-mortgages, given their comparatively unfavourable risk reward characteristics. Nonetheless, the collective reach and service quality of the five HBOS mortgage brands delivered an above target market share for net mortgage lending of 25% (target 23%). The average LTV on new lending fell to 61% (63% 2002) at the end of the year and the average LTV across the whole book remained at 43%.

In traditional banking products HBOS continued to gain at others' expense with sales of 1m new credit card accounts and 1.2m bank accounts. These gave us an estimated 16% market share of new sales of credit cards with balances rising 21%. An estimated 25% of the "new and switcher" market in bank accounts helped us to achieve a 55% growth in credit balances.

As targeted, a substantial increase in operating income achieved on a stable cost base saw Intelligent Finance break even in December. For the year as a whole its losses reduced significantly to £53m from £147m in 2002.

Retail asset quality remains robust. Non-performing assets were stable at 1.80% of closing advances (1.78% 2002). The charge for provisions as a percentage of average advances was 0.30%, 5bps higher than in 2002 with the increase in provisions reflecting both the changing mix of lending and the normal ageing of the loan portfolio.

The Retail cost:income ratio fell to 47.8% (2002 52.5%), the direct consequence of sales growth, improved productivity and continuing tight cost control, as costs grew by 3.2% (target 3%).

Insurance & Investment

In both Insurance & Investment, in rapidly consolidating markets, HBOS's distribution strength and low cost advantage enabled us to record further market share gains in the UK. Sales of general insurance products rose by 19%. In a contracting market, investment

> Profit before tax and exceptional items up 27% to £3,885m

product sales were stable as we closed in on our goal of being No.1 for investment product sales in the UK. Coupled with a significant turnround in short-term fluctuations in investment returns, this enabled profit before tax and exceptionals to increase by 51% to £887m.

Insurance profits rose by 11% to £445m as HBOS turned its low cost distribution advantage directly into value for consumers and attractive returns for shareholders. Sales of household and repayment insurance products increased by 20% and 9% respectively, whilst sales of motor insurance policies were up 69%. esure saw almost 800,000 motor and household policies sold and is expected to break even in the first half of 2004.

In the 4th quarter we launched two new developments designed to enhance future growth. First Alternative, our newest joint venture with Peter Wood, capitalises on esure's existing investment in infrastructure. By enabling HBOS to meet the needs of non-standard drivers it extends our distribution reach for motor insurance. As from the end of December we started to underwrite our household insurance business (previously with Royal & Sun Alliance) and all such business will transfer to HBOS on renewal during 2004. As an underwriter, HBOS will recognise its profits from household insurance later than was the case as a commission earning introducer. As disclosed previously, this will have the one off effect of reducing reported profits in 2004 by around £76m.

A significant reduction in negative short-term fluctuations in investment returns meant that investment profits rose by 134% to £442m (£189m in 2002). However, reduced margins on in force business and assets under management as a consequence of lower average stock market levels during the year and one-off costs associated with the acquisition of Rothschild Asset Management saw profits based on long-term assumptions (i.e. excluding short-term fluctuations and changes to economic assumptions) fall by 19% to £416m.

Last year we began a significant re-structuring of our intermediary and bancassurance operations. To be completed in early 2005, this will result in a significant enhancement to the long-term profitability of our investment business. In the meantime, progress made to date contributed to the improvement in new business profitability to 25% of equivalent premium income (22% in 2002), achieving our medium term target of 25%.

Bancassurance sales, which rose 21%, once again underlined the power of simplicity and value for money, even in difficult investment product markets. With profits products accounted for only 8% of Clerical Medical's intermediary sales in the UK. Nonetheless, total UK intermediary sales were resilient, down just 10%, whilst overall intermediary sales fell 17% in tough markets. Wealth management sales showed real signs of improvement in the second half. Down 17% at the half year, for the year as a whole, sales for St. James's Place Capital were only 3% lower than a year earlier, as high net worth investors' confidence began to recover.

Business Banking

Business Banking started to deliver the required payback for the major investment made in taking our SME products and services into England and Wales. We have achieved our interim SME market share target of 6%, one year early. Profit before tax and exceptionals rose by 32% to £404m.

The newly established business hunters field force and the direct business bank are both gaining customers at the expense of our peers. Customer lending balances increased by £7.5bn (32%) while deposits grew by 40% to £17bn. The investment required in people, systems and infrastructure was substantially completed in the second half of last year leading to an 11% increase in underlying operating expenses in 2003. However, as targeted, for 2003 as a whole, the cost:income ratio reduced to 53.0% from 55.7%.

A more stable market in motor residuals made for better trading from both our motor finance and contract hire/vehicle management businesses, both of which benefited from the withdrawal of key competitors.

Bank of Scotland (Ireland) has proven to be particularly successful in challenging the existing providers of financial services with a number of product innovations. Bank of Scotland (Ireland) now has over 19% SME market share with lending growth of 17% and growth in deposit balances of 34% in local currency in 2003.

Growth in Business Banking has not been at the expense of credit quality. Such strong growth in assets meant that, as a percentage of advances, non-performing assets fell to 1.97% (2.21% end 2002) whilst the provisions charge, as a percentage of average advances, fell to 0.49% against 0.70% in 2002.

Corporate Banking

Increasingly benign market conditions and attractive margins allowed Corporate to sustain momentum without any increase in risk appetite or a move outside long established areas of expertise. Profit before tax and exceptionals rose 21% to £826m.

Customer lending growth (£5.2bn) slowed to 11%, the direct result of our improved capability and success in selling down debt together with the planned repayment of some large high profile exposures. The same strategy saw an acceleration in the growth of non-interest income, 26% higher than a year earlier. Deposit balances advanced by 43% to £20.2bn.

Accounting for around a third of loans, our largest industry sector continues to be construction and property. Our focus here lies primarily in the property investment sector where in the first instance the credit exposure is assessed against quality rental covenants. We continue to have limited exposure to commercial developments.

Credit quality was relatively stable which is reflected in a slightly reduced provisions charge of 0.70% of average advances (0.72% in 2002). Non-performing assets were 1.65% of advances (1.56% at end 2002).

A long standing reputation for innovation, coupled with the ability to make things happen, have enabled Corporate to seize the huge opportunities presented by the creation of HBOS. In the process we have built market leading positions, most notably with our Structured Finance, Integrated Finance and Joint Venture offerings where our positioning as the "one stop shop" for the full range of underlying banking products continues to be a clear source of competitive advantage.

Treasury

Treasury profit before tax and exceptionals of £239m were 3% above those achieved last year. Growth in sales of Treasury products to the HBOS Group and its customers

Underlying earnings per share up 22% to 68.5p

(up 65% on a like for like basis) very largely offset a decline in the wholesale interest margin and enabled Treasury to sustain 2002's performance.

Our Treasury operation is focused on the generation of high quality earnings. In 2003, 70% of revenues were derived from the management of funding and liquidity and the provision of products and services to the HBOS Group and its customers. Consistent with such an internally focused strategy, asset quality is very strong. We avoid sub investment grade investments and at the end of 2003, over 99% of our total portfolio was rated A or above. No credit provisions were required in the period.

HBOS Treasury Services was very active in funding for the Group, successfully launching the first two covered bond issues in the UK market as well as raising £11.5bn from mortgage securitisations.

BankWest

Last year saw BankWest's profits recover strongly, rising 25% in local currency. Strong growth in both retail and business lending, coupled with robust margins and an improving credit experience, all contributed to this step-change in performance.

In September HBOS completed the acquisition of the minority in BankWest. We are currently engaged in bringing BankWest closer together with our other Australian activities, BOSIAL, Capital Finance and St. Andrew's Insurance, to create HBOS Australia. This will greatly enhance our ability to create value for shareholders from our Australian assets.

Outlook and prospects

As previously announced, the Group is now organised around four Divisions; Retail, Insurance & Investment, Corporate and International Operations. The results for 2004 (with re-stated comparatives for 2003) will be presented on this basis.

The UK economy is strengthening and the interest rate cycle has turned. However, despite the increase in public sector spending, the need to achieve a smooth transition from consumer to investment led growth points to only modest rate rises.

Low interest rates, a benign employment market and the shortage of housing stock will continue to underpin the housing market in 2004. And indeed the market has seen a buoyant start to the year. Even so, after 3 years of a strong housing market, there is no room for complacency. We have, and will continue to tighten our lending criteria. In the short-term therefore, this will be reflected in HBOS's mortgage strategy where we now expect to trade at or, if appropriate, below our stock share for net lending (23%).

The rate of growth in demand for unsecured personal credit has slowed. Although there are few signs of deterioration in retail credit conditions, here too we remain vigilant for any contrary indicators.

We do not expect corporate credit conditions to deteriorate. Our work in progress remains strong and we expect to benefit from a further recovery in corporate activity.

More stable equity markets should see confidence gradually return to investment product markets. More specifically the significant reduction in demand for with profits products and the advent of depolarisation both favour HBOS's multi-brand distribution led strategy.

Both the UK and European authorities are proposing extensive regulatory change, stretching from capital adequacy to treating customers fairly. Regardless of the scale of such change, which should in any case favour larger companies such as HBOS, it is important that everything we do runs with the grain of regulatory policy. Indeed our shareholders have every right to demand that we regard regulation as another opportunity to create comparative advantage versus our competitors.

As we complete the task of extracting the promised merger synergies, so 2004 should see HBOS reach some important financial benchmarks. With cost growth restricted to 5%, the underlying cost:income ratio is expected to fall through 40%. As promised at the time of the 2002 capital raising, retained earnings will be capable of supporting double digit balance sheet growth without straining the Tier 1 ratio. Most important of all, 2 years of strong asset growth with significant gains in efficiency and now an acceleration in non-interest income, should see us reach our benchmark return on equity (20%). Under current industry structures, we regard these benchmarks as sustainable.

The inherent growth characteristics of UK financial services will be the backdrop for HBOS growth beyond 2004, particularly as UK market shares re-align in the aftermath of consolidation. As a number of competitors also look outside the UK for their primary growth prospects, the opportunities increase for a strong HBOS to grow at the expense of the competition.

James Crosby
Chief Executive

Dividend per share up 5% to 30.9p



"Delivering value and simplicity to customers"

Andy Hornby
Chief Executive Retail Banking



Profits up 9% to £1,698m

25% share of net mortgage ending

Customer deposit balances up 10% to £114.6bn

The benefits of our commitment to deliver value and simplicity to consumers is evident in the full year 2003 results of Retail Banking. Strong growth in income coupled with tight cost control resulted in full year profit before tax and exceptional items of £1,698m, 19% higher than 2002.

The highlights of our 2003 operating performance include:

- Net mortgage lending share of 25%
- 1.2m new bank accounts
- 1m new credit card accounts
- £10.8bn growth in savings and banking credit balances
- Annual growth in costs contained at 3.2%

Our cost growth performance combined with a 13% increase in operating income has enabled us to further improve the cost:income ratio, down from 52.5% to 47.8%.

Financial Performance

Profit and Loss Account	Year ended 31.12.03 £m	Year ended 31.12.02 £m
Net interest income	**3,411**	3,007
Non-interest income	**809**	721
Mortgages and savings	**678**	609
Banking	**301**	240
Personal loans	**28**	33
Credit cards	**179**	151
Other	**64**	47
Fees and commissions receivable	**1,250**	1,080
Fees and commissions payable	**(450)**	(348)
Other operating income	**9**	(11)
Operating income	**4,220**	3,728
Operating expenses*	**(2,019)**	(1,956)
Staff	**(911)**	(794)
Accommodation, repairs and maintenance	**(50)**	(62)
Technology	**(67)**	(75)
Marketing and communication	**(229)**	(240)
Depreciation:		
Tangible fixed assets	**(56)**	(55)
Other	**(111)**	(180)
Sub total	**(1,424)**	(1,406)
Recharges:		
Technology	**(254)**	(255)
Accommodation	**(236)**	(133)
Other shared services	**(105)**	(162)
Operating profit before provisions*	**2,201**	1,772
Provisions for bad and doubtful debts:		
Specific	**(477)**	(360)
General	**(59)**	(13)
Share of profits of associates and joint ventures	**33**	27
Profit before tax and exceptional items	**1,698**	1,426
Cost:income ratio*	**47.8%**	52.5%

* Excluding exceptional items.

Asset growth was the key driver behind a 13% increase in net interest income to £3,411m (2002 £3,007m). With non-interest income 12% higher at £809m (2002 £721m), total operating income grew by 13% year on year.

Our continued focus on cost management and productivity gains enabled us to contain year on year operating expense growth to 3.2%. Our cost management performance continues to reflect the successful delivery of merger cost synergies.

Asset quality remains robust. Whilst the provisions charge increased by 44% year on year, this mainly reflects the significant growth in unsecured lending balances in recent years. Non-performing assets ("NPAs") as a percentage of period end loans and advances were stable at 1.80% (2002 1.78%). We have experienced some increase in provisions and NPAs as our portfolio matures. This is a natural consequence of our relative growth in balances over the past few years where the normal seasoning of loan performance is therefore more pronounced.

Net Interest Margins and Spreads	Year ended 31.12.03 £m	Year ended 31.12.02 £m
Net Interest Income:		
Interest receivable	**9,565**	8,236
Interest payable	**(6,374)**	(5,442)
Capital earnings	**220**	213
	3,411	3,007
Average Balances:		
Interest earning assets		
– securitised	**10,219**	3,400
– other	**169,219**	147,731
	179,438	151,131
Interest bearing liabilities		
– deposits	**112,171**	101,795
– securitised	**10,219**	3,400
– other	**57,048**	45,936
	179,438	151,131
Average Rates:	**%**	%
Gross yield on interest earning assets	**5.33**	5.45
Cost of interest bearing liabilities	**(3.55)**	(3.60)
Net Interest Spread	**1.78**	1.85
Capital earnings	**0.12**	0.14
Net Interest Margin	**1.90**	1.99

Certain loans and advances to customers have been securitised. A "linked presentation" format is used for the statutory balance sheet presentation of these assets and the associated non-returnable finance. In the calculation of net interest margin above, average balances are stated before deduction of non-returnable finance.

The net interest margin for the year was 9bps lower than 2002 at 190bps and the key movements were as follows:

Movement in Margin	Basis Points
Net interest margin for the year ended 31 December 2002	199
Add:	
Mortgages	5
Credit cards	2
Intelligent Finance	2
Deduct:	
Savings	(5)
Banking	(2)
Personal lending	(2)
Wholesale funding	(7)
Capital earnings	(2)
Net interest margin for the year ended 31 December 2003	**190**

Margin trends in our asset based businesses proved to be resilient in the face of competitive market conditions. The mortgage spread contribution improved by 5bps, reflecting the benefits of our multi-brand strategy and improved spreads in the mainstream lending segment. The contribution from both credit cards and Intelligent Finance each improved by 2bps. On the liability side of the balance sheet, the savings and banking spread contribution declined by 7bps in total as we targeted significant growth in deposit balances. An increased requirement for wholesale funding resulted in a 7bps margin reduction, of which 2bps was attributable to the increased level of mortgage securitisation. The benefit from earnings on free capital was 2bps lower at 12bps.

Non-interest Income

Non-interest income increased by 12% to £809m (2002 £721m). Fees and commissions receivable were £170m higher at £1,250m, reflecting solid growth in fee income across our principal product lines. This was partly offset by a £102m increase in fees and commissions payable, mainly reflecting a volume led increase in mortgage intermediary fees.



Lesley Tait,
Mortgage Adviser

Operating Expenses

Strong sales volumes, which in turn led to higher than planned sales related bonus costs, saw operating expenses increase by only 3.2% to £2,019m (2002 £1,956m). The combined impact of strong income growth and tight cost control enabled us to further reduce the cost:income ratio to 47.8% (2002 52.5%). The analysis of operating expenses by cost type in 2003 reflects changes to the classification of direct and recharged expenditure. The total costs of the division are not materially affected by these changes and comparative figures have not been restated.

Provisions

Closing provisions as a percentage of period end loans and advances were slightly lower at 0.69%, down from 0.72% at the end of 2002. Total provisions (including interest in suspense) coverage of NPAs was 40%, compared to 43% at the end of 2002. The apparent dilution in provisions cover mainly reflects the benefit of continuing house price inflation, which means that growth in secured NPAs has not resulted in a substantially increased specific provisioning requirement.

The bad debt charge represented 0.30% (2002 0.25%) of average loans and advances. The total charge comprises £486m (2002 £356m) for unsecured and £50m (2002 £17m) for secured advances. The growth in the unsecured charge reflects the significant growth in balances in recent years. The increase in the secured charge reflects our increased lending to specialist segments of the mortgage market. Overall, the secured charge continues to benefit from a combination of significant house price inflation, a stable mortgage arrears profile, reduced losses on possession and our ongoing focus on front end asset quality.

Balance Sheet and Asset Quality Information

	As at 31.12.03 £bn	As at 31.12.02 £bn
Loans and Advances to Customers		
Loans and advances to customers	**190.4**	162.9
Less: non-returnable finance	**(15.6)**	(5.0)
	174.8	157.9
Bad Debt Provisions:	**£m**	£m
Specific	**938**	855
General	**370**	312
Total	**1,308**	1,167
Provisions as % of loans and advances	**0.69%**	0.72%
Classification of loans and advances*	%	%
Home mortgages	**91**	91
Other personal lending:		
Secured	**1**	1
Unsecured	**4**	4
Credit cards	**3**	3
Banking	**1**	1
Total	**100**	100
Non-Performing Assets	**£m**	£m
Secured	**2,056**	1,697
Unsecured	**1,376**	1,202
Total	**3,432**	2,899
Interest in suspense	**£70m**	£70m
Total risk weighted assets	**£99.5bn**	£90.0bn
Total customer deposits	**£114.6bn**	£103.8bn

* Before provisions and after deducting non-returnable finance.

Total balance sheet provisions increased by £141m to £1,308m analysed as follows:

	As at 31.12.03	As at 31.12.02
Closing Provisions	**£m**	£m
Secured	**407**	389
Unsecured	**901**	778
Total	**1,308**	1,167

Closing provisions as a percentage of period end loans and advances were 0.69% (2002 0.72%) as shown below:

	As at 31.12.03 %	As at 31.12.02 %
Secured	**0.23**	0.26
Unsecured	**6.30**	6.33
Total	**0.69**	0.72

Our asset quality remains strong with growth in NPAs broadly tracking asset growth. NPAs as a percentage of period end loans and advances were stable at 1.80% (2002 1.78%). Balance sheet provisions coverage of NPAs was also fairly stable at 40% (2002 43%).

	As at 31.12.03		As at 31.12.02	
	£m	% of NPAs	£m	% of NPAs
Specific	**938**	**27**	855	30
General	**370**	**11**	312	11
Interest in suspense	**70**	**2**	70	2
Total	**1,378**	**40**	1,237	43

Operational Performance
Mortgages

In 2003 we have continued to demonstrate the effectiveness of our five-brand strategy. By competing effectively through all channels, and across the complete range of mainstream and specialist mortgage segments, we have delivered record net lending of £25.5bn to give an estimated full year net lending share of 25%, ahead of our stock related share target of 23%.

Gross mortgage lending at £71.8bn was 26% up on 2002 and represents an estimated 26% market share. We have grown the retail mortgage book by £25.5bn to £176bn of assets in 2003.

Asset quality has not been sacrificed in order to drive sales. The average income multiple remains prudent at just over 2.5 times. The



Suzie Turnbull,
Banking Adviser


Bank accounts
credit balances
up 55%

Retail Banking continued

average loan to value ("LTV") for the entire book on year-end valuations, was 43%, the same as at the end of 2002. The average LTV for new business was 61% (2002 63%).

We remain the market leaders in providing support for First Time Buyers and Home Movers, delivering more than our asset based share in these segments. We have retained our deliberately underweight position in the remortgage sector as the lower longevity of these customer relationships continues to mean that remortgages deliver lower returns through the lifetime of the product.

Throughout 2003 we have continued to take a measured approach to the higher margin specialist lending segments of buy-to-let, self-certification and near prime. At the year end, the LTV of our specialist book was stable at 66% (2002 66%).

We continue to benefit from our investment in "best in class" processing technology. Our investment in a B2B platform allows us to process intermediary business through the internet and, in 2003, over 80% of the Halifax intermediary business came through this channel. This puts us in an excellent position to support our intermediary partners through Regulation and is a key factor in delivering industry-leading service levels which have once again been widely recognised.

We were again awarded "Best Overall Lender 2003/2004" by Your Mortgage magazine and "Best Mortgage Provider 2003" by Personal Finance magazine.

Contributions from the key mortgage brands were as follows:

	Gross Lending		Net Lending	
	Year ended 31.12.03 £bn	Year ended 31.12.02 £bn	**Year ended 31.12.03 £bn**	Year ended 31.12.02 £bn
Halifax and Bank of Scotland	**48.8**	38.8	**13.0**	11.5
Birmingham Midshires	**11.0**	5.6	**6.9**	2.9
The Mortgage Business	**4.8**	3.5	**2.5**	2.1
Intelligent Finance	**7.2**	8.9	**3.1**	6.6
Total	**71.8**	56.8	**25.5**	23.1

Our net to gross lending ratio remained slightly better than the market average at 35.5% in 2003 after reaching a high of 40.7% in 2002. Redemption experience was principally driven by the maturing profile of the IF book after two years of strong growth, and cessations of low margin re-mortgage products in the Halifax brand in the fourth quarter.

Mortgage credit quality remains strong. Total mortgage arrears remained unchanged at 1.1% of the value of the portfolio and total mortgage provisions as a percentage of period end loans and advances were 0.23% (2002 0.26%). The following tables demonstrate the relatively stable profile of mortgage arrears and a significantly improved possessions experience.

At 31 December 2003*

Arrears	**Cases 000's**	**Total Mortgages %**	**CML Average %**	**Value of Debt* £m**	**Total Mortgages %**
3-6 months	**18.8**	**0.65**	**0.45**	**1,238**	**0.7**
6-12 months	**10.5**	**0.36**	**0.25**	**571**	**0.3**
Over 12 months	**4.2**	**0.14**	**0.11**	**192**	**0.1**
Total	**33.5**	**1.15**	**0.81**	**2,001**	**1.1**

	Opening Stock No.	**New Possessions No.**	**Disposals No.**	**Closing Stock No.**	**Value of Debt £m**
Possessions	**989**	**1,060**	**(1,579)**	**470**	**30**

At 31 December 2002

Arrears	Cases 000's	Total Mortgages %	CML Average %	Value of Debt* £m	Total Mortgages %
3-6 months	19.5	0.68	0.59	964	0.7
6-12 months	9.2	0.32	0.30	425	0.3
Over 12 months	3.9	0.14	0.15	177	0.1
Total	32.6	1.14	1.04	1,566	1.1

	Opening Stock No.	New Possessions No.	Disposals No.	Closing Stock No.	Value of Debt £m
Possessions	1,546	2,874	(3,431)	989	35

* Value of debt represents total book value of mortgages in arrears.

The percentage of mortgage cases in arrears partly reflects the maturing of the Intelligent Finance portfolio, but is mainly driven by our risk-based collections strategy which focuses on the potential for loss (as measured by loan size and LTV) and supports the CML/Government Partnership initiative to promote sustainable home ownership. This strategy is proving extremely successful in helping customers keep their homes and can be evidenced by our industry leading possession levels which declined by 63% in 2003 against the CML average reduction of 36%.

Bank Accounts

Our market leading current accounts combining attractive interest rates and value added features, backed up by aggressive marketing, have allowed HBOS to sustain its attack on the incumbents in the UK banking market. The strong sales performance delivered in 2002 has been maintained with 1.2m new bank accounts opened in 2003. The HBOS share of the new and switchers market is now estimated to be 25%.

New account openings and attractive interest rates have contributed to the strong growth in credit balances to £13.8bn (2002 £8.9bn). Credit quality remains high following significant improvements in the first half of 2003. Provisions as a percentage of period end loans and advances have fallen to 3.5% from 4.7% at the end of 2002 and non-performing assets have declined to 5.3% of period end loans and advances (2002 6.8%).

Bank account customers have continued to migrate to lower cost distribution channels. Internet registered users have grown by 39% to 2.2m and the number of online transactions has increased by 47% in the last twelve months. The current account has continued to be a strong driver of cross sales with the number of customers holding three additional products increasing by 38% over the year. We further enhanced our product range with the introduction of our innovative fee free packaged account "Extras" in August.

Credit Cards

The HBOS credit card business continues to benefit from an extensive multi-branded product range coupled with the broadest distribution base of any UK Retail bank



Donald Snodgrass,
Management Trainee

(ranging from branches to direct mail and our partnership and affinity arrangements). We acquired 1m new accounts (1.4m including those acquired through our joint venture partners) in 2003, resulting in an estimated HBOS market share of 16%. Balances have increased by 21% to £4.7bn (2002 £3.9bn).

We constantly monitor leading credit indicators as the following table illustrates:

	31 December 2003	31 December 2002
Credit utilisation*1	**18.1%**	24.0%
Overdrawn limits*2	**5.9%**	6.4%
Delinquency roll rates*3	**48.4%**	43.3%

*1 percentage of total available credit lines which is drawn down.
*2 percentage of accounts in excess of credit limit.
*3 percentage of credit card balances in arrears which have worsened in the year.

Whilst the proportion of balances entering arrears has significantly reduced to 3.7% (2002 4.5%), NPAs have increased to 9.4% (2002 8.4%) reflecting the maturing of our portfolio.

Personal Lending

Our broad distribution, competitive pricing and innovative product features have confirmed HBOS as the No.1 lender within the personal loan market during 2003. Against the backdrop of a 12% reduction in the unsecured personal loan market balances outstanding have grown by 4% since the end of 2002, evidence of our successful retention strategy which has seen our closure rate improve by 6%.

Balance sheet provisions as a percentage of period end loans and advances remained stable at 7.5% (2002 7.5%). NPAs also remained stable at 11.8% (2002 11.8%) of period end loans and advances.



Jacqueline Carnegie, Mortgage Adviser

Savings

Against a background of the Bank of England Base Rate falling to its lowest level for almost 50 years, the market for customer deposits remained fierce in 2003. Our aggressive multi-brand strategy helped us to grow savings balances by £5.9bn during the year.

The savings margin came under some pressure in 2003 as a consequence of the low interest rate environment, increasing competition for new deposits and our value led strategy. The low rate environment has limited our ability to pass on the full extent of base rate reductions. Furthermore, our value led strategy, which actively encourages customers into the most appropriate Savings and Investment product, has created short-term margin pressures, but it has also improved customer retention and driven record balance growth whilst continuing to support our growing Bancassurance business.

During the second half of 2003 we started selling Halifax branded savings accounts in all Scottish branches and launched an improved Savings Review process. Collectively, these actions have enabled us to further consolidate our position as the No.1 Savings provider in the UK with an estimated overall market share of Household Sector Liquid Assets of 15.7% (2002 15.5%).

Intelligent Finance

Intelligent Finance ("IF") has met our declared goal of reaching break even by the end of 2003, delivering a small profit in the month of December. Continued strong growth in net interest income and a reduction in operating costs were the key factors behind a £94m reduction in losses compared to 2002.


Cost growth restricted to 3.2%

	Year ended 31.12.03 £m	Year ended 31.12.02 £m
Net interest income	**136**	35
Non-interest income	**(9)**	(6)
Operating income	**127**	29
Operating expenses	**(146)**	(148)
Operating loss before provisions	**(19)**	(119)
Provisions for bad and doubtful debts:		
Specific	**(33)**	(25)
General	**(1)**	(3)
Loss before tax	**(53)**	(147)
Total lending to customers	**£15.5bn**	£12.4bn
Total customer deposits	**£4.2bn**	£3.3bn
Total risk weighted assets	**£8.1bn**	£6.7bn

Customer advances increased by £3.1bn in 2003 as IF took a UK net mortgage lending share of over 3%. Customer deposits have grown by £900m including a trebling of Cash ISA balances. Operating income increased fourfold compared to 2002, whilst operating expenses started to decline reflecting improved efficiency in the maturing business.

IF, like Halifax, Bank of Scotland, Birmingham Midshires and The Mortgage Business will play a vital role in our integrated distribution strategy.

Prospects

Retail Banking's performance in 2003 provides further evidence that our strategy, based on delivering value and simplicity to customers combined with a disciplined approach to cost management, continues to drive real shareholder value.

HBOS expects another good year in the housing market during 2004 underpinned by low unemployment, good affordability and a severe shortage of housing stock. Even so, after three years of a strong housing market there is no room for complacency. We have, and will continue, to tighten our lending criteria. In the short-term therefore this will be reflected in HBOS's mortgage strategy where we now expect to trade at or, if appropriate, below our stock share for net lending (23%).

In the long-term we see attractive growth prospects in all of our main Retail businesses and we believe that our uniquely strong sales and distribution model will allow us to achieve long-term market shares above 15% in all markets in which we compete. In 2004 we are confident that continued strong income growth, coupled with stringent cost control and a prudent attitude to credit quality, will drive a further improvement in profitability.



"Low cost distribution and efficient manufacturing"

Phil Hodkinson
Chief Executive Insurance & Investment





Profits up 51% to £887m

Total UK investment sales up 5% to £1,150m EPI

Insurance sales up 19% to £1,594m gross written premiums

Reported profit before tax and exceptional items for Insurance & Investment advanced by 51% to £887m. Insurance profits increased by 11% to £445m and Investment profits increased by 134% to £442m. Investment profits based on long-term investment return assumptions, i.e. after eliminating the effect of short-term fluctuations in investment returns and changes to economic assumptions, reduced to £416m (2002 £511m) due to lower margins on in-force business and assets under management as a result of lower stock market levels during the year, and the additional integration costs associated with the Rothschild Asset Management acquisition.

The positive momentum of the Insurance Business was maintained in 2003 with sales up by 19% overall and each major line of business showing healthy growth. Of particular note was the performance of esure, where motor insurance sales increased by 69% against the previous year.

Against the backdrop of a shrinking investment market, the Investment Business performed resiliently with overall sales marginally ahead of 2002 and UK sales 5% ahead. The trends by channel seen in previous reporting periods continued with strong performance in Bancassurance, where sales increased by 21%, being balanced by lower sales in Intermediary and Wealth Management. Based on the new business results reported by the ABI, we made further progress towards our ambition of being number one in the UK investment market.

Financial Performance

	Year ended 31.12.03 £m	Year ended 31.12.02 £m
Net interest income	**55**	50
Non-interest income	**1,195**	831
Income from long-term assurance business	**525**	233
General insurance premium income	**360**	320
OEIC/Unit trust management income	**91**	50
Fund management income	**57**	36
Other fees and commissions receivable	**381**	352
Fees and commissions payable	**(224)**	(166)
Other operating income	**5**	6
Operating income	**1,250**	881
Operating expenses*	**(255)**	(196)
Staff	**(95)**	(72)
Accommodation, repairs and maintenance	**(3)**	(13)
Technology	**(9)**	(4)
Marketing and communication	**(16)**	(17)
Depreciation: Tangible fixed assets	**(6)**	(6)
Other	**(80)**	(40)
Sub total	**(209)**	(152)
Recharges: Technology	**(22)**	(20)
Accommodation	**(20)**	(4)
Other shared services	**(4)**	(20)
General insurance claims payable	**(99)**	(79)
Amounts written off fixed asset investments	**3**	(4)
Operating profit*	**899**	602
Share of losses of associates and joint ventures	**(12)**	(13)
Profit before tax and exceptional items	**887**	589

* Excluding exceptional items.


c800,000 motor and household policies at esure


Sarah Harrison, Household Sales Consultant

Insurance Business Financial Performance

Profit before tax and exceptional items from the Insurance Business increased by 11% to £445m as the business continues to perform strongly, primarily linked to mortgage, credit card and personal loan sales in Retail.

	Year ended 31.12.03 £m	Year ended 31.12.02 £m
Net interest income	**22**	22
Non-interest income	**645**	546
Income from long-term assurance business	**81**	63
General insurance premium income	**360**	320
Other fees and commissions receivable	**366**	317
Fees and commissions payable	**(165)**	(156)
Other operating income	**3**	2
Operating income	**667**	568
Operating expenses*	**(110)**	(76)
General insurance claims payable	**(99)**	(79)
Operating profit*	**458**	413
Share of losses of associates and joint ventures	**(13)**	(13)
Profit before tax and exceptional items	**445**	400

* Excluding exceptional items.

Operational Performance

Insurance sales increased 19% to £1,594m gross written premiums in 2003, good progress being made on all major product lines.

Insurance Sales	Gross Written Premiums		Number of In-force Policies	
	Year ended 31.12.03 £m	Year ended 31.12.02 £m	Year ended 31.12.03 000's	Year* ended 31.12.02 000's
Repayment	**872**	799	**3,318**	2,837
Household	**448**	374	**2,463**	2,319
Motor	**211**	125	**713**	443
Other	**63**	36	**1,836**	842
Total	**1,594**	1,334	**8,330**	6,441

* Restated to eliminate in-force policies on which no premiums are payable.

Repayment

Sales of repayment insurance under the Halifax and third party brands increased by 9% to £872m as a result of continued success in cross-selling to mortgage, credit card and personal loan customers. The move to a single processing platform for all repayment insurance was completed during 2003.

Household

Sales of household insurance under the Halifax, Intelligent Finance, esure and Sainsbury's Bank brands increased by 20% to £448m as a result of continued success in cross-selling to mortgage customers and sales of our non-mortgage related insurance, which now accounts for almost half of all sales.

On 1 January 2004 the underwriting of our household insurance business moved on renewal to our subsidiary company, St.

Andrew's Insurance, from Royal & Sun Alliance. As reported at our interim results in July 2003, the consequent change to the recognition of net income as we move from commission (accounted for in the year of receipt) to premiums (accounted for as the premiums are earned) will result in a one-off reduction in reported pre-tax profits of an estimated £76m in 2004.

Halifax Home Insurance's position as a leading provider in the UK was reaffirmed in 2003 by inclusion in Which? magazine's best buy tables for the third year running and by winning the accolade of "Best Buildings and Contents Provider" in the Mortgage Advisor and Home Buyer Awards.

Motor

Sales of motor insurance under the esure, Halifax and Sainsbury's Bank brands increased by 69% to £211m. It is three years since esure was launched and already almost 800,000 motor and household policies have been sold, well ahead of schedule. esure remains on target to move into profitability in 2004.

In November, First Alternative, a new insurance joint venture with Peter Wood, commenced business. First Alternative is designed to meet the insurance needs of customers who currently fall outside of esure's target customer segments. Cover offered by First Alternative will be made available to Halifax and Sainsbury's Bank customers in addition to being offered under its own brand directly by telephone and internet.

Investment Business Financial Performance

Reported profit before tax and exceptional items for the Investment Business increased by 134% to £442m.

	Year ended 31.12.03 £m	Year ended 31.12.02 £m
Net interest income	**33**	28
Non-interest income	**550**	285
Income from long-term assurance business	**444**	170
OEIC/Unit trust management income	**91**	50
Fund management income	**57**	36
Other fees and commissions receivable	**15**	35
Fees and commissions payable	**(59)**	(10)
Other operating income	**2**	4
Operating income	**583**	313
Operating expenses*	**(145)**	(120)
Amounts written off fixed asset investments	**3**	(4)
Operating profit*	**441**	189
Share of profits of associates and joint ventures	**1**	–
Profit before tax and exceptional items	**442**	189

* Excluding exceptional items.

The increase in reported profits for the Investment Business is primarily the result of significantly smaller negative short-term fluctuations in investment returns in 2003 compared to 2002 – the direct consequence of the recovery in the stock market during 2003. Despite this stock market recovery, however, short-term fluctuations in 2003 were negative overall, being adversely affected by the impact of increased gilt yields on shareholder funds.

Profit for the Investment Business based on long-term assumptions, i.e. after eliminating the effect of short-term fluctuations in investment returns and changes to economic assumptions, reduced to £416m (2002 £511m). This was largely due to lower margins on in-force business and assets under management as a result of the lower stock market levels that persisted throughout most of the year, and the one-off costs associated with the integration of the Rothschild Asset Management acquisition.

	Year ended 31.12.03 £m	Year ended 31.12.02 £m
Reported profit before tax	**442**	189
Effect of short-term fluctuations in investment returns	**46**	412
Changes to economic assumptions	**(72)**	(90)
Profit based on long-term assumptions	**416**	511

Long Term Assurance Business

The sources of income from long-term assurance business on an embedded value basis are set out below.

	Year ended 31.12.03 £m	Year ended 31.12.02 £m
Contribution from existing business	**238**	366
Contribution from new business	**162**	120
Investment earnings using long-term assumptions	**99**	69
Changes to economic assumptions	**72**	90
Short-term fluctuations in investment returns	**(46)**	(412)
Income before tax from long-term assurance	**525**	233
Comprising: Investment business	**444**	170
Insurance business	**81**	63

The contribution to profits from new business rose as a result of improvements to pricing, product mix and unit costs. The contribution from existing business reflected further positive actual experience compared to expected and improved persistency


The Sales Centre, Lovell Park, Leeds


Bancassurance
sales up 21%
to £612m EPI

assumptions. Overall, the contribution fell relative to last year as a result of revised assumptions regarding the future mix of investments in our policyholders funds and a strengthening of mortality assumptions for annuity business.

The embedded value of long-term assurance business at 31 December 2003 was £3,950m (2002 £3,544m) of which 43% (2002 51%) was shareholder funds and the balance was the value of in-force business. The economic assumptions used in the calculation of the embedded values are set out below. The reduction in discount rate from 8.5% to 8.0% concludes our previously flagged intention to move progressively towards more active economic assumptions.

	Year ended 31.12.03 %	Year ended 31.12.02 %
Discount rate (net of tax)	**8.0**	8.5
Equity return (net of tax credits)	**7.5**	7.5
Gilt return (gross of tax)	**5.0**	5.0
Expense inflation	**3.0**	3.0

Modified Statutory Solvency Basis

Profits calculated using the modified statutory solvency basis ("MSSB") use the same long-term assumptions as required to assess regulatory solvency but with certain prescribed accounting adjustments, e.g. the deferral of acquisition expenses. Because of the conservative nature of these regulatory solvency requirements, new business is normally reported as a loss in the year of sale. This depresses the MSSB result for businesses enjoying healthy sales and does not reflect the future value of such new business.

The consolidated MSSB result compared to the embedded value reporting basis is set out in the following table.

Reporting Basis Comparison For Long-Term Assurance Business	2003 £m	2002 £m
Income reported on modified *statutory solvency basis before tax*	**213**	(133)
Income reported on embedded value basis before tax	**525**	233

Operational Performance

Investment sales increased marginally to £1,227m EPI in 2003, underlining the resilience of the HBOS multi-brand/multi-channel strategy in an otherwise shrinking investment market. Total UK investment sales grew by 5% to £1,150m EPI. Based on the new business figures reported by the ABI, HBOS has again increased market share and made further progress towards our aim of becoming number one in the UK investment market.

Bancassurance

Sales of investment business distributed via our Bancassurance channel (Halifax and Bank of Scotland retail branches and the Bank of Scotland Investment Service) increased by 21% to £612m EPI. This growth re-confirms our position as the UK's leading bancassurer, underlining the success of our customer champion strategy which offers simple, transparent, value for money products suited to our customers' needs.

Intermediary

Clerical Medical's strong intermediary franchise underpinned a resilient performance in the UK and despite a fall in sales by 10% to £389m EPI, our share of the UK intermediary channel has increased once again in the face of a steeper decline in the overall market. In the past two years, Clerical Medical has successfully moved away from with profits business towards less capital intensive products. In 2003, with profits business accounted for only 8% of UK intermediary sales in contrast to the same period two years ago when the percentage was 49%. As a consequence of these actions, new business profitability for the channel once again improved. The free asset ratio of Clerical Medical as at 31 December 2003 was estimated to be 7.5% (31 December 2002 7.2%), excluding implicit items and before deduction of the required minimum solvency margin.

Sales outside the UK, down 40%, have been significantly affected by economic downturns in the major markets in which we operate, Germany and Hong Kong being the most

Investment Sales

	Year ended 31.12.03 Single £m	Year ended 31.12.03 Annual £m	Year ended 31.12.03 Total £m	Year ended 31.12.03 Total EPI £m	Year ended 31.12.02 Single £m	Year ended 31.12.02 Annual £m	Year ended 31.12.02 Total £m	Year ended 31.12.02 Total EPI £m
Life	**4,684**	**90**	**4,774**	**559**	5,239	91	5,330	615
Pensions	**1,999**	**197**	**2,196**	**397**	2,049	262	2,311	467
Collective Investments	**2,141**	**57**	**2,198**	**271**	1,228	18	1,246	140
Total	**8,824**	**344**	**9,168**	**1,227**	8,516	371	8,887	1,222
Bancassurance	**4,832**	**129**	**4,961**	**612**	4,071	100	4,171	507
Intermediary	**3,008**	**165**	**3,173**	**466**	3,399	221	3,620	561
Wealth Management	**984**	**50**	**1,034**	**149**	1,046	50	1,096	154
Total	**8,824**	**344**	**9,168**	**1,227**	8,516	371	8,887	1,222


£78bn assets
under
management



Dominic Neary, Director, Global Equities, Insight Investment significant. Whilst non-UK intermediary sales represent only 16% of the overall intermediary channel, the decline nonetheless contributed to a 17% overall fall in intermediary sales to £466m EPI.

Wealth Management

Sales at St. James's Place Capital ("SJPC") were 3% lower at £149m EPI for the year as a whole with the last quarter of 2003 showing very positive signs of a return in the confidence of higher net worth investors with sales up 24% on the same period in 2002. Funds under management increased 34% to £8bn at 31 December 2003.

Overall Partner numbers increased in 2003 by 23 to 1,124, a 50% increase in new recruits being balanced partially by the forecast reduction in the number of lower producing Partners. Nearly half of the new recruits came from the IFA market, confirmation that SJPC is seen as one of the winners from the forthcoming changes to polarisation. To underline this point, fees from additional wealth management services increased to £21m.

Asset Management

Insight Investment's funds under management increased by 23% to £70bn, the acquisition of Rothschild Asset Management in January 2003 contributing £9bn to this total. The successful integration of the two businesses is expected to deliver cost savings of 27% of the combined expense base and has accelerated Insight's positioning as a major player in the institutional fixed income market and one of the UK's leading fund-of-funds providers. 70% of Insight's revenue now comes from clients outside the HBOS Group.

Total Group assets under management, including assets managed by SJPC, were £78bn at 31 December 2003 (31 December 2002 £64bn).

Prospects

Low cost distribution, efficient manufacturing and simple, transparent products are the major strategic advantages enjoyed by the HBOS Insurance and Investment businesses.

In our Insurance business, the prospects for growth, linked as it is to our core banking businesses, remain strong. These prospects are likely to be further advanced by the introduction of insurance regulations in late 2004 which will favour the larger, lower cost distributors. The move to underwrite household insurance in-house has helped secure the long-term benefits of our current operating model. The anticipated move of esure into profitability in 2004 is also a demonstration of the power of access to distribution and scale.

In our Investment business, the much anticipated but delayed reforms being driven by the Treasury are expected to favour those bancassurers that are able to provide capital efficient, simple products through low cost distribution to the mass market. At the same time, against the background of further consolidation in the UK intermediary market, the repositioning of Clerical Medical's proposition in recent years provides the platform for it to be one of only a few winners in that sector in the future. The significant restructuring of our intermediary and bancassurance operations, which is expected to be completed by early 2005, will enhance our ability to create shareholder value from these growth opportunities.

More broadly, we expect SJPC to be a winner in 2004 as evidenced by the recent upturn in sales in response to the returning confidence of high net worth investors and as the beneficial effect of de-polarisation bites. Similarly, the fortunes of Insight Investment are linked in the near term to the market recovery but increasingly its reputation for fixed income management will provide the opportunity for differentiation in the market.




"Best Buildings and Contents Provider"
in the Mortgage Advisor and Home Buyer Awards


"We are strengthening our ability to grow the customer base in England and Wales"
Colin Matthew
Chief Executive Business Banking



Profits up 32% to £404m

6% market share of UK SME market

Loans to customers up 32% to £30.7bn

The growth in business levels throughout the Division continues, and we have now *attained our 6% target UK SME market share* – one year ahead of schedule. The significant increase in customer numbers has delivered strong growth in both lending and deposit balances following a period of focused investment in both infrastructure and people, and our expansion into England and Wales.

Consequently, we have delivered a strong result with 32% growth in profit before tax and exceptional items to £404m (2002 £307m).

Financial Performance

	Year ended 31.12.03 £m	Year ended 31.12.02 £m
Net interest income	**739**	628
Non-interest income	**662**	576
Business Centres	**152**	136
Asset Finance	**56**	47
Motor Finance	**43**	39
Other	**61**	43
Fees and commissions receivable	**312**	265
Fees and commissions payable	**(124)**	(119)
Operating lease rental income	**447**	412
Other operating income	**27**	18
Operating income	**1,401**	1,204
Operating expenses*	**(886)**	(789)
Staff	**(306)**	(245)
Accommodation, repairs and maintenance	**(26)**	(26)
Technology	**(30)**	(22)
Marketing and communication	**(28)**	(23)
Depreciation:		
Tangible fixed assets	**(21)**	(20)
Operating lease assets	**(312)**	(274)
Other	**(64)**	(85)
Sub total	**(787)**	(695)
Recharges:		
Technology	**(60)**	(51)
Accommodation	**(11)**	(8)
Other shared services	**(28)**	(35)
Operating profit before provisions*	**515**	415
Provisions for bad and doubtful debts:		
Specific	**(133)**	(135)
General	**–**	(12)
Amounts written off fixed asset investments	**(6)**	(6)
Share of profits of associates and joint ventures	**28**	20
Profit on disposal of business	**–**	25
Profit before tax and exceptional items	**404**	307
Net interest margin	**2.65%**	2.95%
Net interest spread	**2.42%**	2.58%
Bad debt charge as a % of average advances	**0.49%**	0.70%
Cost:income ratio**	**53.0%**	55.7%

* Excluding exceptional items.

** Cost:income ratio has been calculated excluding exceptional items and after netting operating lease depreciation and amounts written off fixed asset investments against operating income.

	As at 31.12.03 £bn	As at 31.12.02 £bn
Loans and Advances to Customers		
Loans and advances to customers	**30.7**	23.2
Bad Debt Provisions	£m	£m
Specific	**223**	195
General	**150**	148
Total	**373**	343
Provisions as % of loans and advances	**1.21%**	1.48%
Classification of loans and advances*	%	%
Agriculture, forestry and fishing	**2**	3
Energy	**1**	–
Manufacturing industry	**7**	9
Construction and property	**29**	21
Hotels, restaurants and wholesale and retail trade	**14**	17
Transport, storage and communication	**4**	4
Financial	**10**	12
Other services	**23**	22
Other lending – motor finance	**8**	10
Overseas residents	**2**	2
	100	100
Non performing assets (NPAs)	**£606m**	£513m
Interest in suspense	**£46m**	£44m
NPAs as a % of closing advances	**1.97%**	2.21%
Provisions including interest in suspense as a % of NPAs	**69%**	75%
Total risk weighted assets	**£35.1bn**	£26.7bn
Total customer deposits	**£17.2bn**	£12.3bn

* Before provisions.

Operating income has grown by a healthy 16% to £1,401m (2002 £1,204m) driven by strong growth in both interest and non-interest income. Net interest income has increased by 18% and non-interest income has increased by 15% with all parts of the Division contributing to the growth.

Operating expenses excluding operating lease depreciation increased by 11% as 2003 saw the fulfilment of our recruitment drive. This, combined with the growth in income saw the cost:income ratio improve to 53.0% from 55.7% in 2002.

The net interest margin contracted from 2.95% to 2.65% over the year, mainly due to a change in the business mix and reduced capital earnings.

Movement in Margin	**Basis Points**
Net interest margin for the year ended Dec 2002	295
Deduct:	
Reduced lending margins/product mix	(15)
Reduced capital earnings	(14)
Reduced deposit earnings/product mix	(1)
Net interest margin for the year ended Dec 2003	**265**

Assisted by dedicated deposit taking teams across the Division and a competitive suite of products, deposits grew by an exceptionally strong 40% to £17.2bn compared to £12.3bn at the end of 2002.

Loans and advances have also grown significantly in the year as our customer base increased, benefiting in particular from the strategic expansion into England and Wales. We now have almost £31bn of loans and advances to customers, which is 32% ahead of 2002. Correspondingly, risk weighted assets have grown by 31% to £35.1bn (2002 £26.7bn). The growth in Construction and Property exposure over the year reflects our drive into the business community. The portfolio remains largely investment related, supported by good quality covenants with the limited development element normally mitigated through pre-sale and pre-letting conditionality. The sector has continued to perform well, exposure is well spread geographically and numerically and there is no evidence of stress.



Director, Jim Dow supports business customers Nick Flavin and David Adams of Edinburgh University Settlement, at the St Andrew's Square branch

Strong growth in assets and a solid credit performance meant that the bad debt charge improved to 0.49% of average advances from 0.70% at the end of 2002, whilst provisions also improved to 1.21% of closing advances and non performing assets fell to 1.97% of closing advances, both measures improving significantly on the previous year (1.48% and 2.21% respectively).

Business Performance

During 2003, Business Banking generated significant growth and recorded meaningful market share gains to build on the investment of the previous year, with business customer numbers in the UK increasing 28% to over 350,000 (2002 273,000). We have now achieved our target UK SME market share of 6% – a year ahead of target.

In the UK, our Field New Business Hunters, who identify and generate new business opportunities, have delivered particularly impressive growth on both sides of the balance sheet with assets growing 33% and deposits growing 40%. The Field Relationship Management team, who provide a value added bespoke relationship service to customers, have achieved significant cross-sell and organic growth from their portfolios.

The Direct Business Bank, which is dedicated to serving small business customers, has continued to grow with almost 35,000 new customers in the year. Increasing numbers of new customers are supported by the "Easy to Join" process, which facilitates the transition of the customer's principal account to the bank, and therefore strengthens the long-term quality of the relationship and the cross-sale potential.

Across the division, other key UK business areas have delivered impressive results:

- In a very competitive market, our Motor Finance area has seen an increase in assets with new business up 11% on the previous year, albeit at tighter margins. RFS, our long-standing joint venture with Renault, has had a record-breaking year with a very strong performance. The number of agreements has grown 11% and passed the 100,000 mark during the year.
- Our Specialist Finance team, which provides financing for larger property, fleet and public sector relationships, as well as a variety of specialist financial products, has delivered new business of £3.4bn in 2003 with an encouraging favourable margin variance during the year.
- The Asset Finance business has contributed almost £1.5bn of new business in 2003, whilst developing the contribution to cross-selling opportunities throughout the division.
- The contribution from our Vehicle Management Operations (including Lex Vehicle Leasing) increased by 116% in the year, helped by a robust outcome for residual values. Fleet size overall is now almost 187,000, a 10% increase on the 2002 fleet size of around 170,000.
- Hill Hire, our heavy vehicle management arm, has achieved record results of £10.8m profit before tax (2002 £8.9m). The contract hire base has grown considerably with a 46% increase year on year.

Our overseas operations have delivered a record profit performance, which represents 28% of the Divisional profit before tax, with strong growth in activity levels. Capital Finance Australia produced record year end receivables of A$5.1bn in 2003, an increase of 21% over 2002, with the three business divisions, Property, Motor and Business Equipment all contributing. Bank of Scotland (Ireland) now has over 19% share of the SME market in Ireland and has seen significant growth on both sides of the balance sheet, including a 34% increase in deposits of €1.2bn. This has been combined with a reduction in the cost:income ratio to an impressive 34%, and a further fall in provisioning levels. Our approach in Ireland of challenging the existing providers of financial services has proven very successful, with a number of new product initiatives delivered, including Ireland's first interest bearing business current account. More initiatives are planned.

For the second year running, we were awarded both the UK "Business Bank of the Year" and UK "Online Banking Provider of the Year" by the National Association of Commercial Finance Brokers, and for the first time, won "Commercial Mortgage Provider of the Year". Challenging the face of business banking remains at the heart of our approach and 2003 saw further new product innovations such as our Smartfinance commercial offset mortgage.

We are committed to providing a wide range of options for supporting new businesses and are now the second largest lender under the Small Firms Loan Guarantee Scheme. We are also active in a number of equity and growth funds.

Customer service was significantly strengthened during the year when 47 Business Centres were created throughout Scotland and 175 Business Managers were recruited during 2003, making professionally qualified staff available throughout local business communities.

We are comfortably ahead of target on delivery of merger synergies and have continued to work on the ongoing integration of IT systems to the extent that both business and retail customers can now be serviced through all of our delivery channels.

Prospects

During 2004, our business banking activities will be restructured to more closely support the needs of our small and medium-sized customers. The provision of products and services to smaller businesses will be integrated with Retail Divisional activities, within a more focused "Bank of Scotland Business Banking" brand. Support for medium-sized and larger business customers will be managed by experienced teams as part of an expanded Corporate Banking offering. The overseas activities will become part of the newly created International Operations Division.


Customer
deposit
balances up
40% to £17bn



David Laidlaw, Manager
Direct Business Bank



"Controlled growth… creating shareholder value"

George Mitchell
Chief Executive Corporate Banking



Profits up 21% to £826m
26% growth in non-interest income
Loans to customers up 11% to £50.7bn

Corporate Banking

Corporate Banking has once again delivered a set of strong results with profit before tax and exceptional items up by 21% to £826m (2002 £681m) notwithstanding a challenging economic backdrop for much of the year. Our clear focus on controlled growth, improved returns and credit quality, together with our proven ability to create and maintain strong relationships with our ever growing list of customers continues to create significant and sustainable shareholder value.

Financial Performance

	Year ended 31.12.03 £m	Year ended 31.12.02 £m
Net interest income	**875**	737
Non-interest income	**560**	445
Arrangement fees	**254**	230
Commitment fees	**59**	50
Guarantee fees	**31**	19
Redemption fees	**31**	27
International services	**11**	10
Transaction fees	**15**	12
Other	**22**	21
Fees and commissions receivable	**423**	369
Fees and commissions payable	**(14)**	(14)
Profit on sale of investment securities	**42**	23
Operating lease rental income	**94**	56
Dividend income from equity shares	**15**	11
Operating income	**1,435**	1,182
Operating expenses*	**(254)**	(194)
Staff	**(116)**	(95)
Accommodation, repairs and maintenance	**(10)**	(10)
Technology	**(9)**	(5)
Marketing and communication	**(6)**	(4)
Depreciation:		
Tangible fixed assets	**(4)**	(2)
Operating lease assets	**(32)**	(15)
Other	**(37)**	(27)
Sub total	**(214)**	(158)
Recharges:		
Technology	**(17)**	(11)
Accommodation	**(6)**	(4)
Other shared services	**(17)**	(21)
Operating profit before provisions*	**1,181**	988
Provisions for bad and doubtful debts:		
Specific	**(321)**	(285)
General	**(17)**	(10)
Amounts written off fixed asset investments	**(26)**	(13)
Share of profits of associates and joint ventures	**9**	1
Profit before tax and exceptional items	**826**	681
Net interest margin**	**1.71%**	1.77%
Net interest spread**	**1.48%**	1.46%
Bad debt charge as a % of average advances**	**0.70%**	0.72%
Cost:income ratio***	**16.1%**	15.5%

* Excluding exceptional items.

** Certain loans and advances to customers have been securitised. A "linked presentation" format is used for the statutory balance sheet presentation of these assets and the associated non-returnable finance. These ratios are calculated before deduction of average loans and advances subject to non-returnable finance.

*** Cost:income ratio has been calculated after netting operating lease depreciation and amounts written off fixed asset investments against operating income.

	As at 31.12.03 £bn	As at 31.12.02 £bn
Loans and Advances to Customers		
Loans and advances to customers	**50.7**	45.5
Less: non-returnable finance	**(1.4)**	(1.4)
	49.3	44.1
Bad Debt Provisions	**£m**	£m
Specific	**277**	249
General	**228**	211
Total	**505**	460
Provisions as a % of loans and advances	**1.00%**	1.01%
Classification of Loans and Advances*	%	%
Energy	**3**	3
Manufacturing industry	**8**	8
Construction and property:		
Property investment	**21**	15
Housing associations	**5**	6
Housebuilding	**3**	3
Other property	**6**	8
Hotels, restaurants and wholesale and retail trade	**8**	10
Transport, storage and communication	**5**	9
Financial	**7**	6
Other services etc.	**15**	15
Overseas residents	**19**	17
	100	100
Non performing assets (NPAs)	**£838m**	£709m
Interest in suspense	**£23m**	£19m
NPAs as a % closing advances	**1.65%**	1.56%
Provisions including interest in suspense as a % of NPAs	**63%**	68%
Total risk weighted assets	**£58.6bn**	£53.5bn
Total customer deposits	**£20.2bn**	£14.1bn

* Before provisions and after deducting non-returnable finance.

A 19% increase in net interest income and an even stronger 26% increase in non-interest income saw our total operating income rising by 21% to £1,435m. Our focus on added value growth aligned to sound credit quality, backed up by increased sell-down activity has resulted in a planned moderation in asset growth. However, this policy of controlled growth does not inhibit our continuing ability to attract high quality new transactions and our willingness to support existing customers as they expand and diversify. We have an enviable reputation for working closely with our customers to provide tailored, added value solutions to meet their financing needs, often with innovative, leading edge product design all supported by high quality delivery. We continue to combine true relationship banking with transactional excellence.

A further increase in net interest spread was achieved, up 2bps from last year, although the overall net margin fell by 6bps, due to a reduction in net earnings on capital.

Movement in Margin	Basis Points
Net interest margin for the year ended Dec 2002	177
Add:	
Improved lending margins	2
Deduct:	
Reduced capital earnings	(8)
Net interest margin for the year ended Dec 2003	**171**

Non-interest income again increased strongly, up 26% to £560m. Growth in net fees and commissions, which rose by 15% to £409m, was well spread across all areas of our business, while investment gains were up 83% to £42m, an extremely encouraging outcome against a difficult exit environment. Operating lease rental income also increased, up by 68% to £94m, reflecting the continued expansion of our successful asset finance activities.

The cost:income ratio was broadly stable at 16.1% (2002 15.5%). Cost efficiency is and will remain a cornerstone of our Operating Philosophy and we will continue to invest in our people and infrastructure as we build for the future.

Whilst we cannot be completely immune from the pressures being faced by certain sectors of the economy, our overall provisioning experience was very satisfactory given the challenging economic environment throughout the year. Some strain was evident in certain parts of our manufacturing book and across elements of our power portfolio but encouragingly the split capital investment trust sector and the telecoms sector both showed distinct improvement.

The total charge for bad and doubtful debts in 2003 was £338m, equivalent to 0.70% of average advances. This was a reduction from the ratio recorded in 2002, underpinning our belief that the worst of the current provisioning cycle may now be behind us.

Non-performing assets were £838m, a reduction of £68m from the position at the end of June 2003. Expressed as a percentage of closing advances, this represents 1.65% which is an increase over the 2002 closing position but, encouragingly, down significantly from the 1.81% at the end of June 2003. Balance sheet provisions as a percentage of advances decreased to 1.00% compared to 1.01% at the end of 2002.

As planned, our lending growth continued to slow. Total loans and advances to customers increased by 11% to £50.7bn whilst risk weighted assets increased by 10% to £58.6bn. The vast majority of this growth came in asset backed sectors that are very well known to us and where we have a wealth of experience. We also continued to syndicate participations in larger transactions.

Since the merger, our higher profile and increased balance sheet strength have resulted in an ever increasing number of lending opportunities. However, we do not seek growth for growth's sake and any transactions must meet our demanding risk and return requirements. Our business is based on our ability to identify, understand, accept and manage risk effectively and we continue to decline a large number of transactions that do not meet our lending criteria. On the other hand, we are not and never will be simply a fair-weather lender. We have always been of the view that there is quality business to be transacted even in more difficult times and our business continues to benefit significantly from this "can do" approach.

Our largest overall concentration continues to be property which represents around one third of our total lending. Approximately half of this exposure is to the property investment sector where our facilities are supported by robust rental streams from a wide range of acceptable covenants. Our next largest sub-sector is residential backed lending including lending to Housing Associations. Our development exposure is largely supported by pre-sales, pre-lets or acceptable additional security. Our office-related development exposure in Greater London continues to be safe and well secured.

Customer deposits continued to grow strongly and significantly faster than advances, increasing by 43% to £20.2bn. This was as a consequence of a specific focus on this area, assisted by the introduction of attractive and innovative products. As a result our self-funding ratio now stands at 40% (2002 31%). Continued growth in such deposits remains a key focus for the Division.

Operational Commentary

Key Markets

Operating from 22 offices in the UK and 13 overseas, the markets in which Corporate Banking operates are large and diverse and have the potential to deliver sustainable profitable growth for many years to come. We provide a comprehensive and growing range of products and services, predominantly to mid-market corporates, principally in the United Kingdom, but increasingly we are extending our core competencies to appropriate overseas markets. Internationally, we concentrate on niche areas where we have proven skills and a competitive edge, often seeking to partner with local banks. Our franchise now includes profitable activities in Europe, North America and Australia. To supplement our continental European representation, in October 2003 we opened an office in Antwerp, which operates as a satellite to our Amsterdam office. In North America, a recent initiative has been selective partnering with regional US banks on their larger customer transactions. This is a non-threatening, mutually beneficial approach to a real problem faced by these institutions as they attempt to compete with the larger indigenous banks.

We continue to lead the market in many areas. Our Structured Finance, Integrated Finance and Joint Venture offerings, often incorporating a "one stop" mix of mezzanine and equity in addition to traditional senior debt and working capital, continue to attract significant new volumes of business whilst at the same time optimising our return on capital. In the public/private partnership arena, we continue to work closely with the public sector in the provision of social and economic infrastructure. We also continue to build selectively our Project and Asset Finance activities, moving up the value chain when suitable opportunities arise.

We established a Client Acquisition and Development team to drive a focused client acquisition programme and in conjunction with Treasury Division, we have developed Capital Markets capability to support our key product offerings in the leverage and specialist finance markets and to further improve our overall client offering.

Customer Service

We continue to challenge, consolidate and redesign our back office operations to improve customer service, increase cross-sales and drive down costs. Central to this is the ongoing rollout and development of best of breed systems solutions. As well as the ongoing migration of accounts to "Core Banking", our new real time relationship banking system, 2003 saw the successful delivery of our new state of the art internet enabled on-line banking platform – iCHOBS.

Country Risk Exposure

The following table sets out the geographic mix of the division's credit exposure:

Country	% of Credit Exposure
United Kingdom	82
USA	7
Mainland Europe	7
Australia	3
Rest of the world	1
Total	**100**

This business mix is little changed from the position at 31 December 2002. Our key focus remains on areas of the world that enjoy a stable political, economic and legal environment. We do not enter unfamiliar geographic areas with untested products.

Prospects

Our reputation as a strong, well focused corporate lender is excellent and is underpinned by highly talented, experienced and committed colleagues. Our work in progress levels remain strong, providing confidence in our earnings progression. We do not expect corporate credit conditions to deteriorate and we are confident in the outlook for 2004.


Customer
deposits up
43% to
£20.2bn


The Joint Ventures team,
Corporate Banking



Treasury

"Focused on internal and external customer flow business"

Gordon McQueen
Chief Executive Treasury

Profits up 3% to £239m

€5bn of covered bonds issued

$65bn US and Euro MTN programmes



Treasury

Overall Treasury performance was robust with profit before tax and exceptional items of £239m (2002 £231m), 3% up on last year. Increased sales of Treasury products to Corporate Banking and Business Banking customers helped to offset a decline in the net interest margin.

Financial Performance

	Year ended 31.12.03 £m	Year ended 31.12.02 £m
Net interest income	**174**	200
Non-interest income	**157**	125
Dealing profits	**161**	145
Fees payable	**(18)**	(21)
Other income	**14**	1
Operating income	**331**	325
Operating expenses*	**(92)**	(89)
Staff	**(52)**	(47)
Accommodation, repairs and maintenance	**–**	(6)
Technology	**(8)**	(6)
Depreciation:		
Tangible fixed assets	**(1)**	(1)
Other	**(20)**	(12)
Sub total	**(81)**	(72)
Group Recharges:		
Technology	**(3)**	(11)
Accommodation	**(7)**	–
Other shared services	**(1)**	(6)
Operating profit before provisions*	**239**	236
Provisions for bad and doubtful debts:		
Specific	**–**	(4)
Amounts written off fixed asset investments	**–**	(1)
Profit before tax and exceptional items	**239**	231
Net interest margin (bp)**	**12**	17
Cost:income ratio***	**27.8%**	27.5%
Total risk weighted assets	**£14.0bn**	£11.0bn

* Excluding exceptional items.

** Net interest margin has been calculated as net interest income divided by average interest earning assets excluding securities classified as trading assets.

*** Cost:income ratio has been calculated excluding exceptional items and after netting amounts written off fixed asset investments against operating income.

Interest Income

Net interest income was £174m (2002 £200m) with the fall reflecting margin erosion from a change in funding maturity and currency mix.

Non-interest Income

Non-interest income increased to £157m up 26% on last year. Our core sales function contributed strongly to the growth in revenues with increased sales of Treasury products to Corporate and Business Banking customers. The enhancement of the Division's customer flow income remains a key strategic priority and progress continues to extend the product range, improve our customer information and develop closer links with our Group colleagues and their customers. The majority of dealing profits arose from activity related to customer sales, but the results were supported by a strong performance from non-sales activities.

Costs

Costs for the period were £92m (2002 £89m), resulting in a stable cost:income ratio of 27.8% (2002 27.5%). Staff and other costs rose due to increased resources required to support new business initiatives and the associated costs for setting up the infrastructure. However, these were offset by reductions in recharged technology costs following a review of Group technology spend.

Asset Quality

We maintain a cautious policy to avoid sub-investment grade investments, reflected by the continued high quality of our interbank and structured investment portfolios, with 99.3% of total assets rated A or above. During the year no credit provisions were required (2002 £4m).

Operational Performance
Business Overview

Treasury provides and manages prudential and regulatory liquidity and wholesale multi-currency funding for the HBOS Group. Treasury is also responsible for arranging the Group's debt capital issuance and asset securitisation programmes. In addition, a range of treasury services is provided to SMEs and large corporate customers of the Business and Corporate Banking Divisions. The sales function within Treasury works with customers to develop risk management solutions tailored to meet their specific needs. Sales revenues of Treasury products to the HBOS Group and its customers were up 65% from last year. Our overriding focus continues to be on high quality business which, in the main, is derived from both internal and external customer flow business.

During the year, responsibility for overseas treasury activities (excluding BankWest) was transferred to HBOS Treasury Services and we have now established a branch of HBOS Treasury Services plc in New York. This is part of our strategy to diversify our sources of funding and seek new pools of investors, by utilising the US market as a long-term and reliable source of funding for the HBOS Group.

We have also expanded our capital market capabilities and are now able to manage the origination of own asset backed and third party transactions, where some form of securitisation is required, as well as working closely with our Corporate Banking colleagues and their clients to provide capital market solutions.


Kirstee Hewitt and Jeff Green, Market Risk Managers

99.3% of total portfolio credit rated single A or above

Funding

In addition to arranging securitisation issues and co-ordinating and executing HBOS plc subordinated debt issues, one of Treasury's other key responsibilities is to provide wholesale funding and liquidity for the Group. In support of this role Treasury further diversified the range and sources of funding during 2003. The Group maintains a number of funding programmes. In April the US and Euro Medium Term Note ("MTN") Programmes were increased in size from a combined US$40bn to US$65bn in order to meet the continuing growth in the Group's wholesale funding. The Group also operates a US$15bn US Commercial Paper ("CP") Programme and Euro CP and Certificate of Deposit Programmes of €15bn and C$4bn. The C$4bn programme was increased from C$2bn in December 2003. In December a €5bn French Domestic CP Programme was established. All four CP Programmes operate in the name of HBOS Treasury Services plc.

In July 2003, HBOS successfully launched and priced the first UK Covered Bond. The Covered Bond was issued by HBOS Treasury Services plc, secured over a pool of mortgages originated by Halifax plc. The issue of €3bn with a maturity of 7 years was well received by investors, notably from continental Europe, thereby achieving our aim of funding diversification and spreading our liabilities. In October 2003, a second Covered Bond was issued for €2bn with a 10 year maturity.

Further diversification of funding was satisfied by issues of CHF500m 2% Fixed Rate Notes due 2008, US$750m 3.75% Guaranteed Senior Notes due 2008, US$1.5bn Floating Rate Notes due 2005 and JPY50bn 0.8% Fixed Rate Notes due 2008.

Prospects

With integration successfully completed more effort can be channelled towards meeting the business needs of the Group's banking divisions and their customers. The programme in the coming year aims to develop further our Sales business to secure and improve on the current year's performance whilst maintaining asset quality. Our position within the Group and increased sales penetration means that we can continue to benefit from the growth potential of Group businesses and their customers.


26% growth in
non-interest
income


Paul Bran,
Institutional Client Group

BankWest

"BankWest...planning for future growth and expansion"

Terry Budge
Group Managing Director BankWest

Profits up 25% to A$267m

BankWest

This year has seen continued strong growth in BankWest's underlying business with profit before tax increased by 25% to A$267m (2002 A$213m).

In August 2003 BankWest became a wholly owned subsidiary of the HBOS Group, following a proposal to the minority shareholders to acquire all of the outstanding shares that HBOS did not already control (approximately 43%) at a price of A$4.25 per share.

Financial Performance*

	Year ended 31.12.03 A$m	Year ended 31.12.02 A$m
Net interest income	**479**	416
Non-interest income	**273**	239
Operating income	**752**	655
Operating expenses	**(443)**	(404)
Staff	**(222)**	(198)
Accommodation, repairs and maintenance	**(28)**	(26)
Technology	**(7)**	(5)
Marketing and communication	**(32)**	(31)
Depreciation:		
Tangible fixed assets	**(23)**	(24)
Fees and commissions payable	**(13)**	(11)
Other	**(118)**	(109)
Operating profit before provisions	**309**	251
Provisions for bad and doubtful debts:		
Specific	**(30)**	(33)
General	**(12)**	(5)
Profit before tax	**267**	213
Net interest margin**,***	**2.13%**	2.07%
Cost:income ratio**	**58.2%**	60.7%
	As at 31.12.03 A$bn	As at 31.12.02 A$bn
Loans and Advances to Customers		
Loans and advances to customers	**24.2**	21.7
Less: non-returnable finance	**(0.9)**	(1.3)
	23.3	20.4
Bad Debt Provisions	**A$m**	A$m
Specific	**51**	53
General	**106**	93
Total	**157**	146
Total customer deposits	**A$11.8bn**	A$10.4bn
Total risk weighted assets	**A$17.9bn**	A$15.7bn

* The table has been prepared under Australian GAAP. The figures reported under the "Financial Review" section reflect the sterling equivalent under UK GAAP, based on exchange rates at 31 December 2003 and 31 December 2002.

** Including income representing the fully tax equivalent gross up of A$9m (December 2002 A$11m).

*** Before securitisation.

Total operating income increased by 15% against the previous year. Strong volume growth and an increase in net interest margin from 2.07% to 2.13% as a result of a flat to negative yield curve resulted in a 15%

Non-interest income, which increased by 14%, was positively impacted by a first half fee review of many consumer and business products. This increase was offset by a small reduction in ATM and credit card interchange fees.

Operating expenses increased by 10% compared with the previous year. This included increases in personnel expenses reflecting inflationary increases and A$11m of redundancy costs. These costs resulted from the reduction of about 160 full-time equivalent staff in management and sales support areas following the implementation of a number of efficiency and cost control initiatives. In addition, other expenses increased with A$10m of non-deductible costs incurred in relation to the HBOS acquisition of the minority interests in BankWest. These costs impacted the cost:income ratio of 58.2%. Although this was an improvement on the 60.7% in 2002, the figure would have been 56.9% if the costs relating to the HBOS acquisition were excluded.

The combined charge for specific and general provisions was A$42m. The charge to the general provision was greater than that of the previous year as no securitisation issue was completed in 2003. Net non-performing assets as a percentage of total lending to customers including non-returnable finance were 0.4% (2002 0.8%).

Consistent with previous years the mortgage book continued to grow strongly, increasing by 21% to A$12.5bn since December 2002. The business book increased by 9% to A$9.8bn over the year. This growth was boosted by the purchase of Australian Pharmaceutical Industries Ltd's subsidiary API Finance Ltd and its A$304m loan and lease book in April 2003. The business book accounts for 42% of the total loan book (2002 44%), and the mortgage book accounts for 54% (2002 50%).

Interstate lending as a proportion of total lending increased to 48.8% (2002 45.8%). National market share was 3.6% as at December 2003 (December 2002 3.5%).

Operational Performance

During the year BankWest made good progress with its strategies aimed at extracting more value from its strong position in the West Australian market, while expanding nationally in niche markets. At the beginning of the year, the Bank undertook a major review of its operations, which resulted in the implementation of a number of efficiency and cost control initiatives. The measures support the Bank's performance improvement and growth strategies, and respond to longer-term changes in the competitive environment. These initiatives began to have an impact in the second half of the year. Within Western Australia ("WA"), the Bank continued its network transformation programme, increasing the number of Neighbourhood Banks to 26 and refurbishing a number of branches, providing more face-to-face banking locations in direct response to customer demand for this type of service.

The Bank's strategic focus on extracting more value from the WA franchise was

Total lending to customers up 12% to A$24.2bn



Dan Scott, BankWest

BankWest continued

reflected in success in credit cards, deposits and home loans. The credit card book grew 22%, reaching A$300m for the first time in December 2003. This was largely as a result of the introduction of the MasterCard Lite low interest credit card in 2002, which resulted in the Bank capturing an increased share of the cards market.

As a result of the success of MasterCard Lite, the Bank launched the new BankWest Lite Home Loan, a special low variable interest rate product with no monthly fees. This was well received by consumers and already represents 9% of the home loan book.

Customer deposits grew by 13% to A$11.8bn as a consequence of more competitive pricing and continued growth in third party deposits through brokers. The Bank's self-funding ratio was 50.6% (2002 51.0%).

In the second half of 2003 the Bank progressed the rollout of a PC based Teller system providing both productivity improvements and enhanced capabilities to support the Bank's Retail operating model.

The Business Bank performed strongly with continued growth reflecting the success of the industry specialisation programme and East Coast growth strategies, profitability enhancement initiatives through fee and pricing reviews and strict cost containment.

The Structured and Property area continued to leverage off its strong relationship with key intermediaries providing specialised funding in the small to mid-structured facilities market. The Small Business initiative continued impressive interstate penetration with strong growth in new customers and high levels of customer satisfaction, under its "Champion of Small Business" proposition based on product innovation and superior service.

Throughout the year the business also completed a number of systems reviews and projects to prepare itself for the introduction of Financial Services Reform Act and the revised Code of Banking Practice.

Financial Markets finalised the installation of new technology, which provides greater processing efficiencies with significantly enhanced risk management capabilities.

Prospects

Plans were announced in January 2004 that HBOS's Australian operations, which included BankWest, will be brought closer together under the one umbrella of HBOS Australia. The new group, which will be put in place progressively during 2004 will refocus HBOS's four Australian operations, BankWest, Capital Finance, St. Andrew's Insurance and BOSIAL, to provide an integrated platform for future growth and expansion.

BankWest is well positioned to derive maximum benefit from 100% ownership by HBOS plc. The funding advantage provided by full HBOS ownership will enable more competitive product pricing and leveraging HBOS back-office processes will deliver improved efficiencies.

The Bank's national growth strategies are positioned to take advantage of the strength in the Australian economy, which rebounded after a soft start to 2003. Consumption has picked up, the unemployment rate has fallen to a 13-year low of less than 6% and business investment has consolidated at high levels. The strength in the domestic economy and the strength of the housing market triggered two 25bps increases in the cash rate in late 2003. Further modest tightening of monetary policy is expected to constrain housing construction in 2004, but as the rural sector recovers from drought, less robust housing activity is expected to be offset by a turnaround in net exports.

During 2004 BankWest will continue to make progress in its national growth strategies with the implementation of new initiatives, while continuing to build on existing projects. National expansion across all business lines will continue with a particular emphasis on the commercial and small business sectors. A number of initiatives will also be progressed to increase the number and value of deposits held by the Business Bank.

The Retail Bank will concentrate on continuing the significant momentum created by the Lite home loan and credit card products, ensuring their long-term viability by improving back-office support efficiencies. In parallel to this momentum, a concerted push will be made to grow deposit balances significantly.

A$11.8bn customer deposits



BankWest continued its network transformation programme



Mike Ellis
Group Finance Director

Overview of Results

Group profit before tax increased by £823m to £3,885m before charging exceptional merger integration costs of £119m.

	Year ended 31.12.03 £m	Year ended 31.12.02 £m
Group profit before tax	**3,766**	2,909
Add back: Merger integration costs	**119**	153
Group profit before tax and exceptional items	**3,885**	3,062

Divisional financial performance can be summarised as follows:

Year ended 31 December 2003	Retail Banking £m	Insurance & Investment £m	Business Banking £m	Corporate Banking £m	Treasury £m	BankWest[2] £m	Group Items £m	Total £m
Net interest income	3,411	55	739	875	174	205		5,459
Non-interest income	809	1,195	662	560	157	104		3,487
Net operating income	4,220	1,250	1,401	1,435	331	309		8,946
Operating expenses[1]	(2,019)	(255)	(886)	(254)	(92)	(180)	(282)	(3,968)
General insurance claims		(99)						(99)
Amounts written off fixed asset investments		3	(6)	(26)				(29)
Operating profit before provisions[1]	2,201	899	509	1,155	239	129	(282)	4,850
Provisions for bad and doubtful debts:								
Specific	(477)		(133)	(321)		(13)		(944)
General	(59)			(17)		(5)		(81)
Share of profits/(losses) of associates and joint ventures	33	(12)	28	9		2		60
Group profit before tax and exceptional items	**1,698**	**887**	**404**	**826**	**239**	**113**	**(282)**	**3,885**
Year ended 31 December 2002								
Group profit before tax and exceptional items	1,426	589	307	681	231	75	(247)	3,062
Increase in Group profit before tax and exceptional items	**19%**	**51%**	**32%**	**21%**	**3%**	**51%**		**27%**

(1) Excluding exceptional items.
(2) Converted at £1:A$2.3756 for the year ended 31 December 2003 and £1:A$2.8548 for the year ended 31 December 2002.

Group profit before tax and exceptional items at £3,885m is 27% higher than a year ago. Strong, asset led growth in net interest earnings, with non-interest income 26% higher than a year ago and underlying operating expenses growth of 9% produced excellent results.

Basic earnings per share increased by 26% to 63.6p (2002 50.6p). Underlying earnings per share (before exceptional items and goodwill amortisation) rose 22% to 68.5p (2002 56.1p) and the proposed final dividend is 20.6p, which is 5% higher than the previous financial year. The basic dividend cover is 2.1 times and 2.2 times on an underlying basis, up from 1.7 times and 1.9 times respectively in 2002. Our stated policy is to increase underlying dividend cover progressively to 2.5 times. If approved at the Annual General Meeting, the final dividend will be paid on 21 May 2004 to shareholders on the register on 12 March 2004.

Ordinary shareholders are again being offered the choice of electing under the Share Dividend Plan to receive the whole of their final dividend in respect of the year ended 31 December 2003 in new ordinary shares credited as fully paid instead of cash. A circular containing details of the Plan, key dates in respect of the new shares to be allotted to shareholders who elect to join the Plan and the relevant mandate form will be sent to shareholders during March and April 2004.

Group Post Tax Return on Mean Equity

Group post tax return on mean equity ("RoE") increased from 15.9% for the year ended 31 December 2002 to 17.7%. Group post tax return on mean equity is calculated by dividing profit attributable to ordinary shareholders before exceptional items by the monthly average of equity shareholders' funds. Previously, mean equity shareholders' funds were calculated on the basis of the simple average of equity shareholders' funds (i.e. opening plus closing equity shareholders' funds divided by 2) which is a less precise calculation of average equity employed by the Group. 2002 figures are presented on this new basis.

	Year ended 31.12.03 £m	Year ended 31.12.02 £m
Post tax return		
Profit attributable to ordinary shareholders	**2,415**	1,879
Exceptional items	**84**	112
	2,499	1,991
Mean Equity	**14,087**	12,542
	%	%
Group post tax return on mean equity	**17.7**	15.9
Short-term fluctuations in investment returns and changes to economic assumptions	**–**	1.6
Target post tax return on mean equity	**17.7**	17.5

The Group's Target RoE, which excludes the impact of short-term fluctuations in investment returns and changes to economic assumptions in our investment businesses, was 17.7% (2002 17.5%). Progress in achieving the Group's Target RoE was impacted adversely by lower returns from our investment businesses in difficult markets. The full year's impact of equity raised in 2002 and part year impact of the scrip dividend in 2003 also suppressed the RoE.

Group Net Interest Income

Group net interest income, increased by £689m to £5,459m. The growth in net interest income primarily reflects strong asset growth partly offset by a modest decline in Group margins.

	Year ended 31.12.03 £m	Year ended 31.12.02 £m
Interest receivable	**18,227**	16,691
Interest payable	**(12,768)**	(11,921)
Net interest income	**5,459**	4,770
Average balances*		
Interest earning assets		
Loans and advances	**265,390**	223,092
Securities and other liquid assets	**31,697**	32,678
	297,087	255,770
Securitised assets	**11,810**	5,019
	308,897	260,789
Net interest margin	**1.77%**	1.83%

* Certain loans and advances to customers have been securitised. A "linked presentation" format is used for the statutory balance sheet presentation of these assets and the associated non-returnable finance. In the calculation of net interest margin above, average balances are stated before deduction of non-returnable finance. Trading assets within treasury operations are excluded from the net interest margin calculation.

The decline in the Group net interest margin is mainly attributable to increased funding costs, including securitisations, and lower earnings on capital.

Non-interest Income

Non-interest income increased by 26% to £3,487m led by our investment business which benefited from a significant reduction in negative short-term fluctuations in investment returns compared to 2002. Strong growth was also achieved across our banking businesses and, in particular, in Corporate Banking and Treasury.

	Year ended 31.12.03 £m	Year ended 31.12.02 £m
Fees and commissions receivable	**2,586**	2,157
Fees and commissions payable	**(847)**	(672)
Dealing profits	**172**	154
General insurance premium income	**360**	320
Income from long-term assurance business	**525**	233
Other operating income		
Profit on sale of investment securities	**43**	33
Operating lease rental income	**541**	468
Other	**107**	83
Non-interest income	**3,487**	2,776

Operating Expenses

The Group cost:income ratio improved from 45.2% to 41.6%.

	Year ended 31.12.03 £m	Year ended 31.12.02 £m
Operating expenses	**4,087**	3,762
Exceptional items	**(119)**	(153)
	3,968	3,609
Goodwill amortisation	**(97)**	(86)
Operating lease depreciation	**(344)**	(289)
Underlying operating expenses	**3,527**	3,234
Net operating income	**8,946**	7,546
Amounts written off fixed asset investments	**(29)**	(24)
General insurance claims	**(99)**	(79)
Operating lease depreciation	**(344)**	(289)
Operating income	**8,474**	7,154
Cost:income ratio	**41.6%**	45.2%

Underlying operating expenses increased by 9%. The acquisition of Rothschild Asset Management in January 2003 accounted for £46m of the increase. Other significant variances include an additional pension charge of £62m in respect of the Halifax Retirement Fund reflecting the impact of the triennial valuation of the Fund on the profit and loss charge from 31 March 2003, the effective date of the valuation. In addition, the stronger Australian Dollar accounted for £30m growth in BankWest expenses when converted into Sterling.

The increase in goodwill amortisation is mainly attributable to the acquisition of the minority interest in BankWest which completed in September 2003 and the acquisitions of Rothschild Asset Management in January 2003 and Transnational Financial Services Ltd in April 2003.

	Year ended 31.12.03 £m	Year ended 31.12.02 £m
Staff	**1,755**	1,552
Accommodation, repairs and maintenance	**389**	348
Technology	**300**	382
Marketing and communication	**357**	374
Depreciation:		
Tangible fixed assets	**283**	259
Operating lease assets	**344**	289
Goodwill amortisation	**97**	86
Other	**443**	319
Total*	**3,968**	3,609

* Excluding exceptional items of £119m (2002 £153m).

Group Items

Group Items show the gross expenses of managing the Group, including technology so far as it is not devolved to divisions, accommodation and other shared services such as cheque clearing, mailing etc. The costs of technology, accommodation and other shared services (other than those borne directly by Group Functions) are subsequently recharged to divisions according to their usage and are shown under the operating expense analysis for each division. The net cost of Group Items increased by £35m, including an £11m increase in goodwill amortisation.

	Year ended 31.12.03 £m	Year ended 31.12.02 £m
Staff	**184**	232
Accommodation, repairs and maintenance	**287**	221
Technology	**174**	268
Marketing and communication	**65**	86
Depreciation	**185**	166
Goodwill amortisation	**97**	86
Other	**81**	(71)
Sub total	**1,073**	988
Less Recharges:		
Technology	**(356)**	(348)
Accommodation, repairs and maintenance	**(280)**	(149)
Other shared services	**(155)**	(244)
Total	**282**	247

As part of our continuous cost management programme we have reviewed the management and classification of direct and recharged costs, which has resulted in some changes in the classification of direct and recharged costs but has no material impact on overall costs incurred by divisions. Due to the nature of such changes it is not possible to restate the comparative analyses for previous periods.

Share Based Compensation

The Group believes that share ownership by colleagues throughout the Group enhances the alignment of their interests with those of shareholders. Accordingly, the Group operates certain share option plans, including Inland Revenue approved and unapproved share option plans and save-as-you-earn plans. In addition to the share option plans, share grants are provided to colleagues. These include incentive plans, which require certain performance criteria to be met over a three year period before any shares are released, and the "Sharekicker" facility. The Sharekicker facility enables colleagues who have elected to take their annual incentive in shares rather than cash to enhance by 50% the number of shares, if the shares are held for at least three years.

Under existing UK GAAP the cost of shares to be released under the share grants is recognised as an expense in the profit and loss account over the three year period of these schemes. The total expense recorded in 2003 in respect of such schemes was £42m (2002 £24m).

In respect of share option plans, existing UK GAAP only requires an expense to be recorded where the exercise price is set at a discount to the market price at the date the share option is granted. The save-as-you-earn plans are the only plans where such a discount is provided and the Group relies on the exemption under UITF Abstract 17. Accordingly no cost has been recognised in the profit and loss account in respect of the share option plans.

In November 2002, the Accounting Standards Board issued FRED 31 "Share Based Payments". The principles set out in this exposure draft require the fair value of the share option granted to be recorded as an expense. It is estimated that the adoption of FRED 31 would result in a total charge to the profit and loss account (inclusive of the amount under existing UK GAAP) in 2003 of £100m (2002 £72m).

Pension Costs

Under SSAP 24, £156m has been charged in respect of pension costs (2002 £93m). This charge increased in 2003 following the triennial valuation of the Halifax Retirement Fund at 31 March 2003 reflecting, inter alia, deterioration in stock market conditions. Under the transitional arrangement of FRS 17, the Group continues to account for retirement benefits in accordance with SSAP 24. Had FRS 17 been implemented in 2003, the charge in respect of retirement benefits would have been £180m and the deficit on all Group schemes would have been £1,496m (2002 £1,136m). Taking into account the deferred tax asset, the net pension liability for all schemes is £1,047m (2002 £795m).

Share of Operating Profits/(Losses) of Associates and Joint Ventures

The share of operating profits/(losses) of associates and joint ventures comprise the following:

	Year ended 31.12.03 £m	Year ended 31.12.02 £m
Lex Vehicle Leasing*	**16**	13
Centrica Personal Finance	**19**	18
RFS	**9**	3
esure	**(11)**	(13)
Sainsbury's Bank	**9**	11
Other	**18**	3
Total	**60**	35

* After charging goodwill amortisation.

Merger Cost Synergies and Revenue Benefits

Total synergies of £582m, which are analysed by division below, are included in the Group profit before tax and exceptional items for 2003 (cost synergies of £286m and net revenue synergies of £296m). The run rate at 31 December 2003 is estimated at £660m, which has been calculated net of any one-off benefits realised in the period.

Profit and loss impact for the year to 31 December 2003	Net revenue benefits £m	Cost savings £m	Total £m
Retail Banking	69	107	176
Insurance & Investment	19	12	31
Corporate Banking	141	1	142
Business Banking	51	2	53
Treasury	16	23	39
Group Services	–	141	141
	296	**286**	**582**

All divisions are on target to deliver or beat their target synergies with a total run rate of £800m at the end of 2004. Exceptional costs of £119m associated and necessary in achieving the synergies and benefits were charged in 2003. £153m was charged in 2002, £132m in 2001 and in total, by end 2004, we expect to have incurred costs of £450m.

International Accounting Standards

For accounting years commencing on 1 January 2005, the Group will be required to report its results under International Accounting Standards ("IAS"). The Group has made substantial progress towards implementing the changes required to convert to IAS, despite the additional pressure caused by the delay in publishing certain standards, notably the final text of IAS 39.

New Divisional Structure

Following an internal reorganisation of responsibilities, for the financial year commencing 1 January 2004 the Group will report through four divisions, Retail, Insurance & Investment, Corporate and International Operations.

Balance Sheet Analysis

As at 31 December 2003

	Retail Banking £bn	Business Banking £bn	Corporate Banking £bn	Treasury £bn	BankWest £bn	Total 31.12.03 £bn	Total 31.12.02 £bn
Loans and advances to customers	190.4	30.7	50.7	1.8	9.9	**283.5**	240.9
Less: non-returnable finance	(15.6)		(1.4)		(0.1)	**(17.1)**	(6.6)
	174.8	30.7	49.3	1.8	9.8	**266.4**	234.3
Bad debt provisions including interest in suspense:							
Specific	1.0	0.3	0.3			**1.6**	1.5
General	0.4	0.1	0.2		0.1	**0.8**	0.7
Loans and advances to customers (before provisions)	176.2	31.1	49.8	1.8	9.9	**268.8**	236.5
Total risk weighted assets	99.5	35.1	58.6	14.0	7.5	**215.8***	187.1*
Total customer deposits	114.6	17.2	20.2	16.5	5.0	**173.5**	150.2

* Includes risk weighted assets of £1.1bn (December 2002 £0.4bn) attributable to Insurance & Investment.

Loans and advances to customers increased by 18% to £283.5bn. During the year £11.5bn of loans were securitised. Within Retail Banking, loans and advances increased by 17%. Corporate advances grew 11%, and Business Banking by 32%. Customer deposits grew £23.3bn (16%) to £173.5bn and wholesale funding by £14.2bn (11%) to £140.6bn.

The mix of the Group's loans and advances to customers (before provisions) at the year end is summarised in the following table.

Classification of loans and advances*

	As at 31.12.03 %	As at 31.12.02 %
Energy	**1**	1
Manufacturing industry	**2**	3
Construction and property	**11**	9
Hotels, restaurants and wholesale and retail trade	**3**	4
Transport, storage and communication	**2**	2
Financial	**3**	3
Other services	**6**	5
Individuals:		
Residential mortgages	**61**	62
Other personal	**7**	7
Overseas residents	**4**	4
Total	**100**	100

* The classification of loans and advances follows the statutory analysis and is shown net of non-returnable finance. Before deducting non-returnable finance, residential mortgages would account for 63% of the total portfolio.

Bad Debt Provisions & Non-performing Assets

	Specific £m	General £m	Total £m
At 1 January 2003	1,321	703	2,024
Amounts written off during the year	(827)		(827)
Disposals and transfers	(27)	(3)	(30)
Charge for the year	944	81	1,025
Recoveries of amounts previously written off	45		45
Exchange movements	4	11	15
At 31 December 2003	**1,460**	**792**	**2,252**

The customer lending figures used within the calculations of credit quality ratios below are before deduction of non-returnable finance.

The total charge for bad and doubtful debts against Group profits was £1,025m (2002 £832m) representing 0.39% of average customer lending (2002 0.38%). Within this the charge for specific provisions increased 19% to £944m (2002 £795m), representing 0.36% of average customer lending (2002 0.36%). The general provision charge amounted to £81m (2002 £37m).

Closing provisions as a % of year end customer advances are analysed in the following table:

	As at 31.12.03 £m	As at 31.12.03 As % of customer advances	As at 31.12.02 £m	As at 31.12.02 As % of customer advances
Specific provisions	**1,460**	**0.51**	1,321	0.55
General provisions	**792**	**0.28**	703	0.29
Total	**2,252**	**0.79**	2,024	0.84

NPAs as a % of year end customer advances and provisions and interest in suspense as a % of NPAs are analysed between Retail residential mortgages and other advances in the following table:

	Customer advances £bn	NPAs £m	NPAs as % of customer advances %	Provisions and interest in suspense £m	Provisions and interest in suspense as % of NPAs %
As at 31 December 2003					
Retail residential mortgages	**176.0**	**2,056**	**1.17**	**407**	**20**
Other advances	**107.5**	**2,895**	**2.69**	**1,993**	**69**
Total	**283.5**	**4,951**	**1.75**	**2,400**	**48**
As at 31 December 2002					
Retail residential mortgages	150.5	1,697	1.13	389	23
Other advances	90.4	2,509	2.78	1,776	71
Total	240.9	4,206	1.75	2,165	51

The cumulative provisions and interest in suspense, which are deducted from advances in the balance sheet, together with their percentage cover of NPAs are as follows:

	As at 31.12.03 £m	As at 31.12.03 As % of NPAs	As at 31.12.02 £m	As at 31.12.02 As % of NPAs
Specific provisions	**1,460**	**29**	1,321	31
General provisions	**792**	**16**	703	17
Interest in suspense	**148**	**3**	141	3
Total	**2,400**	**48**	2,165	51

Capital Structure

Regulatory Capital	As at 31.12.03 £m	As at 31.12.02 £m
Risk Weighted Assets		
On balance sheet	**199,622**	173,534
Off balance sheet	**16,168**	13,608
Total Risk Weighted Assets	**215,790**	187,142
Tier 1		
Share capital	**1,363**	1,346
Eligible reserves	**14,122**	12,603
Minority interests (equity)	**454**	626
Minority and other interests (non-equity):		
Preferred securities	**2,453**	1,802
Preference shares	**198**	198
Less: goodwill	**(2,146)**	(1,787)
Total Tier 1 capital	**16,444**	14,788
Tier 2		
Undated subordinated debt	**4,646**	2,942
Dated subordinated debt	**7,105**	5,209
General provisions	**773**	652
Total Tier 2 capital	**12,524**	8,803
Supervisory deductions:		
Unconsolidated investments – Life	**(4,228)**	(3,503)
Unconsolidated investments – Other	**(494)**	(309)
Investments in other banks and other deductions	**(378)**	(252)
Total supervisory deductions	**(5,100)**	(4,064)
Total regulatory capital	**23,868**	19,527
Tier 1 capital ratio (%)	**7.6**	7.9
Total capital ratio (%)	**11.1**	10.4

Total regulatory capital increased during 2003 from £19,527m to £23,868m.

The issue of US$1,000m of innovative Tier 1 securities in March 2003 raised a further £641m of Tier 1 capital. In addition, £331m of Tier 1 capital was generated as a consequence of certain shareholders electing to receive their 2002 final dividend and 2003 interim dividend in the form of shares under the Share Dividend Plan in May and October. Tier 1 capital was further strengthened by internally generated capital from retained profits offset by additional goodwill and reduction in minority interest mainly arising from the acquisition of the minority interest in BankWest.

Tier 2 capital was increased during the year by undated subordinated debt issues of £600m in April 2003, €750m and US$1,000m in October 2003 and dated subordinated debt issues of €1,000m in March 2003, US$1,000m in May 2003, JPY60bn in June 2003, and US$750m in October 2003. In sterling equivalent terms, these new issues totalled £3.7bn.

Mortgage loans securitised during the year were £4.8bn in March 2003, £2.2bn in June 2003 and £4.5bn in November 2003. These securitised loans are not included within risk weighted assets.

Supervisory deductions mainly reflect investments in subsidiary undertakings that are not within the banking group for regulatory purposes. Deductions are made for the investments in Clerical Medical, St. James's Place Capital and St. Andrew's Group. Total deductions increased from £4,064m to £5,100m, mainly as a result of the Group injecting £500m into Clerical Medical, £128m into St. Andrew's Insurance plc, £75m into First Alternative Holdings Ltd and increases of £399m in the embedded value of life policies held.

The free asset ratio of Clerical Medical as at 31 December 2003 was estimated to be 7.5% (2002 7.2%) excluding implicit items and before deduction of the required minimum solvency margin.

European Economic and Monetary Union (EMU)

In June 2003, the government announced that its economic tests for entry to the single currency had not been met fully and the position would be reviewed at the time of the budget in 2004.

The Group continues to monitor government developments and remains actively involved in discussions within the Banking industry and other sectors of the economy to help assess the implications for the Group and its customers.

The Group's Operating Controls

This section reviews the Group's approach to risk management by describing:

- general principles for internal control and operating practices;
- the governance structure for the Group's controls;
- the Group Risk functions which oversee risk management activities; and
- the major types of risks to which the Group is subject.

Internal Control

The Board has overall responsibility for the Group's system of internal control and for reviewing its effectiveness. This system has been in place throughout the period to the date of approval of the Report and Accounts, with refinements where needed during the period to meet changing business needs. It is regularly reviewed by the Board and accords with the Turnbull guidance on internal control.

In addition the Board has reviewed the effectiveness of the system of internal control specifically for the purposes of this statement.

The system of internal control is designed to manage, rather than eliminate, the risk of failure to achieve business objectives, and can provide only reasonable – and not absolute – assurance against material misstatement or loss.

The system provides for a documented and auditable trail of accountability and applies across the Group's operations. It covers strategic, financial, regulatory and operational risks and provides for assurances to successive levels of management and, ultimately, to the Board.

Operating Principles and Practices

The Group seeks to maintain high standards of business conduct across all of its operations.

The risk appetite of the Group is set by the Board. The strategy for managing risk is formulated by the senior management and recommended to the Board for approval. The Group Management Board also reviews the effectiveness of the risk management systems through reports from management and from the Group risk committees. Management has the prime responsibility for identifying and evaluating significant risks to the business and for designing and operating suitable controls. Internal and external risks are regularly assessed, including control breakdowns, disruption of information systems, competition and regulatory requirements.

The assessment process is consistent across the divisions and Group Functions and uses an iterative challenge process to provide successive assurances to ascending levels of management up to the Board.

In judging the effectiveness of the Group's controls, the Board reviews the reports of the Audit Committee and management. It also considers key performance indicators and reviews monthly financial and business performance showing variances against budgets.

Group Level Control

The Group committee structure considers risks and risk management from the Group's perspective and is supported by the Group Risk functions which are described under "Group Risk Functions" below, namely Group Financial Risk ("GFR"), Group Operational Risk ("GOR") and Group Regulatory Risk ("GRR"). Together they provide central oversight by reviewing and challenging the work of the business divisions' own risk committees and by providing functional leadership in the development and implementation of risk management techniques.

Audit Committee

The full responsibilities of the Audit Committee are described in the Corporate Governance Statement on page 53. This section describes the Committee's role in the monitoring of risk.

Without diminishing its own accountability, the Board has delegated certain responsibilities to the Audit Committee including ensuring that there is regular review of the adequacy and efficiency of the internal control procedures and that there is a proper compliance structure throughout the Group. The Group's Audit Committee acts as the audit committee for Bank of Scotland and Halifax plc and is supported by divisional Risk Control Committees and the BankWest Audit Committee.

The Audit Committee, which meets at least quarterly, inter alia, reviews management's procedures for:

- identifying business risks and controlling their financial impact;
- preventing or detecting fraud;
- ensuring compliance with regulatory and legal requirements; and
- monitoring the operational effectiveness of policies and systems.

The Audit Committee, which summarises its findings to the Board, obtains assurance about the internal control and risk management environment through regular reports from GFR, GOR and GRR and consideration of external auditors' reports and review of the minutes and work of divisional Risk Control Committees.

The Divisional Risk Control Committees (which are described under "Divisional Level Controls" below) and the BankWest Audit Committee operate under delegated authority from the Audit Committee and the planning and co-ordination of their activities is reviewed by the Audit Committee. The Divisional Risk Control Committees review, on behalf of the Audit Committee, the adequacy of the business divisions' systems of internal control (including financial, operational and regulatory risk management).

Group Internal Audit supports the Audit Committee, Divisional Risk Control Committees and senior management by reviewing independently and objectively the effectiveness of the control and risk environment. The Head of Group Internal Audit has direct access to the Chairman of the Audit Committee and the Chief Executive.

Group Credit Risk Committee

The Group Credit Risk Committee ("GCRC") is responsible for assisting the Board to formulate the Group's risk appetite, policies and strategies for managing the credit risk facing the Group.

It is also responsible for the implementation and maintenance of the Group's Credit Risk Management framework. It is supported by GFR, which monitors compliance with Group policies, standards and limits and aggregates credit risks to monitor the overall Group position independently from the business divisions.

Group Asset and Liability Committee

The Group Asset and Liability Committee ("GALCO") is responsible for the implementation and maintenance of the overall risk management framework relating to balance sheet structure, market risks, trading, funding and liquidity management across the Group's banking businesses. It recommends market risk appetite, policy and guidelines to the Board. It is supported by GFR, which monitors compliance with Group policies, standards and limits and aggregates market risks to monitor the overall Group position independently from the business divisions.

Group Insurance and Investment Risk Committee

The Group Insurance and Investment Risk Committee ("GIIRC") is responsible for the implementation and maintenance of the overall risk management framework relating to investment, credit, market and insurance risks, together with asset and liability management, within the Insurance & Investment Division of the Group. It recommends policy and guidelines to the Board.

It is supported by GFR, which recommends with the relevant Group policies, standards and limits and aggregates certain risks to monitor the overall Group position.

Group Operational and Regulatory Risk Committee

The Group Operational and Regulatory Risk Committee ("GORRC") is responsible for the overall operational and regulatory risk management framework across the Group. It recommends policy and guidelines to the Board. It is supported by GOR and GRR, which recommend and monitor compliance with Group policies and standards.

Group Risk Functions

The Group Chief Financial and Operational Risk Officer and the Head of Group Regulatory Risk report directly to the Group Finance Director and have direct access to the Chairman of the Audit Committee and the Chief Executive. Prior to 1 January 2004 the same senior executive had responsibility for GOR and GRR.

The Group Risk Functions provide functional leadership for specialist personnel throughout the Group's business areas. They also provide independent oversight of risk management activities across the Group to ensure minimum standards are met and monitor aggregate risk data at Group-wide and cross-divisional regulated entity levels.

GFR has three main areas of focus:

- Group Asset and Liability Management monitors compliance with Group policies, standards and limits and aggregates market risks to monitor the overall Group position.
- Group Credit Risk monitors compliance with Group policies, standards and limits and aggregates all credit risks to monitor the overall Group position. In addition, specified Group Credit Risk colleagues have the authority to sanction specific transactions.
- Group Insurance and Investment Risk monitors compliance with the relevant Group policies, standards and limits and aggregates certain risks to monitor the overall Group position.

GOR monitors compliance with Group policies and standards on operational risk, providing operational risk oversight of the implementation of those policies and standards. In addition a number of specialist support functions provide centralised expertise in operational risk areas such as information security, fraud, corporate insurance and business continuity planning.

GRR focuses on supporting the GORRC to recommend policies and standards on regulatory risk and control issues for approval by the Board. It monitors compliance with those policies and standards and oversees the Group's adherence to regulatory requirements and communications with regulators on a Group-wide basis, with direct responsibility for relations with the Financial Services Authority (FSA), the Group's principal regulator.

Divisional Level Controls

Divisional Chief Executives have responsibility for managing strategic, market, credit, insurance, regulatory and operational issues affecting their own operations within the parameters of the Group policies set by the Board. Divisional Risk Control Committees, which comprise at least two independent Non-executive Directors and an Executive Director independent of that division, provide objective assurance on the effectiveness of each division's internal control and risk management. These committees meet regularly to review the risks facing the relevant division's business and the techniques used to identify, assess and manage them. Each business division also has its own specialist risk functions, and its own risk management committee or committees, which relevant Group Risk personnel attend.

Regulatory Controls

The Group's business areas are regulated by a range of authorities including the FSA, the Group's principal regulatory authority, and regulators in overseas jurisdictions in which the Group operates.

The Group's activities are monitored by the regulators through periodic reviews and inspections. Skilled persons report to the regulators if requested. The findings of such reports would also be considered by the appropriate divisional Risk Control Committees, Audit Committees and Boards.

Mapping and Managing Risk

The Group is subject to risks, inherent in financial services activity. The Group's principal activities are the provision of retail, business and corporate banking, treasury services, investment management, insurance and life assurance. It consequently makes loans to and takes deposits from customers and wholesale counterparties while the activities of Insurance & Investment Division carry investment management and insurance underwriting risks.

Credit Risk

This is the risk of financial loss from a customer's failure to settle financial obligations as they fall due. GCRC, which is chaired by the Group Finance Director, and is comprised of senior executives, meets monthly (in general) and reviews the Group's lending portfolio to ensure a Group-wide understanding and control of credit risk. It also assists the Board in formulating the Group's credit risk appetite.

Day to day management of credit risk is undertaken by specialist credit teams working within each business area in compliance with policies approved by the Board. Typical functions undertaken by these teams include credit sanctioning, portfolio management and management of high risk and defaulted accounts. A specialist support function within GFR provides centralised expertise in the area of credit risk measurement and management techniques. In addition to reporting on the performance of each divisional portfolio to GCRC, GFR provides a challenge role in terms of adherence to laid down standards, policies and limits.

In Retail Banking Division use is made, where it is practical to do so, of software technology in credit scoring new applications. In addition, where practical, behavioural scoring is used to provide an assessment of the conduct of a customer's accounts in granting extensions to, and setting limits for, existing facilities. Collections activity for credit card and current accounts, and for personal loans, is centralised for the various products, and software systems are used to prioritise action. Mortgage collection is conducted through a number of payment collection departments.

Corporate Banking Division typically conduct a full credit assessment of the financial strength of each potential transaction and/or customer, awarding an internal risk rating. Internal ratings are reviewed regularly. The same approach is also used for larger SME (small to medium enterprise) customers. Small business customers may be rated using scorecards in a similar manner to retail customers.

For HBOS Treasury Services plc ("HBOSTS"), a subsidiary of Bank of Scotland, policies are established and reviewed by the Group Wholesale Credit Committee, a sub-committee of GCRC.

An additional measure within the credit risk framework is the establishment of industrial sector and country limits. All such limits are set and monitored by GCRC. The controls applied to lending assessment processes consider environmental risk and the potential impact this may have on the value of the underlying security.

Target and benchmark standards have been established across the Group for the management of credit risk. All divisions are committed to continuously improving all facets of credit risk management and there have been significant levels of investment in the development of risk rating tools, including scorecards, better able to discriminate risk across the portfolio.

Insurance and Investment Risk

Insurance risk is the potential for loss, arising out of adverse claims and persistency experience, from both life and general insurance contracts. Investment risk is the potential for financial loss arising from the risks associated with the asset management activities of the Group. This includes both those assets which correspond to liabilities to policyholders and the free assets corresponding to liabilities to shareholders. It also includes indirect risks associated with the management of assets held on behalf of third parties.

Day to day management of these categories of risk is undertaken both by line management and by specialist teams within the Insurance & Investment Division. Use is made of the statutory Appointed Actuary role, both to ensure regulatory compliance in respect of the authorised insurance companies in the Group and to meet Group control standards.

GIIRC receives regular reports on specified aggregate risks across the Division.

Operational Risk

The Group has adopted the industry standard Basel Committee on Banking Supervision definition of operational risk:

"The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events."

The management of operational risk is an intrinsic part of every business manager's role. The Group's approach is to ensure business managers identify, assess, prioritise and manage all substantial risks in a cost effective and consistent manner. To this end the Group uses a combination of risk self-assessment, risk event and key risk indicator analysis, appropriate insurance cover and contingency arrangements, together with sound control procedures and systems. This approach is entirely consistent with the current requirements under the new Basel Capital Accord.

Each division and Group function is required half yearly to compile an operational risk profile which sets out the internal assessment of risk and controls against consistent categories as a form of self certification. These profiles are presented to the divisional Risk Control Committees, the Audit Committee and the Board, and are subject to independent review by the relevant risk teams. They are also validated by Group Internal Audit during the course of their work.

Regulatory Risk

This is the risk that the Group, or any part of it, fails to meet the requirements or expectations of regulatory authorities or supervisors responsible for enforcing legislation, codes, or regulations governing the way that the Group's business activities are conducted within the UK or elsewhere. Regulatory risk can also arise where the Group fails to anticipate and manage regulatory change adequately.

Day to day management of regulatory risk is undertaken both by line management and specialist teams of experts working within business areas. Reports on regulatory risk management are made by business areas and divisions to their Risk Control Committee and individual company Audit Committees. GRR provides a high level assessment to the Audit Committee.

Liquidity Risk

Liquidity risk is the risk that the Group will be unable to meet financial commitments arising from cashflows generated by its business activities. This risk can arise from mismatches in the timing of cashflows relating to assets, liabilities and off-balance sheet instruments.

Liquidity policy, including specific limits and guidelines, is set by the Board. The responsibility to direct the management of liquidity and to report against policy is delegated to GALCO. Liquidity is managed on a Group basis. Overseas units may be subject to specific regulatory requirements, but the activities in such units are also reflected within Group policy.

Policy is reviewed at least annually to ensure its continued relevance to the Group's current and planned operations. Operational liquidity management is delegated to HBOSTS; GALCO oversees the controls exercised by HBOSTS.

The Group uses the FSA's Sterling Stock Liquidity approach. The key element of the FSA's Sterling Stock Liquidity policy is that a bank should hold a stock of high quality Sterling liquid assets that can be sold quickly and discreetly in order to replace funding that has been withdrawn due to an actual or perceived problem with the bank. The objective is that this stock should enable the bank to continue business, whilst providing an opportunity to arrange more permanent funding solutions.

The FSA have a prescriptive regime for retail banks that specifies the formula for determining both the quantum and type of assets qualifying for Sterling Stock Liquidity. Sterling Stock Liquidity is regarded as a cost of doing business. It is not regarded as an operational liquidity pool as it will always be required in case of emergency. From an operational perspective, the Group will place greater reliance on market access to funding sources and the retention of a pool of diversified assets that can be sold in an efficient and discreet manner.

The Board requires that prudential liquidity limits should be set by GALCO at both aggregate levels and for individual currencies in which the Group has significant wholesale funding. These limits are established by way of cashflow mismatch and are quantified over two time horizons – for sight to eight days and for sight to one month.

For the purpose of calculation, marketable assets are subject to both instrument concentration limits and prudential discount factors. An assessment is also made for the possible outflow from customer deposits and committed facilities, determined by prudential behavioural modelling.

The funding capacity of the Group is dependent upon factors such as the strength of the balance sheet, earnings, asset quality, ratings and market position. GALCO assesses the Group funding mix to ensure that adequate diversity is maintained. It is Group policy to manage its balance sheet profile to ensure customer deposits sourced outside of HBOSTS represents a significant component of its overall funding. Within HBOSTS, the Group avoids undue concentration by maintaining both a widespread mix of counterparties and inward credit lines and a core set of bank and non-bank depositor relationships providing a stable source of funding. GALCO approves the appropriate balance of short to medium term funding.

The Group has established a comprehensive Liquidity Contingency Planning Framework to identify liquidity stress situations at an early stage.

Market Risk

Market risk is defined as the potential loss in value or earnings of the organisation arising from:

- changes in external market factors such as interest rates (interest rate risk), foreign exchange rates (foreign exchange risk), commodities and equities; or
- the potential for customers to act in a manner which is inconsistent with business, pricing and hedging assumptions.

The objectives of the Group's market risk framework are to ensure that:

- market risk is taken only in accordance with the Board's appetite for such risk;
- such risk is within the Group's financial capability, management understanding and staff competence;
- the Group complies with all regulatory requirements relating to the taking of market risk;
- the quality of the Group's profits is appropriately managed and its reputation safeguarded; and
- appropriate information on market risk is known to those making decisions, such that the taking of market risk is designed to enhance shareholder value.

Risk appetite is set by the Board who allocate responsibility for oversight and management of market risk to GALCO. Market risk is controlled across the Group by setting limits using a mixture of measurement methodologies. Detailed market risk framework documents and limit structures have been developed for each division. These are tailored to the specific market risk characteristics and business objectives of each operating division. Each Divisional policy document requires appropriate Divisional sanction, and is then forwarded to GALCO for approval on at least an annual basis. Group items (net free reserves, subordinated debt and structural foreign exchange) are governed by separate policies and limits/mandates as set by GALCO.

Interest Rate Risk

The primary market risk faced by the Group is interest rate risk. Interest rate risk exists where the Group's financial assets and liabilities have interest rates set under different bases or reset at different times.

The Board limit for structural interest rate risk is expressed in terms of potential volatility of net interest income in adverse market conditions using an Earnings at Risk ("EaR") methodology. The EaR methodology combines an analysis of the Group's current on and off-balance sheet risk position overlaid with behavioural assessment and repricing assumptions of planned future activity. In addition to this primary control, a number of other risk methodologies are applied to manage risk, including:

- Present Value of a Basis Point ("PVBP") – PVBP is a measure of market value sensitivity and quantifies the change in present value of cash flows for a one basis point change in interest rates. This method is primarily used for Treasury Banking Book activities where there is a limited impact from behavioural and/or internal re-pricing issues.
- Net asset/liability repricing maturity matrices – EaR analysis focuses on positions over the detailed planning horizon and can be directly related back to reported performance. To ensure that the Group does not have long-term embedded risks that are not being appropriately controlled, limits are set on net asset/liability positions that re-price beyond one year.

The Board has delegated authority to GALCO to allocate limits to business areas as appropriate within the overall risk appetite. In turn, GALCO has granted limits which represent the risk tolerance for each division. Core risk is required to be transferred to HBOSTS from the banking divisions. The residual risk in the banking divisions is primarily that related either to behavioural characteristics or to basis risk arising from imperfect correlations in the adjustment of rates earned and paid on different instruments with otherwise similar characteristics. Risk in the business divisions is measured by EaR. With respect to HBOSTS the primary risk measure is the impact attributable to a 1 basis point move in the yield curve. This is a more appropriate control given the nature of exposures that HBOSTS's banking book carries. These two measures have been calibrated and expressed as an EaR equivalent. GALCO undertakes to ensure that the aggregate exposure does not exceed the total Group risk appetite.

Sensitivity to interest rate movements is shown in Note 42 to the Accounts on page 113 to 114 which provides the year end repricing profile for the Group's financial assets and liabilities in the non-trading book, which includes lending funding and liquidity activities.

Foreign Exchange Risk

The Board has delegated authority to GALCO to set structural foreign exchange limits. GALCO has established limits for foreign exchange transaction and translation risk.

Transaction exposures arise primarily from profits generated in the overseas operations, which will be remitted back to the UK and then converted into sterling.

Translation exposures arise due to earnings that are retained within the overseas operations and reinvested within their own balance sheet.

Structural foreign exchange exposures are set out in Note 44 to the accounts on page 115.

Trading

The Group's market risk trading activities are principally conducted by HBOSTS. This Group activity is subject to a Trading Policy Statement which is approved by the Board and limits set by GALCO.

Treasury trading primarily centres around two activities: proprietary trading and trading on the back of customer flows. Both activities incur market risk, the majority being interest rate and foreign exchange rate exposure. The framework for managing the market risk in these activities requires detailed and tailored modelling techniques and is the responsibility of the Treasury Market Risk team.

The Group employs several complementary techniques to measure and control trading activities including: Value at Risk ("VaR"), sensitivity analysis, stress testing and position limits. The VaR model used forecasts the Group's exposure to market risk within an estimated level of confidence over a defined time period.

The average VaR value in 2003 was £11.9m. The calculation is based upon a confidence level of 99% with a one day holding period. The principal areas of market risk taken are interest rate (outright positioning, basis, spread and volatility risk), and foreign exchange risk. There is no material commodity or equity exposure.

The current methodology for providing an aggregated VaR for the business uses very conservative assumptions. In order to assess the effectiveness of VaR the Group uses a technique known as backtesting which compares the daily profit and loss from trading activities to the VaR estimate for that day. Daily standard deviation of trading profit and loss was £1.6m.

The Group recognises that the VaR methodology cannot guarantee the maximum loss that may be suffered in any trading period, particularly in the event of market turmoil. Therefore, stress testing is used to simulate the effect of selected adverse market movements.

The Group's trading market risk exposure for the year ended 31 December 2003 is analysed in Note 43 on page 114 of the Accounts. The regulatory capital charge for market risk trading exposures represents only 1.57% of the Group's capital base.

Derivatives

In the normal course of banking business, the Group uses a limited range of derivative instruments for both trading and non-trading purposes. The principal derivative instruments used are interest rate swaps, interest rate options, cross currency swaps, forward rate agreements, forward foreign exchange contracts and futures. The Group uses derivatives primarily as a risk management tool for hedging interest rate and foreign exchange rate risk.

The following table provides an illustration of the traditional banking services and activities which can give rise to market risk exposures and the way in which this can be managed and mitigated by using derivatives.

The Group's activity in derivatives is controlled within risk management limits set by the Board and overseen by GALCO. This framework recognises the principal risks including credit, operational, liquidity and market risk associated with derivatives. Details of derivative contracts outstanding at the year end are included in Note 39 of the Accounts on pages 109 to 110.

The Basel Capital Accord

Due to the growing complexity of the financial markets since 1988 the banking industry has responded by developing a suite of sophisticated risk management techniques. The new Basel Capital Accord (BIS II) was conceived against this background and is intended to encourage improvement in banks' ability to measure risk and to align capital requirements closely with risk management practices.

Since the publication of the first Consultative Document on BIS II, the Group has worked to ensure that its strategic programme to prepare for BIS II has complemented our own internal drive to invest in the development of market leading risk management and reporting systems.

The Group remains committed to the construction of an environment that improves the risk management practices of the industry. Whilst a delay to the publication of the final rules to mid-2004 has been announced, the Group remains committed to working towards the expected date of 1 January 2007 for the BIS II implementation.

Activity	Risk	Type of Derivative
Management of the investment of reserves and other non-interest bearing liabilities	Sensitivity to falls in interest rates	Receive fixed interest rate swaps
Fixed and capped rate mortgage lending	Sensitivity to increases in interest rates	Pay fixed interest rate swaps Purchase of interest rate caps
Fixed rate savings products	Sensitivity to falls in interest rates	Receive fixed interest rate swaps
Fixed rate funding	Sensitivity to falls in interest rates	Receive fixed interest rate swaps
Fixed rate asset investments	Sensitivity to increases in interest rates	Pay fixed interest rate swaps
Investment and funding in non-sterling currencies	Sensitivity to changes in foreign exchange rates and interest rates	Cross currency interest rate swaps Foreign exchange contracts
Investment in assets/issuance with embedded options	Sensitivity to changes in underlying rates and rate volatility	Interest rate swaps, caps and floors Matched swaps with embedded options

Five Year Summary

	2003 £m	2002[1] £m	2001[2] £m	2000 £m	1999[3] £m
Profit and Loss Account					
Net operating income [4]	**8,946**	7,546	6,507	6,244	5,666
Operating expenses [4]	**3,968**	3,609	3,331	2,858	2,531
Provisions for bad and doubtful debts	**1,025**	832	608	471	440
Profit before tax and exceptional items	**3,885**	3,062	2,515	2,925	2,719
Balance Sheet					
Total assets (excluding long-term assurance assets attributable to policyholders)	**364,599**	317,732	274,470	235,085	209,656
Total assets	**408,413**	355,030	312,071	266,143	233,891
Subordinated liabilities	**12,882**	9,127	7,923	5,985	5,140
Share capital	**1,363**	1,346	1,292	1,278	1,162
Reserves	**14,005**	12,373	10,121	9,260	8,482

	%	%	%	%	%
Performance Ratios					
Post-tax return on mean equity [4] [5]	**17.7**	15.9	15.1	19.5	19.1
Group Target post-tax return on mean equity [4] [5] [6]	**17.7**	17.5	16.8		
Cost:income ratio [7]	**41.6**	45.2	49.2	43.3	44.4
Net interest margin [8]	**1.77**	1.83	1.87	1.95	2.17

			per ordinary share		
	pence	pence	pence	pence	pence
Shareholder Information					
Dividends	**30.9**	29.4	28.0	22.4	20.2
Underlying earnings excluding exceptional items and goodwill amortisation	**68.5**	56.1	47.7	55.6	51.5

(1) 2002 numbers are restated to reflect the implementation of UITF37 "Purchases and sales of own shares" and UITF38 "Accounting for ESOP trusts". Prior years are not restated as the effect is not material.

(2) 2001 numbers are restated from those that were published in the 2001 Annual Report and Accounts to reflect the use of unsmoothed asset values for the purposes of determining the income from long-term assurance business, the implementation of FRS19 "Deferred Tax" and UITF33 "Obligations in capital instruments". Earlier years are on the previous basis.

(3) HBOS Group figures for 1999 are an aggregate of, or calculation based on, Halifax Group accounts for the year ended 31 December 1999 and Bank of Scotland Group accounts for the year ended 29 February 2000.

(4) Excluding exceptional items.

(5) From 2002 onwards, mean equity is calculated on a monthly average basis. Prior to this date, mean equity was calculated on a simple average basis. 2002 has been restated to this basis.

(6) Excluding short-term fluctuations in investment returns and changes to economic assumptions.

(7) The cost:income ratio is calculated excluding exceptional items, goodwill amortisation and after netting operating lease depreciation, amounts written off fixed asset investments and general insurance claims against operating income.

(8) The net interest margin from 2001 onwards is calculated excluding trading assets and from 2002 onwards is calculated before the deduction of average loans and advances subject to non-returnable finance. 2001 and 2002 have been restated.



SPEEDO

"Creating shareholder value, within a responsible agenda"

Phil Hodkinson
Chairman of the CR Forum

£19.6m invested in the Community

In 2003, we published our first Corporate Responsibility ("CR") Report covering our marketplace activities, environmental impact, employment practices and contribution to local communities. In that report, we made it clear that although we are very much at the start of a journey, we are committed to bringing CR to the heart of our activities across the Group.

CR Policies

An Impact Assessment of our Community Investment has been carried out by the Corporate Citizenship Company. In future we will benchmark our impact against our competitors and against recognised best practice. We have also undertaken an independent audit of our CR reporting and our external consultants, Casella Stanger, have verified the measurements we have used for submission to published indices.

We have a full set of CR policies in place which are approved and monitored by the Board and led by a Board Member, Phil Hodkinson who chairs The CR Forum, a group whose membership is drawn from every part of the business. Our Board review and approve annually our policies on Community Investment, Diversity and Environment.

As evidence of our commitment to CR we have sponsored Business in the Community's ("BITC") CR index and were one of the few financial services companies to submit themselves for assessment in the inaugural index, achieving second quintile status. Phil Hodkinson has joined the Board of BITC and of the CARES Leadership Group (which promotes a business led volunteering programme) and chairs its Business Impact Review Group. Insight Investment, HBOS's asset management business which is a leading exponent of socially responsible investment, has launched its "Global Business Principles" and has made a commitment to developing deeper understanding of CR issues.

A critical achievement this year has been agreement on an Ethics Statement which will be communicated across the whole Group in 2004 to ensure not only compliance but colleague ownership.

The Marketplace

A focus on providing value for money products is at the heart of our approach to CR. For example, our current account pays a significantly higher rate of interest than most High Street banks. As the largest savings institution in the country, HBOS is the only major bank which offers an annual savings review to customers; as a result, over £18bn of balances have been moved to better paying accounts.

HBOS is the established UK leader in social banking through our Easycash and Cardcash products. Our community banking initiatives have contributed to the financial well being of a number of communities such as Wester Hailes in Edinburgh, Mercian Housing Association in Birmingham and Paddington Development Trust in London. Halifax is the only bank partnering the Government's Savings Gateway Scheme in 5 pilot locations in England.

We have introduced a number of initiatives to ensure that our products and services are as accessible as possible by all members of the community. For example, we have produced product literature in Urdu, Punjabi, Hindi and Gujarati for branches in areas with substantial Asian populations. We are also working with the National Forum of Wheelchair User Groups and the Royal National Institute for the Blind ("RNIB") to make branches more accessible. A full audit has been undertaken covering over 1,100 premises and induction loops have been installed in over 800 locations. We also offer brochures in large print and Braille, Textphones and Typetalk and we have a network of sign language interpreters. As a leading online bank with a strong commitment to digital inclusion, over 650 of our branches are linked to our internet service through "Click and Call" units in our banking halls making HBOS the largest UK provider in the area.

Environmental Impact

We have set stretching environmental targets:

- To increase recycling of general office waste to 50% by the end of 2005.
- To achieve a 10% reduction of gas and electricity consumption by the end of 2004.
- To achieve a 6% reduction in water consumption by 2005.

We aim to lend and invest responsibly and have produced a lenders guide to environmental risk management for use by our managers.

Our environmental responsibilities extend to our customers too and as the biggest mortgage lender in the UK, the impact of flood risk on our customers is immensely important. We are currently the only lender to offer full insurance cover to our customers and this year we announced that our Flood Risk Policy would continue for at least another 5 years, providing a flood risk guarantee for 1.8m customers. In May 2003, we conducted a survey of our suppliers with a view to setting up supplier forums to share best practice in environmental management. HBOS has also launched a new programme to address waste minimisation and recycling in the branch network.


2003 Bank of Scotland Children's International Theatre Festival
BANK OF SCOTLAND children's festival
BANK OF SCOTLAND children's


Flood Risk insurance cover provided for 1.8m customers

The Workplace

We believe that our total reward package, which enables colleagues to select the benefits which best suit their circumstances, is both comprehensive and competitive. We focus particularly on share ownership through Sharesave, Sharekicker and Share Option Schemes which produces alignment of interest between Board, shareholders and employees. We have developed family friendly policies such as flexible work patterns, and are committed to diversity and equal opportunities. Our progress over the years has been recognised by The Chartered Institute of Personnel and Development ("CIPD"), BITC, Queen Elizabeth Foundation, Opportunity Now, Personnel Today and the British Diversity Awards. We benchmark our performance on diversity in the workplace both internally and externally using the Race for Opportunity and Opportunity Now indices. We are Gold Standard performers in both.

Our commitment to diversity has helped us to improve the profile of our workforce but we are committed to increasing the numbers of women in senior management.

HBOS encourages volunteering, charitable giving and fundraising by colleagues. In 2003 the Board agreed to give colleagues up to one day's leave for volunteering and hosted an awards ceremony to recognise colleagues who had made exceptional efforts in these areas or had made distinctive contributions to Diversity or Environmental best practice. We aim to encourage more colleagues to volunteer and have set a target for 2004 of 3,000 volunteers.

Internal Communication is a key ingredient in achieving success in colleague motivation and in stimulating a positive attitude in the workplace. HBOS has one of the largest Business TV networks in Europe, extended in 2003 to Bank of Scotland branches at a cost of £1.3m. In addition to regular TV programmes covering performance information, sales targets and live interviews with the Chief Executive, colleagues also receive electronic Newsletters and have access to employment data on "Groupnet" an intranet which also carries news bulletins and items of general interest to colleagues.

Community

HBOS invested £19.6m in the community in 2003.

The HBOS Foundation, which was launched as an independent charity at the AGM in 2002 to lead our community investment activities, has made substantial donations to Money Advice Trust, Groundwork Trust, RNIB, National Deaf Children's Society ("NDCS"), National Care Homes ("NCH"), National Debtline and Centrepoint. A separate portion of the annual budget of £4m was distributed locally to smaller projects selected by the businesses. Over 400 charitable projects were supported in this way in 2003.

The Foundation concentrates on two themes: improving financial literacy and developing local communities. A new departure for HBOS last year was the selection of a Charity of the Year. By a telephone poll following a live TV broadcast, over 14,600 HBOS colleagues voted for Macmillan Cancer Relief, National ChildLine and Alzheimers (with Macmillan recording most votes). The Foundation challenged colleagues to raise £500,000 for Macmillan which they agreed to match £ for £. The £1m target was reached in September and by the year-end over £1.5m was raised, with the "excess" being shared with the other two shortlisted charities.

The £1m Challenge also provided the focus for many fundraising and volunteering events across the country. Over 1,300 colleagues participated in "It's a Knockout" events held in Halifax, Edinburgh and Bristol and over £164,000 was raised from our on-line auction and a holiday raffle.

Bank of Scotland delivered an outstanding sponsorship programme in 2003 with over £4m being invested in Sport and in the Arts. Alongside high profile projects such as the Premierleague and the Ring Cycle at the Edinburgh International Festival we supported many projects targeted at deprived areas, socially excluded children and the disabled.

For example, we launched the Bank of Scotland Midnight League – to encourage youngsters to participate in a football tournament at night. Partnering the Police and the Premierleague Clubs this project has been successfully piloted in Scotland and plans are now under way to roll this initiative out in England. During 2003, 20,000 young people took part in sporting events made possible by our sponsorship. Of these, 60% came from Social Inclusion Partnership areas. During 2004, we aim to increase the social inclusion benefits of our sponsorship investment and to increase the number of children from deprived areas to 65% of those involved.

Future plans

HBOS believes that CR is not something that can be pursued separately from our business goals. It is an integral part of the way we do business. We are committed to developing further the Group's policies on social environmental and ethical risk. We are also committed to measuring and reporting our performance in these fields, in accordance with the Association of British Insurers' guidelines on disclosure of information to the public and to investors through the Annual Report.


Macmillan
cancer relief
Colleagues from HBOS plc offices across the UK celebrate raising more than £1m in just 12 months for Macmillan Cancer Relief.


£1.38m raised in 2003 helps fund nine new Macmillan nurses

"Our public support for the new Higgs regime has been followed by early adoption of the new code"

Dennis Stevenson
Chairman



In our 2002 Annual Report and Accounts we welcomed the reviews of Corporate Governance conducted by Sir Derek Higgs and Sir Robert Smith, together with their proposals for a revised Combined Code.

After a period of further public consultation, the Financial Reporting Council published the new Combined Code in July 2003, and this has now been annexed to the Listing Rules by the Financial Services Authority.

Consistent with our promise to embrace both the letter and spirit of the new Code, we are taking the opportunity in this Report of measuring ourselves – and reporting to shareholders – against the requirements of the new Code, even though they apply only in respect of accounting years beginning on or after 1 November 2003.

As still required to do, we are also reporting on compliance with the principles and provisions of the original Combined Code.

The Board


Group Management Board


Audit Committee


Remuneration Committee


Retail Risk Control Committee

Group Management Board
Left to right: Phil Hodkinson, Andy Hornby, Colin Matthew, James Crosby, Mike Ellis, George Mitchell, Ian Kerr.

Audit Committee
Left to right: Louis Sherwood, Sir Bob Reid, Anthony Hobson, John Maclean.

Remuneration Committee
Left to right: Brian Ivory, Sir Ronald Garrick, Coline McConville, Philip Yea.

Retail Risk Control Committee
Left to right: John Maclean, Charles Dunstone.

Biographies

Chairman

Dennis Stevenson
Age 58. After being appointed a Director and Chairman of Halifax in 1999 Dennis became Chairman of HBOS plc, following the merger of Bank of Scotland and Halifax, in September 2001. He is also Chairman of Pearson plc and a Non-executive Director of Manpower Inc, Chairman of the House of Lords Appointments Commission and Chancellor of the London Institute.

Chief Executive

James Crosby
Age 47. An actuary, James spent 17 years in fund management and life assurance before joining Halifax in 1994. Appointed Chief Executive in 1999 he assumed the same role in HBOS plc on its formation in 2001. James is also a Non-executive Director of ITV plc and the Financial Services Authority.

Executive Directors

Mike Ellis
Age 52. After holding several appointments in the local government sector, Mike joined Halifax in 1987 as Treasurer. In 1996, he became Banking and Savings Director and in January 1999, became Retail Financial Services Director. In 1999, Mike was appointed Chief Operating Officer of Halifax and became Group Finance Director of HBOS plc in September 2001.

Phil Hodkinson
Age 45. After a career in the life assurance industry with Allied Dunbar, Eagle Star and Zurich Financial Services, Phil was appointed Chief Executive of the Insurance & Investment Division of HBOS plc in September 2001. He is Chairperson of the HBOS Foundation, a director of Business in the Community and a Fellow of the Institute of Actuaries.

Andy Hornby
Age 37. After carrying out various roles at the Boston Consulting Group, Blue Circle and ASDA, Andy joined the Board of Halifax in 1999 and became Chief Executive of the Retail Division of HBOS plc in September 2001. Andy is also a Non-executive Director of GUS plc.

Colin Matthew
Age 53. Colin joined Bank of Scotland in 1966. Colin is a Fellow of the Institute of Bankers in Scotland. In 1991 he was appointed Divisional General Manager, UK Banking-England and in 1994 he became General Manager with responsibility for Bank of Scotland Treasury Services plc. In 1999, Colin was appointed Chief Executive of Business Banking and assumed the same role in HBOS plc on its formation. With effect from January 2004 he became Chief Executive of the Strategy and International Operations Division.

George Mitchell
Age 53. George joined Bank of Scotland in 1966 and became an Associate of the Institute of Bankers in Scotland in 1971 and a Fellow in 1993. In 1994 George was appointed General Manager with responsibility for the Bank's Centrebank Division. In 2000 he became a Director of Bank of Scotland and then Treasurer and Managing Director of Bank of Scotland in 2001 and Governor in 2003. In September 2001 George became Chief Executive of the Corporate Division of HBOS plc which, with effect from January 2004, incorporates the Group's Treasury operations.

Non-executive Directors

Charles Dunstone
Age 39. Charles is Chief Executive Officer of The Carphone Warehouse Group PLC which he founded in 1989. He was appointed as a Non-executive Director of Halifax in 2000.

Deputy Chairman, Sir Ronald Garrick
Age 63. Sir Ron has held the positions of Chief Executive and Chairman of the Weir Group PLC. He was also Deputy Chairman of Scottish Enterprise and is a former Director of Shell UK and Scottish Power plc. He joined the Board of Bank of Scotland in March 2000. In January 2003, he became Deputy Chairman of HBOS plc.

Anthony Hobson
Age 56. Anthony is Deputy Chairman of Northern Foods plc and a Non-executive Director of Glas Cymru Cyfyngedig, Jardine Lloyd Thompson Group plc and Liberata plc. He was Group Finance Director of Legal & General Group for 14 years, retiring in 2001. He was also the Senior Independent Director of Thames Water plc. Anthony joined the Board of Halifax in 2001. He is also Chairman of the Audit Committee.

Brian Ivory
Age 54. Brian is Chairman of The Scottish American Investment Company PLC, a Director of Remy Cointreau S.A. and Chairman of the National Galleries of Scotland. He was previously Chairman of Highland Distillers plc and Macallan-Glenlivet plc. Brian joined the Board of Bank of Scotland in 1998. He is Chairman of the Remuneration Committee.

John Maclean
Age 60. John is a Non-executive Director of Scottish Value Trust PLC and Chairman of their Audit Committee. He is also a Non-executive Director of a number of unlisted companies. He was a Founder and Director of Kelvin Shipholdings Limited. John joined the Board of Bank of Scotland in 1995. John is also a Member of Court and Chairman of the Audit Committee of Glasgow Caledonian University.

Coline McConville
Age 39. Coline is the Chief Executive Officer, Europe of Clear Channel International Limited. She was previously with McKinsey & Co. Limited Management Consultants and The L E K Partnership. Coline joined the Board of Halifax in 2000.

Kathleen (Kate) Nealon
Age 50. Until the end of last year, Kate was Group Head of Legal and Compliance for Standard Chartered Plc. She joined Standard Chartered in 1992. Kate is a US qualified lawyer who prior to joining Standard Chartered practised international banking law in New York for many years, most recently as a partner at the California based firm of Morrison and Foerster. She has spoken and written extensively on Corporate Governance and Business Ethics. Kate was appointed a Non-executive Director of HBOS plc with effect from 23 March 2004.

Sir Bob Reid
Age 69. Sir Bob was formerly Chairman and Chief Executive of Shell UK Limited and Chairman of British Railways Board. He is Non-executive Chairman of the International Petroleum Exchange of London and Avis Europe plc. He is a Non-executive Director of Sun Life Financial Inc., Intercontinental Exchange Inc., Siemens Holdings plc, The Merchants Trust plc and Chancellor of Robert Gordon University. Sir Bob joined the Board of Bank of Scotland in 1987.

David Shearer
Age 44. Until 31 December 2003, David was Senior Partner of Deloitte & Touche in Scotland and Northern Ireland, and until September 2003, a UK Board member. David was previously Director of Global Corporate Finance for Deloitte Touche Tohmatsu. He is a Chartered Accountant and currently a member of the advisory panel to Martin Currie in respect of its developing Private Equity business. David was appointed a Non-executive Director of HBOS plc with effect from 23 March 2004.

Louis Sherwood
Age 62. Louis was formerly Chairman and Chief Executive of Gateway Foodmarkets, Chairman of HTV Group plc and Chairman of Govett European Technology and Income Trust PLC. He is a Non-executive Director of ROK Property Solutions plc and Wessex Water Services Limited. He joined the Board of Halifax in 1997.

Philip Yea
Age 49. Philip was previously Finance Director of Guinness plc and, following the merger with Grand Metropolitan to form Diageo, he was Group Finance Director until 1999. He then joined Investcorp the international investment group. He is also a Non-executive Director of Manchester United PLC. Philip joined the Board of Halifax in 1999.

Corporate Governance Report

1. The Combined Code on Corporate Governance

In the Company's Annual Report and Accounts 2002 we welcomed the review of best practice in the boardroom conducted by Sir Derek Higgs and Sir Robert Smith and, in particular, the guiding principle of "comply or explain" that was stressed in Sir Derek Higgs' report, and which is now enshrined in the Preamble to the new Combined Code on Corporate Governance (the "new Code"). This Corporate Governance Report explains key features of the Company's governance structure, how it applies the principles in the new Code, and the extent to which the Company has complied with the "provisions" – or requirements – of the new Code.

Each of the provisions set out in the new Code has been reviewed. Where necessary, steps have been taken to ensure that the Company is in compliance with all of those provisions as at the date of this Report, save that:

- an "explanation" is provided below in respect of the Board's view of the continuing independence of Sir Bob Reid, who first joined the Board of Bank of Scotland in 1987.
- the Company has a comprehensive programme of meetings and dialogue with institutional investors and ensures that the views of investors expressed through this dialogue, and through the Annual Audit of Investor Opinion (referred to in more detail on page 53) are communicated to the Board as a whole, so that all directors can develop a balanced understanding of the issues and concerns of major shareholders. Feedback from a number of shareholders also suggests that the current arrangements for communication between the Company and its shareholders are considered to be satisfactory and effective, and that regular or routine meetings between shareholders and the Senior Independent Director are not considered necessary.

  Accordingly the Senior Independent Director did not attend meetings with major shareholders in 2003, as suggested by new Code Provision D.1.1. Nevertheless the Senior Independent Director is always available to meet shareholders on request and to ensure that the Board is aware of shareholder concerns not resolved through the existing mechanisms for investor communication.

The Company has complied with all provisions of the original Combined Code throughout 2003.

2. Directors

Brief biographical details of current Directors are set out on pages 50 and 51. Gordon McQueen retired as a Director on 31 December 2003. Sir Bob Reid and Louis Sherwood will retire at the conclusion of the Company's Annual General Meeting on 27 April 2004 (the "2004 AGM") and will not seek re-election by shareholders. Kathleen (Kate) Nealon and David Shearer have been appointed Directors of the Company with effect from 23 March 2004 and, in accordance with the Company's Articles of Association, will present themselves for election by shareholders at the 2004 AGM.

The roles of Chairman and Chief Executive are separate and there is a clear, written division of responsibilities between those roles. There is also a Non-executive Deputy Chairman (Sir Ron Garrick) whose role is also separately defined. In addition to the Chairman and prior to the retirement of Gordon McQueen, the Board comprised seven Executive Directors and nine Non-executive Directors. All of the Non-executive Directors are considered to be independent, including Sir Bob Reid, who joined the Board of Bank of Scotland in 1987. The Board is satisfied that Sir Bob remains fully independent in character and judgement, and his extensive business experience and expertise is a valuable addition to the Board's mix of skills. During 2003, Sir Bob's extensive knowledge and experience of the Australian market provided significant challenge and value in relation to the acquisition of the minority interest in BankWest. As referred to above, Sir Bob will stand down from the Board at the 2004 AGM, and will not seek re-election by shareholders. Following Sir Bob's retirement, Sir Ron Garrick, the Company's Non-executive Deputy Chairman, will undertake the role of Senior Independent Director.

In accordance with the Company's Articles of Association, which provide for all Directors to stand for re-election at intervals of no more than three years, James Crosby, Phil Hodkinson and Brian Ivory will retire by rotation, and will each seek re-election by shareholders, at the 2004 AGM. The Chairman is pleased to confirm that, following formal performance evaluation, Brian Ivory's performance continues to be effective, and he continues to demonstrate commitment to the role of Non-executive Director (including in respect of his Chairmanship of the Remuneration Committee, and his membership of other boards and committees).

On appointment to the Board, Directors are provided with a full, formal and tailored programme of induction, to familiarise them with the Group's businesses; the risks and strategic challenges they face; and the economic, competition, legal and regulatory environments in which they operate. A programme of strategic and other reviews, together with other training provided during the year, ensures that Directors continually update their skills; their knowledge and familiarity with the Group's businesses; and their awareness of sector, risk, regulatory, legal, financial and other developments; to enable them to fulfil effectively their role on the Board and committees of the Board.

Particulars of Directors' remuneration and interests in shares of the Company are given in the Report of the Board in relation to Remuneration Policy and Practice (the "Directors' Remuneration Report") on pages 55 to 72.

3. The Board

The Board meets regularly to determine the strategic direction of the Group and to review operating, financial and risk performance. There is a formal schedule of matters reserved to the Board which includes approval of the Group's annual Business Plan, that defines the operating and strategic objectives of the Group and the risk framework within which the Group will operate; Group policies and standards on financial and non-financial risks; significant transactions, above defined limits, or entering into significant new business activities; and the scope of delegations to Board Committees, subsidiary boards and executive management of the Group. The executive management of the Group is responsible to the Board for developing strategy; the profitability and overall performance of the Group; and for managing the Group's businesses in accordance with the Group Business Plan, and policies and standards approved by the Board. Details of the full list of matters reserved to the Board can be found on the Company's website.

The Board has overall responsibility for the Group's system of internal control and annually reviews its effectiveness, including a review of financial, operational, compliance and risk management controls. The implementation and maintenance of the risk management and internal control systems are the responsibility of the Executive Directors and other senior management. The system is designed to manage the risk of failure to achieve business objectives, and provide reasonable assurance against material misstatement or loss.

The Group Management Board is the senior executive team of the Group and has mechanisms for monitoring the risk management practices approved and adopted by individual business areas. Information about these mechanisms and the Group's compliance with "Internal Control: Guidance for Directors on the Combined Code" (the "Turnbull Guidance") is set out in the Financial Review and Risk Management Report on pages 35 to 44.

In addition to two formal meetings of the Board held to authorise release of the Company's preliminary and interim results, following consideration by the Audit Committee and the full Board, which are discounted for this purpose, there were ten Board meetings during 2003 at which all Directors were present with the exception of Charles Dunstone (apologies given for three meetings), John Maclean (one), Coline McConville (one), Gordon McQueen (one) and Louis Sherwood (one).

During the year the Chairman led the formal evaluation of the Board and its principal Committees, and of the performance and commitment of each individual Director, through a process that included detailed questionnaires, in-depth one-to-one discussions with the Chairman, and debate at the Board. Sir Bob Reid, as Senior Independent Director, led the Non-executive Directors in evaluating the performance of the Chairman (taking into account the views of Executive Directors), including at a meeting of Non-executive Directors held during the year where the Chairman was not present.

4. Committees of the Board

The terms of reference of the principal Committees of the Board – Audit, Remuneration and Nomination – are available on the Company's website. Those terms of reference are reviewed at least annually. The work carried out by the Audit and Nomination Committees in discharging their responsibilities is summarised below. The work carried out by the Remuneration Committee is described within the Directors' Remuneration Report on pages 55 to 72.

Audit Committee

Anthony Hobson (Chairman)
John Maclean
Sir Bob Reid (appointed 10 June 2003)
Louis Sherwood

This Committee consists entirely of Non-executive Directors, and is chaired by Anthony Hobson who has significant recent and relevant financial experience. It is supported by Risk Control Committees for each division, comprising Non-executive and Executive Directors. The Terms of Reference of the Committee include all matters indicated by the original and the new Combined Code.

During 2003 the Committee met seven times with all members present with the exception of John Maclean (apologies for one meeting). It meets with Executive Directors and management, as well as privately with both the external and internal auditors, to:

- review and advise the Board on the Group's interim and annual financial statements, its accounting policies and on the control of its financial and business risks; review the nature and scope of the work to be performed by the external and internal auditors, the results of this audit work and of the response of management;
- review the activities, resources, organisational structure and operational effectiveness of the internal audit function;
- review the effectiveness of the Group's system of internal control (including financial, operational, compliance and risk management), as well as the appropriateness of "whistleblowing" procedures;
- make recommendations on the appointment and remuneration of the external auditors and to monitor the performance of the auditors; and
- review the non-audit services provided to the Group by the external auditors and monitor the independence of the auditors.

Both the Board and the external auditors have safeguards in place to prevent the compromise of the auditors' independence and objectivity. Each year the Audit Committee establishes a limit on the fees that can be paid to the external auditors in respect of advisory and consultancy work. The external auditors also report regularly to the Committee on the actions that they have taken to comply with professional and regulatory requirements and current best practice in order to maintain their independence. This includes the rotation of key members of the audit team.

The Committee reviews the auditors' independence annually. During 2003, the Committee commissioned a report into the effectiveness and independence of the external auditors. The results of this review were satisfactory. An audit tender process will be undertaken at least every five years, commencing in 2005.

Nomination Committee

Sir Ronald Garrick (Chairman)
Dennis Stevenson
James Crosby
Brian Ivory
Sir Bob Reid
Philip Yea (appointed 5 April 2003)
Coline McConville (appointed 5 April 2003)

The Committee has met on three occasions during the past twelve months with all members present. The Committee leads the process for making appointments to the Board; ensures that there is a formal, rigorous and transparent procedure for the appointment of new directors to the Board; reviews the composition of the Board through a full evaluation of the skills, knowledge and experience of directors; and ensures plans are in place for orderly succession for appointments to the Board, and to other senior executive management positions. With assistance from external search and recruitment consultants, the Committee maintains a standing list of potential candidates for appointment as Non-executive Directors of the Company, and ensures that list is updated and refreshed. In relation to the appointment of David Shearer and Kate Nealon, two firms of external search consultants were used; a short list was created and followed by a series of interviews with the Chairman and other members of the Committee, including Dennis Stevenson and James Crosby, prior to recommendations being submitted to the Board.

5. Relations with Shareholders

The Company co-ordinates its communications with shareholders, through two channels. The Investor Relations team manages communications with institutional shareholders through a combination of briefings to analysts and institutional shareholders, both at the interim and year end results, site visits and individual discussions with Board Members and key members of the management team. There is regular dialogue to help to ensure that the Company's strategy is understood and that any issues are addressed in a constructive way. The Shareholder Services team oversees communication with private shareholders.

There is also an Annual Audit of Investor Opinion, undertaken on behalf of the Board, which takes the form of structured interviews with individual investors through an independent external adviser. The 2003 report gathered opinion on strategy, operational performance, corporate governance and management capability from investors in the UK, Europe and North America. The non-attributable opinions give the Board direct access to investor feedback. The Annual Audit complements the monthly market view on investor sentiment and opinion, which is a standard part of the monthly Board management information.

Each year shareholders receive the Annual Review and Summary Financial Statement or, at the choice of the shareholder, the Annual Report and Accounts. The Company takes the Annual General Meeting around the UK allowing more shareholders the opportunity to attend, hear about and question the Group's performance and the Directors' stewardship in an open manner. The Chairmen of the Audit, Remuneration and Nomination Committees attend the meeting along with other Directors and are available to answer shareholders' questions on the activities of their own Committees.

During the year shareholders can receive up-to-date information through the Company's website, www.HBOSplc.com. This provides share price information, financial results, analyst presentations and answers to frequently asked questions. A telephone helpline is available on 0870 702 0102 providing a contact point for shareholders on issues such as dividends and announcements.

Directors' Accounting Responsibilities

The following statement, which should be read in conjunction with the Independent Auditors' Report on page 74, enables shareholders to distinguish the respective responsibilities of the Directors and the Auditors in relation to the accounts.

Company law requires the Directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss for that period. In preparing those accounts, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts; and
- prepare the accounts on the going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the accounts comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Letter from the Chairman of the Remuneration Committee

Dear Shareholder

This is the second year for which we will be seeking approval for the HBOS Remuneration Committee Report from shareholders at our Annual General Meeting.

Following the first such report and the advisory vote at our AGM in April 2003, the Committee received valuable input from stakeholders on our remuneration policy and practice and on the way in which we communicate with shareholders in this area. In addition, we have met with over 20 of our major shareholders in late 2003 and early 2004, specifically to discuss remuneration issues. These shareholders, collectively, represent about one third of the HBOS equity. These meetings have assisted us in addressing a number of issues on reward policy and practice and sought to improve the clarity of our report.

The disclosure regulations mean that the focus of this report is on Directors and, to a lesser extent, their most senior colleagues. In reality, the Committee's focus extends to all our 67,500 colleagues in the HBOS Group: we believe that it is important to have consistent remuneration principles across the Group regardless of business area and seniority.

More specifically:

- our salaries are managed around median levels in the financial services sector;
- our annual incentives have performance targets consistent with those in our operating plan; are generally team based; and focus on issues for which each team has prime accountability. Annual incentives are a material part of reward – and all colleagues know that there is a distinct possibility of zero payments as well as possibilities of high rewards where targets are significantly exceeded;
- our longer-term incentives allow most of our colleagues to enjoy a "share in success" of HBOS; and for our most senior colleagues, the long-term arrangements are strongly driven by the Group's relative performance against key comparator companies. Rewards are only paid if the Group's performance is better than the average of the key comparator companies;
- wherever possible, our annual and longer-term incentives are denominated in shares rather than in cash – so that our colleagues are also our shareholders. The Committee has also set out clear requirements for all Directors to own shares in the Group;
- our benefits offering is positioned at the market median and gives colleagues as much flexibility over their choice of benefits as possible; and we have an extensive colleague product offering – so that our colleagues are also our customers.

This reward philosophy has applied in HBOS since inception, did not change during 2003 and will continue to apply in 2004 and beyond.

However, at a more detailed level, it is clear that some aspects of our reward policy in 2002 for our most senior colleagues (broadly the 45 colleagues whose salary levels generally exceed £175,000, including all our Executive Directors) did not align in some respects with shareholders' expectations and so we have made a number of changes, or clarified our existing practice for 2004, as a result of the feedback we received. More detail is contained within the full report, where necessary, but the key features are:

- we have removed the option to re-test performance under long-term share incentive plans starting in 2004 and beyond;
- we have clarified the role of the Chairman who was independent of the organisation at the time of appointment but plays a key role in influencing the strategic direction of the Group. It therefore remains entirely appropriate that his reward structure includes a long-term incentive plan equivalent to that applying to the Executive Directors;
- we have made it clear that share options will not be granted at the most senior levels during 2004 and, if they are granted in future years, they will be subject to appropriate performance conditions. Sharesave will still be available at these levels;
- we have restructured the annual incentive scheme for our most senior colleagues so that it is denominated in shares which are subject to a three-year deferral, with a significant discount in the value of this reward element applying to those who wish to take immediate cash instead of shares;
- we have confirmed our requirement for our most senior colleagues to hold shares in the Group to a value of one year's salary/ fee; and
- we have specified how the Committee would deal with interests under our various share schemes in the event of a change in control where, other than in exceptional circumstances, the Committee would take account of performance delivered up to the time of the change in control in determining the amount, if any, of the value of existing interests to be released.

A number of new issues were also addressed by the Committee during 2003. More detail is contained within the full report. Shareholder interests are central to our decision making process on reward, and we believe that it is important to explain any key changes in our remuneration arrangements. In 2003 there were three such changes:

- firstly, salary increases for Executive Directors. We have implemented salary increases for all the Executive Directors, two such increases being significant (for the Group Chief Executive and the Chief Executive of our Retail Division), and for two reasons. First, reports commissioned from a number of advisors confirmed our internal assessment that these salaries generally, and two particularly, had fallen well below the medians of other comparable financial services companies. Our second, and more important, reason for making these increases is to ensure that salaries for our top team are consistent with our stated policy, given the great deal that has been achieved over the last two to three years. The Committee had chosen, both at the time of merger and in 2002, not to make significant salary increases simply because the Group was substantially larger than either of its predecessors, but to defer such increases until it could be clearly displayed to shareholders that the merger was working;
- secondly, a special retention incentive. To counter specific attempts by others to employ the Chief Executive of our Retail Division and, in particular, a very attractive approach for him to become Group Chief Executive of a major FTSE company, we have implemented a

performance related retention package. The package is designed to retain his services until at least 2008 with significant rewards, contingent on growing profitability of the Retail Division by at least 60% over the three-year period to December 2004; and

- thirdly, severance arrangements. We have clarified terms on employer instigated severance in relation to mitigation and staged payments, so that it is very clear as to how we would deal with termination, particularly in circumstances of inadequate performance where naturally there are no rewards for failure.

In the full report which follows, we have provided transparent and extensive technical details, as we did last year.

We welcome questions and feedback from all shareholders on both the report content and the report transparency.

We believe our reward policy is right for our colleagues and right for our shareholders – and we encourage all shareholders to support the resolution.

Brian Ivory
Chairman
Remuneration Committee
24 February 2004

1. What this report covers

This report to shareholders:

- sets out our remuneration policy;
- explains the policy under which our Chairman, our Executive Directors, the next most senior group of colleagues and our Non-executive Directors were remunerated for the year ended 31 December 2003; and
- sets out tables of information showing details of the salary, incentive, share and pension interests of all the Directors for the year ended 31 December 2003.

2. Compliance with regulations

This report has been approved by the Board. A resolution will be put to shareholders at the Annual General Meeting inviting them to consider and approve this report, as required by the Directors' Remuneration Report Regulations 2002 (the "Regulations") as now incorporated in the Companies Act 1985.

The report complies with the requirements of the Regulations.

As required by the Regulations, section 13 of this report has been audited by KPMG Audit Plc, with the exception of section 13.3.1 (Shares), Note 8 to Table 6 within section 13.3.3 (TSR performance), section 13.3.6 (Interest in Shares under Trusts) and section 13.3.8 (Statutory Performance Graph), which do not fall to be audited.

3. Role of the Remuneration Committee

The Remuneration Committee is a committee of the Board. Your Board believes that a properly constituted and effective Remuneration Committee is key to ensuring that Executive Directors' and other colleagues' remuneration is aligned to shareholders' interests and that it motivates Executive Directors and other colleagues to enhance the absolute performance and the relative competitiveness of the Group. The Committee's terms of reference are summarised in Appendix 1.

4. Membership of the Remuneration Committee

The members of the Committee during 2003 were all independent Non-executive Directors, as shown below:

Brian Ivory (Chairman)
Sir Ronald Garrick
Coline McConville
Philip Yea

At the invitation of the Chairman, the Group's Chairman and the Chief Executive attend Committee meetings to provide background and context on matters relating to the remuneration of the other Executive Directors and other colleagues in the Group, but do not attend when their own remuneration is discussed. No Director is involved in determining his or her own remuneration or contractual terms.

During 2003, the Committee met on seven occasions and the attendance of Committee members is as shown below:

Brian Ivory (Chairman) – 7 meetings
Sir Ronald Garrick – 7 meetings
Coline McConville – 6 meetings
Philip Yea – 7 meetings

5. Advisors to the Remuneration Committee

During 2003 the Head of Group Reward & Recognition acted as Secretary to the Committee and provided advice to it, as did the Company Secretary. The Committee also sought independent external advice on remuneration matters. The Committee does not retain advisors but uses organisations best suited to undertake specific projects from time to time. During 2003, the Committee took advice, directly or indirectly, from:

- Watson Wyatt, in relation to pension issues; this organisation also advises the Group and the trustees of various Group pension plans on a range of pension issues;
- Hay Group Management and Towers Perrin, in relation to reward issues; these organisations also advise the Group on a range of reward issues;
- New Bridge Street Consultants, in relation to various policy issues and in relation to the preparation of this report; this organisation also provides independent performance measurement results for grants under the long-term incentive plan which applies to most senior colleagues;
- Linklaters, in relation to various policy issues and in relation to the preparation of this report; this organisation also provides legal advice to the Group in relation to remuneration and other issues.

In addition, during 2003, the Committee asked New Bridge Street Consultants to undertake a wholly independent review of reward practice in comparison with reward policy, in relation to Executive Directors. The consultants confirmed that, taken overall, the reward practice position was a wholly appropriate one.

6. Compliance with the Combined Code

Full details of the Group's approach to Corporate Governance, including compliance with original and revised versions of the Combined Code, are included in the Corporate Governance Report on page 52.

The Board has followed and complied with both the original and the revised versions of the Combined Code as well as the Regulations in preparing this Report and in designing performance-related incentive plans for senior colleagues.

7. Service contracts
The arrangements relating to the provision of the services of the Chairman are covered by a contract which extends to June 2005. If the contract is terminated by the Group prior to the expiry of the term, compensation up to the equivalent of one year's fees may be payable.

All the Executive Directors have rolling service contracts which can be terminated by the Group on one year's notice and by the Director on six months' notice. If any contract is terminated prior to the expiry of the term, contractual compensation up to the equivalent of one year's basic salary may be payable. There is no contractual compensation entitlement for any of the Directors beyond this. Executive Directors are expected to make reasonable efforts to mitigate for loss arising from early termination of their contracts.

It is the Committee's policy to design service contracts for any newly recruited Executive Directors in a comparable form to the contracts of existing Executive Directors.

Non-executive Directors are appointed for an initial term of three years with an expectation that in most cases, and subject to satisfactory performance, they will be invited to serve a second three-year term. In exceptional circumstances, where the Board is satisfied that it is in the interests of the Group and its shareholders, a Non-executive Director may be asked to serve a third three-year term.

8. External appointments
The Group recognises that Executive Directors may be invited to become Non-executive Directors of other companies and that such appointments can broaden their knowledge and experience, to the benefit of the Group. Provided that it does not impact materially on their executive duties, Executive Directors are generally encouraged to accept one such appointment. They may retain any resulting fee. Only in exceptional circumstances will two such appointments be permitted.

9. Share ownership
The Group believes that share ownership by colleagues throughout the Group enhances their alignment with shareholders' interests. Therefore colleagues in the Group are able to acquire shares as a result of:

- the Sharesave plan;
- short-term incentive plans. All colleagues can opt to take the whole or part of their annual incentive in shares rather than in cash, with those who take their annual incentive in shares, retain them for three years and remain with the Group receiving a 50% enhancement of their shareholding;
- long-term incentive plans. Share grants of varying percentages of salaries were made to the 150 most senior colleagues effective from the start of 2003. Share options equivalent to 20% of salary were made to all Group colleagues, other than the 45 most senior colleagues, early in 2003; and
- personal purchase using the Group's sharedealing facility or by other means.

These arrangements assist the vast majority of colleagues throughout the Group to acquire shares. They form a key element in the Group's commitment to creating a competitive, flexible and performance-oriented reward structure.

The Group expects all of its Directors (including the Chairman and the Non-executive Directors), together with other senior colleagues, to acquire and retain significant numbers of shares relative to base salaries or fees. In the case of the Directors the value of the shareholding is expected to be at least 100% of base salary or base fee within three years of appointment or by 1 January 2006 whichever is the later.

10. Remuneration policy for Executive Directors and other senior colleagues
To deliver its objective of creating real increases in shareholder value relative to the finance sector, the Group needs to attract and retain the most capable and committed people and create the right employment conditions and reward opportunities for them.

The remuneration policy for Executive Directors and their most senior colleagues is aligned with this objective. Accordingly, the focus of remuneration policy is not primarily on salary but is on incentive plans that are closely aligned with the delivery of both operating plans and increases in shareholder value.

Therefore, for 2004, as was the case for both 2002 and 2003:

- salary policy is set at around market median for the financial services sector;
- short-term incentive plans are based on the delivery of annual operating plans; and
- long-term incentive plans are focused on share grants. Participants do not receive any of these shares unless the Group's relative total shareholder return is above that of the finance sector as measured using the weighted average total shareholder return of a comparator group of companies. This long-term plan is highly geared so that average performance generates no reward but outstanding performance generates relatively high levels of reward.

There are no plans, at present, to make any changes to this remuneration policy in 2005 and beyond. We have, however, committed to review our long-term incentive plans in 2005.

In broad terms, for every £100 of target reward for Executive Directors, about £52 is guaranteed and £48 is performance contingent. Sustained exceptional performance can result in a further £59 of reward. Of the performance element of reward, between 20% and 30% is based solely on annual performance with the rest based on triennial performance or retention.

For remuneration purposes, roles in HBOS fall into one of nine Levels, 1-8 and the Executive Directors. This report covers Directors and other senior colleagues who fall into Level 8, about 45 colleagues in all. Appendix 2 gives broad details of remuneration arrangements for those in Levels 1-7.

10.1. Salary

Salary benchmarks are reviewed annually, taking account of information from independent sources on salary rates for comparable jobs in the finance industry and in other selected major public companies. Actual salaries are normally reviewed annually but can be reviewed at any time. There is no automatic annual salary increase.

The benchmarking process is both extensive and rigorous. It is designed to ensure that the median salary policy adopted by the Committee demonstrably applies in practice.

Current base salaries of the Executive Directors after the most recent review with effect from May 2003 (February 2003 in respect of Andy Hornby) are:

James Crosby £775,000, Mike Ellis £540,000, Phil Hodkinson £400,000, Andy Hornby £575,000, Colin Matthew £390,000, George Mitchell £540,000.

At the date of his retirement on 31 December 2003, and from May 2003, Gordon McQueen's base salary was £410,000.

10.2. Incentive Plans

The purpose of the incentive plans is to provide a direct link between each individual's remuneration and his or her performance, that of the business he or she works in and that of the Group, both annually and over the longer term.

All Executive Directors and a substantial majority of other senior colleagues participate in incentive plans which are Group-wide. Performance targets and levels of participation differ in order to align overall individual remuneration with the Group's policy objectives outlined earlier. Different, market-appropriate, arrangements exist for a small number of senior colleagues within the Group.

Payment of incentives, for Executive Directors and certain other individuals, is subject to the approval of the Committee. Except in certain circumstances in respect of initial periods of employment, no Executive Director has a contractual right to an incentive.

Incentive arrangements to apply during 2004 are set out below.

10.3. Short-term incentive plans

The levels of incentive payments are dependent on the extent to which participants achieve their operating plan objectives. In 2004, for Executive Directors, payment of the target incentive will require the achievement of targets which include earnings per share ("EPS") and return on equity ("RoE") and the attainment of a certain level of profit before tax ("PBT"). Examples of benchmark payment levels which apply for 2004 are as follows:

Category	Incentive as a % of salary	
	Target	Maximum
Executive Directors	60	90
Level 8	52.5	78.75

EPS, RoE and PBT outcomes are reviewed by the Audit Committee for the purposes of determining outcomes under the plan.

The levels of incentives shown in the table above require participants to take their annual incentive in shares rather than in cash; to retain their shares for three years and remain in Group employment; or to rank as a qualifying leaver during the three-year period. The Committee believes that this feature clearly aligns the interests of participants and shareholders by encouraging participants to be both long-term colleagues and long-term shareholders, having first achieved stretching performance targets in relation to their operating plans. Participants may take their annual incentive in cash in which case the incentive is released at two-thirds of the level which would normally apply were the incentive taken in shares.

In overall terms, these incentive levels are the same as applied in 2003.

10.4. Long-term incentive plans

Participants are granted conditional shares shortly after the start of the financial year equal to the number of shares secured by a percentage of the participant's salary and based on the price of the Group's shares, using the average market price in the last ten business days of the previous financial year. For awards in 2004, grant levels will be as follows:

Category	Conditional share grant as a % of salary
Executive Directors	100
Level 8	66.67

The number of shares ultimately released to participants under the plan is dependent on the Group's annualised total shareholder return ("TSR") (defined as the gross overall return on ordinary shares of HBOS after all adjustments for capital actions and re-investment of dividends or other income) over three-year periods, compared to the annualised weighted average TSR of a basket of comparator companies: Abbey National; Aviva; Barclays; Legal & General; Lloyds TSB; Prudential; Royal Bank of Scotland and Royal & Sun Alliance, over equivalent periods.

For awards in 2004, the releases early in 2007 will be as follows:

Group's relative TSR performance	Amount released as a % of share grant
0% p.a. (or below)	0
+3% p.a.	100
+6% p.a. (or above)	200

Intermediate positions are determined by interpolation.

If the relative TSR performance does not exceed 0% p.a. after three years, the conditional share grant lapses. There is no retest.

The Committee believes that TSR is an appropriate performance measure because it is a robust and transparent measure of the creation of shareholder value; that a relative measure is more motivational and competitively robust than an absolute one; and that a weighted average group made up of the biggest domestic banking and insurance companies is a robust comparator and gives a more effective performance test than a traditional ranking-based league table.

Calculations of TSR performance are performed independently of the Group by New Bridge Street Consultants for the purposes of determining outcomes under the plan.

The Executive Directors and other senior colleagues who fall into Level 8 have never been granted share options with HBOS and will not be granted share options in 2004. Currently, there is no intention to grant share options to these individuals in future years.

The Executive Directors and other senior colleagues may, however, participate in the Sharesave plan. This is a standard tax-approved scheme available to all colleagues, with no performance conditions.

These overall incentive levels are the same as applied in 2003 except that there is now no retest under the conditional share grant arrangements.

10.5. Benefits

Each senior colleague is provided with benefits, which principally comprise a company car (or cash in lieu), pension arrangements, paid leave, healthcare cover and preferential terms for Group products.

Individuals are generally eligible for membership of tax-approved final salary pension arrangements and, for certain individuals who joined the Group after 1989, for membership of separate final salary pension arrangements. These arrangements, taken together, provide a personal pension benefit based on salary only, with a maximum pension of two thirds of final salary (in broad terms, the last 12 months' salary) at normal retirement age (age 60), subject to the necessary pensionable service. The arrangements also provide a lump sum life assurance benefit of four times salary and pension benefits for spouses/dependants and qualifying children. All tax-approved benefits are subject to Inland Revenue limits. Pension entitlement is based on salary only.

11. Remuneration policy for the Chairman

The remuneration policy for the Chairman recognises that, whilst the Chairman was independent of the organisation when he joined it, he is not now regarded as an "independent Director". The Chairman plays a key role in influencing the strategic direction of the Group and ensuring performance delivery. It is therefore entirely appropriate that the Chairman's reward arrangements are based on a mixture of guaranteed pay and performance-related long-term incentive.

The current base fee of the Chairman after the most recent review, effective from July 2003, is £525,000.

In addition, the Chairman is included in a long-term incentive plan equivalent to that described in section 10.4 and receives an annual conditional grant based on 100% of his fee and subject to the same performance conditions as apply to Executive Directors.

The Committee established the long-term incentive plan for the Chairman through a separately constituted scheme, for two reasons. Firstly, so that shareholders could vote on this scheme quite separately from any vote on the scheme applying to Executive Directors. Secondly, for legal reasons because the Chairman is not an employee of the Group and cannot therefore be included in the share-based long-term incentive plan described in section 10.4 as that plan is available to employees only. In practice, however, the scheme which applies for the Chairman is a mirror image arrangement of the scheme applying to Executive Directors.

There is no short-term incentive plan and there are no benefits for the Chairman.

The Chairman's overall remuneration is at about 45% of that of the Chief Executive with a similar proportion of such remuneration dependent on performance. The Committee, however, does not slavishly cross-reference reward to a particular time commitment: in practice the Chairman is always available and, in broad terms, spends about half his working time on HBOS business.

12. Remuneration policy for Non-executive Directors

Remuneration for Non-executive Directors consists solely of fees. There are no short-term incentive plans or long-term incentive plans or benefits for Non-executive Directors.

The current base Board membership fee for each Non-executive Director after the most recent review, effective from May 2003, is £40,000. In addition, fees are paid for services on committees and for directorships of subsidiaries and joint ventures.

Fees are set based on comparisons with other Non-executive Director fees and time commitments in comparable companies.

13. Directors' Remuneration for the year ended 31 December 2003

13.1 Emoluments

Table 1a below has been prepared in accordance with regulatory requirements in respect of Directors' remuneration for the year ended 31 December 2003:

Table 1a	Notes	Salary (including, fees & further remuneration) £000	Taxable benefits £000 (note 7)	Annual cash incentive £000	**Total year ended 31.12.03 £000**	Comparative total year ended 31.12.02 £000
Chairman						
Dennis Stevenson	3	510	–	–	**510**	473
Executive Directors						
James Crosby	1,5,6	737	25	310	**1,072**	1,027
Mike Ellis	1	523	18	216	**757**	759
Phil Hodkinson	1,5	392	19	160	**571**	581
Andy Hornby	1,5,6	565	15	230	**810**	680
Gordon McQueen	1,2,6	405	29	164	**598**	631
Colin Matthew	1	385	12	156	**553**	586
George Mitchell	1	523	15	216	**754**	756
Non-executive Directors						
Charles Dunstone	4	51	–	–	**51**	46
Sir Ronald Garrick	4	145	–	–	**145**	55
Anthony Hobson	4	165	–	–	**165**	125
Brian Ivory	4	91	–	–	**91**	103
Coline McConville	4	57	–	–	**57**	49
John Maclean	4	84	–	–	**84**	74
Sir Bob Reid	4	53	–	–	**53**	42
Louis Sherwood	4	112	–	–	**112**	107
Philip Yea	4	51	–	–	**51**	46
Former Directors						
Sir Peter Burt	2	10	10	–	**20**	991
Lord Simpson	4	–	–	–	–	22
Total		4,859	143	1,452	**6,454**	7,153

Notes to Table 1a

Note 1:

The annual cash incentive amounts, approved by the Committee, relate to performance under the short-term incentive plan in 2003 against targets for earnings per share and return on equity and the attainment of a certain level of profit before tax. The target cash incentive was 40% of salary and the maximum cash incentive was 60% of salary. Annual cash incentive figures exclude potential "Sharekicker" enhancements for any element of the incentive taken in shares. Details of potential "Sharekicker" enhancements from earlier years can be found in Table 5.

Note 2:

Sir Peter Burt retired as Executive Deputy Chairman very shortly after the end of the 2002 financial year. His retirement arrangements were fully disclosed in the Annual Report and Accounts for 2002 including the cost of waiving the actuarial reduction of £614,000. Gordon McQueen retired as an Executive Director on 31 December 2003. As was the general practice in relation to early retirement under the Bank of Scotland 1976 Pension Scheme, Gordon McQueen's pension was based on accrued benefits with no actuarial reduction for early payment. The cost of waiving the actuarial reduction for Gordon McQueen was £270,000.

Note 3:

The fee payment to Dennis Stevenson comprises payments made to him personally in respect of the provision of his services as Chairman of the Group of £510,000 (2002 – £472,500).

Note 4:

From 1 May 2002 the basic Board membership fee payable to Non-executive Directors was at a rate of £35,000 p.a. and from 1 May 2003 it was increased to a rate of £40,000 p.a. The basic Board membership fee covers the range of duties and responsibilities associated with Non-executive directorship, including Board meetings and the Annual General Meeting.

The figures shown in the table above also include fees for services on committees of the Board, details of which are set out in section 4 of the Corporate Governance Report. The levels of fees for some Non-executive Directors reflect the significant time spent by them on such committee duties.

The figures shown also include fees for services as directors of subsidiaries and joint ventures; and for services on other committees. The fees in relation to these committees, subsidiaries and joint ventures were as follows:

Table 1b	2003 £000	2002 £000
Charles Dunstone	**12**	12
Sir Ronald Garrick	**–**	15
Anthony Hobson	**46**	15
Brian Ivory	**38**	54
Coline McConville	**12**	9
John Maclean	**38**	32
Sir Bob Reid	**6**	6
Louis Sherwood	**65**	65
Lord Simpson	**–**	5
Philip Yea	**6**	6
Total	**223**	219

Note 5:
The salaries shown for James Crosby, Phil Hodkinson and Andy Hornby are the amounts of salary they would have received had they not given up £19,980, £315 and £5,398 respectively as additional pension contributions. Short-term incentives and long-term incentives have been calculated by reference to salaries prior to the reductions for additional pension contributions.

Note 6:
Certain Executive Directors are Non-executive Directors of other companies. Their roles and fees were as follows:

James Crosby was a Non-executive Director of Granada plc throughout 2003. The annual rate of fee (which he retained) was £30,000. He was also appointed a Non-executive Director of ITV plc on 3 December 2003. Granada plc became a subsidiary of ITV plc on 2 February 2004. The annual rate of fee from ITV plc (which he retains) is £50,000 effective from 20 October 2003 and inclusive of the fees from Granada plc from that date.

James Crosby was appointed a Non-executive Director of the Financial Services Authority from 15 January 2004. The annual rate of fee (which he will donate to charity) is £20,000.

Andy Hornby was appointed a Non-executive Director of GUS plc from 21 January 2004. The annual rate of fee (which he will retain) is £30,000. In addition, the annual rate of share-based fee (which he will retain) is 2,500 ordinary shares in GUS plc.

Gordon McQueen was a Non-executive Director of the Scottish Mortgage Investment Trust plc throughout 2003. The annual rate of fee (which he retained) was £16,000.

Note 7:
Taxable benefits principally comprise the benefits in kind values of company cars, healthcare, additional life assurance and concessionary rate mortgages.

13.2 Pension benefits

Details of each Executive Director's pension and lump sum life assurance entitlement, and the annual contributions (as percentages of pensionable salaries) required to meet the costs of providing those benefits, are as follows:

Table 2	Normal retirement age	Pension as a % of final salary	Lump sum life assurance as a multiple of salary	Cost of benefits as a % of salary
James Crosby	60	66.7	4	56
Mike Ellis	60	66.7	4	60
Phil Hodkinson	60	55.3	4	56
Andy Hornby	60	66.7	4	49
Gordon McQueen	60	50.0	4	27
Colin Matthew	60	66.7	4	26
George Mitchell	60	66.7	4	26

Notes to Table 2

Note 1:
Pension is generally based on retirement from service at normal retirement age (age 60) and is based on final salary disregarding, where relevant, the earnings cap as defined in the Finance Act 1989. Pension and lump sum life assurance is provided from the Bank of Scotland 1976 Pension Scheme (the "Scheme") and from the Halifax Retirement Fund (the "Fund") to the extent permitted by legislation, and otherwise from separate arrangements with the Group. The pension shown generally accrues at a rate of one thirtieth of salary for each year of service (for members of the Fund) and one sixtieth of salary for each year of service (for members of the Scheme).

Note 2:
Costs are based on estimates, by the actuaries to the Scheme and to the Fund, of the costs to the Group over the future service periods of the Executive Directors using "attained age" rates. Costs are calculated on funding assumptions adopted for actuarial valuations of the Scheme and the Fund and do not distinguish between the costs of providing benefits from the Scheme and the Fund and the costs of providing benefits from separate unfunded arrangements. The costs exclude those covered by personal contributions from Executive Directors but include allowance for the current cost of self-insuring the risk benefits for death in service and ill-health retirement.

Note 3:
On death after retirement or after leaving service, a spouse's pension equal to 50% of the member's pension for the Scheme and 66.7% of the member's pension for the Fund may be payable. Children's benefits may also be payable.

Under the Scheme, Executive Directors require the consent of the Company before retiring early. Under the Fund, Executive Directors have a contractual right to retire at age 55 or above with a non-reduced pension and at age 50 or above (but below age 55) with a reduced pension.

Pension increases after retirement are a mixture of guaranteed and discretionary. Scheme pensions in respect of service before 6 April 1997 are not guaranteed to increase. Scheme pensions in respect of service after 5 April 1997 are guaranteed to increase in line with the Retail Prices Index, subject to a maximum of 5% per annum. The Fund guarantees to increase pensions in line with the Retail Prices Index, subject to a maximum of 5% per annum and a minimum of 3% per annum (no minimum for pensionable service after 31 March 2004). There is an established policy of reviewing pensions on a discretionary basis taking account of increases in the Retail Prices Index.

Allowance is made in transfer values on leaving in respect of the guaranteed and discretionary increases outlined above.

The pension entitlements of the Executive Directors are set out in the table below:

Table 3

Name	Age	**Accrued pension at 31 December 2003 £000 p.a.**	Increase in accrued pension during 2003 £000 p.a.	Transfer value at 31 December 2002 £000	Transfer value at **31 December 2003 £000**	Increase in transfer value less Director's contributions £000
James Crosby	47	**426**	77 [67]	3,847	**5,768**	1,892 [886]
Mike Ellis	52	**331**	46 [37]	4,327	**5,820**	1,472 [637]
Phil Hodkinson	45	**30**	14 [14]	147	**358**	195 [149]
Andy Hornby	36	**89**	36 [35]	336	**683**	324 [246]
Gordon McQueen	57	**183**	16 [11]	2,078	**2,402**	324 [154]
Colin Matthew	53	**239**	14 [8]	2,427	**3,276**	849 [116]
George Mitchell	53	**324**	38 [30]	2,874	**3,564**	690 [330]

Notes to Table 3

Note 1:
The accrued pension at 31 December 2003 is the pension which the Director would have been entitled to receive based on his completed pensionable service, had he left on 31 December 2003, payable from normal retirement age (age 60) and subject to revaluation increases between leaving and retirement.

Note 2:
The increase in accrued pension is the accrued pension at 31 December 2003 less the accrued pension at 31 December 2002. The amount shown in square brackets is calculated on the basis of the disclosure methodology under the requirements of the Listing Requirements of the UK Listing Authority.

Note 3:
The transfer values are based on the accrued pensions at 31 December 2002 and at 31 December 2003 and are calculated as at 31 December 2002 and 31 December 2003 respectively based on factors supplied by the actuaries of the relevant pension schemes. The transfer values are the notional lump sums which would have been paid to another pension scheme for the benefit of the Director had he left service at the respective dates. It is not possible for a transfer value to be paid directly to the Director personally. The amount shown in square brackets is calculated on the basis of the disclosure methodology under the requirements of the Listing Requirements of the UK Listing Authority.

The arrangements for George Mitchell currently provide for some of his benefits to be paid on an unreduced basis only from age 65 (and, in these circumstances the transfer values (£000) at 31 December 2002 and 31 December 2003 are £2,093 and £2,981) but he has a right, shortly before age 60, to elect that all his benefits are paid on an unreduced basis at age 60. The transfer values shown in the table for George Mitchell assume that all of his benefits would be taken on an unreduced basis at age 60.

Note 4:
The Director's contribution is the personal contribution required under the terms of the Fund. No personal contribution is required under the terms of the Scheme. The contribution for James Crosby, Phil Hodkinson and Andy Hornby are aggregates of the personal contributions required under the terms of the Fund, subject to the statutory limit, together with the amounts of salary they gave up as additional pension contributions as outlined in Note 5 to Table 1a. Members of the Group's pension schemes have the option to pay additional voluntary contributions; neither the contributions nor the resulting benefits are included in the above table.

There were no contributions by the Group to any money purchase pension arrangements in respect of any Director during 2003.

Note 5:
The figures for Gordon McQueen ignore the additional cost of awarding a pension without actuarial reduction on retirement on 31 December 2003 of £270,000.

13.3 Share Interests

13.3.1 Shares

The beneficial interests of the Directors and their immediate families in the ordinary shares of the Group are set out below:

Table 4	**Number of shares at 31.12.03**	Number of shares at 31.12.02
Chairman		
Dennis Stevenson	**166,541**	97,096
Executive Directors		
James Crosby	**184,280**	96,969
Mike Ellis	**168,833**	73,514
Phil Hodkinson	**28,806**	10,524
Andy Hornby	**174,759**	40,781
Gordon McQueen	**73,115**	54,709
Colin Matthew	**72,366**	54,084
George Mitchell	**72,622**	48,092
Non-executive Directors		
Charles Dunstone	**100,000**	100,000
Sir Ronald Garrick	**17,306**	9,799
Anthony Hobson	**5,500**	2,000
Brian Ivory	**11,000**	11,000
Coline McConville	**2,070**	2,070
John Maclean	**5,038**	5,036
Sir Bob Reid	**29,496**	28,195
Louis Sherwood	**2,000**	2,000
Philip Yea	**10,044**	9,529

Notes to Table 4

Note 1:

James Crosby, Brian Ivory, John Maclean, George Mitchell and Sir Bob Reid all have a non-beneficial interest as at 31 December 2003 over 4,514,752 ordinary shares (2002 – 7,830,342) as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme. Brian Ivory has a non-beneficial interest over 4,500 ordinary shares (2002 – 4,500).

Note 2:

Certain Directors will receive further interests in the ordinary shares of the Group arising out of the short-term incentive plans and, potentially, the long-term incentive plans as set out in Tables 5, 6, 7 and 8.

Note 3:

No Director had any interest in the preference shares of HBOS or in the loan or share capital of any Group undertaking at the beginning or end of the financial year. No options to subscribe for shares in other Group companies are granted to Directors of the Group.

13.3.2 Short-term Incentive Plan – HBOS Directors and former Halifax Directors

Certain Executive Directors have conditional entitlements to shares arising from the annual incentive "Sharekicker". Where the annual incentive for 2000 and/or 2001 and/or 2002 was taken in shares and these shares are retained in trust for three years, additional shares will also be transferred to the Directors. The basic shares shown below which have already vested are also included in Table 4. The additional shares shown below arise as a result of "Sharekicker".

Table 5		At 31.12.02		Granted in year			At 31.12.03	
	Grant effective from	Basic shares	Additional shares	Basic shares	Additional shares	Released in year	Basic shares	Additional shares
James Crosby	Mar 2001	19,420	9,710				19,420	9,710
	Mar 2002	38,671	19,335				38,671	19,335
	Mar 2003			32,177	16,088		32,177	16,088
		58,091	29,045				**90,268**	**45,133**
Mike Ellis	Mar 2001	14,617	7,308				14,617	7,308
	Mar 2002	29,003	14,501				29,003	14,501
	Mar 2003			23,889	11,944		23,889	11,944
		43,620	21,809				**67,509**	**33,753**
Phil Hodkinson	Mar 2002	10,327	5,163				10,327	5,163
	Mar 2003			18,282	9,141		18,282	9,141
		10,327	5,163				**28,609**	**14,304**
Andy Hornby	Mar 2001	11,067	5,533				11,067	5,533
	Mar 2002	23,525	11,762				23,525	11,762
	Mar 2003			21,939	10,969		21,939	10,969
		34,592	17,295				**56,531**	**28,264**
Gordon McQueen	Mar 2003			18,406	9,203		18,406	9,203
							18,406	**9,203**
Colin Matthew	Mar 2002	11,384	5,692				11,384	5,692
	Mar 2003			18,282	9,141		18,282	9,141
		11,384	5,692				**29,666**	**14,833**
George Mitchell	Mar 2002	14,035	7,017				14,035	7,017
	Mar 2003			23,889	11,944		23,889	11,944
		14,035	7,017				**37,924**	**18,961**

Notes to Table 5

Note 1:
Shares under these plans were granted using the market price at the date of grant, as follows:

Plan	Share grant price £
Mar 2001 – Mar 2004	6.752
Mar 2002 – Mar 2005	7.68
Mar 2003 – Mar 2006	6.76

Note 2:
Shares will be released after three years, subject to the basic shares still being held and subject to the participant still being in the Group's employment at that time or being a qualifying leaver.

Note 3:
Because the basic shares are shown net of each participant's original income tax and National Insurance liability, the additional incentive shares are shown in a like manner. In practice, the tax liability on the grossed-up equivalent additional shares will be shown in Table 1a at the time of release.

13.3.3 Long-term Incentive Plan and Special Long-term Incentive Plan – HBOS Directors and former Halifax Directors

Details of the shares which have been conditionally awarded to Directors under the plans are set out below. The performance conditions relating to these conditional awards are set out in the notes below the table.

Table 6	Grant effective from	At 31.12.02	Granted (G) or Lapsed (L) in year	Added as a result of performance	Dividend re-investment shares	Vested in year	**At 31.12.03**
James Crosby	Jan 2000	62,684		62,684	16,492	141,860	**–**
	Jan 2001	70,992					**70,992**
	Jan 2002	75,000					**75,000**
	Jan 2003		103,125 (G)				**103,125**
		208,676					**249,117**
Mike Ellis	Jan 2000	47,935		47,935	12,612	108,482	**–**
	Jan 2001	53,435					**53,435**
	Jan 2002	56,250					**56,250**
	Jan 2003		76,562 (G)				**76,562**
		157,620					**186,247**
Andy Hornby	Jan 2000	80,752		80,752	21,246	182,750	**–**
	Jan 2001	40,458					**40,458**
	Jan 2002	45,625					**45,625**
	Jan 2002		260,000 (G)				**260,000**
	Jan 2003		70,312 (G)				**70,312**
		166,835					**416,395**
Phil Hodkinson	Jan 2001	53,435					**53,435**
	Jan 2002	87,500					**87,500**
	Jan 2003		58,593 (G)				**58,593**
		140,935					**199,528**
Gordon McQueen	Jan 2002	45,625					**45,625**
	Jan 2003		61,718 (G)				**61,718**
		45,625					**107,343**
Colin Matthew	Jan 2002	45,625					**45,625**
	Jan 2003		58,593 (G)				**58,593**
		45,625					**104,218**
George Mitchell	Jan 2002	56,250					**56,250**
	Jan 2003		76,562 (G)				**76,562**
		56,250					**132,812**
Dennis Stevenson	Jul 1999	15,853		6,143	3,159	25,155	**–**
	Jan 2000	36,873		36,873	9,700	83,446	**–**
	Jan 2001	38,168					**38,168**
	Jan 2002	56,250					**56,250**
	Jan 2003		77,343 (G)				**77,343**
		147,144					**171,761**

Notes to Table 6

Note 1:

Shares under these plans were granted using the average market price in the ten business days ending at the previous year or period end, as follows:

Plan and performance period	Share grant price £
Jul 1999 – Dec 2002	7.885
Jan 2000 – Dec 2002	6.78
Jan 2001 – Dec 2003	6.55
Jan 2002 – Dec 2004/06	8.00
Jan 2003 – Dec 2005/07	6.40

Note 2:
The grant effective from January 2000 for Andy Hornby includes 44,248 shares which are related to his joining arrangements.

The grants effective from January 2001 and January 2002 for Phil Hodkinson include 53,435 shares and 43,750 shares, respectively, which are related to his joining arrangements.

Note 3:
Awards are not pensionable.

Note 4:
The performance period for the July 1999 grant ended on 31 December 2002. HBOS's (and previously Halifax's) TSR over the performance period exceeded the weighted average of the comparator group by 5.55% p.a. so 138.75% of the share grant has been released to the grant recipient.

The performance period for the January 2000 grant ended on 31 December 2002. HBOS's (and previously Halifax's) TSR over the performance period exceeded the weighted average of the comparator group by 9.02% p.a. so 200% of share grants have been released to grant recipients.

The shares granted in July 1999 and January 2000 vested on 3 March 2003. The closing market price of the Group's ordinary shares on that date was £6.68. In addition, dividend reinvestment shares have been released to grant recipients as set out in the table and as provided for under the rules of the Plans. The dividend reinvestment shares are the additional shares which would have accrued on the overall share grants actually released had dividends due during the performance period been reinvested in shares. The shares received by the Executive Directors and the Chairman from those grants are, after any sales to discharge their personal tax and National Insurance liabilities on such shares, retained by them or on their behalves for at least an additional two years and are included in Table 4.

Note 5:
Subject to performance and subject also to a minimum release of 60% of the grant, as agreed by Halifax shareholders at the time of the merger, the shares granted under the long-term plan effective from January 2001 will be released to most individuals shortly after the three-year anniversary of the grant date. However, the shares receivable by the Executive Directors and the Chairman from those grants will, after any sales to discharge their personal tax and National Insurance liabilities on such shares be retained by them or on their behalves for at least an additional two years.

For the 2002 and 2003 grants, all participants can choose to take any shares released after three years based on the three-year performance outcome or can continue to participate in the scheme for a further two years and take shares at that point based on the better of the three-year and the five-year performance outcomes. This design feature seeks to motivate participants continually to sustain strong performance or to improve lesser performance for their benefit and the benefit of shareholders. This feature will not apply for the 2004 grants or for any grants in subsequent years.

Note 6:
In the case of the Chairman, it is not possible to include him in the standard Long-term Incentive Plan. Nor is it possible to include him in such an arrangement where the grant is denominated in shares. He is therefore included as the sole participant in the Special Long-term Incentive Plan where the grants are awards of notional shares. He will become entitled to the cash value of the relevant shares on vesting but has agreed that this value will, subject to any withholdings for tax or National Insurance, be applied in acquiring shares on his behalf.

Note 7:
The number of shares to be released to participants is dependent on the Group's TSR over a three-year (three and a half year in respect of the grant effective from July 1999) period, compared to the annualised weighted average TSR of a basket of comparator companies over an equivalent period. For the grants effective from January 2002 and January 2003, a five-year period can also apply. This basket of companies comprises:

- For the July 1999 and January 2000 grants: Abbey National, Alliance & Leicester, Bank of Scotland*, Barclays, Britannic Assurance, Legal & General, Lloyds TSB, NatWest*, Northern Rock, Norwich Union*, Prudential, Royal & Sun Alliance, Royal Bank of Scotland and Woolwich*;
- For the January 2001 grants: Abbey National, Alliance & Leicester, Bank of Scotland*, Barclays, Britannic Assurance, Legal & General, Lloyds TSB, Northern Rock, Prudential, Royal & Sun Alliance and Royal Bank of Scotland;
- For the January 2002 and 2003 grants: Abbey National, Aviva, Barclays, Legal & General, Lloyds TSB, Prudential, Royal & Sun Alliance and Royal Bank of Scotland.

* For the periods for which they were independent entities.

Shares will be released as follows:

Group's relative TSR performance	Amount released as a % of share grant
1999, 2000 and 2001 grants	
0% p.a. (or below)	0
+4% p.a.	100*
+8% p.a. (or above)	200
2002 and 2003 grants	
0% p.a. (or below)	0
+3% p.a.	100*
+6% p.a. (or above)	200

Intermediate positions are determined by interpolation.

* As shown as granted in the table

Note 8:
The performance period for the January 2001 grant ended on 31 December 2003. HBOS's (and previously Halifax's) TSR over the performance period exceeded the weighted average of the comparator group by 13.45% p.a. as illustrated in the chart below, so 200% of share grants will be released to grant recipients, subject to Note 5 above.

In addition, dividend reinvestment shares will be released to grant recipients as provided for under the rules of the Plans. The dividend reinvestment shares are the additional shares which would have accrued on the overall share grants actually released had dividends due during the performance period been reinvested in shares.

Full details concerning these shares, which will be released to the Chairman and the Executive Directors during 2004, will be contained in the 2004 Annual Report and Accounts.

Performance of Halifax/HBOS for January 2001 awards


40%
30%
20%
10%
0%
-10%
-20%
-30%
Cumulative movement in TSR over performance period
31 Dec 2000
31 Dec 2001
31 Dec 2002
31 Dec 2003
Halifax/HBOS
Weighted Average of Comparator group

This chart graphs the Total Shareholder Return (TSR) performance of Halifax/HBOS against the weighted average TSR of its comparator group over the three-year performance period of the January 2001 award.

Source: Datastream

Note 9:
The second grant effective from January 2002 for Andy Hornby relates to a different arrangement which applies only to him. Early in 2003, the Committee became aware of activity, principally from the retail sector, to secure Andy Hornby's services. Specifically, he had received a very attractive job approach to become Group Chief Executive of a major FTSE company. The Committee decided that, at that point in time, it would clearly be in the interests of shareholders to secure Andy Hornby's continued services but to do it on a basis where additional reward was performance contingent.

The Committee therefore decided to introduce a special incentive arrangement which gives Andy Hornby the opportunity to receive up to 260,000 shares in April 2005, dependent on growth in the profitability of the Retail Division over 2002 to 2004. In broad terms, the maximum release under this special arrangement is delivered in April 2005 only if there is at least a 60% increase in the profitability of the Retail Division, using a like for like comparison, over the three-year period, and provided that Andy Hornby is in the service of the Group at 31 March 2005 having not given notice on or before that date. The Committee established that the incentive would accrue in three equivalent tranches based on profitability performance to the ends of 2002, 2003 and 2004. At the time of establishment of the incentive, the satisfaction of performance criteria to the end of 2002 established an immediate retention feature within the scheme. Since then, performance criteria to the end of 2003 have also been satisfied.

If Andy Hornby leaves employment as a qualifying leaver or in the event of change of control before April 2005, shares will vest by reference to the performance targets and his period of employment during the performance period. If he leaves in certain other circumstances, he will not receive any shares. Changes to certain key terms of the arrangement, in future, will require shareholder approval.

The special incentive is not pensionable. At maturity it will be eligible for the 50% share enhancement described in section 9 if Andy Hornby retains the shares and remains in the service of the Group until 31 March 2008.

Taken overall, this special incentive increases the maximum annual overall reward value for Andy Hornby by about 25% in each of the three years until the end of 2004 and by about 12.5% in each of the subsequent three years until the end of 2007.

13.3.4 Long-term Incentive Plan – Former Bank of Scotland Directors

Share options granted between 1995 and 2000 under Bank of Scotland's plans were subject to a performance pre-condition that options were not capable of being exercised unless growth in diluted earnings per share ("EPS") exceeded the growth in the Retail Prices Index over a period of at least three consecutive financial years by not less than 2% per annum.

No performance target applied in respect of unapproved share options following the third anniversary of grant, as agreed by Bank of Scotland stockholders at the time of the merger.

The performance target in respect of approved share options was satisfied on 31 December 2002 for all grants and consequently all approved options are exercisable in accordance with the rules of the plans.

No further share options have been or will be granted under any of these plans.

Details of the options outstanding under the plans in respect of the Executive Directors are set out below:

Table 7

	Grant effective from	At 31.12.02	Granted (G), exercised (E) or lapsed (L) in year	**At 31.12.03**	Share option price £	Exercisable
Gordon McQueen	Oct 1995	48,000	–	**48,000**	2.5983	Jan 2004 – Jun 2004
	Oct 1996	45,000	–	**45,000**	2.7367	Jan 2004 – Jun 2004
	Oct 1997	32,000	–	**32,000**	5.3533	Jan 2004 – Jun 2004
	Oct 1998	5,223	–	**5,223**	5.7433	Jan 2004 – Jun 2004
	Oct 1998	29,777	–	**29,777**	5.8350	Jan 2004 – Jun 2004
	May 2000	35,000	–	**35,000**	5.5150	Jan 2004 – Jun 2004
	Oct 2000	40,000	–	**40,000**	6.1000	Jan 2004 – Jun 2004
		235,000	–	**235,000**		
Colin Matthew	Oct 1995	48,000	–	**48,000**	2.5983	Jan 2004 – Oct 2005
	Oct 1996	50,000	–	**50,000**	2.7367	Jan 2004 – Oct 2006
	Oct 1997	28,000	–	**28,000**	5.3533	Jan 2004 – Oct 2007
	Oct 1998	5,223	–	**5,223**	5.7433	Jan 2004 – Oct 2008
	Oct 1998	29,777	–	**29,777**	5.8350	Jan 2004 – Oct 2008
	May 2000	40,000	–	**40,000**	5.5150	Jan 2004 – May 2010
	Oct 2000	40,000	–	**40,000**	6.1000	Jan 2004 – Oct 2010
		241,000		**241,000**		
George Mitchell	Oct 1996	50,000	–	**50,000**	2.7367	Jan 2004 – Oct 2006
	Oct 1997	35,000	–	**35,000**	5.3533	Jan 2004 – Oct 2007
	Oct 1998	40,000	–	**40,000**	5.8350	Jan 2004 – Oct 2008
	May 2000	5,572	–	**5,572**	5.3833	Jan 2004 – May 2010
	May 2000	39,428	–	**39,428**	5.5150	Jan 2004 – May 2010
	Oct 2000	50,000	–	**50,000**	6.1000	Jan 2004 – Oct 2010
		220,000	–	**220,000**		

Notes to Table 7

No Executive Directors' share options lapsed in the period 1 January 2004 to 24 February 2004, the date of approval of this Annual Report and Accounts. On 23 February 2004, Gordon McQueen, who retired as an Executive Director on 31 December 2003, exercised options over 29,777, 35,000 and 40,000 shares granted effective from October 1998, May 2000 and October 2000, respectively. The closing market price on the date of exercise was £7.555. Gordon McQueen retained ownership of these shares as at the date of this report. Details of the market price of the Group's ordinary shares during 2003 are given in section 13.3.7.

13.3.5 Sharesave Plan

The Sharesave plan is available to most Group colleagues.

The plan allows colleagues to save a fixed amount of money on a monthly basis. At the end of a pre-determined period, of three, five or seven years, colleagues have the right, if they so choose, to use the funds accumulated to purchase shares in the Group at a fixed price, based on a market price or an average market price determined shortly before the effective grant date and discounted by 20%.

Certain Executive Directors have taken up membership of the plan and the projected numbers of shares which they would be entitled to purchase at the end of the relevant pre-determined periods are set out below:

Table 8

	Grant effective from	At 31.12.02	Granted (G), lapsed (L) or exercised (E) in year	**At 31.12.03**	Initial exercise date	Expiry date
James Crosby	Sep 2002	2,748	–	**2,748**	Jan 2008	Jun 2008
Phil Hodkinson	Sep 2002	2,970	–	**2,970**	Jan 2010	Jun 2010
Andy Hornby	Oct 2000	2,362	2,362 (E)	–	Oct 2003	Apr 2004
	Sep 2003		1,607 (G)	**1,607**	Jan 2007	Jun 2007
Gordon McQueen	Nov 2000	3,571	–	**3,571**	Jan 2004	Jun 2004
George Mitchell	Oct 2001	1,723	–	**1,723**	Jan 2005	Jun 2005

Notes to Table 8

Note 1: Options under these plans were granted using market prices shortly before the dates of the grants, discounted by 20%, as follows:

Effective date of grant	Share option price £
Oct 2000	4.10
Nov 2000	4.7253
Oct 2001	5.62
Sep 2002	5.975
Sep 2003	5.74

Note 2:
Sharesave options for Andy Hornby were exercised in October 2003 and he has bought the number of shares under option. The market price on the date of exercise was £7.165.

Note 3:
In 2002, Sharesave options over 2,980 shares were exercised by both James Crosby and Mike Ellis in October 2002 and December 2002 respectively. The market prices on the dates of exercise were £5.65 and £6.265 respectively.

Note 4:
Details of the market price of the Group's ordinary shares during 2003 are given in section 13.3.7.

13.3.6 Interest in Shares under Trusts

Certain Executive Directors, together with certain other colleagues, are deemed to have or have had an interest or a potential interest as potential discretionary beneficiaries under:

- the Group's Employee Share Ownership Trust. As such, they were each treated as at 31 December 2003 as being interested in the 9,884,870 ordinary shares (31 December 2002 – 8,606,603 ordinary shares) held by the trustee of this Trust. The shares held in the Trust will be used to satisfy share awards under the former Halifax Short-term and Long-term Incentive Plans and the HBOS Short-term and Long-term Incentive Plans. The relevant Executive Directors' specific individual interests are shown in Tables 5 and 6;
- the Group's Qualifying Employee Share Ownership Trust. As such, they were each treated as at 31 December 2003 as being interested in the 10,154,710 ordinary shares (31 December 2002 – 14,626,075 ordinary shares) held by the trustee of this Trust. On 12 June 2002 HBOS plc purchased the shares held by the Halifax plc Qualifying Employee Share Ownership Trust for a consideration of £1,000 and on the same day HBOS plc issued the same number of new ordinary shares, at their nominal value of 25p per share, to the Trust. The transaction, which was approved by shareholders at the 2002 Annual General Meeting, resolved an outstanding matter from the corporate restructuring of Halifax plc in 1999 and the subsequent merger of Halifax Group plc and Bank of Scotland in 2001. The Trust was established to satisfy the exercise of rights granted under the HBOS Sharesave Scheme and to satisfy entitlements of employees of Halifax plc arising on the exercise of options under the Sharesave schemes operated by HBOS plc. The relevant Executive Directors' specific individual interests are shown in Table 8; and
- the Group's Qualifying Employee Share Ownership Trust (previously the Bank of Scotland Qualifying Employee Share Ownership Trust). However, as the Trust was not pre-funded, they were each treated as at 31 December 2002 and 31 December 2003 as having no interest as a consequence of this Trust. The Trust was established to satisfy the exercise of rights granted under the former Bank of Scotland S.A.Y.E. Stock Option Schemes. The relevant Executive Directors' specific individual interests are shown in Table 8.

All of the Group's share plans empower new issue shares to be allotted to satisfy share requirements. The Group's current practice on releases in relation to share grants, namely conditional share awards for senior colleagues and both colleague financed and Group matched shares under the Sharekicker arrangement, is to purchase shares in the market. For share interests through the Group's share option and Sharesave plans, new shares are issued.

13.3.7 General

The market price of the Group's ordinary shares at 31 December 2003 was £7.235. The market price of the Group's ordinary shares at 31 December 2002 was £6.55. The range during the year was £5.38 to £8.12.

Other than as disclosed in the notes to Table 7, there has been no change in the Directors' interest in shares or options granted by the Group between the end of the financial year and 24 February 2004, the date of approval of this Annual Report and Accounts.

13.3.8 Statutory Performance Graph

The following graph illustrates the Group's Total Shareholder Return ("TSR") performance compared to that of a "broad equity market index" since the Group's inception on 10 September 2001. As HBOS has been a constituent of the FTSE 100 since inception and as performance against sector companies is illustrated in the chart on page 68, the Group believes that the FTSE 100 is a suitable comparator index to use for the purposes of this graph to satisfy regulatory requirements.

Total Shareholder Return


Value (£)
120
100
80
60
40
20
10 Sept 2001
31 Dec 2001
30 Apr 2002
31 Aug 2002
31 Dec 2002
30 Apr 2003
31 Aug 2003
31 Dec 2003
HBOS
FSTE 100 Index

Source: Datastream

This chart graphs the value of £100 invested in HBOS since inception on 10 September 2001 c ompared with the value of £100 invest ed in the FTSE 100 Index from the s ame date. To produce a "fair value" each point is a 30 day average of the return index.

Signed on behalf of the Board of Directors

Brian Ivory Chairman, Remuneration Committee
24 February 2004

Appendix 1
HBOS plc Remuneration Committee Terms of Reference
Principal Features

1. Remuneration Committee

The following are the terms of reference of the Remuneration Committee ("the Committee") of HBOS plc ("the Company") in relation to the Company and HBOS Group ("the Group").

2. Membership

The Committee is a committee of the Board of the Company and will comprise four Non-executive Directors of the Company, excluding the Chairman of the Company, who are independent of management and free of any business or other relationship which could interfere with the exercise of their independent judgement. The quorum of the Committee is any two Committee members.

3. Attendance

The Committee may invite persons, including the Chairman and the Chief Executive of the Company, to attend meetings where appropriate to assist in the effective discharge of the Committee's duties.

4. Frequency of meetings

The Committee meets at least four times a year. Any Committee member or the secretary may call additional meetings as necessary.

5. Authority

The Committee is authorised by the Board to undertake any activity within its terms of reference.

The Committee is authorised by the Board to seek appropriate professional advice and resource inside and outside the Group as and when it considers this necessary.

6. Principal duties
The Committee:

- considers and recommends to the Board remuneration policy for Executive Directors and others in Levels 6, 7 and 8 (salary, incentive schemes, pension plans and other benefits and payments to be made on retirement, resignation or dismissal) and determines the specific remuneration arrangements for Executive Directors, others in Level 8, and other direct executive reports to the Chief Executive.
- approves the terms of appointment for and determines the specific remuneration arrangements (including the operation of any appropriate incentive schemes) for the Chairman of the Company.
- approves any contract of employment or related contract with any Executive Director or with the Chairman on behalf of the Company.
- operates and administers the incentive schemes of the Company for the Chairman, the Executive Directors and others in Levels 6, 7 and 8, or any similar schemes requiring Board approval which may be introduced or approved from time to time.
- approves the total cost of the salary review for Executive Directors and others in Levels 6, 7 and 8 and approves the specific salary reviews for Executive Directors and other executives who report directly to the Chief Executive.
- periodically has the opportunity to review the overall remuneration of the most highly paid colleagues in the Group.
- periodically has the opportunity to review the remuneration policy for all colleagues in the Group.
- determines contractual and discretionary payments, if any, to be made on the retirement, resignation or dismissal of Executive Directors and other executives who report directly to the Chief Executive.
- does not determine any fees for Non-executive Directors of the Company but otherwise determines the Board fees and the Committee fees to be paid to Non-executive Directors of Group companies.
- considers and recommends to the Board the contents of the Board's annual reports to shareholders on Directors' remuneration to be included in the Annual Report and Accounts and the Summary Financial Statement.
- will be available in the person of the Chairman of the Committee to answer shareholders' questions about Directors' remuneration at the Annual General Meeting.
- considers the policy and approval process for Executive Directors and others in Levels 6, 7 and 8 taking up external Non-executive Director appointments.
- considers the policy and monitoring process for all Directors and those in Levels 6, 7 and 8 holding shares in the Company.

7. Minutes

The minutes of meetings of the Committee are to be circulated to all members of the Committee and to nominated recipients within ten business days of the meeting. The minutes are also to be circulated to members of the Board.

Appendix 2
Remuneration in HBOS generally

This section outlines the structure of remuneration in HBOS for the vast majority of colleagues. Each role in HBOS is positioned in one of nine levels, 1-8 and the Executive Directors. The level of a role is determined by the knowledge required to do it, the challenge of delivering the required job outputs and the accountability which the role carries. The level then, in broad terms, determines the salary range which can apply for the role; the short-term and long-term incentive structures; and the range of benefit and product offerings available.

The table below sets out the number of colleagues and full-time equivalents (FTE) in each level and the typical inter-quartile full-time equivalent salary range applying to colleagues in such a level. Different ranges apply to different groups of colleagues depending on role specialism and geographic location.

Level	Number of Colleagues	Number of FTE Colleagues	Salary Range (£'000)
1	37,750	32,750	10.7 – 16.0
2	12,250	11,500	16.1 – 24.1
3	9,250	9,250	22.9 – 34.3
4	4,500	4,500	31.7 – 47.5
5	1,750	1,750	44.7 – 67.0
6	600	600	59.7 – 89.5
7	100	100	97.8 – 146.7

Details of the remuneration arrangements which apply to those in Level 8 and to Executive Directors are given in the main body of the report.

Remuneration is best described, for all colleagues, in terms of four elements, namely salary; short-term incentives; long-term incentives and benefits. HBOS is increasingly seeking to adopt a "total reward" approach so that colleagues appreciate the totality, the flexibility and the performance drivers of their reward package.

Salary

HBOS salary policy is to manage salaries in aggregate, by Level, around the appropriate medians. Whilst finance sector generic medians establish baseline positions, businesses benchmark according to role specialism and to geographic location. The alignment of practice with policy is one we aspire to deliver by matching average salaries with the market median position, whilst managing actual salaries generally within an 80%-120% window of the median, reflecting personal skills, experience, performance and business vulnerability.

Short-term incentives

HBOS has moved away from a "one size fits all" share in success bonus (with relatively modest target and maximum payments) to annual incentives which are operating plan aligned, generally team based and built around line of sight issues. Participants know that these incentives give a real chance of a zero outcome and, equally, a real chance of a maximum outcome which, in cash terms, is a minimum of 20% of salary.

The cash incentive levels are generally as follows:

	Incentive as a percentage of salary		
Level	Minimum	Target	Maximum
1-4	0%	10%-12%	20%-30%
5	0%	17.5%	35%
6	0%	25%	50%
7	0%	30%	45%

Long-term incentives

Almost every colleague in HBOS enjoys three (for one Level, four) long-term incentive propositions, each share-based.

Firstly, **Sharekicker.** Colleagues who choose to buy shares with their net cash incentive get 50% more shares after three years provided they remain in the service of the Group.

Secondly, **Sharesave**. Colleagues who choose to save up to £250 per month for between three and seven years are given the option to buy shares based on the share price at the start of the savings period, discounted by up to 20%.

Thirdly, **share options**. Colleagues (excluding those at Level 8 and above) have been given share options over 20% of salary in both 2002 and 2003, and these can be crystallised after a minimum of three and a maximum of six years.

Fourthly, **share grants.** Colleagues in Level 7 have been given share grants over 33.33% of salary in both 2002 and 2003. The level of grant released is conditional on relative TSR performance against a weighted finance sector basket, over a three-year or five-year period with no grant released for performance which matches (or is worse than) the average and with twice the grant released for outperformance of 6% p.a. or more (intermediate positions being determined by interpolation).

Benefits

Our key benefits traditionally fell into the five areas of pensions, holidays, cars, healthcare and mortgage subsidies. We now package them as an overall flexible benefits proposition and a comprehensive product offering.

Most existing colleagues have defined benefit pension arrangements but all new colleagues are eligible for defined contribution pension arrangements which include death and ill health benefits.

Directors' Report

The Directors have pleasure in presenting the Report and Accounts of HBOS plc for the year ended 31 December 2003.

Principal Activities

HBOS plc is the holding company of the HBOS Group. The principal activities of the Group are the provision of banking and other financial services in the UK and overseas. The Group's existing business and future prospects are reviewed by the Chairman on pages 2 and 3, the Chief Executive on pages 4 to 7 and in the Divisional Reviews on pages 8 to 34. Financial aspects are covered in the Financial Review and Risk Management report on pages 35 to 44. A list of the main subsidiary undertakings, and the nature of each company's business, is given in Note 53 to the Accounts on page 119.

Results and Dividends

The Group profit attributable to shareholders for the year ended 31 December 2003, as shown in the Consolidated Profit and Loss Account, was £2,452m. An interim dividend of 10.3p per Ordinary Share was paid on 17 October 2003. The Directors propose a final dividend of 20.6p per Ordinary Share to be paid on 21 May 2004 to shareholders on the register on 12 March 2004, subject to approval at the 2004 AGM. Under the Company's Share Dividend Plan shareholders will be offered the choice of receiving additional ordinary shares rather than cash in respect of this dividend.

Directors

Details of the present Directors are given on pages 50 and 51. Sir Peter Burt and Gordon McQueen retired as Directors on 6 January 2003 and 31 December 2003, respectively. Sir Bob Reid and Louis Sherwood will retire at the conclusion of the 2004 AGM and are not seeking re-election. James Crosby, Phil Hodkinson and Brian Ivory will retire by rotation and resolutions for their re-election will be proposed at the meeting. Kathleen (Kate) Nealon and David Shearer have been appointed Directors of the Company with effect from 23 March 2004 and will both retire at the forthcoming 2004 AGM and offer themselves for election. Particulars of Directors' remuneration and interests in shares of the Company are given in the Report of the Board in relation to remuneration policy and practice on pages 55 to 72.

Going Concern

The Directors are satisfied that the Group has adequate resources to continue in business for the foreseeable future and consequently the going concern basis continues to be appropriate in preparing the accounts.

Employees

The Group encourages applications for employment from disabled people and gives full consideration to such applicants based on their skills and abilities. In the event of an existing employee becoming disabled, the Group provides counselling and training support and seeks to provide a suitable alternative position within the Group if the individual is unable to continue in their previous role. The Group offers training and career development for all disabled staff. The views of colleagues with a disability are sought through disability forums to ensure that the Group's policies continue to recognise their requirements.

Employee communication issues are reviewed on page 48.

Charitable and Political Donations

During the year the Group made charitable donations in the UK of £5.8m. Additionally £2.2m in total has been made available to charities as a result of their affinity to the Visa Charity credit cards offered by Halifax plc and Bank of Scotland.

Payment Policy

For the forthcoming period the Group's policy for the payment of suppliers will be as follows:

- payment terms will be agreed at the start of the relationship with the supplier and will only be changed by agreement;
- standard payment terms to suppliers of goods and services will be 30 days from receipt of a correct invoice for satisfactory goods or services which have been ordered and received unless other terms are agreed in a contract;
- payment will be made in accordance with the agreed terms or in accordance with the law if no agreement has been made; and
- suppliers will be advised without delay when an invoice is contested and disputes will be settled as quickly as possible.

HBOS plc complies with the Better Payment Practice Code. Information regarding this Code and its purpose can be obtained from the Better Payment Practice Group's website at www.payontime.co.uk.

The Company's main trading subsidiary undertakings, Halifax plc and Bank of Scotland, had trade creditors outstanding at 31 December 2003 representing 22 days of purchases for each company.

The Company itself owed no amounts to trade creditors at 31 December 2003.

Share Capital

Full details of the movements in the authorised and issued share capital of the Company during the year are provided in Note 34 to the Accounts on page 105.

The Company has the authority to purchase up to 378,564,324 of its ordinary shares. The authority remains valid until the 2004 AGM or, if earlier, 29 July 2004. A resolution will be put to shareholders to renew the authority at the 2004 AGM.

At the date of this report there is a disclosable interest in the issued share capital notified to the Company in accordance with sections 198 to 208 of the Companies Act 1985, by Barclays PLC, in respect of 136,610,593 ordinary shares being 3.55% of the current issued ordinary share capital.

Properties

The Directors are of the opinion that the current market value of the Group's properties is not significantly different from the amount at which they are included in the balance sheet.

Auditors

A resolution to re-appoint KPMG Audit Plc as auditors will be put to shareholders at the 2004 AGM.

On behalf of the Board

H F Baines
Company Secretary
24 February 2004

Independent Auditors' Report to the Members of HBOS plc

We have audited the accounts on pages 75 to 120. We have also audited the information in the Report of the Board in relation to remuneration policy and practice that is described on page 57 as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Report and Accounts and the Report of the Board in relation to remuneration policy and practice. As described on page 54, this includes responsibility for preparing the accounts in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the accounts give a true and fair view and whether the accounts and the part of the Report of the Board in relation to remuneration policy and practice to be audited have been properly prepared in accordance with the Companies Act 1985.

We also report to you if, in our opinion, the directors' report is not consistent with the accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the statement on pages 52 to 53 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and Accounts, including the corporate governance statement and the unaudited part of the Report of the Board in relation to remuneration policy and practice, and consider whether it is consistent with the audited accounts. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts and the part of the Report of the Board in relation to remuneration policy and practice to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts and the part of the Report of the Board in relation to remuneration policy and practice to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts and the part of the Report of the Board in relation to remuneration policy and practice to be audited.

Opinion

In our opinion:

- the accounts give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2003 and of the profit of the Group for the year then ended; and
- the accounts and the part of the Report of the Board in relation to remuneration policy and practice to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
Edinburgh
24 February 2004

Accounting Policies

Accounting Convention

The accounts have been prepared under the historical cost convention in compliance with the special provisions of Part VII of the Companies Act 1985 applicable to banking groups modified by the revaluation of items held for trading purposes and the revaluation of investment properties. The accounts have been prepared in accordance with applicable accounting standards and pronouncements of the Urgent Issues Task Force ("UITF") and in accordance with applicable Statements of Recommended Practice, being those issued by the British Bankers' Association and the Finance and Leasing Association.

Accounting policies are reviewed regularly to ensure they are the most appropriate to the circumstances of the Group for the purposes of giving a true and fair view.

Changes in Accounting Policy

Own shares held for the purpose of satisfying obligations arising from certain share based compensation schemes amount to £15 million at 31 December 2003 (2002 – £17 million). Previously, these were presented within other assets and as own shares within the consolidated and company balance sheets, respectively. Own shares held by the long-term assurance business policyholders' fund amount to £37 million (2002 – £33 million). Previously, these were presented within long-term assurance assets attributable to policyholders within the consolidated balance sheet. In accordance with UITF Abstract 37 "Purchases and sales of own shares" and UITF Abstract 38 "Accounting for ESOP trusts" these shares have been reclassified and are now shown within other reserves as a deduction from Shareholders' Funds.

Basis of Consolidation

i. Consolidation

The consolidated accounts include the results of the Company and its subsidiary undertakings. The accounts of all principal subsidiary undertakings are made up to 31 December. The value of the long-term assurance business attributable to shareholders and the assets and liabilities attributable to policyholders are presented separately on the consolidated balance sheet from those of other businesses in order to reflect the different nature of the shareholders' and policyholders' interests therein.

ii. Associated Undertakings (including Joint Ventures)

The Group's share in associated undertakings is stated in the consolidated balance sheet at the Group's share of their net tangible assets plus attributable goodwill. Joint ventures in which the Group has a long-term interest and shares control under a contractual agreement with other parties are accounted for using the gross equity method. The attributable share of results of other associated undertakings, generally based on audited accounts, is included in consolidated profit using the equity method of accounting.

iii. Goodwill

The excess of the fair value of purchase consideration over the fair value of net assets at the date of acquisition of subsidiary undertakings, associated undertakings (including joint ventures) and other businesses arising on acquisitions after 31 December 1997 is capitalised. This goodwill is amortised by equal instalments over its estimated useful life, not exceeding 20 years.

Goodwill arising on acquisitions prior to 1 January 1998 was written off to reserves in the year in which it arose and has not been reinstated, as permitted by Financial Reporting Standard ("FRS") 10 "Goodwill and Intangible Assets". On the disposal of subsidiary undertakings and other businesses any related goodwill charged directly to reserves prior to 1 January 1998 is reinstated and included in the calculation of the profit or loss on disposal.

Goodwill carried in the consolidated balance sheet is subject to impairment review when events or changes in circumstances indicate that the carrying amount may not be recoverable and is written down by the amount of any impairment loss identified in the year. Impairment charges, if any, are included within goodwill amortisation.

Long-term Assurance Business

The Group accounts for the income from its long-term assurance business using the embedded value basis. The income represents the change in the surplus attributable to the Group, including minority interests, and the net present value of the in-force business. The value is a prudent estimate of the net present value of future cash flows attributable to the shareholders, based on the market value of the assets at the balance sheet date, using assumptions which reflect experience and a long-term outlook for the economy and then discounting at an appropriate risk discount rate.

General Insurance Business

The Group both underwrites and acts as intermediary in the sale of general insurance products. For each general insurance policy underwritten, premiums (net of refunds) are credited to net operating income over the duration of the insurance policy. Premiums received relating to future accounting periods are deferred as accruals and deferred income and credited to net operating income when earned.

The cost of claims notified but not settled and claims incurred but not reported at the balance sheet date are estimated and provided for. Estimates are based upon an assessment of the likely costs taking account of all known facts. Where the outcome of outstanding cases is unclear, statistical techniques are used which take into account the cost of recent similar claim settlements. Claims equalisation provisions are calculated in accordance with relevant legislation and guidance.

Where the Group acts as intermediary, commission income net of provisions for expected future policy cancellations and claims handling is credited to fees and commissions at the commencement of each insurance policy.

Loans and Advances

Loans and advances are held at cost less provisions.

Specific provisions are made for advances that are recognised to be bad or doubtful. Specific provisions are assessed on a case by case basis or, where this is not practical, as part of a portfolio of similar advances using loan loss estimation models. A general provision, to cover advances that are latently bad or doubtful, but not yet identified as such, is also maintained based on loan loss estimation models. The models reflect the historical loan loss experience relevant to the particular market segment or product and include adjustments for economic and business climate factors and management experience.

Provisions made during the year are charged to the profit and loss account, net of recoveries. If the collection of interest is considered doubtful, it is suspended and excluded from interest income in the profit and loss account. Provisions and suspended interest are written off to the extent that there is no longer any realistic prospect of recovery.

Securitisation

Loans and advances to customers include advances that are subject to non-returnable finance arrangements following securitisation of portfolios of mortgages and other advances. The principal benefits of these advances were acquired by special purpose securitisation companies which fund their purchase primarily through the issue of floating rate notes. In accordance with FRS 5, "Reporting the Substance of Transactions", the proceeds of these note issues are shown as a deduction from the securitised assets on the face of the balance sheet.

Finance Leases, Instalment Credit and Operating Leases

Assets leased to customers which transfer substantially all the risks and rewards of ownership to the customer are classified as finance leases and, together with instalment credit agreements, are recorded within loans and advances to customers or loans and advances to banks. The net investment in finance leases and instalment credit agreements represents total minimum payments less gross earnings allocated to future periods. Obligations under finance leases with third party lessors are included in customer accounts.

All other assets leased to customers are classified as operating leases. These assets are separately disclosed in the balance sheet and are recorded at cost less aggregate depreciation.

Income from finance leases and instalment credit agreements is credited to interest receivable using an actuarial method to give a constant periodic return on the net cash investment. Operating lease rentals are recognised in other operating income on a straight line basis with depreciation charged using an actuarial method to give a constant periodic return on the net cash investment.

Unguaranteed residual values in respect of both finance lease and operating lease assets are reviewed regularly and any impairments identified are charged to operating expenses.

Debt Securities

(i) Debt securities and other fixed interest securities held for trading are included at market value with gains or losses included in dealing profits. The difference between the cost and market value of securities held for trading is not disclosed as its determination is not practicable.

(ii) Debt securities and other fixed interest securities held for the longer term are included at cost less amounts written off and adjusted for the amortisation of premiums or discounts arising on purchase of investments redeemable at fixed dates. Such premiums or discounts are taken to interest receivable on a straight line basis over the period to redemption. The use of a straight line basis does not result in a material difference to the amount of amortisation taken to interest receivable compared to the amortisation had a level gross yield basis been used. Gains or losses on realisation are recorded in other operating income as they arise.

(iii) Debt securities sold subject to repurchase agreements are retained within the balance sheet where the Group retains substantially all of the risks and rewards of ownership. Funds received under these arrangements are included within deposits by banks or customer accounts. Conversely, debt securities acquired under commitments to resell are not recognised in the balance sheet as debt securities where substantially all the risks and rewards do not pass to the Group. In this case, the purchase price is included within loans and advances to banks or loans and advances to customers. The difference between sale and repurchase prices for such transactions is reflected in the profit and loss account over the lives of the transactions, within interest payable or interest receivable as appropriate.

Equity Shares

Equity shares held for investment are stated at cost less amounts written off. Income from listed equity shares is credited to other operating income on the ex-dividend date and from unlisted equity shares on an equivalent basis.

Investment Properties

Investment properties are accounted for in accordance with Statement of Standard Accounting Practice ("SSAP") 19, "Accounting for Investment Properties" and are revalued annually to open market value. Changes in market value are reflected in the revaluation reserve except when an impairment is deemed to be permanent, when the loss is charged directly against the current year's profit.

No depreciation is provided in respect of investment properties. This treatment is a departure from the requirements of the Companies Act 1985 which requires all properties to be depreciated. However, the Directors consider that these properties are not held for consumption but for investment and that to depreciate them would not give a true and fair view. The amount of depreciation which might otherwise have been charged cannot be separately identified or quantified as it is not practical to assess the estimated useful lives for investment properties.

Tangible Fixed Assets and Depreciation

Freehold land is not depreciated. Freehold and leasehold property, other than freehold investment properties, is stated at cost and depreciated over 50 years or the length of the lease term if shorter. Improvements to leasehold properties with unexpired lease terms of 50 years or less are stated at cost and are depreciated in equal instalments over the lesser of the remaining life of the lease or eight years. Premiums are amortised over the period of the lease.

The cost of equipment, including fixtures and fittings, vehicles and computer hardware, less estimated residual value, is written off in equal instalments over the expected lives of the assets, generally between three and fifteen years. Software development costs which lead to the creation of a definable software asset, subject to a de minimis limit, are capitalised and depreciated over their expected lives, generally four years.

Provision is made for the diminution in value of any tangible fixed asset where impairment is identified. The resulting net book value of the asset is written off over its remaining expected economic life. Impairment charges are included within operating expenses.

Taxation

Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date (except as otherwise required by FRS 19), based on the corporation tax rate expected when the timing differences reverse.

Dated and Undated Loan Capital

Dated and undated loan capital is included at the nominal value adjusted for premiums, discounts and expenses, all of which are amortised evenly over the period to redemption or reset. This does not result in a material difference to the amount of amortisation had a level gross yield basis been used.

Interest Receivable and Payable

Interest receivable and payable is recognised in the profit and loss account on an accruals basis.

Fees and Commissions

Arrangement fees and commissions receivable for the continuing servicing of loans and advances are recognised on the basis of work done. Those receivables in respect of bearing risk, including premiums received by the Group on high loan to value mortgages, are recognised on a straight line basis over the expected period of the advance or risk exposure. Other fees are recognised when receivable.

Fees and commissions payable to third parties are normally charged to the profit and loss account as incurred. For certain categories of business, fees are amortised over a period not exceeding four years.

Mortgage Incentives

All costs associated with mortgage incentive schemes are charged in full in the year in which the expense is incurred.

Retirement Benefits

The cost of providing retirement pensions and related benefits is charged against profits on a systematic basis over the employees' service lives in accordance with SSAP 24 "Accounting for pension costs".

Foreign Currencies

Assets, liabilities and profit and loss accounts are translated at the rates of exchange ruling on the balance sheet date or at the forward exchange rate, as appropriate. Exchange differences arising on the translation of foreign equity investments are taken to reserves and are offset by corresponding differences arising on the translation of related borrowing. All other exchange differences are included in dealing profits.

Collateral and Netting

The Group nets loans, deposits and derivative transactions where it enters into master agreements with counterparties to ensure that if an event of default occurs all amounts outstanding with these counterparties will be settled on a net basis. Where the master agreements are collateralised, the collateral will take the form of a lien over the counterparty's assets thereby enabling the Group to claim on these assets in respect of existing and future liabilities.

Derivatives

Derivative financial instruments used for trading and non-trading purposes include interest rate swaps, cross currency swaps, futures, options, forward rate agreements and caps, floors and collars.

(i) Trading derivatives, which include customer driven and proprietary transactions and hedges thereof, are carried in the accounts at fair value with gains or losses included in dealing profits. The fair value is based on quoted market prices. Where representative market prices are not available, the fair value is determined from appropriate financial models using the actual or modelled cash flows. Fair value adjustments are made, where appropriate, to cover credit risk, liquidity risk and future administrative costs.

(ii) Non-trading derivatives, which are used primarily as a risk management tool for hedging interest rate and foreign exchange rate risk arising on on-balance sheet assets and liabilities, are accounted for on the same basis as the underlying items being hedged.

In order to qualify as a hedge, a derivative must effectively reduce any risk inherent in the hedged item from potential movements in interest rates, exchange rates and market values. Changes in the fair value of the derivative must be highly correlated with changes in the fair value of the underlying hedged item over the life of the hedge contract. Gains and losses on instruments used for hedging purposes are not recognised until the exposure that is being hedged is itself recognised. Where a hedge transaction is terminated early, any profit or loss is spread over the remainder of the original life of the hedge contract. In other circumstances, where the underlying item subject to the hedge is extinguished, the hedge transaction is measured at fair value and any profit or loss is recognised immediately.

Consolidated Profit and Loss Account

	Notes		2003 £ million		2002 £ million
Interest receivable					
Interest receivable and similar income arising from debt securities			**649**		882
Other interest receivable and similar income			**17,578**		15,809
			18,227		16,691
Interest payable			**(12,768)**		(11,921)
Net interest income			**5,459**		4,770
Fees and commissions receivable			**2,586**		2,157
Fees and commissions payable			**(847)**		(672)
Dealing profits	1		**172**		154
General insurance premium income			**360**		320
Income from long-term assurance business	27		**525**		233
Other operating income			**691**		584
Net operating income (all from continuing operations)	1		**8,946**		7,546
Administrative expenses	2, 3	**(3,363)**		(3,128)	
Depreciation and amortisation					
Tangible fixed assets	23	**(283)**		(259)	
Operating lease assets	24	**(344)**		(289)	
Goodwill amortisation	22	**(97)**		(86)	
		(724)		(634)	
Operating expenses			**(4,087)**		(3,762)
General insurance claims			**(99)**		(79)
Provisions for bad and doubtful debts	17		**(1,025)**		(832)
Amounts written off fixed asset investments	18, 19		**(29)**		(24)
Operating profit (all from continuing operations)			**3,706**		2,849
Before exceptional items		**3,825**		3,002	
Exceptional items	3	**(119)**		(153)	
Share of operating profits of joint ventures			**31**		8
Share of operating profits of other associated undertakings			**29**		27
Profit on disposal of business					25
Profit on ordinary activities before taxation			**3,766**		2,909
Before exceptional items		**3,885**		3,062	
Exceptional items	3	**(119)**		(153)	
Tax on profit on ordinary activities	9		**(1,091)**		(835)
Profit on ordinary activities after taxation			**2,675**		2,074
Before exceptional items		**2,759**		2,186	
Exceptional items	3	**(84)**		(112)	
Minority interests (equity)			**(67)**		(35)
(non-equity)			**(156)**		(123)
Profit attributable to shareholders			**2,452**		1,916
Dividends	10				
Ordinary		**1,183**		1,140	
Preference		**37**		37	
			1,220		1,177
Retained profit of the year	11		**1,232**		739
Underlying earnings per share	12		**68.5p**		56.1p
Basic earnings per share	12		**63.6p**		50.6p
Diluted earnings per share	12		**63.2p**		50.2p

It is estimated that Group profit on ordinary activities before taxation and retained profit of the year calculated solely on a historical cost basis would not differ materially from those stated in the Consolidated Profit and Loss Account above.

The statement of accounting policies on pages 75 to 77 and the notes on pages 83 to 120 form part of these accounts.

Consolidated Balance Sheet

	Notes		2003 £ million		2002 Restated £ million
Assets					
Cash and balances at central banks			**1,381**		1,373
Items in course of collection			**854**		1,093
Treasury bills and other eligible bills	13		**8,064**		5,964
Loans and advances to banks	14		**15,948**		11,838
Loans and advances to customers		**283,528**		240,879	
Less: non-returnable finance	15	**(17,146)**		(6,564)	
	15		**266,382**		234,315
Debt securities	18		**51,490**		44,324
Equity shares	19		**216**		223
Interests in joint ventures					
Share of gross assets		**4,559**		3,674	
Share of gross liabilities		**(4,295)**		(3,393)	
	20 (i)		**264**		281
Interests in other associated undertakings	20 (ii)		**192**		172
Intangible fixed assets	22		**1,675**		1,434
Tangible fixed assets	23		**1,707**		1,671
Operating lease assets	24		**2,987**		2,625
Other assets	26		**7,602**		7,417
Prepayments and accrued income			**1,887**		1,458
Long-term assurance business attributable to shareholders	27		**3,950**		3,544
			364,599		317,732
Long-term assurance assets attributable to policyholders	27		**43,814**		37,298
Total Assets			**408,413**		355,030
Liabilities					
Deposits by banks	28		**40,757**		45,637
Customer accounts	29		**173,504**		150,221
Debt securities in issue	30		**99,858**		80,771
Notes in circulation			**814**		821
Corporate taxation			**366**		232
Dividends payable	10		**805**		754
Other liabilities	31		**11,760**		8,912
Accruals and deferred income			**4,970**		4,486
Provisions for liabilities and charges					
Deferred taxation	32 (i)	**662**		648	
Other provisions	32 (ii)	**205**		232	
			867		880
Subordinated liabilities					
Dated loan capital	33	**7,740**		5,690	
Undated loan capital	33	**5,142**		3,437	
			12,882		9,127
			346,583		301,841
Capital and Reserves					
Called up share capital	34				
Ordinary shares		**963**		946	
Preference shares (non-equity)		**400**		400	
		1,363		1,346	
Share premium account	35	**1,345**		1,292	
Other reserves	35	**462**		446	
Profit and loss account	35	**12,198**		10,635	
Shareholders' funds (including non-equity interests)	36		**15,368**		13,719
Minority interests (equity)			**257**		436
Minority and other interests (non-equity)	37		**2,354**		1,703
			17,979		15,858
			364,562		317,699
Long-term assurance liabilities attributable to policyholders			**43,851**		37,331
Total Liabilities			**408,413**		355,030

	Notes	2003 £ million	2002 £ million
Memorandum Items	38		
Contingent liabilities			
Acceptances and endorsements		**130**	157
Guarantees and assets pledged as collateral security		**3,484**	2,672
		3,614	2,829
Commitments			
Other commitments		**68,127**	56,490

Approved by the Board on 24 February 2004 and signed on its behalf by:

Lord Stevenson	A J Hobson	J R Crosby	M H Ellis
Chairman	*Chairman of Audit Committee*	*Chief Executive*	*Group Finance Director*

The statement of accounting policies on pages 75 to 77 and the notes on pages 83 to 120 form part of these accounts.

Company Balance Sheet

	Notes		2003 £ million		2002 Restated £ million
Fixed Assets					
Investments					
Interests in Group undertakings	21		**14,383**		10,040
Unlisted investments			**13**		13
			14,396		10,053
Current Assets					
Debtors					
Amounts owed by Group undertakings		**9,667**		4,910	
Dividends receivable		**915**		3,821	
Other debtors		**42**		27	
		10,624		8,758	
Current Liabilities					
Creditors: Amounts falling due within one year					
Amounts owed to Group undertakings		**9,817**		8,657	
Dividends payable	10	**805**		754	
Accruals		**43**		13	
Other liabilities	31	**386**		322	
		11,051		9,746	
Net Current Liabilities			**(427)**		(988)
Total Assets Less Current Liabilities			**13,969**		9,065
Creditors: Amounts falling due after more than one year					
Subordinated liabilities					
Dated loan capital	33	**2,503**		515	
Undated loan capital	33	**4,520**		2,131	
			7,023		2,646
Net Assets			**6,946**		6,419
Capital and Reserves					
Called up share capital	34				
Ordinary shares		**963**		946	
Preference shares (non-equity)		**400**		400	
			1,363		1,346
Other reserves	35		**(15)**		(17)
Share premium account	35		**1,345**		1,292
Profit and loss account	35		**4,253**		3,798
Shareholders' Funds	36		**6,946**		6,419

Approved by the Board on 24 February 2004 and signed on its behalf by:

Lord Stevenson	A J Hobson	J R Crosby	M H Ellis
Chairman	Chairman of Audit Committee	Chief Executive	Group Finance Director

The statement of accounting policies on pages 75 to 77 and the notes on pages 83 to 120 form part of these accounts.

Consolidated Statement of Total Recognised Gains and Losses

For the year ended 31 December 2003

	2003 £ million	2002 £ million
Profit attributable to shareholders	**2,452**	1,916
Revaluation of investment property	**1**	
Exchange translation	**17**	4
Total recognised gains and losses in the year	**2,470**	1,920

Consolidated Cash Flow Statement

For the year ended 31 December 2003

	Notes	**2003 £ million**	2002 £ million
Net cash inflow/ (outflow) from operating activities	46	**7,928**	(994)
Dividends received from joint ventures		**57**	48
Dividends received from other associated undertakings		**3**	2
Returns on investments and servicing of finance	47(i)	**(782)**	(700)
Taxation		**(708)**	(445)
Capital expenditure and financial investment	47(ii)	**(6,302)**	2,211
Acquisitions and disposals	47(iii)	**(625)**	(114)
Equity dividends paid		**(801)**	(782)
Net cash outflow before financing		**(1,230)**	(774)
Financing	47(iv)	**4,350**	2,531
Increase in cash	49	**3,120**	1,757

The statement of accounting policies on pages 75 to 77 and the notes on pages 83 to 120 form part of these accounts.

Notes on the Accounts

1. Net Operating Income

	2003	2003 £ million	2002	2002 £ million
Net operating income includes:				
Mortgage incentives		**(1,326)**		(1,106)
Interest payable on subordinated liabilities		**(650)**		(518)
Dealing profits				
Foreign exchange	**61**		59	
Interest related	**111**	**172**	95	154
Finance lease rental income		**793**		726
Operating lease rental income		**541**		468
Profit on sale of investment securities		**43**		37
Dividend income from equity shares		**8**		6

Dealing profits arise from the Group's trading book. The types of instrument in which the Group trades are as set out in Note 39.

2. Administrative Expenses

	Notes	**2003 £ million**	2002 £ million
Administrative expenses (excluding exceptional items) includes:			
Staff costs	4	**1,755**	1,552
Property rentals		**145**	128
Hire of equipment		**35**	25

The Group operates Inland Revenue approved Savings-Related Share Option Schemes in respect of which it relies on the exemption under UITF Abstract 17. Accordingly no cost has been recognised on the grant of Savings-Related Share Options.

3. Exceptional Items

Included within administrative expenses, exceptional costs have been charged as follows:

	2003 £ million	2002 £ million
HBOS merger integration costs	**119**	153
Tax effect	**(35)**	(41)
	84	112

The HBOS merger integration costs cover the costs of integrating and reorganising Bank of Scotland Group and Halifax Group following merger.

4. Staff

	2003 Number	2002 Number
The average number of persons employed by the Group during the year was:		
Full time	**51,047**	48,180
Part time	**16,411**	15,802
	67,458	63,982

	2003 £ million	2002 £ million
The aggregate remuneration payable to those employees comprises:		
Wages and salaries	**1,653**	1,531
Social security costs	**152**	126
Other pension costs (Note 8)	**155**	92
Other post-retirement benefits (Note 8)	**3**	2
	1,963	1,751
Less: long-term assurance business staff costs	**(208)**	(199)
Staff costs charged to administrative expenses	**1,755**	1,552

Staff costs in respect of long-term assurance business are not charged to administrative expenses but are taken into account in determining the income from long-term assurance business.

5. Directors' Remuneration

	2003 £000	2002 £000
Total emoluments	**6,454**	7,153
Total potential pre-tax gains on share options exercised	**7**	1
Total value of shares vested under long-term incentive schemes	**3,619**	

Retirement benefits accrued to 7 Directors (2002 – 8) under pension schemes in the year to 31 December 2003.

A detailed analysis of Directors' emoluments, pension entitlements, share interests, share options and shares received under long-term incentive schemes is given on pages 55 to 72 in the Report of the Board in relation to remuneration policy and practice.

6. Auditors' Remuneration

The aggregate remuneration of KPMG Audit Plc and its associates for audit and other services (excluding VAT) is analysed below.

	2003 Within UK £ million	2003 Outwith UK £ million	2003 Total £ million	2002 Within UK £ million	2002 Outwith UK £ million	2002 Total £ million
Group						
Statutory audits	**3.7**	**0.6**	**4.3**	3.1	0.6	3.7
As auditors or reporting accountants	**2.4**	**0.2**	**2.6**	3.3	0.3	3.6
	6.1	**0.8**	**6.9**	6.4	0.9	7.3
Accounting, advisory and consultancy	**1.3**	**0.4**	**1.7**	2.8	0.1	2.9
Tax advisory	**0.6**	**0.3**	**0.9**	0.8	0.2	1.0
Merger and acquisitions				0.5		0.5
	8.0	**1.5**	**9.5**	10.5	1.2	11.7

In respect of the Company, statutory audit fees were £15,000 (2002 – £10,000), and other fees were £153,000 (2002 – £181,000 including £76,000 in respect of the merger). All fees are within the UK.

Non-audit fees include £0.5 million which has been capitalised by the Group in the year ended 31 December 2003 (2002 – £0.7 million).

For 2003, the Audit Committee established a £2.5 million limit for accounting, advisory and consultancy work undertaken by KPMG Audit Plc.

7. Operating Leases

				Group
	2003 Property £ million	**2003 Other £ million**	2002 Property £ million	2002 Other £ million
There are commitments to make payments in the following year in respect of non-cancellable operating leases which expire:				
within 1 year	**2**	**2**	3	2
between 1 and 5 years	**19**	**23**	19	35
after 5 years	**106**	**4**	106	2
	127	**29**	128	39

8. Pension Costs

The Group operates several pension schemes. The principal defined benefit schemes are the Halifax Retirement Fund and the Bank of Scotland 1976 Pension Scheme (together, "the Schemes"), which are funded schemes. These Schemes cover 89 per cent of the Group's pensionable employees in schemes providing defined benefits, based on final pensionable salary. The assets of the Schemes are held in Trust Funds which are independent of the Group's own assets.

In determining the level of contributions required to be made to the Schemes and the relevant charges to the Group's profit and loss account, the Group has been independently advised by Watson Wyatt LLP, Actuaries and Consultants. The most recently published formal valuations of the Halifax Retirement Fund and the Bank of Scotland 1976 Pension Scheme were carried out as at 31 March 2003 and 31 December 2001, respectively. The financial assumptions are derived based upon the economic conditions prevailing at the date of valuation. The different assumptions between the two Schemes are as a consequence of their differing valuation dates. The main financial assumptions adopted for these calculations were as follows:

	Halifax Retirement Fund Rates per annum	Bank of Scotland 1976 Pension Scheme Rates per annum
Future price inflation	2.50 per cent	2.50 per cent
Return on new investments	6.75 per cent	6.60 per cent
Return on existing investments	7.10 per cent	6.00 per cent
Increases in earnings[1]	3.50[3] per cent	3.50 per cent
Increases in pensions[2]	3.25[4] per cent	2.50 per cent

Notes:

(1) In addition to the general assumed rate of salary increases, there is a separate assumed salary scale of increases due to promotions and increasing seniority.

(2) The pension increase is on the excess over the Guaranteed Minimum Pension.

(3) This assumption applies for the first five years and thereafter 4% pa is assumed.

(4) The pension increase assumption reflects the guaranteed minimum increase of 3% pa applying in the Halifax Retirement Fund.

The pension costs for accounting purposes have been calculated using the same assumptions as those adopted for the formal valuations with the exception that note (3) above does not apply.

The following disclosures are based on these assumptions using the projected unit method of valuation:

	Halifax Retirement Fund	Bank of Scotland 1976 Pension Scheme
Effective date of valuation	31/3/2003	31/12/2001
Market value of assets	£1,339m	£1,409m
Asset cover level	85 per cent	98 per cent
Regular pension charge (as a percentage of pensionable salaries)	15.0 per cent*	15.9 per cent

* This charge will reduce to 12.9% from April 2004 following a change to the scheme rules to remove a 3% pa minimum pension increase.

8. Pension Costs continued

The asset cover levels disclosed in the previous table represent the ratios of the respective Schemes' assets to the value of the benefits that had accrued to members and pensioners at the valuation dates after allowing for expected future increases in earnings and pensions.

The regular pension charges have been adjusted by spreading surplus assets or shortfalls in each of the Schemes over the average future working lifetimes of the memberships (15 years for the Halifax Retirement Fund and 16 years for the Bank of Scotland 1976 Pension Scheme) by fixed capital instalments plus interest on the reducing balances. These elements, together with interest on the opening balance sheet positions result in a charge of £74 million (2002 – £12 million) in respect of the Halifax Retirement Fund and £56 million (2002 – £54 million) in respect of the Bank of Scotland 1976 Pension Scheme. Included within the Bank of Scotland 1976 Pension Scheme charge is an exceptional charge of £1 million (2002 – £1 million). The increase in the current pension cost for the Halifax Retirement Fund reflects the formal triennial valuation at 31 March 2003.

Contributions to the Schemes of £138 million were paid over the period. As contributions differed from the amount charged in the Profit and Loss Account a pension prepayment of £36 million (2002 – £35 million) in respect of the Halifax Retirement Fund and a provision of £75 million (2002 – £82 million) for future contributions in respect of the Bank of Scotland 1976 Pension Scheme are included in the Balance Sheet. This leads to an aggregate provision of £39 million (2002 – £47 million). The Group currently contributes to the Halifax Retirement Fund at a rate of 15.1% of pensionable salaries, plus 0.3% of life assurance only members' pensionable salaries plus additional lump sum payments of £2.5 million per month and to the Bank of Scotland 1976 Pension Scheme at a rate of 16.6% of pensionable salaries.

The pension costs charged in the Profit and Loss Account include £26 million (2002 – £27 million) relating to schemes other than the Schemes. These costs are net of an amount of £6 million (2002 – £7 million) in respect of The Equitable Pension and Life Assurance Scheme ("The Equitable Pension Scheme") which The Equitable is obliged to reimburse to the Group.

Other Post-Retirement Benefits

The Group also provides post-retirement health care benefits and concessionary rate mortgages for certain pensioners and dependent spouses. An independent actuarial review as at 31 December 2003 estimated the present value of the accumulated other post-retirement benefit obligations at £40 million for the Group (2002 – £38 million). The main additional financial assumption used was that over the long-term the rate of increase in health care costs would be 6.75% per annum, being 4.25% per annum higher than the rate of inflation. The charge for the year ended 31 December 2003 for other post-retirement benefits was £3 million (2002 – £2 million). Included in provisions for liabilities and charges is £37 million (2002 – £35 million) which represents the accrued amount for other post-retirement benefits.

FRS 17

Under the transitional arrangements of FRS 17 the Group continues to account for retirement benefits in accordance with SSAP 24 as detailed above. The following additional disclosures under FRS 17 are required by way of narrative only.

The actuarial valuations used in assessing the FRS 17 disclosures are:

- the Halifax Retirement Fund valuation as at 31 March 2003
- the Bank of Scotland 1976 Pension Scheme valuation as at 31 December 2001

These are the principal schemes for the Group but additional FRS 17 disclosure has been provided for all other defined benefit schemes within the Group. These are detailed below under the heading "Other Schemes".

For the Schemes and Other Schemes, each actuarial valuation is updated by qualified actuaries, principally Watson Wyatt LLP, to take account of the requirements of FRS 17 and to assess the assets and liabilities of the schemes as at 31 December 2003. Scheme assets are stated at their market value at 31 December 2003.

The liabilities of the Schemes and Other Schemes under FRS 17 were calculated using the Projected Unit method using the following financial assumptions:

	Rates per annum 31 December 2003	Rates per annum 31 December 2002	Rates per annum 31 December 2001
Future price inflation	**2.8 per cent**	2.4 per cent	2.5 per cent
Discount rate	**5.6 per cent**	5.8 per cent	6.0 per cent
Increases in earnings[1]	**3.8 per cent**	3.4 per cent	3.5 per cent
Increases in pensions[2]	**2.8 per cent**	2.4 per cent	2.5 per cent

Notes:

(1) In addition to the general assumed rate of salary increases, there is a separate assumed salary scale of increases due to promotions and increasing seniority.

(2) The pension increase is on the excess over the Guaranteed Minimum Pension. Pensions which are guaranteed to increase at a rate of 3.0 per cent per annum have been assumed to increase at 3.25 per cent for the 2003 calculations (3.0 per cent for previous calculations).

The above rates apply to all Other Schemes with the exception of the schemes within Bank of Scotland (Ireland) Ltd, which are not significant.

The Schemes are closed to new entrants. Under the Projected Unit method, the current service cost will increase as members of the Schemes approach retirement.

8. Pension Costs continued

The assets of the Schemes and the expected rates of return were:

	Long-term Expected rate of return per annum at 31 Dec 2003	**Value at 31 Dec 2003 £ million**	Long-term Expected rate of return per annum at 31 Dec 2002	Value at 31 Dec 2002 £ million	Long-term Expected rate of return per annum at 31 Dec 2001	Value at 31 Dec 2001 £ million
Equities	**8.50 per cent**	**2,469**	8.50 per cent	2,157	7.75 per cent	2,715
Bonds	**5.20 per cent**	**303**	5.00 per cent	269	5.25 per cent	305
Property	**6.80 per cent**	**89**	6.80 per cent	82	6.50 per cent	88
Cash	**3.80 per cent**	**231**	3.80 per cent	84	4.50 per cent	88
Total market value of assets		**3,092**		2,592		3,196
Present value of liabilities of the Schemes		**4,325**		3,546		3,194
(Deficit)/surplus in the Schemes		**(1,233)**		(954)		2
Deferred tax asset		**370**		286		
Net pension (liability)/asset		**(863)**		(668)		2

The assets of the Other Schemes and the expected rates of return were:

	Long-term Expected rate of return per annum at 31 Dec 2003	**Value at 31 Dec 2003 £ million**	Long-term Expected rate of return per annum at 31 Dec 2002	Value at 31 Dec 2002 £ million	Long-term Expected rate of return per annum at 31 Dec 2001	Value at 31 Dec 2001 £ million
Equities	**8.50 per cent**	**436**	8.50 per cent	314	7.75 per cent	365
With-profits Investments	**5.60 per cent**	**106**	5.80 per cent	79	6.25 per cent	114
Bonds	**5.20 per cent**	**112**	5.00 per cent	124	5.25 per cent	76
Property	**6.80 per cent**	**18**	6.80 per cent	19	6.50 per cent	13
Cash	**3.80 per cent**	**12**	3.80 per cent	33	4.50 per cent	12
Total market value of assets		**684**		569		580
Present value of liabilities of the Other Schemes		**947**		751		607
Deficit in the Other Schemes		**(263)**		(182)		(27)
Deferred tax asset		**79**		55		8
Net pension liability		**(184)**		(127)		(19)

The above rates apply to all Other Schemes with the exception of the schemes within Bank of Scotland (Ireland) Ltd, which are not significant.

The movement in the (deficit)/surplus in the Schemes and Other Schemes ("Group Schemes") during the year can be analysed as follows:

	Year ended 31 December 2003			Year ended 31 December 2002		
	The Schemes £ million	**Other Schemes £ million**	**Total £ million**	The Schemes £ million	Other Schemes £ million	Total £ million
(Deficit)/surplus in the Group Schemes at beginning of year	**(954)**	**(182)**	**(1,136)**	2	(27)	(25)
Contributions paid	**138**	**49**	**187**	72	42	114
Current service cost	**(142)**	**(22)**	**(164)**	(128)	(22)	(150)
Past service cost	**(3)**	**(15)**	**(18)**	(16)	(6)	(22)
Other finance income	**6**	**(4)**	**2**	46	4	50
Actuarial loss	**(278)**	**(89)**	**(367)**	(930)	(173)	(1,103)
Deficit in the Group Schemes at end of year	**(1,233)**	**(263)**	**(1,496)**	(954)	(182)	(1,136)

8. Pension Costs continued

Components of defined benefit cost for the year

	Year ended 31 December 2003			Year ended 31 December 2002		
	The Schemes £ million	**Other Schemes £ million**	**Total £ million**	The Schemes £ million	Other Schemes £ million	Total £ million
Analysis of amount that would be charged to operating profit						
Current service cost	**142**	**22**	**164**	128	22	150
Past service cost	**3**	**15**	**18**	16	6	22
Total that would be charged to operating profit	**145**	**37**	**182**	144	28	172
Analysis of amount that would be credited to other finance income						
Interest on pension scheme liabilities	**202**	**44**	**246**	188	36	224
Expected return on assets in pension scheme	**(208)**	**(40)**	**(248)**	(234)	(40)	(274)
Net amount that would be credited to other finance income	**(6)**	**4**	**(2)**	(46)	(4)	(50)
Total potential profit and loss charge before deduction for tax	**139**	**41**	**180**	98	24	122
Analysis of amounts that would be recognised in Statement of Total Recognised Gains and Losses (STRGL)						
(Gain)/loss on scheme assets	**(236)**	**(48)**	**(284)**	829	163	992
Experience (gain)/loss on scheme liabilities	**(18)**	**24**	**6**	7	(8)	(1)
Loss on change of assumptions (financial and demographic)	**532**	**113**	**645**	94	18	112
Total potential loss recognised in STRGL before tax	**278**	**89**	**367**	930	173	1,103

History of experience gains and losses

	Year ended 31 December 2003			Year ended 31 December 2002		
	The Schemes	**Other Schemes**	**Total**	The Schemes	Other Schemes	Total
(Gain)/loss on scheme assets						
Amount (£ million)	**(236)**	**(48)**	**(284)**	829	163	992
% of scheme assets at end of year	**8%**	**7%**	**8%**	32%	29%	31%
Experience (gain)/loss on scheme liabilities						
Amount (£ million)	**(18)**	**24**	**6**	7	(8)	(1)
% of scheme liabilities at end of year	**0%**	**3%**	**0%**	0%	1%	0%
Total potential loss recognised in STRGL before tax						
Amount (£ million)	**278**	**89**	**367**	930	173	1,103
% of scheme liabilities at end of year	**6%**	**9%**	**7%**	26%	23%	26%

Included within Other Schemes is The Equitable Pension Scheme. At 31 December 2003, under FRS 17, a deficit of £55 million (2002 – £51 million) and a profit and loss charge of £22 million (2002 – £14 million) would arise. The Equitable is, however, obliged to reimburse the Group for certain excess costs of funding this scheme. The contributions to Other Schemes referred to above are those paid by the Group and do not take account of amounts to be reimbursed by The Equitable.

8. Pension Costs continued

Other Post-Retirement Benefits

An independent actuarial review as at 31 December 2003 estimated the present value of the accumulated other post-retirement benefit obligations under FRS 17 at £44 million (2002 – £40 million) for the Group. There are no assets backing these obligations, and hence the notional balance sheet provision under FRS 17 is also £44 million (2002 – £40 million). The notional charge in relation to these benefits amounted to £3 million (2002 – £3 million). The main additional financial assumption used was that the long-term rate of increase in health care costs would be 5.6% per annum, which is in line with the discount rate.

9. Taxation

	2003 £ million	2002 £ million
UK Corporation Tax at 30 per cent (2002 – 30 per cent)	**737**	519
Relief for overseas taxation	**(21)**	(17)
	716	502
Tax relating to change in value of long-term assurance business (Note 27)	**103**	51
	819	553
Overseas taxation	**120**	107
Share of joint ventures' taxation	**24**	12
Share of other associated undertakings' taxation	**6**	5
Total current corporation tax	**969**	677
Deferred taxation (Note 32(i))	**122**	158
Tax on profit on ordinary activities	**1,091**	835

The tax assessed for the year is lower than the standard rate of corporation tax in the UK (30 per cent). The differences are explained below:

	2003 £ million	2002 £ million
Profit on ordinary activities before taxation	**3,766**	2,909
Profit on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30 per cent (2002 – 30 per cent)	**1,130**	873
Effects of:		
Expenses not deductible for tax purposes	**72**	50
Capital allowances in excess of depreciation	**(151)**	(154)
Net effect of differing tax rates overseas	**(47)**	(28)
Book gains covered by capital losses/indexation	**(1)**	(5)
Deductible interest on innovative tier 1 capital	**(43)**	(33)
Differing tax rates for life assurance business	**(40)**	(3)
Expenditure qualifying for capital allowances		6
Amounts written off fixed asset investments	**(1)**	10
Tax deductible contributions to Qualifying Employee Share Trust		(4)
Other timing differences	**62**	(18)
Adjustments in respect of previous periods	**(14)**	(15)
Others	**2**	(2)
Current corporation tax charge for year	**969**	677

10. Dividends

		2003 £ million		2002 £ million
Ordinary dividend				
Interim dividend of 10.3p per ordinary share (2002 – 9.8p)	**395**		370	
Proposed final dividend of 20.6p per ordinary share (2002 – 19.6p)	**793**		742	
Adjustments	**(5)**		28	
		1,183		1,140
Preference dividends paid	**25**		25	
payable	**12**		12	
		37		37
		1,220		1,177

The adjustment in 2003 of £5 million (2002 – £4 million) results from the waiver of dividends by the No.1 Employee Share Ownership Trust and the HBOS Qualifying Employee Share Ownership Trust which took place subsequent to the dividends being accrued but before the ex-dividend date. An additional adjustment in 2002 of £32 million arose from the 2001 final dividend payable in respect of 172.5 million ordinary shares issued by means of a share placing subsequent to the dividends being accrued.

11. Retained Profit

	2003 £ million	2002 £ million
The profit of the Group has been retained by:		
HBOS plc	**124**	3,494
Subsidiary undertakings	**1,138**	(2,723)
	1,262	771
Joint ventures and other associated undertakings	**(30)**	(32)
	1,232	739

By virtue of the exemption contained within Section 230 of the Companies Act 1985, the Profit and Loss Account of the Company is not presented. Of the Profit attributable to shareholders, £1,344 million (2002 – £4,671 million) has been dealt with in the accounts of the Company.

12. Earnings per Ordinary Share

Basic and diluted earnings per Ordinary Share are based upon Group profit attributable to Ordinary Shareholders of £2,415 million (2002 – £1,879 million). The underlying earnings per Ordinary Share are based upon Group profit attributable to Ordinary Shareholders (before exceptional items and goodwill amortisation but after tax) of £2,602 million (2002 – £2,083 million). For the basic and underlying earnings per Ordinary Share the weighted average number of 25p Ordinary Shares of 3,800 million (2002 – 3,716 million) is used and for the diluted earnings per Ordinary Share the weighted average number of actual and potential 25p Ordinary Shares of 3,823 million (2002 – 3,743 million) is used. Group profit attributable to Ordinary Shareholders equals profit attributable to shareholders of £2,452 million (2002 – £1,916 million) less preference dividends of £37 million (2002 – £37 million). The weighted average number of actual and potential Ordinary Shares in issue is detailed below:

	2003 Number million	2002 Number million
Actual weighted average number of shares in issue	**3,800**	3,716
Adjustment for weighted average number of shares on which options have been granted but not yet exercised	**23**	27
Potential weighted average number of shares in issue	**3,823**	3,743

The calculation of the underlying earnings per Ordinary Share, noted below, has been included to enable shareholders to assess the underlying trading performance.

	2003 pence	2002 pence
Basic earnings per share	**63.6**	50.6
Exceptional items	**2.2**	3.0
Goodwill amortisation	**2.7**	2.5
Underlying earnings per share	**68.5**	56.1

13. Treasury Bills and Other Eligible Bills

				Group
		2003		2002
	Book Value £ million	**Market Value £ million**	Book Value £ million	Market Value £ million
Investment securities				
Treasury bills and similar securities	**6,226**	**6,224**	3,704	3,707
Other eligible bills	**387**	**390**	302	303
	6,613	**6,614**	4,006	4,010
Other securities				
Treasury bills and similar securities	**1,315**	**1,315**	1,118	1,118
Other eligible bills	**136**	**136**	840	840
	1,451	**1,451**	1,958	1,958
	8,064	**8,065**	5,964	5,968

The movement on treasury bills and other eligible bills held for investment purposes was as follows:

	£ million
At 1 January 2003	**4,006**
Exchange translation	**125**
Additions	**10,422**
Disposals	**(8,074)**
Amortisation	**134**
At 31 December 2003	**6,613**
Aggregate unamortised discounts net of premiums at 31 December 2003	**14**

14. Loans and Advances to Banks

		Group
	2003 £ million	2002 £ million
Repayable on demand or at short notice	**6,271**	3,159
Other loans and advances repayable		
in 3 months or less excluding on demand or at short notice	**5,592**	6,551
1 year or less but over 3 months	**3,829**	1,776
5 years or less but over 1 year	**68**	282
over 5 years	**188**	70
Loans and advances to banks	**15,948**	11,838

15. Loans and Advances to Customers

		Group
	2003 £ million	2002 £ million
Repayable on demand or at short notice	**21,494**	18,469
Other loans and advances repayable		
in 3 months or less excluding on demand or at short notice	**33,352**	24,008
1 year or less but over 3 months	**14,298**	11,514
5 years or less but over 1 year	**37,929**	34,613
over 5 years	**161,709**	147,876
	268,782	236,480
Provisions for bad and doubtful debts (Note 17)	**(2,252)**	(2,024)
Interest in suspense	**(148)**	(141)
Loans and advances to customers	**266,382**	234,315

15. Loans and Advances to Customers continued

At 31 December 2003, there were loans and advances to customers of £6,652 million (2002 – £4,588 million) outstanding from joint ventures and other associated undertakings.

Loans and advances to customers include finance lease receivables of £4,911 million (2002 – £4,287 million). Assets acquired in the year for letting under finance leases amounted to £1,660 million (2002 – £1,047 million).

The Group's lending exposure after the deduction of non-returnable finance and before the deduction of provisions for bad and doubtful debts and interest in suspense is analysed below.

	2003 £ million	2002 £ million
Agriculture, forestry and fishing	**1,195**	1,096
Energy	**1,613**	1,591
Manufacturing industry	**6,058**	5,836
Construction and property	**28,198**	20,591
Hotels, restaurants and wholesale and retail trade	**8,962**	8,410
Transport, storage and communication	**4,263**	5,107
Financial	**8,257**	6,867
Other services	**15,698**	12,788
Individuals		
Home mortgages	**163,992**	147,470
Other personal lending	**19,235**	16,560
Overseas residents	**11,311**	10,164
	268,782	236,480

Loans and advances to customers which have been securitised and which meet the criteria set out in FRS 5 "Reporting the Substance of Transactions", for a linked presentation format are shown below.

		At 31 December 2003		At 31 December 2002	
	Assets Securitised	**Gross assets Securitised £ million**	**Non-Returnable Finance £ million**	Gross assets Securitised £ million	Non-Returnable Finance £ million
SWAN Trust Mortgages	Mortgages	**120**	**120**	150	150
Mound Financing (No. 1) PLC	Mortgages	**617**	**616**	750	748
Mound Financing (No. 2) PLC	Mortgages	**525**	**524**	750	748
Melrose Financing No. 1 plc	Corporate Loans	**1,500**	**1,445**	1,500	1,444
Permanent Financing (No. 1) PLC	Mortgages	**2,934**	**2,930**	3,479	3,474
Permanent Financing (No. 2) PLC	Mortgages	**4,762**	**4,758**		
Mound Financing (No. 3) PLC	Mortgages	**2,261**	**2,258**		
Permanent Financing (No. 3) PLC	Mortgages	**4,500**	**4,495**		
		17,219	**17,146**	6,629	6,564

These special purpose companies, all of which are ultimately beneficially owned by charitable trusts, have been funded primarily through the issue of floating rate notes. Neither the Company nor its subsidiary undertakings are required to support any losses that may be suffered by the noteholders in accordance with the terms of the notes nor is it intended to do so. Repayment of the non-recourse funding facilities will be made solely from the cashflows generated by the underlying loan portfolios. When all liabilities to the noteholders have been discharged any proceeds from assets in addition to the non-returnable amounts already received in the securitisation companies accrue to the Company or its subsidiary undertakings.

Neither the Company nor its subsidiary undertakings have the right or obligation to repurchase any securitised advance unless it has been in breach of warranty.

HBOS Group undertakings and third parties have entered into a number of interest rate swaps with the securitisation undertakings, the intention of which is to swap all or part of the interest flows from customers into variable rate interest flows to match the variable rate interest payable to the noteholders.

In March 2003 £4,762 million of mortgage loans were securitised through Permanent Financing (No. 2) PLC. In June 2003 £2,261 million of mortgage loans were securitised through Mound Financing (No. 3) PLC. In November 2003, £4,500 million of mortgage loans were securitised through Permanent Financing (No. 3) PLC.

In aggregate the securitisation undertakings had net interest income of £27.4 million (2002 – £8.8 million), operating expenses of £17.6 million (2002 – £6.3 million), provisions for bad and doubtful debts of £9.8 million (2002 – £2.5 million), resulting in a profit for the year of £nil million (2002 – £nil).

15. Loans and Advances to Customers continued

Loans and advances include mortgage advances of £6,415 million which have been sold by a subsidiary of the Company to bankruptcy remote special purpose vehicles, funded by the issue of Covered Bonds on terms whereby the rewards and some of the risks of the portfolio have been retained by the subsidiary. Accordingly, these mortgage advances have been retained on the Group's balance sheet with the Covered Bonds being included within debt securities in issue (Note 30). During 2002, the Group securitised a portfolio of mortgage advances which also did not qualify for linked presentation. At 31 December 2003, loans and advances include £290 million (2002 – £300 million) in respect of this securitisation (Note 30).

16. Non-performing Assets

Non-performing loans and advances amount to £4,951 million (2002 – £4,206 million) including £1,107 million (2002 – £1,192 million) of advances on which interest is being held in suspense. Net of provisions and interest in suspense, non-performing loans and advances amount to £2,551 million (2002 – £2,041 million).

17. Provisions for Bad and Doubtful Debts

			Group
	Specific £ million	General £ million	Total £ million
At 1 January 2003	**1,321**	**703**	**2,024**
New provisions less releases	**989**	**81**	**1,070**
Amounts written off	**(827)**		**(827)**
Disposals and transfers	**(27)**	**(3)**	**(30)**
Exchange movements	**4**	**11**	**15**
Cumulative provisions as at 31 December 2003	**1,460**	**792**	**2,252**
New provisions less releases	**989**	**81**	**1,070**
Recoveries of amounts previously written off	**(45)**		**(45)**
Net charge to profit and loss account	**944**	**81**	**1,025**

18. Debt Securities

				2003				2002
	Issued by Public Bodies £ million	**Issued by Others £ million**	**Total £ million**	**Market Value £ million**	Issued by Public Bodies £ million	Issued by Others £ million	Total £ million	Market Value £ million
Group								
Investment securities								
Listed								
British Government Securities	**562**		**562**	**561**	521		521	524
Others	**1,430**	**16,756**	**18,186**	**18,200**	1,318	14,086	15,404	15,402
Unlisted								
Certificates of deposit issued by banks and building societies		**3,040**	**3,040**	**3,040**		1,962	1,962	1,963
Others	**265**	**7,686**	**7,951**	**7,950**	266	7,015	7,281	7,207
Total investment securities	**2,257**	**27,482**	**29,739**	**29,751**	2,105	23,063	25,168	25,096
Other securities								
Listed	**540**	**2,749**	**3,289**	**3,289**	486	1,826	2,312	2,312
Unlisted		**18,462**	**18,462**	**18,462**		16,844	16,844	16,844
	2,797	**48,693**	**51,490**	**51,502**	2,591	41,733	44,324	44,252
of which:								
maturing within 1 year			**23,913**				21,426	
maturing in 1 year and over			**27,577**				22,898	
			51,490				44,324	

18. Debt Securities continued

The movement on debt securities held as investment securities is as follows:

	Group		
	Amortised Cost £ million	Aggregate amount written off £ million	Book Value £ million
At 1 January 2003	25,194	(26)	25,168
Exchange translation	(761)		(761)
Additions	23,223		23,223
Amortisation	2		2
Disposals	(17,879)		(17,879)
Amount written off		(14)	(14)
At 31 December 2003	29,779	(40)	29,739
Aggregate unamortised discount at 31 December 2003	(33)		(33)

Debt securities include securities with a market value of £6,467 million (2002 – £662 million) sold subject to agreement to repurchase.

Debt securities include securities pledged as collateral amounting to £11,030 million (2002 – £12,416 million).

Debt securities include asset backed securities of £12,824 million (2002 – £9,320 million) which are held in bankruptcy remote special purpose vehicles, funded by the issue of commercial paper on terms whereby some of the rewards and risks of the portfolio have been retained by the Group. The transaction does not qualify for linked presentation under FRS 5 and the asset backed securities have therefore been retained on the Group balance sheet with commercial paper being included within debt securities in issue (Note 30).

19. Equity Shares

	Listed			Unlisted			
Investment Securities	Cost £ million	Aggregate amount written off £ million	Book Value £ million	Cost £ million	Aggregate amount written off £ million	Book Value £ million	Total Book Value £ million
Group							
At 1 January 2003	59	(2)	57	196	(30)	166	223
Exchange translation	1		1	(1)		(1)	
Additions	1		1	49		49	50
Disposals	(11)		(11)	(31)		(31)	(42)
Amounts written off		(5)	(5)		(10)	(10)	(15)
At 31 December 2003	50	(7)	43	213	(40)	173	216

The total value of investments as at 31 December 2003 for the Group was £393 million (2002 – £274 million) including £105 million (2002 – £96 million) in respect of the market value of listed equity shares.

20. Interests in Associated Undertakings

	Group				
(i) Interests in Joint Ventures	Acquired Book Value £ million	Equity Adjustments £ million	Share of Net Tangible Assets £ million	Goodwill £ million	Book Value £ million
At 1 January 2003	271	(94)	177	104	281
Acquisitions and subscriptions of capital	79		79		79
Disposals	(47)	1	(46)		(46)
Equity accounting adjustments		(44)	(44)	(6)	(50)
At 31 December 2003	303	(137)	166	98	264

All the interests in joint ventures are unlisted.

20. Interests in Associated Undertakings continued

					Group
(ii) Interests in Other Associated Undertakings	Acquired Book Value £ million	Equity Adjustments £ million	Share of Net Tangible Assets £ million	Goodwill £ million	Book Value £ million
At 1 January 2003	**145**	**27**	**172**		**172**
Acquisitions and subscriptions of capital	**18**		**18**		**18**
Disposals	**(19)**	**1**	**(18)**		**(18)**
Equity accounting adjustments		**20**	**20**		**20**
At 31 December 2003	**144**	**48**	**192**		**192**

All the interests in other associated undertakings are unlisted.

The main joint ventures and other associated undertakings are listed in Note 52 on page 118.

21. Interests in Group Undertakings

(i) Shares in Group Undertakings	Banks £ million	Others £ million	Total £ million
At cost at 1 January 2003	**4,554**	**5,486**	**10,040**
Subscriptions of capital	**1,200**	**640**	**1,840**
At cost at 31 December 2003	**5,754**	**6,126**	**11,880**

(ii) Loans to Group Undertakings	Banks £ million	Others £ million	Total £ million
Advanced in the year	**2,003**	**500**	**2,503**
At cost at 31 December 2003	**2,003**	**500**	**2,503**

Total Interests in Group Undertakings			
At 31 December 2003	**7,757**	**6,626**	**14,383**
At 31 December 2002	4,554	5,486	10,040

The main subsidiary undertakings of HBOS plc are listed in Note 53 on page 119.

22. Intangible Fixed Assets

	Goodwill £ million
Cost	
At 1 January 2003	**1,647**
Exchange translation	**10**
Additions	**328**
At 31 December 2003	**1,985**
Amortisation and provisions for impairment	
At 1 January 2003	**213**
Amortisation charged in year	**97**
At 31 December 2003	**310**
Net Book Value	
At 31 December 2003	**1,675**
At 31 December 2002	1,434

Goodwill on acquisitions is capitalised and amortised by equal instalments over its estimated useful life not exceeding 20 years.

23. Tangible Fixed Assets

			Group
	Cost or Valuation £ million	Depreciation £ million	Book Value £ million
Property			
At 1 January 2003	**1,309**	**(453)**	**856**
Exchange translation	**5**	**1**	**6**
Additions	**117**		**117**
Revaluation of investment properties	**1**		**1**
Disposals	**(48)**	**12**	**(36)**
Depreciation for year		**(46)**	**(46)**
At 31 December 2003	**1,384**	**(486)**	**898**
Equipment			
At 1 January 2003	**1,966**	**(1,151)**	**815**
Exchange translation	**20**	**(15)**	**5**
Additions	**246**		**246**
Disposals	**(419)**	**399**	**(20)**
Depreciation for year		**(237)**	**(237)**
At 31 December 2003	**1,813**	**(1,004)**	**809**
Total tangible fixed assets at 31 December 2003	**3,197**	**(1,490)**	**1,707**
Total tangible fixed assets at 31 December 2002	3,275	(1,604)	1,671

Equipment includes amounts held under finance leases as follows:

At 31 December 2003			
At 31 December 2002	32	(31)	1

Included within Group tangible fixed assets are assets in the course of construction amounting to £152 million (2002 – £87 million) which are not depreciated until the assets are brought into use.

Property comprises:	**2003**	2002
Investment properties at valuation:		
Freehold	**43**	39
Other properties at cost less depreciation:		
Freehold	**724**	673
Long leasehold	**42**	49
Short leasehold	**89**	95
	898	856
Occupied for own activities	**706**	689

The investment properties were valued by C B Richard Ellis, Chartered Surveyors, as at 31 December 2003, on the basis of open market value in accordance with the Appraisal and Valuation Manual of The Royal Institution of Chartered Surveyors.

At 31 December 2003, the net book value of the investment properties under the historical cost basis was £42 million (2002 – £39 million).

24. Operating Lease Assets

Assets leased to customers include the following amounts in respect of operating lease assets:

	Group		
	Cost £ million	Depreciation £ million	Book value £ million
At 1 January 2003	3,195	(570)	2,625
Exchange translation	(7)	2	(5)
Additions	1,350		1,350
Disposals	(843)	204	(639)
Depreciation for year		(344)	(344)
At 31 December 2003	3,695	(708)	2,987

The Group's unguaranteed residual value exposure in respect of operating lease assets, assuming disposal at the end of the lease term, is as follows:

	Group	
	2003 £ million	2002 £ million
On operating lease assets where the unguaranteed residual value is expected to be recovered in:		
1 year or less	**449**	381
2 years or less but over 1 year	**235**	166
5 years or less but over 2 years	**169**	230
over 5 years	**426**	346
	1,279	1,123

25. Capital and Other Commitments

	Group	
	2003 £ million	2002 £ million
Commitments in respect of capital expenditure on fixed assets, authorised but not provided for in the accounts, for which contracts have been entered into	**15**	17
Commitments for which contracts have been placed in relation to operating lease assets	**9**	161
Included in other liabilities are net obligations under finance leases payable as follows:		
1 year or less	**5**	7
5 years or less but over 1 year	**3**	7

26. Other Assets

	Group	
	2003 £ million	2002 £ million
Positive market values of trading derivative contracts	**5,596**	6,014
Other assets	**2,006**	1,403
	7,602	7,417

27. Long-term Assurance Business

The value of long-term assurance business comprises the surplus attributable to the Group, including minority interests, together with the net present value of in-force business. This method is known as the embedded value approach.

The principal economic assumptions are reviewed annually and are as follows:

	2003 **%**	2002 %
Risk discount rate (net of tax)	**8.0**	8.5
Return on equities (net of tax credits)	**7.5**	7.5
Return on Gilts (gross of tax)	**5.0**	5.0
Expense inflation	**3.0**	3.0

In-force business is defined as all live policies where the first premium has been paid. For traditional with profits business, the surplus attributable to the Group equates to one ninth of the bonuses declared in any year. The level of assumed future bonuses is calculated by projecting the portfolio of with profits business forward and applying reversionary and terminal bonus rates so as to exhaust the projected surplus of assets attributable to with profit policyholders. For all other business, the entire surplus is attributable to the Group.

The income from long-term assurance business is calculated as follows:

	2003 **£ million**	2002 £ million
Closing value of Group's interest in long-term assurance business including minority interests	**3,950**	3,544
Opening value of Group's interest in long-term assurance business including minority interests	**(3,544)**	(3,065)
Increase in value of long-term assurance business	**406**	479
Transfers from/(to) long-term assurance business	**16**	(309)
Acquisitions		12
Income after tax from long-term assurance business	**422**	182
Tax relating to long-term assurance business (Note 9)	**103**	51
Income before tax from long-term assurance business	**525**	233

Income before tax from long-term assurance business may be analysed as follows:

	2003 **£ million**	2002 £ million
Contribution from new business	**162**	120
Contribution from existing business	**238**	366
Investment earnings	**99**	69
Income before tax from long-term assurance business based on long-term assumptions	**499**	555
Changes to economic assumptions	**72**	90
Short-term fluctuations in investment returns	**(46)**	(412)
Income before tax from long-term assurance business	**525**	233

27. Long-term Assurance Business continued

The long-term assurance assets comprise:

	2003 £ million	2002 £ million
Investments attributable to policyholders		
Assets held to cover linked liabilities	**21,958**	16,267
Other investments		
Fixed interest securities	**9,765**	5,893
Stocks, shares and collective investments	**7,998**	9,387
Properties	**2,385**	2,191
Mortgages and loans	**11**	12
Deposits	**1,548**	3,308
Total investments attributable to policyholders	**43,665**	37,058
Net assets attributable to shareholders	**1,686**	1,823
Value of in-force policies	**2,264**	1,721
Other policyholder net current assets	**149**	240
Total long-term assurance assets	**47,764**	40,842
Long-term assurance business attributable to shareholders	**3,950**	3,544
Long-term assurance assets attributable to policyholders	**43,814**	37,298
	47,764	40,842

Derivatives (options and futures) are used for efficient portfolio management of the long-term assurance business and to match obligations to policyholders. These derivatives are included within investments above at market value.

In accordance with UITF 37 "Purchase and sales of own shares", long-term assurance assets attributable to policyholders have been reduced by £37 million (2002 restated – £33 million) in respect of a holding in HBOS plc shares within the policyholders fund.

Insurance companies and insurance groups report their income from long-term assurance business on the "Modified Statutory Solvency Basis" ("MSSB") in accordance with the Statement of Recommended Practice issued by the Association of British Insurers which is only applicable to the accounts of such companies and groups. Under this approach, the profit reported is the surplus or deficit calculated for statutory solvency purposes with prescribed adjustments to technical provisions and the deferral of certain costs of acquiring business.

The Group's income from long-term assurance business under this alternative basis is set out below:

	2003 £ million	2002 £ million
Premiums	**8,270**	8,924
Investment income	**655**	1,139
Unrealised gains on investments	**4,316**	
Other income	**39**	21
	13,280	10,084
Claims	**(4,883)**	(4,354)
Change in technical provisions	**(6,831)**	(1,546)
Expenses	**(1,019)**	(1,178)
Unrealised losses on investments		(4,814)
Other charges	**(47)**	(29)
Tax attributable to long-term business	**(157)**	157
Transfer (to)/from the fund for future appropriations	**(137)**	1,605
Balance on the technical account – long-term business	**206**	(75)
Tax credit attributable to balance on the technical account – long-term business	**63**	5
Unrealised losses on investments	**(50)**	
Income in shareholders' fund	**35**	(44)
Expenses in shareholders' fund	**(41)**	(19)
Surplus/(deficit) before tax from long-term assurance business on a modified statutory solvency basis	**213**	(133)
Tax	**(62)**	(6)
Surplus/(deficit) after tax from long-term assurance business on a modified statutory solvency basis	**151**	(139)

27. Long-term Assurance Business continued

The balance sheet in respect of long-term assurance business prepared on a modified statutory solvency basis can be summarised as follows:

	2003 £ million	2002 £ million
Assets		
Investments	**23,650**	22,713
Assets held to cover linked liabilities	**21,958**	16,267
Other assets	**2,298**	1,739
Total Assets	**47,906**	40,719
Liabilities		
Shareholders' funds	**2,793**	2,498
Fund for future appropriations	**137**	
Linked liabilities	**21,958**	16,267
Other technical provisions	**21,756**	21,064
Other creditors	**1,262**	890
Total Liabilities	**47,906**	40,719
Long-term assurance assets attributable to shareholders on a modified statutory solvency basis	**2,793**	2,498
Long-term assurance assets attributable to policyholders on a modified statutory solvency basis	**45,113**	38,221
	47,906	40,719

The embedded value of the Group's interest in long-term assurance business can be reconciled to the long-term assurance assets attributable to shareholders on a modified statutory solvency basis as follows:

	2003 £ million	2002 £ million
Embedded value of long-term assurance business	**3,950**	3,544
Value of in-force business	**(1,839)**	(1,141)
Other differences:		
Deferred acquisition costs	**605**	596
Adjustments to net asset values	**77**	(331)
Short-term fluctuations in investment returns		(170)
Long-term assurance assets attributable to shareholders on a modified statutory solvency basis	**2,793**	2,498

Profits calculated using MSSB use the same long-term assumptions as required to assess the regulatory solvency but with certain prescribed accounting adjustments. Because of the conservative nature of the current solvency regulations new business is normally reported as a loss in the year of sale.

28. Deposits by Banks

	Group	
	2003 £ million	2002 £ million
Repayable on demand	**5,084**	14,704
Repayable		
3 months or less but not repayable on demand	**30,250**	22,066
1 year or less but over 3 months	**5,331**	8,725
5 years or less but over 1 year	**21**	63
over 5 years	**71**	79
	40,757	45,637
Amounts above include:		
Other associated undertakings	**155**	352

29. Customer Accounts

	Group	
	2003 £ million	2002 £ million
Repayable on demand	**136,360**	123,262
Repayable		
3 months or less but not repayable on demand	**26,283**	19,022
1 year or less but over 3 months	**7,623**	6,326
5 years or less but over 1 year	**2,334**	1,371
over 5 years	**904**	240
	173,504	150,221
Amounts above include:		
Joint ventures	**57**	72
Other associated undertakings	**64**	31

30. Debt Securities in Issue

	Group	
	2003 £ million	2002 £ million
Bonds and Medium Term Notes		
Repayable		
1 year or less, or on demand	**8,717**	4,120
2 years or less but over 1 year	**9,627**	8,230
5 years or less but over 2 years	**11,567**	6,530
over 5 years	**5,928**	2,733
	35,839	21,613
Other Debt Securities		
Repayable		
3 months or less	**53,600**	47,339
1 year or less but over 3 months	**10,299**	11,761
2 years or less but over 1 year	**115**	54
5 years or less but over 2 years	**5**	
over 5 years		4
	64,019	59,158
Total Debt Securities in Issue	**99,858**	80,771

Bonds and Medium Term Notes include £3,525 million in respect of Covered Bonds issued during 2003 and secured on mortgage advances originated by the Group and £290 million in respect of the funding of a portfolio of mortgage advances securitised in 2002 neither of which are available for linked presentation. The portfolios of mortgage advances continue to be reported in Loans and Advances to Customers (Note 15). Bonds and Medium Term Notes also include £288 million (2002 – £303 million) secured on advances to customers and certain other assets of the Group.

Other Debt Securities includes £12,895 million (2002 – £9,286 million) in respect of commercial paper issued to fund the purchase of asset backed securities by special purpose vehicles (Note 18).

31. Other Liabilities

	Group		Company	
	2003 £ million	2002 £ million	**2003 £ million**	2002 £ million
Negative market values of trading derivative contracts	**7,791**	6,263		
Unclaimed shares	**275**	279	**275**	279
Other liabilities	**3,694**	2,370	**111**	43
	11,760	8,912	**386**	322

Unclaimed shares comprise the net sale proceeds of certain Halifax Group plc ordinary shares which, following the Halifax Group restructuring which took effect on 1 June 1999, represented Halifax plc ordinary shares. These shares were issued to meet claims for Halifax plc ordinary shares from qualifying members of Halifax Building Society and others following the transfer of business from Halifax Building Society to Halifax plc in 1997. This liability also includes the related unclaimed dividends up to the date of sale and the unclaimed capital payments arising from the Halifax Group restructuring in 1999. These amounts are being held on behalf of the persons who would have been entitled to claim the shares before they were sold. Amounts representing the sale proceeds together with the unclaimed capital payments can be claimed during a period of nine years from the date of sale (30 August 2001), after which time they will be forfeited. Amounts representing the related unclaimed dividends can be claimed during the period of twelve years from the date of the resolution for payment of each dividend, after which time they will be forfeited. Following an internal reorganisation on 1 July 2002, responsibility for these balances was assumed by HBOS plc.

32. Provisions for Liabilities and Charges

(i) Deferred Taxation	Group **2003 £ million**
At 1 January 2003	**648**
Charge in year (Note 9)	**122**
Other movements	**(108)**
At 31 December 2003	**662**

	2003 £ million	2002 £ million
Capital allowances:		
on assets leased to customers	**846**	718
on other assets	**64**	50
General provisions	**(229)**	(196)
Other timing differences	**(19)**	76
	662	648

	Group			
(ii) Other Provisions	**Pensions and Other Similar Obligations £ million**	**HBOS Integration Provision £ million**	**Other Provisions £ million**	**Total £ million**
At 1 January 2003	**147**	**48**	**37**	**232**
Exchange translation			**2**	**2**
Charge for year	**66**	**119**	**14**	**199**
Utilised in year	**(68)**	**(160)**		**(228)**
At 31 December 2003	**145**	**7**	**53**	**205**

Of the provision for pensions and other similar obligations, £37 million relates to other post-retirement benefits (2002 – £35 million).

Other provisions include property related costs on surplus leased space.

33. Subordinated Liabilities

	Group		Company	
	2003 £ million	2002 £ million	**2003 £ million**	2002 £ million
Dated Loan Capital				
US$300 million 8.80% Notes 2004	**168**	186		
£400 million 8.75% Subordinated Notes 2006	**400**	400		
US$150 million 8.85% Notes 2006	**84**	93		
£75 million 9.125% Subordinated Notes 2006	**75**	75		
£60 million 9.00% Instruments 2006	**60**	60		
€650 million 4.75% Subordinated bonds 2009	**459**	423		
US$500 million Floating rate subordinated step-up callable notes 2009	**280**	310		
€500 million 5.50% Instruments 2009	**353**	325		
£75 million Floating rate subordinated notes 2009	**75**	75		
US$500 million Notes 2010	**280**	310		
£75 million Floating Rate Instruments 2010	**75**	75		
US$150 million Notes 2011	**84**	93		
€7 million Floating Rate Notes 2011	**5**	5		
€750 million Subordinated Fixed Rate Notes 2012	**530**	488		
US$450 million Subordinated Floating Rate Notes 2012	**252**	279		
£200 million Floating rate step-up callable subordinated notes 2012	**200**	200		
€12.8 million 6.25% Instruments 2012	**9**	8		
A$75 million Callable Notes 2012	**31**	26		
€1,000 million Subordinated callable fixed/floating rate instruments 2013	**706**	651		
€325 million 6.125% Notes 2013	**229**	212		
US$1,000 million 4.25% Subordinated Guaranteed Notes 2013[(2)]	**560**		**560**	
JPY60 billion 0.55% Subordinated Callable Notes 2013[(3)]	**284**		**284**	
£250 million 11% Subordinated bonds 2014	**250**	250		
€1,000 million 4.875% Subordinated Notes 2015[(1)]	**697**		**697**	
£150 million 10.5% Subordinated bonds 2018	**150**	150		
£250 million 6.375% Instruments 2019	**250**	250		
£500 million 9.375% Subordinated bonds 2021	**500**	500		
€400 million 6.45% Fixed/Floating Subordinated Guaranteed Bonds 2023	**282**	261		
US$750 million 6.00% Subordinated Notes 2033[(4)]	**443**		**443**	
£245 million 7.881% Subordinated Extendable Maturity Notes 2048			**245**	245
€415 million Fixed to Floating Rate Subordinated Extendable Maturity Notes 2048			**293**	270
Unamortised Premiums, Discounts and Issue Costs	**(31)**	(15)	**(19)**	
	7,740	5,690	**2,503**	515
Repayable:				
in 1 year or less	**168**			
in more than 1 year but not more than 5 years	**619**	814		
in more than 5 years	**6,953**	4,876	**2,503**	515
	7,740	5,690	**2,503**	515

No repayment, for whatever reason, of dated loan capital prior to its stated maturity and no purchase by the relevant undertaking of its loan capital may be made without the consent of the Financial Services Authority. On a winding up of the relevant company, the claims of the holders of dated loan capital shall be subordinated in right of payment to the claims of all depositors and creditors of that company other than creditors whose claims are expressed to rank pari passu with or junior to the claims of the holders of the dated loan capital.

(1) On 20 March 2003, the Company issued €1,000 million 4.875% Subordinated Notes 2015 at an issue price of 99.644% of the principal amount. The Notes pay interest annually commencing 20 March 2004.

(2) On 23 May 2003, a subsidiary of the Company issued US$1,000 million 4.25% Subordinated Guaranteed Notes 2013 at an issue price of 99.750% of the principal amount. The proceeds of these Notes have been on-lent to the Company. The Notes pay interest semi-annually in arrear commencing 23 November 2003.

(3) On 30 June 2003, the Company issued JPY60 billion 0.55% Subordinated Callable Notes 2013 at an issue price of 99.770% of the principal amount. The Notes pay interest annually at 0.55% until 1 July 2008 at which time the interest rate will become 3 month JPY-LIBOR-BBA plus 0.85% payable quarterly. The Company has the option to redeem these Notes on 1 July 2008 and quarterly thereafter.

(4) On 30 October 2003, the Company issued US$750 million 6.00% Subordinated Notes 2033 at an issue price of 99.807% of the principal amount. The Notes pay interest semi-annually in arrear from 1 May 2004.

33. Subordinated Liabilities continued

The £245 million 7.881% Subordinated Extendable Maturity Notes 2048 and the €415 million Fixed to Floating Rate Extendable Maturity Notes 2048 were issued to HBOS Sterling Finance (Jersey) L.P. and HBOS Euro Finance (Jersey) L.P. respectively as subordinated notes. HBOS Sterling Finance (Jersey) L.P. and HBOS Euro Finance (Jersey) L.P. have issued preferred securities of equivalent amount. These are included in minority and other interests (non-equity) in the Consolidated Balance Sheet (Note 37).

	Group		Company	
	2003 £ million	2002 £ million	**2003 £ million**	2002 £ million
Undated Loan Capital				
US$1,000 million 5.375% Undated Fixed to Floating Rate Subordinated Notes[1]	**590**		**590**	
€750 million Undated Subordinated Fixed to Floating Notes[2]	**528**		**528**	
£600 million 5.75% Undated Subordinated Step-up Notes[3]	**600**		**600**	
US$1,000 million 6.85% Undated Subordinated Notes[4]			**641**	
£600 million Fixed to Floating Rate Undated Subordinated Notes			**600**	600
€500 million Fixed to Floating Rate Undated Subordinated Notes	**353**	325	**353**	325
£300 million Perpetual Regulatory tier One Securities	**300**	300		
£300 million 7.5% Undated Subordinated Step-up Notes	**300**	300	**300**	300
JPY 42.5 billion 3.50% Undated Subordinated Yen Step-up Notes	**222**	222	**222**	222
US$300 million Reset Notes	**168**	186		
£200 million Perpetual Notes	**200**	200		
£200 million 7.375% Undated Subordinated Guaranteed Bonds	**200**	200		
€300 million Floating Rate Undated Subordinated Step-up Notes	**212**	195	**212**	195
US$250 million Floating Rate Primary Capital Notes	**140**	155		
£150 million Instruments	**150**	150		
£150 million Instruments	**150**	150		
JPY 17 billion Instruments	**90**	99		
£100 million Instruments	**100**	100		
£100 million 12% Perpetual Subordinated Bonds	**100**	100		
£100 million 8.75% Perpetual Subordinated Bonds	**100**	100		
£75 million 13.625% Perpetual Subordinated Bonds	**75**	75		
JPY 9 billion Instruments	**47**	47		
£50 million 9.375% Perpetual Subordinated Bonds	**50**	50		
£500 million 5.75% Undated Subordinated Step-up Notes	**500**	500	**500**	500
Unamortised Premiums, Discounts and Issue Costs	**(33)**	(17)	**(26)**	(11)
	5,142	3,437	**4,520**	2,131

No exercise of any redemption option or purchase by the relevant company of any of its undated loan capital may be made without the consent of the Financial Services Authority. On a winding up of the Company or subsidiary undertaking, the claims of the holders of undated loan capital shall be subordinated in right of payment to the claims of all depositors and creditors of the Company or subsidiary undertaking other than creditors whose claims are expressed to rank pari passu with or junior to the claims of the holders of the undated loan capital. The undated loan capital is junior in point of subordination to the dated loan capital referred to above.

(1) On 30 October 2003, the Company issued US$1,000 million 5.375% Undated Fixed to Floating Rate Subordinated Notes at an issue price of 99.908% of their principal amount. The Notes bear interest at 5.375% per annum, payable semi-annually in arrear to 1 November 2013 and thereafter at 3 month LIBOR plus 1.7025% payable quarterly in arrear.

(2) On 14 October 2003 the Company issued €750 million Undated Subordinated Fixed to Floating Notes at an issue price of 99.496% of their principal amount. The Notes bear interest at 5.125% per annum annually in arrear to 14 October 2015 and thereafter at a rate per annum equal to 3 month Euribor plus 1.88% payable quarterly in arrear.

(3) On 14 April 2003 the Company issued £600 million 5.75% Undated Subordinated Step-up Notes at an issue price of 99.634% of the principal amount. The Notes bear interest at 5.75% per annum annually in arrear to 14 April 2022 and thereafter at a rate per annum equal to the 5 year benchmark Gilt rate plus 2.02%.

(4) The US$1,000 million 6.85% Undated Subordinated Notes were issued by the Company to HBOS Capital Funding No.1 LP on 21 March 2003. HBOS Capital Funding No.1 LP then issued preferred securities of equivalent amount, which, together with £600 million of preferred securities issued by HBOS Capital Funding LP in 2002 in consideration of the £600 million Fixed to Floating Rate Undated Subordinated Notes issued by the Company, are included in minority and other interests (non-equity) in the Consolidated Balance Sheet (Note 37).

34. Share Capital

	Ordinary Shares 25p each £ million	9 1/4% Non-Cumulative Irredeemable Preference Shares £1 each £ million	9 3/4% Non-Cumulative Irredeemable Preference Shares £1 each £ million	Other Preference Shares		
				Sterling £ million	Euro € million	US Dollar $ million
Authorised						
At 1 January 2003	**1,185**	**375**	**125**	**1,204**	**1,500**	
Authorised during the year				**1,000**		**2,500**
At 31 December 2003	**1,185**	**375**	**125**	**2,204**	**1,500**	**2,500**
Allotted, called up and fully paid						
At 1 January 2003	**946**	**300**	**100**			
Issued under employee share schemes and in lieu of dividends	**17**					
At 31 December 2003	**963**	**300**	**100**			

Other Sterling preference shares comprise 200 million 6.125 per cent. Non-Cumulative Redeemable Preference Shares of £1 each, 2,000 million Sterling Preference Shares of £1 each, 250,000 8.117 per cent. Non-Cumulative Perpetual Preference Shares Class A of £10 each and 150,000 7.754 per cent. Non-Cumulative Perpetual Preference Shares Class B of £10 each.

In order to maintain the flexibility to take advantage of the market for capital, the authorised share capital was increased during the year by the creation of an additional 1.0 billion preference shares of £1 each and 2.5 billion preference shares of US$1 each.

The Group operates a number of share option plans and savings-related share option plans for both executives and employees.

At 31 December 2003, options to acquire 70.1 million ordinary shares were outstanding under HBOS plc option plans and former Halifax option plans. These options are exercisable at a range of prices from £6.54 to £8.28 at various dates up to 21 March 2009. At 31 December 2003, options to acquire 5.2 million ordinary shares were outstanding under the former Bank of Scotland executive stock option schemes. These options are exercisable at a range of prices from £2.02 to £7.13 at various dates up to 16 October 2010.

At 31 December 2003, options to acquire 47.3 million ordinary shares were outstanding under savings-related share option plans. These options are exercisable at a range of prices from £2.19 to £5.98 at various dates up to 31 December 2011.

During the year, a total of 15.0 million shares were issued on the exercise of options for a consideration of £65 million.

35. Reserves

	Share Premium £ million	Other Reserves: Own Shares £ million	Other Reserves: Other £ million	Profit and Loss Account £ million
Group				
At 1 January 2003 as previously stated	1,292		496	10,635
Own shares		(50)		
At 1 January 2003 – Restated	1,292	(50)	496	10,635
Reserves capitalised	(13)			
Premium arising on the issue of new shares	66			
Dividends retained on account of share dividends				331
Revaluation of investment property			1	
Exchange translation			17	
Increase in own shares		(2)		
Retained profit				1,232
At 31 December 2003	1,345	(52)	514	12,198
Company				
At 1 January 2003 as previously stated	1,292			3,798
Own shares		(17)		
At 1 January 2003 – Restated	1,292	(17)		3,798
Reserves capitalised	(13)			
Premium arising on the issue of new shares	66			
Dividends retained on account of share dividends				331
Decrease in own shares		2		
Retained profit				124
At 31 December 2003	1,345	(15)		4,253

Exchange losses of £99 million (2002 – £1 million) arising on foreign currency borrowings used to hedge investments in overseas operations have been taken to the Group's other reserves and are offset against exchange differences arising on the translation of the Group's investments in overseas operations.

The Share Dividend Plan, which was offered as an alternative to the cash dividend to shareholders, resulted in £302 million relating to the December 2002 final dividend and £29 million relating to the June 2003 interim dividend being retained by HBOS plc and added to reserves.

The cumulative amount of positive goodwill on acquisitions of subsidiary undertakings written off in the Group reserves is £574 million (2002 – £574 million) and in respect of joint ventures and other associated undertakings £nil (2002 – £nil).

The Group profit and loss account reserve at 31 December 2003 includes £1,155 million (2002 – £589 million) not presently available for distribution. This represents the excess of retained profits on an embedded value basis over those available for distribution.

The Company's profit and loss account reserve includes unrealised gains of £1,991 million (2002 – £1,991 million) which is not available for distribution.

Own Shares with a book value of £15 million (2002 – £17 million) are held for the purpose of satisfying obligations arising from certain share based compensation schemes as follows:

(a) No.1 Employee Share Ownership Trust

The No.1 Employee Share Ownership Trust administers shares conditionally granted to Executive Directors and other executives under the HBOS plc Long-term Executive Bonus Plan and to former Halifax Executive Directors and other former Halifax executives under the Halifax Group plc Long-term Executive Bonus Scheme. The Trust also administers shares which have been conditionally granted to Executive Directors, other executives and employees under the HBOS plc Annual Bonus Plan and the former Halifax Group plc Annual Bonus Plan.

Interest free loans have been provided by HBOS plc to the Trust to allow shares to be purchased in the market to satisfy these share grants. The cost of the shares conditionally awarded is being charged to the profit and loss account on a straight line basis over the performance period.

At 31 December 2003, 9.9 million HBOS plc ordinary shares (2002 – 8.6 million) were held by the Trustee and included in the balance sheet of HBOS plc at a net book value of £15 million (2002 – £17 million). The shares had a total market value at that date of £72 million (2002 – £56 million). Under the terms of the Trust, dividends on these shares require to be waived. At 31 December 2003 all these shares had been conditionally granted.

35. Reserves continued

(b) HBOS plc Qualifying Employee Share Ownership Trust (the "HBOS QUEST")

The HBOS QUEST operates in conjunction with the HBOS Sharesave Scheme and the former savings-related share schemes operated by Bank of Scotland and Halifax Group plc.

At 31 December 2003, the HBOS QUEST held 10.2 million HBOS plc ordinary shares (2002 – 13.5 million) with a market value of £73 million (2002 – £89 million). These ordinary shares are included in the balance sheet at nil value (2002 – nil). Under the terms of the Trust Deed, dividends on these shares require to be waived.

36. Reconciliation of Shareholders' Funds

	Group		Company	
	2003 £ million	2002 £ million	**2003 £ million**	2002 £ million
Profit attributable to shareholders	**2,452**	1,916	**1,344**	4,671
Dividends	**(1,220)**	(1,177)	**(1,220)**	(1,177)
Other recognised gains and losses	**18**	4		
Dividends retained on account of share dividends	**331**	283	**331**	283
Contribution to Employee Share Trust		(12)		(12)
Release of employee options granted under company share ownership plans		23		
(Increase)/decrease in own shares	**(2)**	(4)	**2**	(12)
Ordinary capital subscribed	**70**	1,319	**70**	1,319
	1,649	2,352	**527**	5,072
Shareholders' Funds at 1 January as previously stated	**13,769**	11,413	**6,436**	1,352
Own shares	**(50)**	(46)	**(17)**	(5)
Shareholders' Funds at 1 January – restated	**13,719**	11,367	**6,419**	1,347
Shareholders' Funds at 31 December	**15,368**	13,719	**6,946**	6,419
of which:				
Attributable to non-equity interests	**400**	400	**400**	400
Attributable to equity interests	**14,968**	13,319	**6,546**	6,019
	15,368	13,719	**6,946**	6,419

37. Minority and Other Interests (Non-equity)

The principal minority and other interests (non-equity) are set out below.

	2003 £ million	2002 £ million
US$1,000 million preferred securities	**641**	
£600 million preferred securities	**600**	600
£250 million preferred securities	**250**	250
£150 million preferred securities	**150**	150
£245 million preferred securities	**245**	245
€415 million preferred securities	**293**	270
£198 million non-cumulative preference shares	**198**	198
	2,377	1,713
Less: unamortised issue costs	**(23)**	(10)
	2,354	1,703

On 21 March 2003, US$1,000 million 6.85% Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities were issued through HBOS Capital Funding No. 1 L.P. These qualify as Tier 1 regulatory capital. These securities pay non-cumulative preferential cash distributions quarterly in arrear from 23 June 2003. These are perpetual securities and are not subject to any mandatory redemption provisions. They are however redeemable in March 2009, or quarterly thereafter, at the option of the general partner.

During 2001, the £600 million Preferred Securities were issued through HBOS Capital Funding L.P.

During 2000, the £250 million and £150 million preferred securities were issued by a subsidiary undertaking of Bank of Scotland.

During 1999, the £245 million and €415 million Guaranteed Non-voting Non-cumulative Preferred Securities were issued by subsidiary undertakings of the Halifax group.

During 1999, non-cumulative preference shares were issued by Halifax plc, as part of the consideration to acquire the business of the Birmingham Midshires Building Society.

38. Memorandum Items

The contract amounts noted below indicate the volume of business outstanding at the balance sheet date in respect of contingent liabilities and commitments undertaken for customers. They do not reflect the underlying credit and other risks, which are significantly lower.

	2003 Contract Amount £ million	2002 Contract Amount £ million
Group		
Contingent Liabilities		
Acceptances and endorsements	**130**	157
Guarantees and assets pledged as collateral security		
Guarantees and irrevocable letters of credit	**3,484**	2,672
	3,614	2,829
Commitments		
Other commitments		
Short-term trade related transactions	**146**	129
Undrawn formal standby facilities, credit lines and other commitments to lend		
up to and including 1 year	**53,646**	43,100
over 1 year	**14,335**	13,261
	68,127	56,490
Company		
Contingent Liabilities		
Guarantees and assets pledged as collateral security		
Guarantees provided to subsidiary companies	**548**	525
	548	525

39. Derivatives

The Group uses interest rate swaps, forward foreign exchange contracts and other derivative instruments to hedge and reduce the interest rate and currency exposures that are inherent in any banking business. Trading transactions are either customer driven and generally matched or are carried out for proprietary trading purposes within limits approved by the Board.

The Group has entered into derivative contracts as noted below. The notional principal amounts and fair values of these derivatives (excluding internal trades) are analysed between non-trading and trading activity. Fair value is the amount at which instruments could be exchanged in an arm's-length transaction.

Derivatives used in respect of the long-term assurance business are excluded from the tables below as permitted by FRS 13.

	2003			2002		
	Notional Principal Amount £ million	**Year End Fair Value**		Notional Principal Amount £ million	Year End Fair Value	
		Asset £ million	**Liability £ million**		Asset £ million	Liability £ million
Group						
Non-Trading						
Exchange Rate Related Contracts						
Forward foreign exchange	**203**	**12**	**3**	411	8	11
Cross currency swaps	**54,485**	**971**	**2,653**	32,414	556	843
	54,688	**983**	**2,656**	32,825	564	854
Interest Rate Related Contracts						
Interest rate swaps	**33,031**	**626**	**360**	28,980	979	598
Options	**236**	**1**		558	4	1
Futures				2,678	1	1
	33,267	**627**	**360**	32,216	984	600
Equity and Commodity Related Contracts						
Options and swaps	**377**	**3**	**36**	535	10	31
Total Non-Trading Derivatives	**88,332**	**1,613**	**3,052**	65,576	1,558	1,485

The Company held non-trading derivatives with a notional principal amount of £7,372 million (2002 – £2,420 million). The Company's non-trading derivatives with a positive fair value was an asset of £212 million (2002 – £118 million) and with a negative fair value was a liability of £294 million (2002 – £7 million).

	2003			2002		
	Notional Principal Amount £ million	**Year End Fair Value**		Notional Principal Amount £ million	Year End Fair Value	
		Asset £ million	**Liability £ million**		Asset £ million	Liability £ million
Group						
Trading						
Exchange Rate Related Contracts						
Forward foreign exchange	**64,936**	**1,348**	**3,376**	49,471	682	1,674
Cross currency swaps	**546**	**23**	**87**	142	5	7
Options	**558**	**15**	**16**	12,728	9	9
	66,040	**1,386**	**3,479**	62,341	696	1,690
Interest Rate Related Contracts						
Interest rate swaps	**329,583**	**3,377**	**3,219**	214,096	3,168	3,390
Forward rate agreements	**19,976**	**5**	**5**	9,856	2	2
Options	**67,299**	**176**	**235**	45,840	130	185
Futures	**100,421**	**18**	**28**	190,017	49	74
	517,279	**3,576**	**3,487**	459,809	3,349	3,651
Equity and Commodity Related Contracts						
Options and swaps	**814**	**88**	**78**	563	37	28
Total Trading Derivatives	**584,133**	**5,050**	**7,044**	522,713	4,082	5,369
Total Group Derivatives	**672,465**	**6,663**	**10,096**	588,289	5,640	6,854

39. Derivatives continued

The residual maturity of 'over the counter' (OTC) and non-margined exchange traded contracts was as follows:

	2003		2002	
	Notional Principal Amount £ million	**Replace-ment Cost £ million**	Notional Principal Amount £ million	Replace-ment Cost £ million
Group				
Contracts maturing:				
in 1 year or less	**221,680**	**1,947**	198,933	1,239
in more than 1 year but not more than 5 years	**232,594**	**2,282**	128,890	1,727
in more than 5 years	**117,770**	**2,416**	67,771	2,624
	572,044	**6,645**	395,594	5,590

Credit Risk Analyses

Counterparties of the Group's derivative transactions are primarily financial institutions. An institutional and geographical analysis of replacement cost, based on the location of the office writing the business, is shown below:

	Group	
	2003 £ million	2002 £ million
Institutional		
Financial Institutions	**5,561**	4,516
Non-financial Institutions	**1,084**	1,074
	6,645	5,590
Geographical		
UK	**6,348**	5,411
Rest of World	**297**	179
	6,645	5,590

The Group's objectives and policies in managing the risks that arise in connection with the use of financial instruments are set out on pages 40 to 44 of the Financial Review and Risk Management report.

40. Fair Value of Financial Assets and Financial Liabilities

Fair values of financial assets and financial liabilities are based on market prices where available, or are estimated using other valuation techniques. Where they are short-term in nature or reprice frequently, fair value approximates to carrying value.

Derivatives held for trading purposes as disclosed in Note 39 are carried at fair values. Derivatives held for non-trading purposes are accounted for in the same way as the underlying transaction being hedged. Fair values are based on market prices where available, or are estimated using other valuation techniques.

The following table shows the carrying amount and the fair values of financial assets and liabilities analysed between trading and non-trading:

	2003				2002			
	Assets		**Liabilities**		Assets		Liabilities	
	Carrying Amount £ million	**Fair Value £ million**	**Carrying Amount £ million**	**Fair Value £ million**	Carrying Amount £ million	Fair Value £ million	Carrying Amount £ million	Fair Value £ million
Group								
Non-Trading								
Treasury bills and other eligible bills	**6,613**	**6,614**			4,006	4,010		
Debt securities	**29,739**	**29,751**			25,168	25,096		
Equity shares	**216**	**393**			223	274		
Debt securities in issue			**98,690**	**99,301**			80,524	81,130
Dated loan capital			**7,740**	**7,055**			5,690	6,436
Undated loan capital			**5,142**	**5,653**			3,437	3,937
Preference shares			**400**	**558**			400	571
Minority and other interests (non-equity)			**2,354**	**2,628**			1,703	1,918
Derivatives	**338**	**1,613**	**520**	**3,052**	302	1,558	299	1,485
Total Non-Trading	**36,906**	**38,371**	**114,846**	**118,247**	29,699	30,938	92,053	95,477
Trading								
Treasury bills and other eligible bills	**1,451**	**1,451**			1,958	1,958		
Loans and advances to banks	**1,151**	**1,151**			1,348	1,348		
Loans and advances to customers	**289**	**289**			709	709		
Debt securities	**21,751**	**21,751**			19,156	19,156		
Other assets	**43**	**43**			63	63		
Debt securities in issue			**1,168**	**1,168**			247	247
Deposits by banks			**8,785**	**8,785**			11,650	11,650
Customer accounts			**5,479**	**5,479**			2,309	2,309
Other liabilities			**156**	**156**			66	66
Derivatives	**5,050**	**5,050**	**7,044**	**7,044**	4,082	4,082	5,369	5,369
Total Trading	**29,735**	**29,735**	**22,632**	**22,632**	27,316	27,316	19,641	19,641

Fair values in respect of non-trading financial assets and liabilities are disclosed only where there is a liquid and active market.

Fair value information is not provided for items that do not meet the definition of a financial instrument or for certain other financial instruments, including sundry short-term debtors and creditors. The fair value information presented does not therefore represent the fair value of the Group as a going concern at 31 December 2003.

41. Hedges

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging, and the movements therein, are as follows:

			2003
	Gains £ million	**Losses £ million**	**Total Net Gains/(Losses) £ million**
Group			
Unrecognised gains and losses on hedges at 1 January 2003	**1,281**	**1,211**	**70**
Gains and losses arising in previous years that were recognised in the year ended 31 December 2003	**312**	**1,118**	**(806)**
Gains and losses arising before 1 January 2003 that were not recognised in the year ended 31 December 2003	**969**	**93**	**876**
Gains and losses arising in the year ended 31 December 2003 that were not recognised in that year	**416**	**2,549**	**(2,133)**
Unrecognised gains and losses on hedges at 31 December 2003	**1,385**	**2,642**	**(1,257)**
of which:			
Gains and losses expected to be recognised in the year ending 31 December 2004	**495**	**1,274**	**(779)**
Gains and losses expected to be recognised after 31 December 2004	**890**	**1,368**	**(478)**

			2002
	Gains £ million	Losses £ million	Total Net Gains/(Losses) £ million
Group			
Unrecognised gains and losses on hedges at 1 January 2002	825	1,101	(276)
Gains and losses arising in previous years that were recognised in the year ended 31 December 2002	263	744	(481)
Gains and losses arising before 1 January 2002 that were not recognised in the year ended 31 December 2002	562	357	205
Gains and losses arising in the year ended 31 December 2002 that were not recognised in that year	719	854	(135)
Unrecognised gains and losses on hedges at 31 December 2002	1,281	1,211	70
of which:			
Gains and losses expected to be recognised in the year ending 31 December 2003	336	603	(267)
Gains and losses expected to be recognised after 31 December 2003	945	608	337

42. Interest Rate Sensitivity Gap

The tables below summarise the repricing profiles of the Group's assets and liabilities.

As at 31 December 2003

	Not more than 3 months £ million	Over 3 months but not over 6 months £ million	Over 6 months but not over 1 year £ million	Over 1 year but not over 5 years £ million	Over 5 years £ million	Non-interest bearing £ million	Trading £ million	Total £ million
Assets								
Treasury bills and other eligible bills	6,165	314	1	127	6		1,451	8,064
Loans and advances to banks	10,398	811	2,380	36		1,172	1,151	15,948
Loans and advances to customers	202,099	8,442	12,070	38,034	5,330	118	289	266,382
Debt securities and equity shares	22,473	1,591	1,769	1,996	907	1,219	21,751	51,706
Other assets	1,047			70	447	20,892	43	22,499
	242,182	11,158	16,220	40,263	6,690	23,401	24,685	364,599
Liabilities								
Deposits by banks	30,729	7	620	70	308	238	8,785	40,757
Customer accounts	150,201	5,380	6,641	5,387	201	215	5,479	173,504
Debt securities in issue	77,452	11,551	1,331	4,075	4,281		1,168	99,858
Other liabilities	121	1	2	3	39	19,260	156	19,582
Subordinated liabilities	2,658	140	168	1,412	8,504			12,882
Minority interests and shareholders' funds					2,354	15,625		17,979
Own shares in policyholders' funds						37		37
Internal funding of trading business	(9,984)	491	31	223	142		9,097	
	251,177	17,570	8,793	11,170	15,829	35,375	24,685	364,599
On-balance sheet gap	(8,995)	(6,412)	7,427	29,093	(9,139)	(11,974)		
Non-trading derivatives	18,933	(3,676)	(1,205)	(23,559)	9,507			
Net interest rate repricing gap 2003	9,938	(10,088)	6,222	5,534	368	(11,974)		
Cumulative gap 2003	9,938	(150)	6,072	11,606	11,974			

42. Interest Rate Sensitivity Gap continued

As at 31 December 2002

	Not more than 3 months £ million	Over 3 months but not over 6 months £ million	Over 6 months but not over 1 year £ million	Over 1 year but not over 5 years £ million	Over 5 years £ million	Non-interest bearing £ million	Trading £ million	Total £ million
Assets								
Treasury bills and other eligible bills	3,803	78	14	111			1,958	5,964
Loans and advances to banks	8,870	742	217	83	77	501	1,348	11,838
Loans and advances to customers	187,012	6,784	8,351	25,979	4,503	977	709	234,315
Debt securities and equity shares	20,132	1,399	547	1,740	1,054	519	19,156	44,547
Other assets	1,283	122	203	482	232	18,683	63	21,068
	221,100	9,125	9,332	28,395	5,866	20,680	23,234	317,732
Liabilities								
Deposits by banks	32,012	(16)	1,890	23	10	68	11,650	45,637
Customer accounts	132,961	3,701	3,715	5,789	207	1,539	2,309	150,221
Debt securities in issue	60,406	13,542	4,066	955	1,553	2	247	80,771
Other liabilities	99		1	13	8	15,898	66	16,085
Subordinated liabilities	1,594	155		940	6,438			9,127
Minority interests and shareholders' funds					1,702	14,156		15,858
Own shares in policyholders' funds						33		33
Internal funding of trading business	(4,467)	(2,822)	(1,865)	(150)	342		8,962	
	222,605	14,560	7,807	7,570	10,260	31,696	23,234	317,732
On-balance sheet gap	(1,505)	(5,435)	1,525	20,825	(4,394)	(11,016)		
Non-trading derivatives	2,996	7,683	(3,484)	(10,886)	3,691			
Net interest rate repricing gap 2002	1,491	2,248	(1,959)	9,939	(703)	(11,016)		
Cumulative gap 2002	1,491	3,739	1,780	11,719	11,016			

All derivative instruments which alter the interest bases of the non-trading portfolio of assets and liabilities are reflected in the above tables.

43. Trading Value at Risk

The Group's Value at Risk (VaR) methodology of estimating potential losses arising from the Group's exposure to market risk is explained on page 43 of the Financial Review and Risk Management report. The Group's trading market risk exposure for the year ended 31 December 2003 is analysed below.

Exposure

	As at 31 December 2003 £ million	As at 31 December 2002 £ million	**Average 2003 £ million**	Average 2002 £ million	**Highest 2003 £ million**	Highest 2002 £ million	**Lowest 2003 £ million**	Lowest 2002 £ million
Total Value at Risk	**6.1**	7.9	**11.9**	11.1	**23.0**	14.8	**6.1**	7.4

For all significant exposures VaR has been calculated on a daily basis.

44. Non-trading Currency Exposure

Structural currency exposures arise from the Group's investments in overseas subsidiaries, branches and other investments and are noted in the table below.

	2003			2002		
Functional currency of the operation	**Net investments in overseas operations £ million**	**Borrowing taken out to hedge the net investments £ million**	**Remaining structural currency exposure £ million**	Net investments in overseas operations £ million	Borrowing taken out to hedge the net investments £ million	Remaining structural currency exposure £ million
US Dollar	**72**	**53**	**19**	222	185	37
Euro	**583**	**493**	**90**	304	190	114
Australian Dollar	**1,000**	**847**	**153**	371	315	56
Other	**7**		**7**	2	2	
Total	**1,662**	**1,393**	**269**	899	692	207

As at 31 December 2003 and 31 December 2002 there are no material net currency exposures in the non-trading book relating to transactional (or non-structural) positions that would give rise to net currency gains or losses. Additional information on the Group's foreign exchange risk is set out on page 43 of the Financial Review and Risk Management report.

45. Assets and Liabilities in Foreign Currencies

	Group	
	2003 £ million	2002 £ million
The aggregate amounts of assets and liabilities denominated in currencies other than sterling were:		
Assets	**75,051**	73,420
Liabilities	**116,217**	115,484

The above figures do not reflect the Group's exposure to foreign exchange, which is significantly lower as it is hedged by off-balance sheet instruments.

46. Reconciliation of Operating Profit to Net Cash Inflow/(Outflow) from Operating Activities

	2003 £ million	2002 £ million
Group operating profit	**3,706**	2,849
(Increase)/decrease in prepayments and accrued income	**(429)**	806
Increase/(decrease) in accruals and deferred income	**403**	(684)
Provision for bad and doubtful debts	**1,025**	832
Depreciation and goodwill amortisation	**724**	634
Amortisation of discount on debt securities	**(2)**	(6)
Income from long-term assurance business	**(525)**	(233)
Interest on subordinated liabilities	**650**	518
Profit on sale of investment securities	**(43)**	(37)
Gain on sale of fixed assets	**(9)**	(14)
Provisions for liabilities and charges	**199**	216
Provisions utilised	**(228)**	(236)
Provisions against debt securities and equity shares	**29**	24
Exchange differences	**903**	384
Other non-cash movements	**(110)**	
Net cash inflow from trading activities	**6,293**	5,053
Net (decrease)/increase in notes in circulation	**(7)**	84
Net decrease/(increase) in items in course of collection	**239**	(110)
Net increase in treasury and other eligible bills	**(2,100)**	(1,893)
Net increase in loans and advances to banks and customers	**(34,051)**	(34,879)
Net increase in deposits by banks and customer accounts	**18,403**	24,893
Net increase in other debt securities	**(2,595)**	(5,927)
Net increase in other assets	**(142)**	(3,217)
Net increase in other liabilities	**2,801**	3,759
Net increase in debt securities in issue	**19,087**	11,243
Net cash inflow/(outflow) from operating activities	**7,928**	(994)

47. Gross Cash Flows

	Notes	**2003 £ million**	2002 £ million
(i) Returns on investments and servicing of finance			
Interest paid on subordinated liabilities		**(569)**	(515)
Preference dividends paid		**(37)**	(37)
Dividends paid to minority shareholders in subsidiary undertakings		**(176)**	(148)
		(782)	(700)
(ii) Capital expenditure and financial investment			
Transfers from/(to) long-term assurance business		**16**	(309)
Purchase of investment securities		**(23,273)**	(19,745)
Sale and maturity of investment securities		**17,964**	23,428
Purchase of property and equipment		**(363)**	(391)
Sale of property and equipment		**65**	100
Purchase of operating lease assets		**(1,350)**	(1,287)
Sale of operating lease assets		**639**	415
		(6,302)	2,211
(iii) Acquisitions and disposals			
Investment in subsidiary undertakings and business interests		**(592)**	
Investment in associated undertakings, joint ventures and business interests		**(97)**	(141)
Disposal of associated undertakings, joint ventures and business interests		**64**	27
		(625)	(114)
(iv) Financing			
Issue of ordinary shares	50	**70**	1,319
Issue of subordinated liabilities	50	**3,673**	1,287
Minority interest acquired		**628**	24
Minority interest disposed		**(23)**	(9)
Repayments of subordinated liabilities	50		(66)
Contribution to Employee Share Trust			(12)
Movement in own shares		**2**	(12)
		4,350	2,531

48. Acquisitions and Disposals

(a) Acquisitions

On 31 January 2003 the Group acquired Rothschild Asset Management International Holdings BV ("RAM") for £60 million including costs of acquisition. The book value of net assets acquired was £17 million with no fair value adjustments required, creating a balance of goodwill on the acquisition of £43 million.

On 4 April 2003 the Group acquired the business of the Joint Affinity Credit Card Business developed through Transnational Group Services International Inc. and its UK based subsidiary, Transnational Financial Services Ltd ("Transnational") for a cash consideration of £96 million including costs of acquisition. The book value of net assets acquired was £23 million with no material fair value adjustments required creating a balance of goodwill on the acquisition of £73 million.

On 26 August 2003, HBOS plc, through its subsidiary undertaking Scottish Western Australia Holdings Pty Ltd acquired all of the ordinary shares of Bank of Western Australia Ltd ("BankWest") which it did not already own. The total consideration including costs of acquisition amounted to £436 million. The minority interest acquired amounted to £229 million with no material fair value adjustments being required creating a balance of goodwill on the acquisition of £207 million.

The acquisition method of accounting has been applied to each of these acquisitions. Goodwill is being amortised over 10 years in respect of RAM and 20 years in respect of Transnational and BankWest reflecting the periods over which the economic benefits are expected to arise.

The following table summarises the effects of these acquisitions.

	Acquired book value and fair value to the Group			
	RAM £ million	**Transnational £ million**	**BankWest £ million**	**Total £ million**
Loans and advances to banks	**44**			**44**
Other assets	**16**	**27**		**43**
Total assets	**60**	**27**		**87**
Other liabilities	**(43)**	**(4)**		**(47)**
Net assets	**17**	**23**		**40**
Minority interests			**229**	**229**
Goodwill	**43**	**73**	**207**	**323**
Consideration	**60**	**96**	**436**	**592**
Satisfied by:				
Cash	**58**	**96**	**433**	**587**
Acquisition costs	**2**		**3**	**5**
	60	**96**	**436**	**592**

The effect on the Group's profit and loss account from the respective dates of acquisition to 31 December 2003 is not material.

(b) Equitable Life Assurance Society ("The Equitable")

In accordance with the terms of the acquisition of the operating assets, sales-force and unit-linked and non-profit business of The Equitable in March 2001, contingent consideration of up to £250 million may become payable. This is dependent on the extent to which certain new business sales and profitability targets are achieved in 2003 and 2004 by the distribution channel acquired. No provision has been made at 31 December 2003 as it is not currently expected that any payment will be made.

49. Analysis of the Balances of Cash as shown in the Balance Sheet

	As at 1 January 2003 £ million	**Cashflow £ million**	**As at 31 December 2003 £ million**	As at 1 January 2002 £ million	Cashflow £ million	As at 31 December 2002 £ million
Cash and balances at central banks	**1,373**	**8**	**1,381**	1,150	223	1,373
Loans and advances to other banks repayable on demand	**3,159**	**3,112**	**6,271**	1,625	1,534	3,159
	4,532	**3,120**	**7,652**	2,775	1,757	4,532

The Group maintains balances with the Bank of England which, at 31 December 2003, amounted to £902 million (2002 – £881 million).

50. Analysis of the Changes in Financing During the Year

	2003		2002	
	Share Capital (including Premium) £ million	**Loan Capital £ million**	Share Capital (including Premium) £ million	Loan Capital £ million
At 1 January	**2,638**	**9,127**	1,319	7,923
Effect of foreign exchange differences		**82**		(17)
Proceeds of capital issues (including premium) – ordinary shares	**70**		1,319	
Issue of subordinated liabilities		**3,673**		1,287
Repayments of subordinated liabilities				(66)
At 31 December	**2,708**	**12,882**	2,638	9,127

51. Related Party Transactions

In the year ended 31 December 2003, the Group provided both administration and processing services to Sainsbury's Bank plc. The amounts in respect of administration and processing services payable to the Group during the year were £25 million (2002 – £28 million), of which £8 million was outstanding at the year end (2002 – £4 million).

During the year, IBM United Kingdom (Systems Operations) Limited, a non consolidated subsidiary, provided systems operations services to the Group. The amounts in respect of these services payable by the Group during the year were £126 million (2002 – £147 million), including an exceptional charge arising from termination of the service contract on 20 August 2003.

52. Main Associated Undertakings (including Joint Ventures)

	Nature of Business	Issued Share and Loan Capital		Group's Interest	Statutory Accounts Made up to	Principal Area of Operations
Incorporated in the UK						
Joint Ventures:						
Centrica Personal Finance Limited	Finance	ordinary	3,000,002	50.0%	December 2003	UK
		loan	1,000,000	50.0%		
RFS Limited	Finance	ordinary	6,000,006	50.0%	December 2003	UK
Lex Vehicle Leasing (Holdings) Ltd and its subsidiaries	Vehicle Leasing	ordinary	16,900,002	50.0%	December 2003	UK
		preference	49,400,000	50.0%		
First Alternative Holdings Ltd and its subsidiaries	Insurance	ordinary	700,000	82.4%	December 2003	UK
		preference	75,000,000	100.0%		
esure Holdings Ltd and its subsidiaries	Insurance	ordinary	3,330,000	70.0%	December 2003	UK
		preference	150,700,000	100.0%		
Other Associated Undertaking:						
Sainsbury's Bank plc	Banking	ordinary	140,000,000	45.0%	March 2003*	UK
		loan	60,000,000	45.0%		

* The accounts of Sainsbury's Bank plc have been equity accounted in the Group's consolidated accounts on the basis of accounts prepared for the year to 31 December 2003.

All the above are held by subsidiary undertakings.

53. Main Subsidiary Undertakings

	Company's Interest in Ordinary Share Capital and Voting Rights	Principal Business	Incorporated
The Governor and Company of the Bank of Scotland and subsidiaries, including	100%†	Banking, financial and related services	UK
HBOS Treasury Services PLC	100%	Banking	UK
Bank of Western Australia Ltd	100%	Retail and commercial banking	Australia
CAPITAL BANK plc	100%*	Banking and personal finance	UK
Halifax plc	100%ø	Banking	UK
Halifax Share Dealing Ltd	100%	Execution only stockbroking	UK
HBOS Insurance & Investment Group Ltd and subsidiaries, including	100%	Investment holding	UK
Halifax General Insurance Services Ltd	100%	General insurance brokerage	UK
Clerical Medical Investment Group Ltd	100%	Life assurance	UK
Halifax Life Ltd	100%	Life assurance	UK
Halifax Investment Funds Management Ltd	100%	OEIC management	UK
Insight Investment Management Ltd	100%	Investment management	UK
St. James's Place Capital plc	60%	Financial services	UK

† HBOS plc holds 100% of the issued preference share capital.
* Bank of Scotland holds 100% of the issued preference share capital.
ø HBOS plc holds 75% of the issued preference share capital.

54. Transactions with Directors, Officers and Connected Persons

The aggregate amounts outstanding at 31 December 2003 in respect of loans and credit cards which were made available by the Group for persons who are, or were during the year, Directors and officers of HBOS plc and their connected persons were:

	Number	Aggregate amount outstanding £000
Loans	**12**	**3,533**
Credit card accounts	**15**	**69**

55. Segmental Analysis

Business Sector

The Group reported throughout the year through five divisions (Retail, Insurance & Investment, Business, Corporate and Treasury), plus BankWest and Group Items.

	Profit before Tax and Exceptional items £ million	**Exceptional items £ million**	**2003 Profit before Tax £ million**	Profit before Tax and Exceptional items £ million	2002 Exceptional items £ million	Profit before Tax £ million
Retail	**1,698**	**(20)**	**1,678**	1,426	(28)	1,398
Insurance & Investment	**887**		**887**	589	(6)	583
Business	**404**	**(6)**	**398**	307	(16)	291
Corporate	**826**		**826**	681		681
Treasury	**239**	**(3)**	**236**	231	(9)	222
BankWest	**113**		**113**	75		75
Group Items	**(282)**	**(90)**	**(372)**	(247)	(94)	(341)
	3,885	**(119)**	**3,766**	3,062	(153)	2,909

55. Segmental Analysis continued

	Net Assets		Total Assets	
	2003 £ million	2002 £ million	**2003 £ million**	2002 £ million
Retail	**4,871**	4,949	**179,513**	161,459
Insurance & Investment	**4,424**	3,867	**50,994**	43,458
Business	**1,722**	1,292	**35,302**	26,692
Corporate	**2,875**	2,585	**55,904**	50,885
Treasury	**903**	784	**74,600**	64,000
BankWest	**573**	242	**12,100**	8,536
	15,368	13,719	**408,413**	355,030

Geographical

The table below analyses the Group results and assets by the geographical area in which the business is generated. The geographical analysis is prepared in accordance with the location of the relevant company or branch.

	2003			2002		
	UK £ million	**Rest of World £ million**	**Group Total £ million**	UK £ million	Rest of World £ million	Group Total £ million
Interest receivable	**16,528**	**1,699**	**18,227**	15,444	1,247	16,691
Fees and commissions receivable	**2,358**	**228**	**2,586**	1,988	169	2,157
Dealing profits	**161**	**11**	**172**	146	8	154
Income from long-term assurance business	**386**	**139**	**525**	131	102	233
Other operating income	**776**	**275**	**1,051**	700	204	904
Gross income	**20,209**	**2,352**	**22,561**	18,409	1,730	20,139
Operating profit before exceptional items	**3,187**	**638**	**3,825**	2,552	450	3,002
Share of operating profits of joint ventures	**35**	**(4)**	**31**	19	(11)	8
Share of operating profits of associated undertakings	**17**	**12**	**29**	19	8	27
Profit on disposal of business				25		25
Exceptional items	**(119)**		**(119)**	(153)		(153)
Group profit before taxation	**3,120**	**646**	**3,766**	2,462	447	2,909
Total assets	**371,506**	**36,451**	**407,957**	326,899	27,678	354,577
Joint ventures			**264**			281
Associated undertakings			**192**			172
Group total assets			**408,413**			355,030
Net assets (excluding minority interests)	**13,858**	**1,510**	**15,368**	12,176	1,543	13,719

Shareholder Information

Financial Calendar 2004

25 Feb 2004	Final Results Announcement 2003
10 Mar 2004	Ordinary Shares ex-dividend date
10-16 Mar 2004	Reference Price calculation period*
12 Mar 2004	Ordinary Shares record date
22 Apr 2004	Return date for receipt of Mandate Forms for the Share Dividend Alternative for the final dividend 2003 and future dividends
27 Apr 2004	Annual General Meeting
5 May 2004	Preference Shares ex-dividend date
7 May 2004	Preference Shares record date
20 May 2004	New Ordinary Share certificates or CREST entitlement statements posted
21 May 2004	Final Ordinary dividend 2003 payment date. CREST accounts credited and first day of dealing in new Ordinary Shares
1 Jun 2004	Preference Shares dividend payment date
28 Jul 2004	Interim Results Announcement 2004
11 Aug 2004	Ordinary Shares ex-dividend date
13 Aug 2004	Ordinary Shares record date
22 Oct 2004	Interim Ordinary dividend 2004 payment date
3 Nov 2004	Preference Shares ex-dividend date
5 Nov 2004	Preference Shares record date
30 Nov 2004	Preference Shares dividend payment date

* The Reference Price of the new Ordinary Shares will be available from Wednesday 17 March 2004 on our website (www.HBOSplc.com) or by telephoning our Registrars on 0870 702 0102.

Share Dividend Alternative

Shareholders who have already completed a Mandate Form to receive their entitlement to dividends in new Ordinary Shares need take no action as they will automatically receive new Ordinary Shares in respect of the final dividend of 20.6p per Ordinary Share for the year ended 31 December 2003. Shareholders who have not already completed a Mandate Form and also wish to participate in the Share Dividend Plan in respect of the final dividend (and for future dividends) are required to complete and return a Mandate Form to our Registrars – Computershare Investor Services PLC, PO Box 1910, The Pavilions, Bridgwater Road, Bristol BS99 7DZ. A Mandate Form and a copy of the Rules of the HBOS plc Share Dividend Plan can be obtained from our Registrars by telephoning 0870 702 0102.

Share Price

For the current share price call the Halifax Share Dealing Price Line on 0901 4700 007. Calls are charged at 60p per minute at all times and should last no longer than one minute.

Halifax Share Dealing Limited (HSDL)

To buy or sell HBOS plc shares call HSDL on 08705 711 117. If you would like to find out more information about the services offered by HSDL please call 08457 22 55 25 or visit our website at www.halifax.co.uk/sharedealing. HSDL is authorised and regulated by the Financial Services Authority, is a member of the London Stock Exchange and is an Inland Revenue approved PEP and ISA Manager.

Internet

Visit our home page at www.HBOSplc.com

Registered Office

HBOS plc, The Mound, Edinburgh EH1 1YZ

Registered Number

SC218813

Share Register Analysis at 31 December 2003

Size of shareholding	Number of shareholders	%	Number of ordinary shares	%
1 – 200	1,072,565	41.44	187,064,948	4.86
201 – 1,000	1,377,600	53.22	543,246,851	14.11
1,001 – 5,000	128,791	4.98	175,863,036	4.57
5,001 – 10,000	4,372	0.17	31,184,766	0.81
10,001 – 50,000	3,401	0.13	66,616,230	1.73
50,001 – 100,000	444	0.02	31,204,749	0.81
over 100,000	1,191	0.04	2,815,175,378	73.11
Total	2,588,364	100	3,850,355,958	100

Useful Contacts

For general enquiries about your shares, **call our Registrars on 0870 702 0102** or write to Computershare Investor Services PLC, PO Box 1909, The Pavilions, Bridgwater Road, Bristol BS99 7DS.

For Investor Relations enquiries please contact the Investor Relations team by email – investorrelations@hbosplc.com or by telephone 0131 243 5521.

Published by Black Sun plc. Printed by Pillans & Waddies.



HBOS plc
The Mound
Edinburgh
EH1 1YZ

www.HBOSplc.com

4001115